EXHIBIT 10.1

CREDIT AGREEMENT
Dated as of March 21, 2014
among
ORIENT-EXPRESS HOTELS LTD.,
as Holdings,
BELMOND INTERFIN LTD.,
as Borrower,
THE LENDERS PARTY HERETO,
as Lenders
and
BARCLAYS BANK PLC,
as Administrative Agent, Collateral Agent and Swingline Lender
___________________________
CREDIT AGRICOLE CORPORATE AND INVESTMENT BANK,
as Senior Co-Manager
and
BARCLAYS BANK PLC and J.P. MORGAN SECURITIES LLC,
as Joint Lead Arrangers and Joint Book Running Managers

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-ii-

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Section 9.12.	Severability	165
Section 9.13.	[Reserved]	165
Section 9.14.	Counterparts	165
Section 9.15.	Headings	165
Section 9.16.	Jurisdiction; Consent to Service of Process	166
Section 9.17.	Confidentiality	166
Section 9.18.	Judgment Currency	167
Section 9.19.	Waiver of Immunities	168
Section 9.20.	Release of Collateral and Guarantee Obligations	168
Section 9.21.	Release from Certain Restrictions	169
Section 9.22.	Limitation of Liability	169
Section 9.23.	Electronic Communications; Treatment of MNPI	169
Section 9.24.	No Fiduciary Duties	171
Section 9.25.	Use of English Language	172

EXHIBITS AND SCHEDULES

Exhibit A	Form of Affiliate Subordination Agreement
Exhibit B	Form of Assignment and Acceptance
Exhibit C	Form of Borrowing Request
Exhibit D	Form of Prepayment Notice
Exhibit E	Form of Letter of Credit Request
Exhibit F	Form of Continuation/Conversion Notice
Exhibit G	Form of Funding Indemnity Letter

Schedule 1.01(a)	Existing Credit Facilities
Schedule 1.01(b)	Existing Letters of Credit
Schedule 1.01(c)	Management Contracts
Schedule 1.01(d)	Permitted Tax Restructuring
Schedule 2.01	Revolving Loan Commitments and Term Loan Commitments
Schedule 3.08	Subsidiaries
Schedule 3.09	Litigation
Schedule 3.16	Benefits Plans
Schedule 3.17	Environmental Matters
Schedule 3.20	Owned, Leased and Subleased Material Real Property
Schedule 4.02(c)	Foreign Security Documents
Schedule 5.17	Post-Closing Obligations
Schedule 6.01(a)	Existing Indebtedness
Schedule 6.01(f)	Specified Appeal Bond
Schedule 6.02	Existing Liens
Schedule 6.04	Existing Investments

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THIS CREDIT AGREEMENT dated as of March 21, 2014 (this “Agreement”), among ORIENT-EXPRESS HOTELS LTD., a company incorporated in the Islands of Bermuda (“Holdings”), BELMOND INTERFIN LTD., a company incorporated in the Islands of Bermuda (formerly known as Orient-Express Hotels Interfin Ltd.) (the “Borrower”), the Lenders from time to time party hereto and BARCLAYS BANK PLC, acting as administrative agent (in such capacity and together with its successors, the “Administrative Agent”), collateral agent (in such capacity and together with its successors, the “Collateral Agent”) and swingline lender (in such capacity and together with its successors, the “Swingline Lender”).
W I T N E S S E T H:
WHEREAS, the Borrower desires that the Lenders extend certain term and revolving credit facilities to the Borrower to pay fees, costs and expenses incurred in connection with the Transactions and the other transactions contemplated hereby and provide ongoing working capital and capital for other general corporate purposes of the Borrower and its subsidiaries; and
WHEREAS, the Term Lenders are willing to extend the Term Loan Commitments and make Term Loans to the Borrower, and the Revolving Lenders, the Swingline Lender and the Issuing Banks are willing to extend the Revolving Loan Commitments and the Swingline Commitment, make (or participate in) Revolving Loans and Swingline Loans and issue (or participate in) Letters of Credit, as applicable, to the Borrower, in each case on the terms and subject to the conditions hereinafter set forth.
NOW, THEREFORE, the parties hereto agree as follows.
ARTICLE I
DEFINITIONS
Section 1.01.    Defined Terms. As used in this Agreement, the following terms shall have the meanings specified below:
“ABR”, when used in reference to any Loan or Borrowing, shall refer to whether such Loan, or the Loans comprising such Borrowing, is bearing interest at a rate determined by reference to the Base Rate.
“Accepting Lenders” shall have the meaning assigned to such term in Section 9.08(c).
“Acquired EBITDA” shall mean, with respect to any Acquired Entity or Business or any Converted Subsidiary for any period, the amount for such period of Consolidated EBITDA of such Acquired Entity or Business or Converted Subsidiary, as applicable, all as determined on a consolidated basis for such Acquired Entity or Business or Converted Subsidiary, as applicable.
“Acquired Entity or Business” shall have the meaning specified in the definition of the term “Consolidated EBITDA.”

“Additional Lender” shall mean any Lender that makes an Incremental Term Loan or an Other Loan.
“Adjusted Interbank Offered Rate” shall mean, with respect to any Alternative Rate Borrowing for any Interest Period, an interest rate per annum equal to the product of (a) the Interbank Offered Rate in effect for such Interest Period, and (b) Statutory Reserves; provided, however, that if at any time the Adjusted Interbank Offered Rate calculated as provided above shall be lower than the Adjusted Interbank Offered Rate Floor, the Adjusted Interbank Offered Rate shall be deemed to be equal to the Adjusted Interbank Offered Rate Floor solely in respect of Alternative Rate Term Loans for the purposes of this Agreement.
“Adjusted Interbank Offered Rate Floor” shall mean 1.00% per annum.
“Administrative Agent” shall have the meaning assigned to such term in the preamble, and, where appropriate, shall also mean the applicable Local Agent.
“Administrative Agent Fees” shall have the meaning assigned to such term in Section 2.05(b).
“Administrative Questionnaire” shall mean an Administrative Questionnaire in such form as may be supplied from time to time by the Administrative Agent.
“Affiliate” shall mean, when used with respect to a specified person, another person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the person specified; provided, however, that for purposes of Section 6.07 the term “Affiliate” shall also include any person that directly or indirectly owns 20% or more of any class of Equity Interests of the person specified or that is an officer or director of the person specified.
“Affiliate Subordination Agreement” shall mean an Affiliate Subordination Agreement in the form of Exhibit A pursuant to which intercompany obligations and advances owed by any Loan Party to another Loan Party are subordinated to the Obligations.
“Agents” shall have the meaning assigned to such term in Section 8.01.
“Aggregate Revolving Exposure” shall mean the aggregate amount of the Lenders’ Revolving Exposures.
“Agreement” shall have the meaning assigned to such term in the preamble.
“Alternative Rate”, when used in reference to any Loan or Borrowing, shall refer to whether such Loan, or the Loans comprising such Borrowing, are bearing interest at a rate determined by reference to the Adjusted Interbank Offered Rate.
“Alternative Rate Loan” shall mean any Alternative Rate Term Loan or Alternative Rate Revolving Loan.

“Alternative Rate Revolving Loan” shall mean any Revolving Loan bearing interest at a rate determined by reference to the Adjusted Interbank Offered Rate.
“Alternative Rate Term Loan” shall mean any Term Loan bearing interest at a rate determined by reference to the Adjusted Interbank Offered Rate.
“Anti-Corruption Laws” shall mean all laws, rules, and regulations of any jurisdiction applicable to Holdings, the Borrower or any of their respective subsidiaries from time to time concerning or relating to bribery or corruption, including the United States Foreign Corrupt Practices Act of 1977 (as amended from time to time) and the United Kingdom Bribery Act of 2010 (as amended from time to time).
“Applicable Rate” shall mean, at any date of determination, (a) with respect to Term Loans, (i) for Dollar Term Loans that are Alternative Rate Loans, 3.00% per annum, and for Dollar Term Loans that are ABR Loans, 2.00% per annum, and (ii) for Euro Term Loans, 3.25% per annum, (b) with respect to Revolving Loans (including Swingline Loans), for Alternative Rate Loans, 2.75% per annum, and for ABR Loans, 1.75% per annum, and (c) with respect to Commitment Fees, 0.40% per annum.
“Approved Fund” shall mean any person (other than a natural person) that is engaged in making, purchasing, holding or investing in bank loans and similar extensions of credit in the ordinary course of its business and that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender, or (c) an entity or an Affiliate of an entity that administers or manages a Lender.
“Asset Sale” shall mean the Disposition by Holdings or any of the Subsidiaries to any person other than a Loan Party of (a) any Equity Interests in any of the Subsidiaries (other than directors’ qualifying shares) or (b) any other assets of Holdings or any of the Subsidiaries, including Equity Interests of any person that is not a Subsidiary (other than (i) the Disposition of assets pursuant to a Recovery Event, so long as any proceeds thereof are characterized as Net Cash Proceeds of such Recovery Event, (ii) Dispositions consisting of franchise agreements, Intellectual Property licenses and inventory, in each case, in the ordinary course of business, (iii) terminations of franchise agreements, license agreements, Management Contracts and other contracts, in each case, in the ordinary course of business, (iv) the making of any Restricted Payment permitted by this Agreement, (v) Dispositions of assets in transactions constituting Investments permitted by this Agreement, including any intercompany Dispositions of assets to any Subsidiary that are not prohibited by Section 6.04, (vi) the Disposition (x) of worn-out or obsolete assets, equipment or inventory or (y) of property no longer used or useful in the conduct of the business of such person or the Consolidated Group, (vii) the incurrence of Liens permitted by Section 6.02, (viii) Dispositions of Permitted Investments (not directly or indirectly constituting, or made with, Net Cash Proceeds) and cash, in each case in the ordinary course of business, (ix) Dispositions of accounts receivable in the ordinary course of business in connection with the compromise or collection thereof, (x) Dispositions pursuant to Sale and Lease-Back Transactions permitted under the last sentence of Section 6.03 and (xi) the Excluded Asset Sales).
“Assignment and Acceptance” shall mean an assignment and acceptance entered into by a Lender and an assignee (with the consent of any person whose consent is required by Section 9.04),

and accepted by the Administrative Agent, in the form of Exhibit B or such other form as shall be approved by the Administrative Agent.
“Audited Accounts” shall mean the audited accounts of Holdings and its consolidated subsidiaries for the fiscal year ended December 31, 2013 as provided in the Form 10-K of Holdings filed with the SEC as of February 28, 2014.
“Available Amount” shall mean, at any date (the “Available Amount Reference Time”), an amount, not less than zero, determined on a cumulative basis, equal to (without duplication):
(a)U.S.$30,000,000; plus
(b)    the Available Cumulative ECF at such date; plus
(c)    the aggregate amount of Eligible Equity Proceeds during the period from and including the Business Day immediately following the Closing Date through and including the Available Amount Reference Time; plus
(d)    the aggregate amount of mandatory prepayments declined by Lenders under Section 2.13(f) during the period from the Business Day immediately following the Closing Date through the Available Amount Reference Time; plus
(e)    to the extent not (i) already included in the calculation of Consolidated Net Income or (ii) already reflected as a return of capital or deemed reduction in the amount of such Investment pursuant to clause (g) below or any other provision of Section 6.04, the aggregate amount of all cash dividends and other cash distributions received by any member of the Consolidated Group from any JV Entity or Unrestricted Subsidiary during the period from the Business Day immediately following the Closing Date through the Available Amount Reference Time; plus
(f)    to the extent not (i) already included in the calculation of Consolidated Net Income, (ii) already reflected as a return of capital or deemed reduction in the amount of such Investment pursuant to clause (g) below or any other provision of Section 6.04, or (iii) used or required to be used to prepay Term Loans in accordance with Section 2.13(b), the aggregate amount of all Net Cash Proceeds received by any member of the Consolidated Group from the Disposition of its ownership interest in any JV Entity or Unrestricted Subsidiary during the period from the Business Day immediately following the Closing Date through the Available Amount Reference Time; minus
(g)    the aggregate amount of (i) any Investments made pursuant to Section 6.04(l) (net of any return of capital in respect of such Investment or deemed reduction in the amount of such Investment, including, without limitation, upon the redesignation of any Unrestricted Subsidiary as a Subsidiary or the sale, transfer, lease or other disposition of any such Investment), (ii) any Restricted Payment made pursuant to clause (iii) of the proviso to Section 6.06(a), (iii) any payments of any Junior Financing made pursuant to clause (B) of Section 6.09(b), (iv) any Indebtedness incurred under Section 6.01(s) and (v) any expenditures excluded from the amount of Capital Expenditures under Section 6.10 pursuant to clause (ii) of the final sentence thereof, in each case, during the period commencing on the Closing Date and ending on or prior to the Available Amount

Reference Time (and, for purposes of this clause (iii), without taking account of the intended usage of the Available Amount at such Available Amount Reference Time).
“Available Cumulative ECF” shall mean the aggregate amount, not less than zero, as of such date, of the Retained Percentage of Excess Cash Flow for all Excess Cash Flow Periods ending after the Closing Date and prior to such date that were Not Otherwise Applied.
“Bank Guarantee” shall mean any bank guarantee issued by any Issuing Bank that has agreed in its sole discretion to do so for the account and on behalf of the Borrower pursuant to Section 2.23 in lieu of a Letter of Credit in such form as may be approved by such Issuing Bank in its reasonable discretion. Any such bank guarantee shall be treated hereunder as a Letter of Credit issued pursuant to this Agreement and any reference to a “Letter of Credit” under this Agreement shall be deemed to include a reference to a “Bank Guarantee”.
“Bankruptcy Laws” shall have the meaning assigned to such term in Section 7.01(h).
“Barclays Parties” shall have the meaning assigned to such term in Section 9.23(e).
“Base Amount” shall have the meaning assigned to such term in Section 6.10.
“Base Rate” shall mean, for any day, a rate per annum equal to the greatest of (a) the Prime Rate in effect on such day, (b) the Federal Funds Effective Rate in effect on such day plus 1/2 of 1%, and (c) the LIBOR (or, if higher, solely for purposes of determining the “Base Rate” for Term Loans, the Adjusted Interbank Offered Rate Floor) in effect on such day as if an Alternative Rate Loan with an Interest Period of one month were being made on such day plus 1% per annum. Any change in the Base Rate due to a change in the Prime Rate or the Federal Funds Effective Rate shall be effective as of the opening of business on the effective date of such change in the Prime Rate or the Federal Funds Effective Rate, respectively.
“Benefit Plan” shall mean any employee pension benefit plan (other than a Multiemployer Plan) subject to the provisions of Title IV of ERISA or Section 412 of the Tax Code or Section 302 of ERISA, and in respect of which the Borrower or any ERISA Affiliate is (or, if such plan were terminated, would under Section 4069 of ERISA be deemed to be) an “employer” as defined in Section 3(5) of ERISA, or with respect to which the Borrower or any ERISA Affiliate has any actual or contingent liability.
“Big Boy Letter” shall mean a letter from a Lender acknowledging that (1) the Borrower may have information regarding the Borrower or its Affiliates or the securities of any of them, the ability of the Loan Parties to perform their respective obligations under the Loan Documents or any other material information that has not previously been disclosed to the Administrative Agent and the Lenders (“Excluded Information”), (2) the Excluded Information may not be available to such Lender, (3) such Lender has independently and without reliance on any other party made its own analysis and determined to assign its rights under this Agreement to an Purchasing Borrower Party pursuant to Section 9.04(k) notwithstanding its lack of knowledge of the Excluded Information and (4) such Lender waives and releases any claims it may have against the Administrative Agent, the

Borrower and its Affiliates (including the Purchasing Borrower Party) with respect to the nondisclosure of the Excluded Information to such Lender.
“Board” shall mean the Board of Governors of the Federal Reserve System of the United States of America.
“Borrower” shall have the meaning assigned to such term in the preamble.
“Borrower Materials” shall have the meaning assigned to such term in Section 9.23(b).
“Borrowing” shall mean (a) Loans of the same Facility, Class and Type made, converted or continued on the same date and, in the case of Alternative Rate Loans, as to which a single Interest Period is in effect or (b) a Swingline Loan.
“Borrowing Request” shall mean a request by the Borrower in accordance with the terms of Section 2.03 and substantially in the form of Exhibit C, or such other form as shall be approved by the Administrative Agent.
“Breakage Event” shall have the meaning assigned to such term in Section 2.16.
“Business Day” shall mean any day other than a Saturday, Sunday or day that is a legal holiday or day on which commercial banks in New York City are authorized or required by law or other governmental action to close; provided, however, that (a) when used in connection with an Alternative Rate Loan denominated in Euros (including with respect to notices and determinations in connection therewith and any payments of principal, interest or other amounts thereon), the term “Business Day” shall also exclude any day which is not a TARGET Day, and (b) when used in connection with any Alternative Rate Loan (including with respect to all notices and determinations in connection therewith and any payments of principal, interest or other amounts thereon), the term “Business Day” shall also exclude any day on which banks are not open for dealings in the London interbank market.
“Business of the Consolidated Group” shall mean the lines of business conducted by the Consolidated Group on the Closing Date and any business activities reasonably related or ancillary thereto, and reasonable extensions thereof.
“Calculation Date” shall mean (a) each date on which a Revolving Loan is requested in Euros, (b) each date on which a Letter of Credit is issued with a Stated Amount denominated in Euros, (c) if requested by the Administrative Agent, the last Business Day of a calendar month, (d) if at any time the Aggregate Revolving Exposure in Euros exceeds 75% of the Total Revolving Commitments, the last Business Day of each week, (e) the effective date of any continuation or conversion of any Borrowing in accordance with Section 2.10, (f) the effective date of any increase in the aggregate Commitments of the Lenders, and (g) if a Default or an Event of Default shall have occurred and be continuing, such additional dates as the Administrative Agent or the Required Lenders shall specify.

“Calculation Period” shall mean the period of four consecutive fiscal quarters last ended before the date of the respective event or incurrence which requires calculations to be made on a Pro Forma Basis and for which financial information of the kind referred to in Section 5.04(a) and Section 5.04(b) is available.
“Capital Expenditures” shall mean, for any period, with respect to any person, without duplication, (a) the additions to property, plant and equipment and other capital expenditures of such person and its consolidated subsidiaries that are (or should be) set forth in a consolidated statement of cash flows of such person for such period prepared in accordance with GAAP, (b) customary annual furniture, fixture and equipment expenditures by such person during such period pursuant to management agreements or otherwise in accordance with customary industry practice, and (c) Capital Lease Obligations incurred by such person and its consolidated subsidiaries during such period; provided that the following shall be excluded from, and shall not constitute, Capital Expenditures: (i) expenditures that are required to be paid or reimbursed by any tenant, licensee, concessionaire or other third party pursuant to a legally binding arrangement to the extent that such expenditures are so paid or reimbursed within 180 days of the making of such expenditures, (ii) expenditures that constitute the consideration paid in respect of a Permitted Acquisition, (iii) Management Contract Investments, (iv) expenditures to the extent made with the Net Cash Proceeds of an Asset Sale or a Recovery Event to the extent such Net Cash Proceeds are reinvested in accordance with the definition of Net Cash Proceeds, and (v) the purchase price of equipment to the extent the consideration therefor consists of any combination of (x) used or surplus equipment traded in at the time of such purchase, and (y) the Net Cash Proceeds of a substantially concurrent sale of used or surplus equipment, in each case, in the ordinary course of business.
“Capital Lease Obligations” shall mean, at any time, the amount of the liability in respect of a Capitalized Lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) prepared in accordance with GAAP.
“Capitalized Leases” shall mean all leases that are required to be, in accordance with GAAP, recorded as capitalized leases; provided that for all purposes hereunder the amount of obligations under any Capitalized Lease shall be the amount thereof accounted for as a liability in accordance with GAAP.
“Cash” shall mean, at any time, cash of a person denominated in Dollars or any foreign currency and credited to an account in the name of such person with a reputable depositary institution and to which such person alone is beneficially entitled and for so long as (a) such cash is repayable upon demand, (b) repayment of such cash is not contingent on the prior discharge of any other obligation of any other person or the satisfaction of any other condition, (c) there are no Liens over such cash except for Liens created under the Loan Documents and any customary Lien of the depositary institution permitted under Section 6.02, and (d) such cash is immediately available to be applied in repayment or prepayment of the Loans.
“Cash Collateralize” shall mean, in respect of any Obligation or any outstanding Letter of Credit, to provide and pledge (as a first priority perfected security interest) cash collateral in Dollars (or, in the case of an outstanding Letter of Credit, in the Currency of the Stated Amount thereof), for the ratable benefit of the Revolving Lenders, the Issuing Banks and the Agents, as applicable, at a location (including an account) and pursuant to arrangements and documentation in form and substance satisfactory to the Administrative Agent and the applicable Issuing Bank and otherwise in accordance with Section 2.23(l) (and the terms “Cash Collateralization” and “Cash Collateralized” shall have meanings correlative thereto).
“Cash Management Bank” shall have the meaning specified in the definition of the term “Cash Management Obligations.”
“Cash Management Obligations” shall mean the monetary obligations owed by Holdings, the Borrower or any Subsidiary to any person that is a Lender, an Agent, a Joint Book Running Manager, the Senior Co-Manager or any Affiliate of any of the foregoing at the time such arrangements were entered into (solely in such capacity and with respect to such obligations, a “Cash Management Bank”) in respect of any overdraft and related liabilities arising from treasury, depository, credit card, debit card, purchase card and cash management services or any automated clearing house transfers of funds, in each case, to the extent designated by the Borrower and such person as “Cash Management Obligations” in writing to the Administrative Agent; provided that no person shall constitute a “Cash Management Bank” if at the time the relevant arrangements were entered into such person was a Defaulting Lender or an Affiliate of a Defaulting Lender and the monetary obligations owed pursuant to such arrangements shall not constitute a “Cash Management Obligations”.
A “Change in Control” shall be deemed to have occurred if (a) any “person” or “group” (within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934 as in effect on the date hereof), other than the Controlling Subsidiary, shall (x) own, directly or indirectly, beneficially or of record, Equity Interests representing more than 35% of the aggregate ordinary voting power represented by the issued and outstanding Equity Interests in Holdings or (y) occupy or control a majority of the seats (other than vacant seats) on the board of directors of Holdings, (b) any “person” or “group” (within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934 as in effect on the date hereof), other than Holdings or any Subsidiary, shall (x) own, directly or indirectly, beneficially or of record, Equity Interests representing more than 35% of the aggregate ordinary voting power represented by the issued and outstanding Equity Interests in the Controlling Subsidiary or (y) occupy or control a majority of the seats (other than vacant seats) on the board of directors of the Controlling Subsidiary, or (c) Holdings shall at any time fail to directly or indirectly own, beneficially and of record, 100% of each class of issued and outstanding Equity Interests in the Borrower free and clear of all Liens (other than Liens created pursuant to the Security Documents and Permitted Equity Collateral Liens).
“Change in Law” shall mean (a) the adoption or taking effect of any law, rule, regulation or treaty after the date of this Agreement, (b) any change in any law, rule, regulation or treaty or in the administration, interpretation, implementation or application thereof by any Governmental Authority after the date of this Agreement, or (c) the making or issuance of any request, rule, guideline or directive (whether or not having the force of law) by any Governmental Authority made or issued after the date of this Agreement. Notwithstanding anything to the contrary contained in this Agreement, (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act (as amended) and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (y)

all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a “Change in Law”, regardless of the date enacted, adopted or issued.

“Charges” shall have the meaning assigned to such term in Section 9.09.
“Charleston Center” shall mean Charleston Center LLC, a Delaware limited liability company.
“Charleston Place” shall mean, collectively, Charleston Place Holdings, Inc., a Delaware corporation, Charleston Center and their respective subsidiaries.
“CHP” shall mean Companhia Hoteils Palace SA, a company incorporated in Brazil.
“Class”, when used in reference to (a) any Loan or Borrowing, shall refer to whether such Loan, or the Loans comprising such Borrowing, are Revolving Loans, Dollar Term Loans, Euro Term Loans or Swingline Loans, (b) any Commitment, shall refer to whether such Commitment is a Revolving Commitment, a Dollar Term Commitment, a Euro Term Commitment or the Swingline Commitment and (c) any Lender, shall refer to whether such Lender has a Loan or Commitment with respect to a particular Class of Loans or Commitments.
“Closing Date” shall mean March 21, 2014.
“COF Rate” shall mean, with respect to any applicable Loan or other advance of any affected Lender or Lenders, a rate per annum equal to the sum of (i) the rate selected by the majority of the affected Lenders and confirmed by the Administrative Agent to be such affected Lenders’ cost of funds (from such sources as may be reasonably selected out of those sources available to them) for such Loan or advance plus (ii) the Applicable Rate.
“COF Rate Loan” shall mean any Loan bearing interest at the COF Rate.
“Collateral” shall mean all property and assets of the Loan Parties, now owned or hereafter acquired, upon which a Lien is purported to be created by any Security Document.
“Collateral Agent” shall have the meaning assigned to such term in the preamble.
“Commitment” shall mean, with respect to any Lender and any Facility, such Lender’s Revolving Commitment, Term Loan Commitment and/or Swingline Commitment.
“Commitment Fee” shall have the meaning assigned to such term in Section 2.05(a).
“Commodity Exchange Act” shall mean the Commodity Exchange Act (7 U.S.C. § 1 et seq.), as amended from time to time, and any successor statute.
“Communications” shall have the meaning assigned to such term in Section 9.23(a).

“Compliance Certificate” shall have the meaning assigned to such term in Section 5.04(c).
“Confidential Information Memorandum” shall mean the Confidential Information Memorandum in respect of Holdings and the Borrower dated March 2014, including all of Holdings’ public filings with the SEC which are incorporated by reference therein or herein.
“Consolidated Depreciation and Amortization Expense” shall mean, with respect to the Consolidated Group for any period, the total amount of depreciation and amortization expense, including the amortization of deferred financing fees or costs, fixed assets, capitalized expenditures, customer acquisition costs and incentive payments, conversion costs and contract acquisition costs, the amortization of original issue discount resulting from the issuance of Indebtedness at less than par and amortization of lease assets or liabilities, of the Consolidated Group for such period on a consolidated basis and otherwise determined in accordance with GAAP.
“Consolidated EBITDA” shall mean, for any period, Consolidated Net Income for such period,
(a)    increased (without duplication) by the following:
(i)    provision for taxes based on income or profits or capital, including, without limitation, federal, state, franchise, excise and similar taxes and foreign withholding taxes of such Person paid or accrued during such period deducted, including any penalties and interest relating to any tax examinations (and not added back) in computing Consolidated Net Income; plus
(ii)    Consolidated Interest Expense for such period (including (x) net losses, expenses or any obligations under any Hedging Agreements or other derivative instruments entered into for the purpose of hedging interest rate, currency or commodities risk and (y) bank fees and (z) costs of surety bonds in connection with financing activities, plus amounts excluded from the definition of “Consolidated Interest Expense” pursuant to clauses (2), (3) and (4) in clause (a) thereof, to the extent the same were deducted (and not added back) in calculating such Consolidated Net Income); plus
(iii)    Consolidated Depreciation and Amortization Expense for such period to the extent the same were deducted (and not added back) in computing Consolidated Net Income; plus
(iv)    transaction fees, costs and expenses incurred by the Consolidated Group in connection with the consummation of any transaction (or any transaction proposed but not consummated) permitted under the Loan Documents, including equity issuances, investments, acquisitions, dispositions, recapitalizations, mergers, option buyouts and the incurrence, modification or repayment of Indebtedness permitted to be incurred under the Facilities (including any Permitted Refinancing Indebtedness in respect thereof) or any amendments, waivers or other modifications under the agreements relating to such indebtedness or similar transactions, and without duplication of any of the foregoing, non-operating or non-recurring professional fees, costs and expenses for such period; plus

(v)    (x) business optimization expenses (including expenses related to consolidation initiatives), relocation and integration expenses, costs, charges, expenses, accruals and reserves related to cost savings initiatives, strategic initiatives and initiatives aimed at profitability improvements, and other restructuring costs, charges, expenses, accruals and reserves (which, for the avoidance of doubt, shall include the effect of exiting lines of business, operating expense reductions, personnel relocation, restructuring, redundancy, severance, termination, settlement and judgment, one-time compensation charges, modifications to pension and post-retirement employee benefit plans, the amount of any signing, retention and completion bonuses, new systems design and implementation costs, software development costs and curtailment and project startup costs), in each case of the Consolidated Group and (y) the amount of net cost savings and synergies projected by the Borrower in good faith to be realized by the Consolidated Group as a result of specified actions taken or expected to be taken (which cost savings or synergies shall be subject only to certification by management of the Borrower and shall be calculated on a Pro Forma Basis as though such cost savings or synergies had been realized on the first day of such period), net of the amount of actual benefits realized during such period from such amount; provided that (A) such cost savings or synergies are reasonably identifiable and factually supportable and (B) such actions have been taken or are expected to be taken within twelve months after the date of determination; provided that the aggregate amount added back pursuant to this clause (v) in any four-fiscal quarter period shall not exceed 15.0% of Consolidated EBITDA for such period (calculated prior to giving effect to any increase pursuant to this clause (v)); plus
(vi)    any other non-cash charges, write-downs, expenses, losses or items reducing Consolidated Net Income for such period including any non-cash compensation expense, any impairment charges or the impact of purchase accounting (excluding any such non-cash charge, write-down or item to the extent it represents an accrual or reserve for a cash expenditure for a future period) or other items classified by the Borrower as special items less other non-cash items of income increasing Consolidated Net Income (excluding any such non-cash item of income to the extent it represents a receipt of cash in any future period); plus
(vii)    the amount of any minority interest expense consisting of Subsidiary income attributable to minority equity interests of third parties in any non-wholly owned Subsidiary; plus
(viii)    payments by Holdings or any Subsidiary to employees or officers in connection with Restricted Payments, to the extent not in lieu of the ordinary salary of any such employee or officer; plus
(ix)    with respect to any Other Equity Investment of Holdings or any Subsidiary, an amount equal to the proportion of those items described in clauses (i) through (iii) above relating to such Other Equity Investment corresponding to the Consolidated Group’s proportionate share of such Other Equity Investment’s Consolidated Net Income (determined as if such Other Equity Investment were a Subsidiary); plus

(x)    the amount of (a) any pre-opening expenses attributable to a new hotel, restaurant, train or boat operation intended to be used in the Business of the Consolidated Group, (b) any loss attributable to a new hotel, restaurant, train or boat operation actually used in the Business of the Consolidated Group until the date that is 24 months after the date of opening for operations; provided that (A) such losses are reasonably identifiable and certified by a Responsible Officer of the Borrower, (B) losses attributable to such asset after 24 months from the date of opening for operations shall not be included in this clause (x) and (C) no amounts shall be added pursuant to this clause (x) to the extent duplicative of any expenses or charges relating to such cost savings that are included in clause (viii) above with respect to such period and (c) re-opening costs, temporary closure (other than scheduled annual closures) expenses and related non-recurring expenses in connection with any temporary closure (other than scheduled annual closures) of any hotel, restaurant, train or boat operation actually used in the Business of the Consolidated Group, in each case of the Consolidated Group; plus
(xi)    realized and unrealized foreign exchange losses of the Consolidated Group resulting from the impact of foreign currency changes on the valuation of assets and liabilities on the balance sheet and losses from re-translation of short-term intercompany financings; plus
(xii)    net realized losses of the Consolidated Group from Hedging Agreements or embedded derivatives that require similar accounting treatment and the application of Accounting Standard Codification Topic 815 and related pronouncements; plus
(xiii)    proceeds of business interruption insurance (to the extent actually received by the Consolidated Group);
(b)    decreased (without duplication) by the following:
(i)    non-cash gains increasing Consolidated Net Income for such period, excluding any non-cash gains to the extent they represent the reversal of an accrual or cash reserve for a potential cash item that reduced Consolidated EBITDA in any prior period and any non-cash gains with respect to cash actually received in a prior period so long as such cash did not increase Consolidated EBITDA in such prior period; plus
(ii)    realized and unrealized foreign exchange income or gains of the Consolidated Group resulting from the impact of foreign currency changes on the valuation of assets and liabilities on the balance sheet and income or gains from re-translation of short-term intercompany financings; plus
(iii)    any net realized income or gains of the Consolidated Group from any obligations under any Hedging Agreements or embedded derivatives that require similar accounting treatment and the application of Accounting Standard Codification Topic 815 and related pronouncements;

(c)    increased or decreased (without duplication) by, as applicable, any adjustments to Consolidated Net Income resulting from the application of Accounting Standards Codification Topic 460 or any comparable regulation; and
(d)    increased or decreased (to the extent not already included in determining Consolidated EBITDA) by any Pro Forma Adjustment.
There shall be included in determining Consolidated EBITDA for any period, without duplication, (A) the Acquired EBITDA of any Person, property, business or asset acquired by any member of the Consolidated Group during such period (but not the Acquired EBITDA of any related Person, property, business or asset to the extent not so acquired) pursuant to a transaction permitted hereunder, to the extent not subsequently sold, transferred or otherwise disposed of by such member of the Consolidated Group during such period (each such Person, property, business or asset acquired and not subsequently so disposed of, an “Acquired Entity or Business”), and the Acquired EBITDA of any Unrestricted Subsidiary that is converted into a Subsidiary during such period (each, a “Converted Subsidiary”), based on the actual Acquired EBITDA of such Acquired Entity or Business or Converted Subsidiary for such period (including the portion thereof occurring prior to such acquisition) and (B) an adjustment in respect of each Acquired Entity or Business acquired by any member of the Consolidated Group during such period equal to the amount of the Pro Forma Adjustment with respect to such Acquired Entity or Business for such period (including the portion thereof occurring prior to such acquisition) as specified in a certificate executed by a Responsible Officer and delivered to the Administrative Agent. For purposes of determining the Total Net Leverage Ratio and the Senior Secured Net Leverage Ratio, there shall be excluded in determining Consolidated EBITDA for any period the Disposed EBITDA of any Person, property, business or asset (other than an Unrestricted Subsidiary) sold, transferred or otherwise disposed of, closed or classified as discontinued operations by any member of the Consolidated Group during such period (each such Person, property, business or asset so sold or disposed of, a “Sold Entity or Business”) and the Disposed EBITDA of any Subsidiary that is converted into an Unrestricted Subsidiary during such period (each, a “Converted Unrestricted Subsidiary”), based on the actual Disposed EBITDA of such Sold Entity or Business or Converted Unrestricted Subsidiary for such period (including the portion thereof occurring prior to such sale, transfer or disposition). Notwithstanding the foregoing, but subject to any adjustment set forth above with respect to any transactions occurring after the Closing Date, Consolidated EBITDA shall be U.S.$46,012,000, U.S.$55,194,000 and U.S.$26,450,000 for the fiscal quarters ended June 30, 2013, September 30, 2013 and December 31, 2013, respectively.
“Consolidated Group” shall mean, collectively, Holdings, the Borrower and the Subsidiaries; provided that for all purposes of this Agreement, the Consolidated Group shall include Charleston Place so long as any Subsidiary holds (a) 50% or more of the aggregate amount of Indebtedness then outstanding under or in respect of the Original Member Loans, the Holdings Note and the Convertible Note (each, as defined in the operating agreement of Charleston Center as of the Closing Date) and (b) 19.9% or more of the total outstanding Equity Interests in Charleston Center.
“Consolidated Interest Expense” shall mean, for any period, without duplication, the sum of (a) consolidated interest expense of the Consolidated Group for such period, to the extent such expense was deducted (and not added back) in computing Consolidated Net Income (including (i) amortization of original issue discount or premium resulting from the issuance of Indebtedness at less than par, (ii) all commissions, discounts and other fees and charges owed with respect to letters of credit or bankers acceptances, (iii) non-cash interest payments (but excluding any non-cash interest expense attributable to the movement in the mark-to-market valuation of any obligations under any Hedging Agreements or other derivative instruments pursuant to GAAP), (iv) the interest component of Capital Lease Obligations and (v) net payments, if any, pursuant to interest rate obligations under any Hedging Agreements with respect to Indebtedness, and excluding (1) accretion or accrual of discounted liabilities other than Indebtedness, (2) any expense resulting from the discounting of any Indebtedness in connection with the application of purchase accounting in connection with any acquisition, (3) amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses, (4) any expensing of bridge, commitment and other financing fees and (5) interest with respect to Indebtedness of the Consolidated Group appearing on the balance sheet of such Person solely by reason of “push-down” accounting under GAAP), plus (b) consolidated capitalized interest of the Consolidated Group for such period, whether paid or accrued, less (c) interest income of the Consolidated Group for such period.
For purposes of this definition, interest on a Capital Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by the Borrower to be the rate of interest implicit in such Capital Lease Obligation in accordance with GAAP. Consolidated Interest Expense shall be computed on a Pro Forma Basis.
“Consolidated Net Income” shall mean, for any period, the net income or loss of the Consolidated Group for such period determined on a consolidated basis in accordance with GAAP, minus to the extent included in calculating such net income:
(a) any net income of any Person if such Person is not a Subsidiary (“Other Equity Investment”), except that the Borrower’s equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of Cash or Permitted Investments actually distributed or, so long as such Person is not a joint venture with outstanding third party indebtedness for borrowed money or an Unrestricted Subsidiary, that (as reasonably determined by a Responsible Officer) could have been distributed by such Person during such period to a member of the Consolidated Group as a dividend or other distribution or return on investment (subject, in the case of a dividend or other distribution or return on investment to a Subsidiary, to the limitations contained in clause (b) below);
(b)    solely for the purpose of determining the Available Amount, the net income (loss) of any Subsidiary (other than any Guarantor) if such Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Subsidiary, directly or indirectly, to the Borrower or a Guarantor by operation of the terms of such Subsidiary’s Constituent Documents or any agreement, instrument, judgment, decree, order, statute or governmental rule or regulation applicable to such Subsidiary or its equityholders (other than (x) restrictions that have been waived or otherwise released and (y) restrictions pursuant to the Loan Documents), except that the Borrower’s equity in the net income of any such Subsidiary for such period will be included in such Consolidated Net Income up to the aggregate amount of Cash or

Permitted Investments actually distributed or that could have been distributed by such Subsidiary during such period to the Borrower or another Subsidiary as a dividend or other distribution (subject, in the case of a dividend to another Subsidiary, to the limitation contained in this clause);
(c)    any net gain (or loss) from disposed, abandoned or discontinued operations and any net gain (or loss) on disposal of disposed, discontinued or abandoned operations;
(d)    any net gain (or loss) realized upon the sale or other disposition of any asset (including pursuant to any sale/leaseback transaction) which is not sold or otherwise disposed of in the ordinary course of business (as determined in good faith by a Responsible Officer or the board of directors of Holdings);
(e)    any extraordinary, exceptional, unusual or nonrecurring gain, loss, charge or expense (including relating to the Transaction expenses), or any charges, expenses or reserves in respect of any restructuring, relocation, redundancy or severance expense, new product introductions or one-time compensation charges;
(f)    the cumulative effect of a change in accounting principles;
(g)    any (i) non-cash compensation charge or expense arising from any grant of stock, stock options or other equity based awards and any non-cash deemed finance charges in respect of any pension liabilities or other provisions and (ii) income (loss) attributable to deferred compensation plans or trusts;
(h)    all deferred financing costs written off and premiums paid or other expenses incurred directly in connection with any early extinguishment of Indebtedness and any net gain (loss) from any write-off or forgiveness of Indebtedness;
(i)    any unrealized gains or losses in respect of any obligations under any Hedging Agreements or any ineffectiveness recognized in earnings related to hedge transactions or the fair value of changes therein recognized in earnings for derivatives that do not qualify as hedge transactions, in each case, in respect of any obligations under any Hedging Agreements;
(j)    any realized and unrealized foreign currency exchange gains or losses of any Person relating to the translation of assets and liabilities denominated in foreign currencies;
(k)    any unrealized foreign currency exchange or transaction gains or losses in respect of Indebtedness or other obligations of a member of the Consolidated Group owing to another member of the Consolidated Group;
(l)    any purchase accounting effects including, but not limited to, adjustments to inventory, property and equipment, software and other intangible assets and deferred revenue in component amounts required or permitted by GAAP and related authoritative pronouncements (including the effects of such adjustments pushed down to any member of the Consolidated Group), as a result of any consummated acquisition, or the amortization or write-off of any amounts thereof (including any write-off of in process research and development);

(m)    any impairment charge, write-down or write-off, including impairment charges, write-downs or write-offs relating to goodwill, intangible assets, long-lived assets, investments in debt and equity securities or as a result of a change in law or regulation;
(n)    any after-tax effect of income (loss) from the early extinguishment or cancellation of Indebtedness or any obligations under any Hedging Agreements or other derivative instruments;
(o)    accruals and reserves that are established within twelve months after the Closing Date that are so required to be established as a result of the Transactions in accordance with GAAP;
(p)    any net unrealized gains and losses resulting from Hedging Agreements or embedded derivatives that require similar accounting treatment and the application of Accounting Standards Codification Topic 815 and related pronouncements; and
(q)    any deferred tax expense associated with tax deductions or net operating losses arising as a result of the Transactions, or the release of any valuation allowance related to such item.
In addition, to the extent not already included in the Consolidated Net Income, notwithstanding anything to the contrary in the foregoing, Consolidated Net Income shall include (i) any expenses and charges of the Consolidated Group that are reimbursed by indemnification or other reimbursement provisions in connection with any investment or any sale, conveyance, transfer or other disposition of assets permitted hereunder and (ii) to the extent covered by insurance and actually reimbursed, or, so long as the Borrower has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer and only to the extent that such amount is (A) not denied by the applicable carrier in writing within 180 days and (B) in fact reimbursed within 365 days of the date of such evidence (with a deduction for any amount so added back to the extent not so reimbursed within such 365 days), expenses of the Consolidated Group with respect to liability or casualty events or business interruption. Consolidated Net Income shall be computed on a Pro Forma Basis.
“Consolidated Total Assets” shall mean, as of any date, the total amount of all assets of the Consolidated Group, determined on a consolidated basis in accordance with GAAP as of such date, as expressly stated on the most recent balance sheet of the Consolidated Group delivered to the Administrative Agent and the Lenders.
“Consolidated Working Capital” shall mean, with respect to the Consolidated Group at any date of determination, Current Assets at such date of determination minus Current Liabilities at such date of determination.
“Constituent Documents” shall mean, with respect to any person, (a) certificate, memorandum or articles of incorporation, association, constitution or formation (or the equivalent organizational documents) of such person, (b) the by-laws, articles of association or operating agreement (or the equivalent governing documents) of such person, and (c) any document setting forth the manner of election or duties of the directors or managing members of such person (if any) and the designation, amount or relative rights, limitations and preferences of any class or series of such person’s equity.

“Continuation/Conversion Notice” shall mean a notice to the Administrative Agent in the form of Exhibit F or such other form as shall be approved in writing by the Administrative Agent.
“Contribution Notice” shall mean a contribution notice issued by the UK Pension Regulator under section 38 or 47 of the UK Pensions Act.
“Control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a person, whether through the ownership of voting securities, by contract or otherwise, and the term “Controlled” shall have meaning correlative thereto.
“Controlling Subsidiary” shall mean Orient-Express Holdings I Ltd., a company incorporated in the Islands of Bermuda and, as of the Closing Date, a wholly owned subsidiary of Holdings.
“Converted Subsidiary” shall have the meaning specified in the definition of “Consolidated EBITDA.”
“Converted Unrestricted Subsidiary” shall have the meaning specified in the definition of “Consolidated EBITDA.”
“Covered Jurisdictions” shall mean the United States, England and Wales, Bermuda, Hong Kong, Singapore, Luxembourg, Russia, Cyprus, Italy and such additional jurisdictions as may be reasonably agreed in writing by the Borrower and the Administrative Agent from time to time.
“Credit Agreement Refinancing Indebtedness” shall mean any (a) Permitted Pari Passu Secured Refinancing Debt, (b) Permitted Junior Secured Refinancing Debt, (c) Permitted Unsecured Refinancing Debt or (d) Indebtedness incurred pursuant to a Refinancing Amendment, in each case, issued, incurred or otherwise obtained (including by means of the extension or renewal of existing Indebtedness) in exchange for, or to extend, renew, replace or refinance the Revolving Loans, the Revolving Commitments and/or the Term Loans in whole or part (including any successive Credit Agreement Refinancing Indebtedness) (“Refinanced Debt”); provided that (i) such exchanging, extending, renewing, replacing or refinancing Indebtedness is in an original aggregate principal amount not greater than the principal amount of the Refinanced Debt (plus the amount of unpaid accrued or capitalized interest and premiums thereon (including tender premiums), underwriting discounts, defeasance costs, fees, commissions and expenses), (ii) no such Indebtedness that is in the form of term loans shall require any prepayment thereof prior to the repayment in full of (or, if junior in right of payment or as to security, other than on a junior basis with respect to) the Term Loans unless, solely in the case of any such Indebtedness that is in the form of term loans and constitutes either Term Loans, Permitted Pari Passu Secured Refinancing Debt or Other Terms Loans that are pari passu in right of payment and security with the Term Loans, accompanied by at least a ratable payment of the Term Loans (it being understood that any such Indebtedness that is in the form of term loans and constitutes either Term Loans, Permitted Pari Passu Secured Refinancing Debt or Other Terms Loans that are pari passu in right of payment and security with the Term Loans may participate on a pro rata basis or on less than a pro rata basis (but not greater than pro rata basis) in any mandatory prepayments of Term Loans hereunder to the extent provided in Section 2.13), (iii) the Weighted Average Life to Maturity of such Indebtedness is not less than the Weighted Average Life to Maturity of the Loans in the Class being prepaid (or, if the Refinanced Debt is Credit Agreement Refinancing Indebtedness, the Loans in the Class that was prepaid with such Refinanced Debt), (iv) the terms and conditions of such Indebtedness (other than (A) as provided in clause (ii), (B) interest rate, fees, funding discounts and other pricing terms, redemption, prepayment or other premiums, optional prepayment terms and redemption terms (subject to clause (ii)) and (C) covenants or other provisions applicable only to periods after the then Latest Maturity Date at the time of incurrence of such Indebtedness) are not materially more favorable to the lenders or holders providing such Indebtedness, than those set forth in the Loan Documents are to the Lenders holding such Refinanced Debt; provided that a certificate of a Responsible Officer delivered to the Administrative Agent prior to the incurrence of such Indebtedness, together with copies of substantially final drafts of the definitive credit documentation relating to such Indebtedness (it being understood that the Borrower shall have no obligation to deliver such drafts if it is bound by a confidentiality obligation with respect thereto, in which case a reasonably detailed description of the material terms and conditions of such Indebtedness shall be provided in lieu thereof), stating that the Borrower has determined in good faith that such terms and conditions satisfy the requirement of this clause (iv) shall be conclusive evidence that such terms and conditions satisfy such requirement absent any obvious indication to the contrary; and provided, further, that the Borrower and the Administrative Agent shall be permitted to amend the terms of this Agreement and the other Loan Documents to provide for such terms more favorable to the Lenders as may be necessary in order to satisfy the condition set forth in the immediately preceding proviso, without the requirement for the consent of any Lender or any other person (a “Credit Agreement Refinancing Indebtedness Amendment”), (v) such Indebtedness is not secured by any assets or property that does not constitute Collateral (subject to customary exceptions for cash collateral in favor of an agent, letter of credit issuer or similar “fronting” lender), (vi) such Indebtedness is not guaranteed by any Subsidiary of Holdings other than the Loan Parties, (vii) if such Indebtedness is subordinated in right of payment to the Obligations, such Indebtedness shall contain customary subordination terms, or be subject to a customary subordination agreement, in form and substance reasonably satisfactory to the Administrative Agent, (viii) if reasonably requested by the Administrative Agent, the Borrower shall deliver promptly to the Administrative Agent complete copies of all material Loan Documents (or any equivalent term or concept) executed and/or delivered in connection with such Indebtedness and (ix) such Refinanced Debt shall be repaid (in the case of Refinanced Debt consisting of Loans), defeased or satisfied and discharged, and all accrued interest, fees and premiums (if any) in connection therewith shall be paid, in each case with the proceeds of such Indebtedness on the date of incurrence thereof.
“Credit Agreement Refinancing Indebtedness Amendment” shall have the meaning assigned to such term in the definition of “Credit Agreement Refinancing Indebtedness”.
“Credit Event” shall have the meaning assigned to such term in Section 4.01.
“Cure Amount” shall have the meaning assigned to such term in Section 7.03(a).
“Cure Period” shall have the meaning assigned to such term in Section 7.03(a).
“Cure Right” shall have the meaning assigned to such term in Section 7.03(a).

“Currency”, when used in respect of any Loan or Borrowing, shall refer to whether such Loan or Borrowing is made in Dollars or Euros.
“Current Assets” shall mean, with respect to the Consolidated Group at any date of determination, the sum of (a) all amounts (other than cash, Permitted Investments or other cash equivalents) that would, in conformity with GAAP, be set forth opposite the caption “total current assets” (or any like caption) on a consolidated balance sheet of the Consolidated Group on such date and (b) long-term accounts receivable.
“Current Liabilities” shall mean, with respect to the Consolidated Group at any date of determination, the sum of (a) all amounts that would, in conformity with GAAP, be set forth opposite the caption “total current liabilities” (or any like caption) on a consolidated balance sheet of the Consolidated Group on such date and (b) long-term deferred revenue, but excluding, without duplication, (i) the current portion of any long-term Indebtedness, (ii) all Indebtedness consisting of Revolving Loans, Swingline Loans and L/C Obligations to the extent otherwise included therein, (iii) the current portion of interest, (iv) the current portion of current and deferred income taxes, (v) the current portion of any Capital Lease Obligations, (vi) deferred revenue arising from cash receipts that are earmarked for specific projects, (vii) the current portion of deferred acquisition costs, (viii) current accrued costs associated with any restructuring or business optimization (including accrued severance and accrued facility closure costs) and (ix) current mark-to-market expense in connection with swap contracts or embedded derivative transactions.
“Debtor Relief Laws” shall mean all Bankruptcy Laws and other liquidation, conservatorship, bankruptcy, faillissement, assignment for the benefit of creditors, suspension of payments, concurso mercantil, moratorium, surseance van betaling, dissolution, ontbinding, administration, fallimento, concordato preventivo, liquidazione coatta amministrativa, amministrazione straordinaria o ristrutturazione industriale delle grandi imprese in stato d'insolvenza, rearrangement, receivership, insolvency, reorganization or similar debtor relief laws from time to time in effect and affecting the rights of creditors generally.
“Default” shall mean any event or condition, which constitutes an Event of Default or which upon notice, lapse of time or both pursuant to Article VII would constitute an Event of Default.
“Defaulting Lender” shall mean, at any time, subject to Section 2.26(f), (i) any Lender that has failed for two or more Business Days to comply with its obligations under this Agreement to make a Loan, make a payment to the applicable Issuing Bank in respect of a Letter of Credit or to the Swingline Lender (or the Administrative Agent for the account of the Swingline Lender) in respect of a Swingline Loan, or make any other payment due hereunder (each, a “funding obligation”), unless such Lender has notified the Administrative Agent and the Borrower in writing that such failure is the result of such Lender’s reasonable determination that one or more conditions precedent to funding has not been satisfied (which conditions precedent, together with the applicable default, if any, will be specifically identified in such writing), (ii) any Lender that has notified the Administrative Agent, the Borrower, the Swingline Lender or any Issuing Bank in writing, or has stated publicly, that it does not intend to comply with its funding obligations hereunder, unless such writing or public statement relates to such Lender’s obligation to fund a Loan hereunder and states that such position is based on such Lender’s reasonable determination that one or more conditions precedent to funding cannot be satisfied (which conditions precedent, together with the applicable default, if any, will be specifically identified in such writing or public statement), (iii) any Lender that has, for three or more Business Days after written request of the Administrative Agent or the Borrower, failed to confirm in writing to the Administrative Agent and the Borrower that it will comply with its prospective funding obligations hereunder (provided that such Lender will cease to be a Defaulting Lender pursuant to this clause (iii) upon the Administrative Agent’s and the Borrower’s receipt of such written confirmation), (iv) any Lender with respect to which the Parent Company thereof becomes the subject of a proceeding under any Debtor Relief Law, or (v) any Lender with respect to which a Lender Insolvency Event has occurred and is continuing with respect to such Lender or its Parent Company, provided that in each case, neither the reallocation of funding obligations provided for in Section 2.26(b) as a result of a Lender’s being a Defaulting Lender nor the performance by Non‑Defaulting Lenders of such reallocated funding obligations will by themselves cause the relevant Defaulting Lender to become a Non-Defaulting Lender. Any determination by the Administrative Agent that a Lender is a Defaulting Lender under any of clauses (i) through (v) above will be conclusive and binding absent manifest error, and such Lender will be deemed to be a Defaulting Lender (subject to Section 2.26(f)) upon notification of such determination by the Administrative Agent to the Borrower, the Issuing Banks and the Lenders (including, for avoidance of doubt, the Swingline Lender).
“Designated Non-Cash Consideration” shall mean the Fair Market Value of non-cash consideration received by Holdings or any Subsidiary in connection with an Asset Sale pursuant to Section 6.05(b)(i) that is designated as Designated Non-Cash Consideration pursuant to a certificate of a Financial Officer of Holdings setting forth the basis of such valuation and delivered to the Administrative Agent no later than promptly following the consummation of the relevant Asset Sale; provided that the amount of such Designated Non-Cash Consideration will be reduced by the Fair Market Value of the portion of such Designated Non-Cash Consideration converted to Cash within 180 days following the consummation of the applicable Asset Sale.
“Disposed EBITDA” shall mean, with respect to any Sold Entity or Business or any Converted Unrestricted Subsidiary for any period, the amount for such period of Consolidated EBITDA of such Sold Entity or Business or such Converted Unrestricted Subsidiary (determined as if each reference to the Consolidated Group in the definition of Consolidated EBITDA and in any defined terms used in such definition were instead references to such Sold Entity or Business or such Converted Unrestricted Subsidiary, as the case may be), all as determined on a consolidated basis for such Sold Entity or Business or such Converted Unrestricted Subsidiary.
“Disposition” or “Dispose” shall mean the sale, sale and leaseback, assignment, conveyance, transfer, issuance, lease or other disposition (including by way of merger, amalgamation, casualty, condemnation, expropriation or otherwise) of any property by any person.
“Disqualified Institutions” shall mean those persons specifically identified in writing by Holdings to the Joint Book Running Managers prior to the Closing Date and appearing on the list of such persons made available to the Lenders (which may include the posting thereof to the Platform).

“Disqualified Stock” shall mean, with respect to any person, any Equity Interests of such person that, by their terms (or by the terms of any security or other Equity Interests into which they are convertible or for which they are redeemable or exchangeable), or upon the happening of any event or condition (a) mature or are mandatorily redeemable (other than solely for Qualified Equity Interests), pursuant to a sinking fund obligation or otherwise (except as a result of a change of control or asset sale so long as any rights of the holders thereof upon the occurrence of a change of control or asset sale shall be subject to the prior occurrence of the Termination Date), (b) are redeemable at the option of the holder thereof (other than solely for Qualified Equity Interests), in whole or in part, (c) provide for the scheduled payments of dividends in cash or (d) either mandatorily or at the option of the holders thereof, are or become convertible into or exchangeable for Indebtedness or any other Equity Interests that would constitute Disqualified Stock, in each case, prior to the date that is 91 days after the earlier of (i) the Latest Maturity Date and (ii) the Termination Date; provided, that only the portion of the Equity Interests that so mature or are mandatorily redeemable, are so convertible or exchangeable or are so redeemable at the option of the holder thereof prior to such date shall be deemed to be Disqualified Stock; provided further, that if such Equity Interests are issued to any employee or to any plan for the benefit of employees of Holdings or its Subsidiaries or by any such plan to such employees, such Equity Interests shall not constitute Disqualified Stock solely because they may be required to be repurchased by Holdings or any of its Subsidiaries in order to satisfy applicable statutory or regulatory obligations or as a result of such employee’s termination, death or disability; provided further, that any class of Equity Interests of such person that by its terms authorizes such person to satisfy its obligations thereunder by delivery of Equity Interests that are not Disqualified Stock shall not be deemed to be Disqualified Stock.
“Dollar Equivalent” shall mean, on any date of determination, (a) with respect to any amount denominated in Dollars, such amount, and (b) with respect to any amount denominated in Euros, the equivalent in Dollars of such amount, determined by the Administrative Agent pursuant to Section 1.04 using the applicable Exchange Rate with respect to such Currency at the time in effect under the provisions of such Section 1.04.
“Dollar Term Commitment” shall mean, with respect to any Lender, the commitment of such Lender to make Dollar Term Loans to the Borrower on the Closing Date as set forth on Schedule 2.01, as the same may be (a) terminated pursuant to Section 2.09 or (b) reduced or increased from time to time pursuant to assignments by or to such Lender pursuant to an Assignment and Acceptance. The (x) aggregate amount of the Dollar Term Commitments on the Closing Date is U.S.$345,000,000 and (y) amount of each Lender’s Dollar Term Commitment as of the Closing Date is set forth on Schedule 2.01 or in the Assignment and Acceptance pursuant to which such Lender shall have assumed its Dollar Term Commitment, as the case may be.
“Dollar Term Lender” shall mean, at any time, any Lender that has a Dollar Term Loan or Dollar Term Commitment at such time.
“Dollar Term Loan” shall mean a Loan made pursuant to Section 2.01(a)(i).
“Dollars”, “U.S.$” or “$” shall mean lawful money of the United States.

“Dutch Auction” shall mean an auction of Term Loans conducted pursuant to Section 9.04(k) to allow the Purchasing Borrower Parties to prepay Term Loans at a discount to par value and on a non-pro rata basis, in each case, in accordance with the applicable Dutch Auction Procedures.
“Dutch Auction Procedures” shall mean, with respect to a purchase or prepayment of Term Loans by the Purchasing Borrower Parties pursuant to Section 9.04(k), Dutch auction procedures as reasonably agreed upon by the Borrower and the Administrative Agent.
“ECF Prepayment Deadline” shall have the meaning assigned to such term in Section 2.13(d).
“Eligible Assignee” shall mean any Person other than a natural Person that is (a) a Lender, an Affiliate of any Lender or a Approved Fund (any two or more Approved Funds being treated as a single Eligible Assignee for all purposes hereof), or (b) a commercial bank, insurance company, investment or mutual fund or other entity that is an “accredited investor” (as defined in Regulation D of the Board) and which extends credit or buys loans in the ordinary course of business; provided that “Eligible Assignee” shall not include any (x) Disqualified Institution, (y) Defaulting Lender (or subsidiary thereof, or any person who, upon becoming a Lender hereunder, would constitute a Defaulting Lender) or (z) member of the Consolidated Group or any of their respective Affiliates (except solely to the extent provided in (and in compliance with) Section 9.04(k) with respect to Purchasing Borrower Parties).
“Eligible Bank” shall mean a commercial bank, a savings and loan institution or a savings bank, in each ease, having a net worth in excess of U.S.$250,000,000.
“Eligible Equity Proceeds” shall mean the net cash proceeds from any permitted issuance of Qualified Equity Interests by (or issuance of permitted debt securities that have been converted into or exchanged for Qualified Equity Interests of) Holdings to the extent such net cash proceeds shall have been contributed to, and actually received by, the Borrower (or, if only a portion thereof is so contributed and received, to the extent of such portion) and are Not Otherwise Applied; provided that in no event shall any Specified Equity Contribution (or any direct or indirect proceeds thereof) constitute Eligible Equity Proceeds.
“EMU” shall mean Economic and Monetary Union as contemplated in the Treaty on European Union, adopted on February 7, 1992 and generally cited as follows: 1992 O.J. (C191)1.
“EMU Legislation” shall mean the legislative measures of the European Union for the introduction of, changeover to or operation of the Euro in one or more member states, being in part legislative measures to implement EMU.
“Environmental Laws” shall mean all applicable Federal, state, provincial, local and foreign laws (including common law), treaties, regulations, rules, ordinances, codes, decrees, judgments, directives, orders (including consent orders), orders-in-council, and agreements with a Governmental Authority in each case, relating to protection of the environment, natural resources, human or worker health and safety or the presence of, Release of, threatened Release of, or exposure to, Hazardous Materials, or the generation, manufacture, processing, distribution, use, treatment, storage, transport, recycling or handling of, or the arrangement for such activities with respect to, Hazardous Materials.
“Environmental Liability” shall mean all liabilities, obligations, damages, losses, claims, actions, suits, judgments, orders, fines, penalties, fees, expenses and costs (including administrative oversight costs, natural resource damages and remediation costs), whether contingent or otherwise, arising out of or relating to (a) compliance or non-compliance with any Environmental Law, (b) the generation, use, handling, transportation, storage, treatment or disposal of any Hazardous Materials, (c) exposure to any Hazardous Materials, (d) the Release or threatened Release of any Hazardous Materials, or (e) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.
“Environmental Permit” shall mean any Permit under any Environmental Law.
“Equity Interests” shall mean shares of capital stock or other share capital, partnership interests, membership interests in a limited liability company, beneficial interests in a trust or other equity interests in any person, or any obligations convertible into or exchangeable for, or giving any person a right, option or warrant to acquire, such equity interests or such convertible or exchangeable obligations.
“ERISA” shall mean the U.S. Employee Retirement Income Security Act of 1974, as amended from time to time.
“ERISA Affiliate” shall mean any trade or business (whether or not incorporated) that, together with any Loan Party, is treated as a single employer under Section 414(b) or (c) of the Tax Code, or solely for purposes of Section 302 of ERISA and Section 412 of the Tax Code, is treated as a single employer under Section 414 of the Tax Code.
“ERISA Event” shall mean (a) any “reportable event”, as defined in Section 4043 of ERISA or the regulations issued thereunder, with respect to a Benefit Plan (other than an event for which the 30-day notice period is waived), (b) a failure with respect to any Benefit Plan to satisfy the minimum funding standard (as defined in Section 412 of the Tax Code or Section 302 of ERISA), whether or not waived, the filing pursuant to Section 412(c) of the Tax Code or Section 302(c) of ERISA of an application for a waiver of the minimum funding standard with respect to any Benefit Plan or the failure to make by its due date a required installment under Section 430(j) of the Tax Code with respect to any Benefit Plan, (c) the incurrence by any Loan Party or any of its ERISA Affiliates of any liability under Title IV of ERISA with respect to the termination of any Benefit Plan or the withdrawal or partial withdrawal of any Loan Party or any of its ERISA Affiliates from any Benefit Plan or Multiemployer Plan, (d) the receipt by any Loan Party or any of its ERISA Affiliates from the PBGC or a plan administrator of any notice relating to the intention to terminate any Benefit Plan or to appoint a trustee to administer any Benefit Plan, (e) the restriction on adoption of any amendment to a Benefit Plan pursuant to Section 436 of the Tax Code or Section 206(g) of ERISA, (f) the receipt by any Loan Party or any of its ERISA Affiliates of any notice concerning the imposition on it of Withdrawal Liability or a determination that a Multiemployer Plan is, or is expected to be, insolvent or in reorganization, within the meaning of Title IV of ERISA, or (g) any event with respect to any Foreign Plan which could reasonably be expected to result in liability to

Holdings or any of the Subsidiaries similar to the liability that could arise with respect to an event described in clauses (a) through (f) above.
“EU Regulation” shall have the meaning assigned to such term in Section 3.29.
“EURIBOR” shall mean, for any Interest Period, (a) the percentage rate per annum of the offered quotation for deposits in Euros determined by the Banking Federation of the European Union for a period equal or comparable to such Interest Period which appears on the Reuters Monitor Money Rates Service Screen EURIBOR01 page (or on any successor or substitute page of such service, or any successor to or substitute for such service, providing rate quotations comparable to those currently provided on such page of such service, as reasonably determined by the Administrative Agent from time to time for the purposes of providing quotations of interest rates applicable to Euro deposits in the European interbank market) at or about 11:00 a.m., Brussels time, two TARGET Days (unless market practice differs in the European interbank market for Euros, in which case, the number of days determined by the Administrative Agent in accordance with market practice in the European interbank market (and if quotations for that period could normally be given by leading banks in that market for more than one day, the last of those days)) prior to the commencement of such Interest Period, or (b) if the rate cannot be determined under paragraph (a) above, the rate expressed as a percentage to be the arithmetic mean (rounded upwards, if necessary, to the nearest four decimal places) as supplied to the Administrative Agent at its request quoted by at least two reference banks that are Lenders to leading banks as the rate at which each such reference bank is offered deposits in Euros and for the required period in the European interbank market at or about 11:00 a.m., Brussels time, two TARGET Days prior to the commencement of such Interest Period.
“Euros” or “€” shall mean, the single currency of the European Union as constituted by the Treaty on European Union and as referred to in the EMU Legislation.
“Euro Term Commitment” shall mean, with respect to any Lender, the commitment of such Lender to make Euro Term Loans to the Borrower on the Closing Date as set forth on Schedule 2.01, as the same may be (a) terminated pursuant to Section 2.09 or (b) reduced or increased from time to time pursuant to assignments by or to such Lender pursuant to an Assignment and Acceptance. The (x) aggregate amount of the Euro Term Commitments on the Closing Date is €150,000,000 and (y) amount of each Lender’s Euro Term Commitment as of the Closing Date is set forth on Schedule 2.01 or in the Assignment and Acceptance pursuant to which such Lender shall have assumed its Euro Term Commitment, as the case may be.
“Euro Term Lender” shall mean, at any time, any Lender that has a Euro Term Loan or Euro Term Commitment at such time.
“Euro Term Loan” shall mean a Loan made pursuant to Section 2.01(a)(ii).
“Event of Default” shall have the meaning assigned to such term in Section 7.01.
“Excess Cash Flow” shall mean, with respect to the Consolidated Group for any Excess Cash Flow Period, an amount equal to the excess of:

(a)    the sum, without duplication, of:
(i)    Consolidated Net Income for such period;
(ii)    an amount equal to the amount of all non-cash charges (including depreciation and amortization) to the extent deducted in arriving at such Consolidated Net Income;
(iii)    decreases in Consolidated Working Capital for such period (other than any such decreases arising from acquisitions or dispositions by any member of the Consolidated Group completed during such period or the application of purchase accounting);
(iv)    an amount equal to the aggregate net non-cash loss on Dispositions by any member of the Consolidated Group during such period (other than Dispositions in the ordinary course of business) to the extent deducted in arriving at such Consolidated Net Income; and
(v)    cash receipts of the Consolidated Group in respect of Hedging Agreements during such fiscal year to the extent not otherwise included in Consolidated Net Income; over
(b)    the sum, without duplication, of:
(i)    an amount equal to the amount of all non-cash credits included in arriving at such Consolidated Net Income and amounts paid in cash during the relevant Excess Cash Flow Period on account of (A) items that were accounted for as non-cash reductions of or exclusions from Consolidated Net Income in determining Consolidated EBITDA in a prior Excess Cash Flow Period and (B) reserves or accruals established in purchase accounting;
(ii)    without duplication of amounts deducted pursuant to clause (b)(x) below in prior fiscal years, the amount of Capital Expenditures or investments made in cash by the Consolidated Group during such period, except to the extent that such Capital Expenditures or investments were financed with the proceeds of incurrence or issuance of other Indebtedness of any member of the Consolidated Group;
(iii)    the aggregate amount of all principal payments of Indebtedness of the Consolidated Group (including (A) the principal component of Capital Lease Obligations and (B) the amount of repayments of Term Loans pursuant to Section 2.11(a) and any mandatory prepayment of Term Loans pursuant to Section 2.13(b) to the extent required due to an Asset Sale that resulted in an increase to such Consolidated Net Income and not in excess of the amount of such increase, but excluding (X) all other prepayments of Term Loans, (Y) all prepayments under the Revolving Facility and (Z) all prepayments in respect of any other revolving credit facility (except, in the case of clauses (Y) and (Z), to the extent there is an equivalent permanent reduction in commitments thereunder)) made during such period, except to the extent financed with the proceeds of incurrence or issuance of other Indebtedness of the Consolidated Group or to the extent the amount of such principal payment reduces the amount of the prepayment of Term Loans required under Section 2.13(d) for or during such period;
(iv)    an amount equal to the aggregate net non-cash gain on Dispositions by the Consolidated Group during such period (other than Dispositions in the ordinary course of business) to the extent included in arriving at such Consolidated Net Income;
(v)    increases in Consolidated Working Capital for such period (other than any such increases arising from acquisitions or dispositions by any member of the Consolidated Group completed during such period or the application of purchase accounting);
(vi)    cash payments by any member of the Consolidated Group during such period in respect of long-term liabilities of a member of the Consolidated Group other than Indebtedness (including such Indebtedness specified in clause (b)(iii) above);
(vii)    without duplication of amounts deducted pursuant to clause (b)(xi) below in prior fiscal years, the amount of cash (x) Investments and acquisitions made by the Consolidated Group in cash during such period pursuant to Section 6.04 (other than Sections 6.04(a), (c), (k), (l) (other than with respect to Investments and acquisitions made pursuant to Section 6.04(l) utilizing the portion of the Available Amount set forth in clause (a) of the definition of “Available Amount”) or (m)) except to the extent that such Investments and acquisitions were financed with the proceeds of incurrence or issuance of Indebtedness of a member of the Consolidated Group (other than through borrowings under any revolving facility (including the Revolving Facility)) and (y) Investments and acquisitions committed to be made by the Consolidated Group but are not made during such period; provided that in the case of this clause (y), (A) such amounts are reasonably expected by the Borrower to be paid in cash in the twelve month period following the end of such period and (B) any amount so deducted shall not be deducted again in a subsequent period;
(viii)    the amount of Restricted Payments paid during such period pursuant to Section 6.06 (other than clauses (i) (solely as to amounts paid to Holdings or a Subsidiary, (ii), (iii) or (iv) of the proviso to Section 6.06(a)) except to the extent that such Restricted Payments were financed with the proceeds of incurrence or issuance of Indebtedness of a member of the Consolidated Group;
(ix)    the aggregate amount of any premium, make-whole or penalty payments actually paid in cash by any member of the Consolidated Group during such period that are required to be made in connection with any prepayment of Indebtedness except to the extent that such amounts were financed with the proceeds of incurrence or issuance of Indebtedness of any member of the Consolidated Group;
(x)    the aggregate amount of expenditures actually made by any member of the Consolidated Group in cash during such period (including expenditures for the payment of financing fees) to the extent that such expenditures are not expensed during such period and were not financed with the proceeds of incurrence or issuance of Indebtedness of any member of the Consolidated Group;

(xi)    without duplication of amounts deducted from Excess Cash Flow in prior periods, the aggregate consideration required to be paid in cash by a member of the Consolidated Group pursuant to binding contracts (the “Contract Consideration”) entered into prior to or during such period relating to Permitted Acquisitions, Capital Expenditures or Investments to be consummated or made during the period of four consecutive fiscal quarters of the Consolidated Group following the end of such period except to the extent intended to be financed with the proceeds of other Indebtedness of a member of the Consolidated Group; provided that to the extent the aggregate amount utilized to finance such Permitted Acquisitions, Capital Expenditures or investments during such period of four consecutive fiscal quarters is less than the Contract Consideration, the amount of such shortfall, less the amount financed with the proceeds of incurrence or issuance of Indebtedness of a member of the Consolidated Group, shall be added to the calculation of Excess Cash Flow at the end of such period of four consecutive fiscal quarters;
(xii)    the amount of cash taxes (including penalties and interest) paid or tax reserves set aside or payable (without duplication) by the Consolidated Group (a) in such period to the extent they exceed the amount of tax expense deducted in determining Consolidated Net Income for such period and (b) that will be paid by the Consolidated Group within six months after the close of such period, including any foreign taxes applicable to the repatriation of any funds to Holdings or the Borrower; provided that with respect to any such amounts to be paid after the close of such period, (i) any amount so deducted shall not be deducted again in a subsequent period and (ii) appropriate reserves shall have been established in accordance with GAAP;
(xiii)    cash expenditures of the Consolidated Group in respect of Hedging Agreements during such fiscal year to the extent not deducted in arriving at such Consolidated Net Income; and
(xiv)    proceeds of business interruption insurance (to the extent actually received by the Consolidated Group).
“Excess Cash Flow Period” shall mean each fiscal year of Holdings, commencing with the fiscal year of Holdings ending on December 31, 2015.
“Exchange Rate” shall mean, on any date of determination, with respect to Euros or any other currency other than Dollars, the rate at which such currency may be exchanged into Dollars, which shall be the “Noon Foreign Exchange Rate” on such day, or the immediately prior day if reasonably agreed to by the Administrative Agent, for Euros or any other applicable currency as determined by OANDA Corporation and made available on its public website at http://www.oanda.com/convert/fxhistory (or any successor or replacement website). In the event that such rate is not publicly available from OANDA Corporation, the Exchange Rate shall be determined by reference to such other publicly available service for displaying or publication of general circulation which publishes exchange rates as may be agreed upon by the Administrative Agent and the Borrower, or, in the absence of such agreement, such Exchange Rate shall instead be the arithmetic average of the spot rates of exchange of the person serving as the Administrative Agent in the market where its foreign currency exchange operations in respect of Euros or other applicable currencies are then being conducted, at or about 10:00 a.m. (local time) on such date for the purchase of Dollars for delivery two Business Days later; provided that if at the time of any such determination, for any reason, no such spot rate is being quoted, the Administrative Agent, after consultation with the Borrower, may use any reasonable method it deems appropriate to determine such rate, and such determination shall be conclusive absent manifest error.
“Excluded Actions” shall mean a restriction on (a) the Agents perfecting the Collateral Agent’s security interests in the Collateral by any means other than (i) filings, recordations, annotations, notices, acceptances of relevant third parties and similar actions pursuant to or in accordance with any Personal Property Security Laws or any other Requirement of Law applicable in any relevant U.S. state or any other Covered Jurisdiction (or any sub-jurisdiction or territory thereof), (ii) filings, recordations and similar actions pursuant to or in accordance with law applicable in the United States or any other Covered Jurisdictions (or any sub-jurisdiction thereof) with respect to Intellectual Property or (iii) delivery to the applicable Agent of possessory Collateral (including intercompany notes, stock certificates and other instruments) to the extent necessary or reasonably desirable for the perfection or priority of a security interest in such Collateral under any Requirements of Law of the applicable Covered Jurisdiction, (b) the Loan Parties being required by the Loan Documents to enter into any deposit account control agreement (other than to the extent any Loan Document requires the Cash Collateralization of Letters of Credit), securities account control agreement or other control agreement with respect to any deposit account, securities account or other asset a security interest in which can only be perfected through a control agreement with third parties (but excluding, for the avoidance of doubt, any such or similar agreements (x) in any Covered Jurisdiction where under the applicable Requirements of Law such agreement is necessary to create a security interest in any such account of a Loan Party located in such Covered Jurisdiction and (y) consented to by Holdings), (c) the Agents and/or the Loan Parties taking any action under the laws of any jurisdiction with respect to any assets physically located in (or, with respect to Intellectual Property, registered in) such jurisdiction in order to create or perfect a Lien on such assets under such laws (including any requirement that the Loan Parties enter into Security Documents), except for laws applicable in any relevant U.S. state or any other Covered Jurisdiction, and (d) the Loan Parties being required to enter into landlord waivers, estoppels, collateral access letters or other agreements with third parties.
“Excluded Asset Sales” shall mean the sale or other Disposition of the assets set forth in writing delivered to the Administrative Agent prior to the Closing Date.
“Excluded Assets” shall mean: (a) any fee-owned real property and any leasehold interest; (b) motor vehicles, airplanes and other assets subject to certificates of title or ownership except to the extent that the filing of Financing Statements is sufficient for perfection of security interests therein; (c) letter of credit rights and Commercial Tort Claims (as defined in the UCC), in each case having an individual value (or, in the case of such Commercial Tort Claims, aggregate amount of damages or other recoveries sought) of less than U.S.$5,000,000; (d) any governmental license or state or local franchises, charters and authorizations to the extent a security interest therein is prohibited or restricted by applicable law, rule or regulation; (e) Margin Stock; (f) assets the pledge of which is prohibited or restricted by applicable law, rule or regulation (with no requirement to obtain the consent of any Governmental Authority); (g) any lease, license, permit or agreement or any property subject to a purchase money security interest or other similar arrangement if, to the extent and for so long as, a grant of a security interest therein to secure the Obligations would violate or invalidate such lease, license, permit or security interest or create a right of termination in favor of any other party thereto or otherwise require consent thereunder (but only to the extent any of the foregoing is not rendered ineffective by, or is otherwise unenforceable under, any Personal Property Security Laws or any other Requirement of Law); (h) any asset with respect to which Holdings and the Administrative Agent shall have reasonably agreed in writing that the grant of a Lien thereon to secure the Obligations would result in material adverse tax consequences; (i) any intent-to-use trademark applications filed in the United States Patent and Trademark Office, pursuant to Section 1(b) of the Lanham Act, 15 U.S.C. Section 1051, prior to the accepted filing of a “Statement of Use” and issuance of a “Certificate of Registration” pursuant to Section 1(d) of the Lanham Act or an accepted filing of an “Amendment to Allege Use” whereby such intent-to-use trademark application is converted to a “use in commerce” application pursuant to Section 1(c) of the Lanham Act, to the extent, if any, that, and solely during the period, if any, in which, the grant of a security interest therein would impair the validity or enforceability of such intent-to-use trademark application under applicable U.S. Federal law; (j) Excluded Equity; (k) interests in JV Entities which cannot be pledged without the consent of third parties; (l) any property subject to a purchase money arrangement; and (m) other assets to the extent the difficulty, time and/or expense of obtaining a security interest therein is excessive in relation to the benefit to the Secured Parties afforded thereby as reasonably agreed by the Borrower and the Administrative Agent in writing.
“Excluded Equity” shall mean, collectively, the Equity Interests in any Excluded Subsidiary.
“Excluded Information” shall have the meaning assigned to such term in the definition of “Big Boy Letter”.
“Excluded Proceeds” shall mean any proceeds of any Asset Sale, Recovery Event or issuance or other incurrence of Indebtedness, in each case of any Subsidiary (other than the Borrower), the application of which to prepay the Term Loans in accordance with Section 2.13(e), would, in the good faith determination of Holdings and the Borrower and as consented to in writing by the Administrative Agent (not to be unreasonably withheld or delayed), (a) be prohibited by (i) any Requirements of Law (other than the Constituent Documents of such Subsidiary) applicable to such Subsidiary in its jurisdiction of organization or (ii) any material restrictions in such Subsidiary’s material Constituent Documents solely as a result of minority ownership of such Subsidiary by a person other than any other Subsidiary or Holdings, or (b) result in adverse tax consequences (including the imposition of material withholding taxes) that shall have been reasonably determined by Holdings in good faith to be material to the Consolidated Group as a result of distributing to the Borrower the cash necessary for the Borrower to make such prepayment; provided that the Consolidated Group shall use all commercially reasonable efforts to overcome, reduce and eliminate any such prohibitions, restrictions or tax consequences, as applicable, and use the other cash resources of the Consolidated Group (subject to the considerations hereinabove) to timely make the relevant prepayment under Section 2.13(b) or Section 2.13(c), as applicable, that would be required if such proceeds were not Excluded Proceeds; provided, further that if at any time such prohibitions or restrictions are removed or reduced or otherwise cease to apply, the relevant Net Cash Proceeds (net of any costs, expenses or taxes incurred by Holdings or any Subsidiary and arising exclusively as a result of compliance with the immediately preceding proviso) shall immediately cease to be “Excluded Proceeds” and shall be applied to prepay the Term Loans promptly (or, if any Alternative Rate Term Loans would be the subject of such prepayment, at the end of the then current Interest Period applicable to such Alternative Rate Term Loans) in accordance with Section 2.13(e); it being understood that any such Excluded Proceeds may be retained by such Subsidiary so long as not required to be prepaid in accordance with the foregoing provisions of this definition or Section 2.13.
“Excluded Subsidiary” shall mean, at any time, (a) any Unrestricted Subsidiary, (b) any captive insurance company, (c) any not-for-profit subsidiary, (d) any special purpose entity, (e) any other subsidiary of Holdings (i) to the extent it is prohibited from giving the Guaranty by any contractual obligation existing on (1) the Closing Date, (2) if later, the date on which it becomes a Subsidiary or (3) if later, the date on which such subsidiary ceases to be an Immaterial Subsidiary, (ii) that is prohibited by applicable law (including any “corporate benefit” laws and any requirement to obtain governmental or regulatory consent, approval, license or authorization unless such consent, approval, license or authorization has been obtained) from giving the Guaranty or (iii) as to which Holdings shall have determined, with the written consent of the Administrative Agent (not to be unreasonably withheld or delayed), that the giving of the Guaranty thereby would result in adverse tax consequences that shall have been reasonably determined by Holdings in good faith to be material to the Consolidated Group, would expose the officers or directors of such subsidiary to individual liability or would require compliance with “whitewash” or similar procedures under applicable financial assistance laws, (f) any Immaterial Subsidiary, unless otherwise consented to by the Borrower, (g) any Subsidiary acquired after the Closing Date that has secured Indebtedness at the time of such acquisition which Indebtedness was not incurred in contemplation of such acquisition and any Subsidiary thereof that guarantees such secured Indebtedness, in each case under this clause (g) to the extent such secured Indebtedness by its express terms prohibits such Subsidiary from becoming a Guarantor, (h) each of (x) Charleston Place and (y) CHP and its subsidiaries, (i) any other subsidiary of Holdings with respect to which the Administrative Agent and the Borrower have reasonably determined and agreed in writing that the difficulty, time and/or expense of obtaining the Guaranty therefrom is excessive in relation to the benefits to be obtained therefrom by the Secured Parties under the Loan Documents and (j) any Subsidiary organized under the laws of a jurisdiction that is not a Covered Jurisdiction; provided that notwithstanding anything hereinabove, as of the Closing Date, (A) no Original Guarantors shall be Excluded Subsidiaries and (B) the Original Excluded Subsidiaries shall be the only Excluded Subsidiaries.
“Excluded Swap Obligation” shall mean, with respect to any Guarantor, any Swap Obligation if, and to the extent that, all or a portion of the Guaranty of such Guarantor of, or the grant by such Guarantor of a security interest to secure, such Swap Obligation (or any Guaranty thereof) is or becomes illegal or unlawful under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) by virtue of such Guarantor’s failure for any reason to constitute an “eligible contract participant” as defined in the Commodity Exchange Act (determined after giving effect to Section 2.21 and any other “keepwell, support or other agreement” for the benefit of such Guarantor) at the time the Guaranty of such Guarantor, or a grant by such Guarantor of a security interest, would otherwise have become effective with respect to such Swap Obligation but for such Guarantor’s failure to constitute an “eligible contract participant” at such time.
“Excluded Taxes” shall mean any of the following Taxes imposed on or with respect to a Recipient or required to be withheld or deducted from a payment to a Recipient, (a) net income Taxes (however denominated), branch profit taxes (or any similar tax imposed by any non-US Governmental Authority or any political subdivision thereof), franchise taxes (imposed in lieu of net income Taxes), (b) any other Tax imposed on the Administrative Agent or any Lender, in each case as a result of a current or former connection between the Administrative Agent or such Lender and the jurisdiction of the Governmental Authority imposing such Tax or any political subdivision or taxing authority thereof or therein (other than any such connection arising solely from the Administrative Agent or such Lender having executed, delivered or performed its obligations or received a payment under, or obtained or enjoyed the benefit of any rights under, or enforced, this Agreement or any other Loan Document), (c) any U.S. federal withholding Tax imposed under FATCA or (d) any Taxes attributable to the recipient’s failure to comply with Section 2.20(f).
“Existing Credit Facilities” shall mean the facilities listed on Schedule 1.01(a) hereto.
“Existing Letters of Credit” shall mean the letters of credit listed on Schedule 1.01(b) hereto.
“Facility” shall mean each of (a) the Term Loan Commitments and the Term Loans made thereunder to the Borrower, (b) the Revolving Commitments and the extensions of credit made to the Borrower thereunder and (c) the Swingline Commitment and the Swingline Loans made thereunder to the Borrower.
“Fair Market Value” shall mean (a) with respect to any asset or group of assets (other than a marketable security) at any date, the value of the consideration obtainable in a sale of such asset at such date assuming a sale by a willing seller to a willing purchaser dealing at arm’s length and arranged in an orderly manner over a reasonable period of time having regard to the nature and characteristics of such asset, and (b) with respect to any marketable security at any date, the closing sale price of such security on the Business Day immediately preceding such date, as appearing in any published list of any national or international securities exchange or, if there is no such closing sale price of such security, the final price for the purchase of such security at face value quoted on such Business Day by a financial institution of recognized standing regularly dealing in securities of such type and selected by Holdings.
“FATCA” shall mean Sections 1471 through 1474 of the Tax Code as of the Closing Date (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof, any foreign legislation implemented to give effect to any intergovernmental agreements entered into thereunder and any agreements entered into pursuant to section 1471(b) of the Tax Code.
“Federal Funds Effective Rate” shall mean, for any day, the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average of the quotations on such day for such transactions received by the Administrative Agent from three Federal funds brokers of recognized standing selected by it.
“Fee Letter” shall have the meaning assigned to such term in Section 2.05(b). For the avoidance of doubt, the Fee Letter shall constitute a Loan Document and any amounts payable thereunder shall be treated as if payable under this Agreement.
“Fees” shall mean the Commitment Fees, the Administrative Agent Fees, the L/C Participation Fees, and the Issuing Bank Fees.
“Financial Maintenance Covenants” shall mean the covenants and agreements contained in Sections 6.11 and 6.12.
“Financial Officer” of any person shall mean the president, chief financial officer, principal accounting officer, treasurer or controller of such person (or such other officer of such person as may be acceptable to the Administrative Agent).
“Financial Support Direction” shall mean a financial support direction issued by the UK Pension Regulator under section 43 of the UK Pensions Act.
“Financing Statement” shall mean any “financing statement” (as defined in the UCC and any other applicable Personal Property Security Laws) and any notice of intention or any other document or instrument serving a similar purpose under applicable Personal Property Security Laws or other applicable law.
“Foreign Plan” shall mean, other than any Benefit Plan, any material employee benefit plan providing pension, retirement or similar benefits to employees of a Loan Party located outside of the United States that is maintained by a Loan Party, other than any such plan maintained by any Governmental Authority.
“Foreign Security Documents” shall mean those agreements set forth on Schedule 4.02(c) and any other security agreements, pledges, mortgages, consents and other instruments and documents governed by the laws of a country other than the United States executed and delivered pursuant to any of the foregoing or pursuant to Section 5.10.
“Fronting Exposure” shall mean, at any time there is a Defaulting Lender, (a) with respect to any Issuing Bank, such Defaulting Lender’s Revolving Commitment Percentage of the outstanding L/C Disbursements with respect to Letters of Credit issued by such Issuing Bank other than L/C Disbursements as to which such Defaulting Lender’s participation obligation has been reallocated to other Revolving Lenders or Cash Collateralized in accordance with the terms hereof and (b) with respect to the Swingline Lender, such Defaulting Lender’s Revolving Commitment Percentage of outstanding Swingline Loans made by the Swingline Lender other than Swingline Loans as to which such Defaulting Lender’s participation obligation has been reallocated to other Revolving Lenders.

“Funding Indemnity” shall mean a funding indemnity letter from the Borrower substantially in the form of Exhibit G.
“GAAP” shall mean generally accepted accounting principles in the United States, as in effect from time to time but subject to Section 1.02.
“Governmental Authority” shall mean any nation or government, any state, province, territory or other political subdivision thereof, and any entity exercising executive, legislative, judicial regulatory or administrative functions of or pertaining to government.
“Granting Lender” shall have the meaning assigned to such term in Section 9.04(i).
“Guarantee” of or by any person (the “guarantor”) shall mean any obligation, contingent or otherwise, of (a) the guarantor, or (b) another person (including any bank under a letter of credit or bank guarantee) to induce the creation of which the guarantor has issued a reimbursement, counterindemnity or similar obligation, in either case guaranteeing or having the economic effect of guaranteeing any Indebtedness of another person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation, contingent or otherwise, of the guarantor, direct or indirect, (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness, (ii) to purchase or lease property, securities or services for the purpose of assuring the owner of such Indebtedness of the payment of such Indebtedness, (iii) to maintain working capital, equity capital or any other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness or (iv) to otherwise assure or hold harmless the owner of such Indebtedness against loss in respect thereof; provided, however, that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business or customary and reasonable contingent indemnity obligations in effect on the Closing Date or entered into in the ordinary course of business in connection with any acquisition, other Investment or Disposition permitted under this Agreement. Neither (x) the obligation of a manager under a Management Contract (i) to guarantee to the owner of an asset a level of financial performance of, or return on, such asset (and which shall not relate to any Indebtedness or the borrowing of any money), and (ii) to commit to make a loan to the owner of a Hotel Real Property or other asset, nor (y) the guarantee by Holdings or any of the Subsidiaries of the performance obligations of a Subsidiary under or in respect of a Management Contract shall constitute a Guarantee. The amount of any Guarantee shall be deemed to be an amount equal to the stated or determinable amount of the primary obligation in respect of which such Guarantee is made (or, if less, the maximum amount of such primary obligation for which such person may be liable pursuant to the terms of the instrument evidencing such Guarantee) or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof (assuming such person is required to perform thereunder), as determined by such guarantor in good faith.
“Guarantors” shall mean Holdings and each Subsidiary (other than the Borrower or any Excluded Subsidiary). The Guarantors shall not include any Subsidiary that is released as a Guarantor in accordance with the provisions of the Loan Documents, including Section 9.20. The Guarantors as of the Closing Date consist of the Original Guarantors.

“Guaranty” shall mean the Master Guarantee Agreement, dated as of the Closing Date, made by the Loan Parties from time to time party thereto in favor of the Administrative Agent for the benefit of the Secured Parties thereunder, in form and substance reasonably satisfactory to the Administrative Agent, as the same may be supplemented or otherwise modified from time to time.
“Hazardous Materials” shall mean any petroleum (including crude oil or fraction thereof) or petroleum products or byproducts, or any pollutant, contaminant, chemical, compound, constituent, or hazardous, toxic or other substances, materials or wastes defined, or regulated as such by, or pursuant to, any Environmental Law, or which requires removal, remediation or reporting under any Environmental Law, including asbestos, or asbestos containing material, radon or other radioactive material, mold, polychlorinated biphenyls and urea formaldehyde insulation.
“Hedging Agreement” shall mean any agreement with respect to any swap, forward, future or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, fuel or other commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions; provided, however, that no phantom stock or similar plan providing for payments and on account of services provided by current or former directors, officers, employees or consultants of Holdings or any Subsidiary shall be a Hedging Agreement.
“Holdings” shall have the meaning assigned to such term in the preamble.
“Hotel Real Property” shall mean any real property (and related assets) and the improvements thereto that is or is intended to be used in connection with the Business of the Consolidated Group.
“ICC” shall have the meaning assigned to such term in Section 2.23(o).
“ICC Rule” shall have the meaning assigned to such term in Section 2.23(o).
“Immaterial Subsidiary” shall mean, at any time, any Subsidiary (a) the assets of which constitute less than 5.0% of Consolidated Total Assets; provided that the assets of all Immaterial Subsidiaries shall constitute 10.0% or less of Consolidated Total Assets, (b) that exists solely for the purpose of employing the staff of a Hotel Real Property owned by a person other than the Borrower or an Affiliate of the Borrower with respect to which the Borrower or the relevant Affiliate is indemnified against any losses liabilities arising from such arrangement by such person, (c) exists solely for the purpose of holding and maintaining a Liquor License or a Liquor Lease, or (d) exists solely for both of the purposes described in clauses (b) and (c), in each case that has been designated as such by the Borrower in a written notice delivered to the Administrative Agent (or, on the Closing Date, Schedule 3.08 in the case of the Original Immaterial Subsidiaries) other than any such Subsidiary as to which the Borrower has revoked such designation by written notice to the Administrative Agent.
“Incremental Facility” shall have the meaning assigned to such term in Section 2.24(a).

“Incremental Facility Amendment” shall have the meaning assigned to such term in Section 2.24(b).
“Incremental Facility Closing Date” shall have the meaning assigned to such term in Section 2.24(f).
“Incremental Loans” shall mean the Incremental Revolving Loans and Incremental Term Loans.
“Incremental Other Term Loans” shall have the meaning assigned to such term in Section 2.24(a).
“Incremental Revolving Loans” shall have the meaning assigned to such term in Section 2.24(a).
“Incremental Term Loans” shall have the meaning assigned to such term in Section 2.24(a).
“Incremental Yield” shall have the meaning assigned to such term in Section 2.24(c).
“Indebtedness” of any person shall mean, without duplication, (a) all obligations of such person for borrowed money, (b) all obligations of such person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such person under conditional sale or other title retention agreements relating to property or assets acquired by such person, (d) all obligations of such person in respect of the deferred purchase price of property or services (other than current trade accounts payable incurred in the ordinary course of business (including such trade payables that are charged to credit cards and paid within 30 days after receipt of a statement therefor) and other than earn-out obligations incurred in connection with a Permitted Acquisition or other permitted Investment, but only until such obligations become a liability on the balance sheet of such person in accordance with GAAP), (e) all obligations of such person, contingent or otherwise, to purchase, redeem, retire or otherwise acquire for value any Disqualified Stock in such person, (f) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such person, whether or not the Indebtedness secured thereby has been assumed (provided that if the Indebtedness secured thereby has not been assumed or is recourse solely to limited assets of such person, the amount of such Indebtedness included for the purposes of this definition shall be an amount equal to the lesser of the Fair Market Value of such assets (as determined in good faith by the board of directors of such person) and the amount of the Indebtedness secured), (g) all Guarantees by such person of Indebtedness of others, (h) all Capital Lease Obligations of such person, and (i) all obligations, contingent or otherwise, of such person as an account party or applicant in respect of letters of credit and letters of guaranty. The Indebtedness of any person shall include the Indebtedness of any other person (including any partnership in which such person is a general partner) to the extent such person is liable therefor as a result of such person’s ownership interest in, or other relationship with, such other person, except to the extent the terms of such Indebtedness provide that such person is not liable therefor. Notwithstanding anything in this definition to the contrary, (i) the obligation of a manager under a Management Contract to guarantee to the owner a level of financial performance or return (and which shall not relate to any borrowing of any money)

and (ii) current or deferred management, royalty or branding fees payable pursuant to Management Contracts, shall not, in either case, constitute Indebtedness.
“Indemnified Taxes” shall mean (a) Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of any Loan Party under any Loan Document and (b) to the extent not otherwise described in clause (a) of this definition, Other Taxes.
“Indemnitee” shall have the meaning assigned to such term in Section 9.05(b).
“Information” shall have the meaning assigned to such term in Section 9.17.
“Intellectual Property” shall mean all rights, priorities and privileges relating to intellectual property, whether arising under United States, multinational or foreign laws or otherwise, including, without limitation, copyrights, copyright licenses, domain names, patents, patent licenses, trademarks, trademark licenses, trade names, technology, know-how, processes, trade secrets, intangible rights in software and databases not otherwise included in the foregoing, all rights to past, present or future proceeds and all rights to sue at law or in equity for any infringement or other impairment thereof, including the right to receive all proceeds and damages therefrom.
“Interbank Offered Rate” shall mean, with respect to any Alternative Rate Borrowing (a) denominated in Dollars, LIBOR for the applicable Interest Period and (b) denominated in Euros, EURIBOR for the applicable Interest Period.
“Intercompany Trading Balances” shall mean amounts owing to Holdings or any Subsidiary by Holdings or any other Subsidiary in respect of (i) management fees, royalty fees, branding fees, servicing fees or provision of other related services, (ii) sales and marketing costs, recharges and allocations, including in respect of employees, managers, officers or directors, (iv) ticketing or room sales and (v) intercompany transfers of goods or services (including collection VSOE (i.e., vendor-specific objective evidence) products).
“Interest Coverage Ratio” shall mean, on any date, the ratio of (a) Consolidated EBITDA to (b) Consolidated Interest Expense, for the period of four consecutive fiscal quarters most recently ended on or prior to such date, taken as one accounting period. The Interest Coverage Ratio shall be computed on a Pro Forma Basis.
“Interest Payment Date” shall mean, (a) with respect to any ABR Loan (including any Swingline Loan), the last Business Day of each March, June, September and December, and (b) with respect to any Alternative Rate Loan, the last day of the Interest Period applicable to the Borrowing of which such Loan is a part and, in the case of an Alternative Rate Borrowing with an Interest Period of more than three months’ duration, each day that would have been an Interest Payment Date had successive Interest Periods of three months’ duration been applicable to such Borrowing.
“Interest Period” shall mean, with respect to any Alternative Rate Borrowing, the period commencing on the date of such Borrowing and ending on the numerically corresponding day in the calendar month that is 1, 2, 3 or 6 months thereafter (or, if available to all relevant Lenders, 12 months, or periods of less than 1 month), as the Borrower may elect; provided, however, that

(a) if any Interest Period would end on a day other than a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Business Day, (b) any Interest Period that commences on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month of such Interest Period) shall end on the last Business Day of the last calendar month of such Interest Period, and (c) any Interest Period that would otherwise extend beyond the Revolving Facility Maturity Date (if such Interest Period applies to any Revolving Borrowing) or the Term Facility Maturity Date (if such Interest Period applies to any Term Borrowing) shall end on the Revolving Facility Maturity Date or the Term Facility Maturity Date, respectively. Interest shall accrue from and including the first day of an Interest Period to but excluding the last day of such Interest Period. For purposes hereof, the date of a Borrowing initially shall be the date on which such Borrowing is made and thereafter shall be the effective date of the most recent conversion or continuation of such Borrowing.
“Investment Company Act” shall mean the U.S. Investment Company Act of 1940, as amended from time to time.
“Investments” shall have the meaning assigned to such term in Section 6.04.
“IRS” shall mean the United States Internal Revenue Service.
“ISP” shall have the meaning assigned to such term in Section 2.23(o).
“Issuing Bank” shall mean, as the context may require, (a) with respect to any Letter of Credit (except with respect to any trade Letters of Credit, which Barclays Bank PLC as Issuing Bank shall have no obligation to issue hereunder) issued (or deemed issued hereunder), Barclays Bank PLC or any Affiliate thereof, in its capacity as an issuer of Letters of Credit hereunder, and (b) any other Revolving Lender that may become an Issuing Bank pursuant to Section 2.23(k) or Section 2.23(m), with respect to Letters of Credit issued by such Revolving Lender. The applicable Issuing Bank may, in its discretion, arrange for one or more Letters of Credit to be issued by Affiliates of such Issuing Bank, in which case the term “Issuing Bank” shall include any such Affiliate with respect to Letters of Credit issued by such Affiliate.
“Issuing Bank Fees” shall have the meaning assigned to such term in Section 2.05(c).
“Italian Subsidiary” shall mean any Subsidiary incorporated or otherwise organized under the laws of Italy.
“Joint Book Running Managers” shall mean Barclays Bank PLC and J.P. Morgan Securities LLC.
“Junior Financing” shall have the meaning assigned to such term in Section 6.09(b).
“Junior Lien Incremental Other Term Loans” shall have the meaning assigned to such term in Section 2.24(e).

“Junior Lien Intercreditor Agreement” shall mean a “junior lien” intercreditor agreement between or among the Collateral Agent and one or more Representatives for holders of Permitted Junior Secured Refinancing Debt or Junior Lien Incremental Other Term Loans in form and substance reasonably satisfactory to the Administrative Agent, the Collateral Agent and the Borrower.
“JV Entity” means (a) any joint venture and (b) any non-wholly owned subsidiary of Holdings.
“L/C Commitment” shall mean the commitment of the Issuing Banks to issue Letters of Credit pursuant to Section 2.23 in an aggregate Stated Amount of U.S.$25,000,000 (or the Euro equivalent thereof).
“L/C Disbursement” shall mean a payment or disbursement made by the applicable Issuing Bank pursuant to a Letter of Credit.
“L/C Exposure” shall mean, with respect to any Revolving Lender, at any time, the sum of (i) the Dollar Equivalent of the amount of any Unpaid Drawing in respect of which such Lender has made (or is required to have made) payments to the Administrative Agent pursuant to Section 2.02(f) at such time, and (ii) such Lender’s Revolving Commitment Percentage of the Dollar Equivalent of the L/C Outstandings in respect of Letters of Credit that have been issued for the account of the Borrower, at such time (excluding the portion thereof consisting of Unpaid Drawings in respect of which the Lenders have made (or are required to have made) payments to the Administrative Agent pursuant to Section 2.02(f)).
“L/C Fee Payment Date” shall have the meaning assigned to such term in Section 2.05(c).
“L/C Maturity Date” shall mean the date that is five Business Days prior to the Revolving Facility Maturity Date.
“L/C Obligations” shall mean, at any time, an amount equal to the L/C Outstandings. The L/C Obligations of any Lender at any time shall be its Revolving Commitment Percentage of the total L/C Obligations at such time.
“L/C Outstandings” shall mean, at any time, (i) the Dollar Equivalent of the aggregate undrawn amount of all Letters of Credit that have been issued for the account of the Borrower at such time, and (ii) the aggregate amount of all L/C Disbursements that have not been reimbursed by the Borrower at such time.
“L/C Participation Fee” shall have the meaning assigned to such term in Section 2.05(c).
“Latest Maturity Date” shall mean, at any date of determination, the later of the Revolving Facility Maturity Date and the Term Facility Maturity Date, in each case in effect on such date.
“Lender Counterparty” shall have the meaning assigned to such term in the definition of “Specified Hedging Agreement”.

“Lender Insolvency Event” shall mean that (i) a Lender or its Parent Company is insolvent, or is generally unable to pay its debts as they become due, or admits in writing its inability to pay its debts as they become due, or makes a general assignment for the benefit of its creditors, or (ii) such Lender or its Parent Company is the subject of a bankruptcy, insolvency, reorganization, liquidation or similar proceeding, or a receiver, trustee, conservator, intervenor or sequestrator or the like has been appointed for such Lender or its Parent Company, or such Lender or its Parent Company has taken any action in furtherance of or indicating its consent to or acquiescence in any such proceeding or appointment.
“Lenders” shall mean (a) the persons listed on Schedule 2.01 (other than any such person that has ceased to be a party hereto pursuant to an Assignment and Acceptance), and (b) any person that has become a party hereto pursuant to an Assignment and Acceptance. Unless the context clearly indicates otherwise, the term “Lenders” shall include the Swingline Lender.
“Letter of Credit” shall mean any standby letter of credit or trade letter of credit issued for the account of the Borrower pursuant to Section 2.23 and shall include each Existing Letter of Credit. Any Bank Guarantee shall be treated hereunder as a Letter of Credit issued pursuant to this Agreement and any reference to a “Letter of Credit” under this Agreement shall be deemed to include a reference to a Bank Guarantee.
“Letter of Credit Application” shall mean an application and agreement for the issuance or amendment of a Letter of Credit in the form from time to time in use by any Issuing Bank.
“Letter of Credit Request” shall have the meaning assigned to such term in Section 2.23(d).
“LIBO Rate” shall have the meaning specified in the definition of “LIBOR.”
“LIBOR” shall mean, for any Interest Period as to any Dollar denominated Borrowing, (i) the rate per annum determined by the Administrative Agent to be the offered rate which appears on the page of the Reuters Screen which displays the London interbank offered rate administered by ICE Benchmark Administration Limited (such page currently being the LIBOR01 page) (the “LIBO Rate”) for deposits (for delivery on the first day of such Interest Period) with a term equivalent to such Interest Period in Dollars, determined as of approximately 11:00 a.m. (London, England time), two Business Days prior to the commencement of such Interest Period, (ii) in the event the rate referenced in the preceding clause (i) does not appear on such page or service or if such page or service shall cease to be available, the rate determined by the Administrative Agent to be the offered rate on such other page or other service which displays the LIBO Rate for deposits (for delivery on the first day of such Interest Period) with a term equivalent to such Interest Period in Dollars, determined as of approximately 11:00 a.m. (London, England time) two Business Days prior to the commencement of such Interest Period, or (iii) in the event the rates referenced in the preceding clauses (i) and (ii) are not available, the rate per annum determined by the Administrative Agent to be the average offered quotation rate by major banks in the London interbank market to Barclays for deposits (for delivery on the first day of the relevant period) in Dollars of amounts in same day funds comparable to the principal amount of the Borrowing for which LIBOR is then being determined with maturities comparable to such Interest Period as of approximately 11:00 a.m. (London, England time) two Business Days prior to the commencement of such Interest Period;

provided that if LIBO Rates are quoted under either of the preceding clauses (i) or (ii), but there is no such quotation for the Interest Period elected, the LIBO Rate shall be equal to the Interpolated Rate; and provided, further, that if any such rate determined pursuant to the preceding clauses (i), (ii) or (iii) is below zero, LIBOR will be deemed to be zero.
“Interpolated Rate” shall mean, in relation to the LIBO Rate, the rate which results from interpolating on a linear basis between: (a) the applicable LIBO Rate for the longest period (for which that LIBO Rate is available) which is less than the Interest Period of the applicable Borrowing; and (b) the applicable LIBO Rate for the shortest period (for which that LIBO Rate is available) which exceeds the Interest Period of such Borrowing, each as of approximately 11:00 a.m. (London, England time) two Business Days prior to the commencement of such Interest Period of such Borrowing.
“Lien” shall mean, (a) with respect to any asset, (i) any mortgage, deed of trust, lien (statutory or otherwise), pledge, hypothecation, encumbrance, collateral assignment, charge, statutory deemed trust or security interest in, on or of such asset, or (ii) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such asset, and (b) in the case of securities, any purchase option, call or similar right of a third party with respect to such securities.
“Liquor Lease” shall mean a lease, sublease, grant of use agreement or similar agreement entered into between Holdings or any Subsidiary, as lessee, sublessee or grantee, as applicable, and the owner, lessor, sublessor or grantor of use in respect of a Hotel Real Property, in connection with the sale of alcoholic beverages at such Hotel Real Property.
“Liquor License” shall mean a license issued by a Governmental Authority to Holdings or any Subsidiary in respect of a Hotel Real Property in connection with the sale of alcoholic beverages at such Hotel Real Property.
“Loan Documents” shall mean this Agreement, the Security Documents, the Affiliate Subordination Agreement and any other subordination agreement entered into pursuant to the terms hereof, the Fee Letter, any Junior Lien Intercreditor Agreement and any other intercreditor agreement entered into pursuant to the terms hereof, any promissory notes delivered pursuant to Section 2.04(d), each Funding Indemnity, each Letter of Credit Application and any other document designated as such therein or in writing by any Agent and any Loan Party, in each case as amended.
“Loan Modification Agreement” shall have the meaning assigned to such term in Section 9.08(c).
“Loan Modification Offer” shall have the meaning assigned to such term in Section 9.08(c).
“Loan Parties” shall mean the Borrower, Holdings and each other Guarantor.

“Loans” shall mean the loans made by the Lenders to the Borrower pursuant to this Agreement.
“Local Agent” shall mean (a) with respect to Borrowings denominated in Euros, the determination of the interest rates applicable thereto or any matter related to Euros, the Administrative Agent, or, if designated as such in writing from time to time by the Administrative Agent to the Borrower and the Lenders, an Affiliate or agent of the Administrative Agent, and (b) with respect to Borrowings denominated in Dollars, the determination of the interest rates applicable thereto or any matter related to Dollars, the Administrative Agent.
“Luxembourg Subsidiary” shall mean any Subsidiary incorporated or otherwise organized under the laws of the Grand Duchy of Luxembourg.
“Management Contract” shall mean each contract listed on Schedule 1.01(c) as of the Closing Date and each legally binding contract entered into after the Closing Date which shall grant to Holdings or any Subsidiary the right to manage or provide services to, or to license the use of any of its Intellectual Property in respect of, any real property related to the Business of the Consolidated Group.
“Management Contract Investments” shall mean (a) loans, guarantees or cash payments made pursuant to requirements under or to obtain, maintain, improve, extend or avoid the loss of, or to terminate any territorial restrictions contained in, Management Contracts, (b) loans, guarantees or cash payments required to be made by Holdings or any of the Subsidiaries, as the case may be, as the manager of Hotel Real Property to the extent that certain financial or performance tests are not met, (c) any Investment in the Equity Interests in a person directly or indirectly owning or leasing or otherwise having the right to use any Hotel Real Property that is or is intended to be the subject of a Management Contract, provided that such Investment is made in connection with Holdings or a Subsidiary obtaining, maintaining, improving, extending or avoiding the loss of the rights to manage such Hotel Real Property, (d) other Investments to the extent required by the terms of any Management Contract of Holdings or any Subsidiary existing as of the Closing Date (as amended, extended or otherwise modified from time to time), and (e) loans, guarantees or cash payments made by Holdings or any of the Subsidiaries, as the case may be, as the manager of a Hotel Real Property in order to avoid any material disruption to the normal operation of such Hotel Real Property.
“Margin Stock” shall have the meaning assigned to such term in Regulation U.
“Material Adverse Effect” shall mean any material adverse condition or material adverse change in or materially affecting (a) the business, assets, financial condition or results of operations of the Consolidated Group, taken as a whole, (b) the ability of the Loan Parties (taken as a whole) to perform their material obligations under the Loan Documents, (c) the material rights and remedies of the Administrative Agent, the Lenders, the Issuing Bank(s) or any other Secured Party under the Loan Documents, including the legality, validity, binding effect or enforceability of any of the Loan Documents or (d) the validity, enforceability or priority of the Liens purported to be created by the Loan Documents.

“Material Hotel Real Property” shall mean any Hotel Real Property comprising Material Real Property.
“Material Indebtedness” shall mean Indebtedness (other than the Loans and Letters of Credit and Non-Recourse Indebtedness), or obligations in respect of one or more Hedging Agreements, of any one or more of Holdings and the Subsidiaries in an aggregate principal amount of U.S.$25,000,000 or more. For purposes of determining Material Indebtedness, the “principal amount” of the obligations of Holdings or any Subsidiary in respect of any Hedging Agreement at any time shall be the maximum aggregate amount (giving effect to any netting agreements) that Holdings or such Subsidiary would be required to pay if such Hedging Agreement were terminated at such time.
“Material Non-Recourse Indebtedness” shall mean Non-Recourse Indebtedness in an aggregate principal amount of U.S.$50,000,000 or more.
“Material Real Property” shall mean all real property owned, leased or subleased from time to time by Holdings or any Subsidiary, other than (a) any real property with a fair market value less than U.S.$25,000,000, (b) any interest in a leasehold estate with respect to which annual basic lease payments are less than U.S.$2,000,000 and (c) any Liquor Lease.
“Material Real Property Agreements” shall mean any Management Contract and, with respect to any parcel of Material Real Property (including any Material Hotel Real Property), any material lease or leases (other than a Liquor Lease), and any extensions, renewals, modifications or amendments thereof.
“Material Subsidiary” shall mean any Subsidiary that is not an Immaterial Subsidiary.
“Maximum Rate” shall have the meaning assigned to such term in Section 9.09.
“MNPI” shall mean any material non-public information regarding Holdings or any of its Subsidiaries or the securities of any of them for purposes of U.S. Federal and state securities laws.
“Moody’s” shall mean Moody’s Investors Service, Inc. or any successor thereto.
“Multiemployer Plan” shall mean a multiemployer plan as defined in Section 4001(a)(3) of ERISA to which any Loan Party or any of its ERISA Affiliates is making or has an obligation to make contributions or otherwise incur liability.
“Net Cash Proceeds” shall mean: (a) with respect to any Asset Sale or Recovery Event, the proceeds thereof in the form of cash and Permitted Investments (including any such proceeds subsequently received (as and when received) in respect of non-cash consideration initially received), net of (i) selling expenses (including reasonable broker’s fees or commissions, legal fees, environmental assessments, remediation expenses, appraisal and investment banking fees, transfer and similar taxes incurred by Holdings and the Subsidiaries in connection therewith and Holdings’ or such Subsidiary’s good faith estimate of income taxes (including capital gains taxes or foreign taxes applicable to the repatriation of proceeds to Holdings or the Borrower) paid or payable in connection with such sale, without taking into account any available tax credits or deductions and any tax sharing arrangements), (ii) amounts provided as a reserve, in accordance with GAAP, against any liabilities under any indemnification obligations or purchase price adjustment associated with such Asset Sale (provided that, to the extent and at the time any such amounts are released to Holdings or any Subsidiary from such reserve, such amounts shall constitute Net Cash Proceeds), (iii) reserves for Withdrawal Liability or severance estimated by Holdings or any Subsidiary to be payable arising from such Asset Sale, (iv) amounts required to be paid to any person (other than Holdings or any Subsidiary) owning a beneficial interest in the asset subject to such Asset Sale, and (v) the principal amount, premium or penalty, if any, interest and other amounts on any Indebtedness for borrowed money which is secured by the asset sold in such Asset Sale and which is required to be repaid with such proceeds (other than any such Indebtedness incurred hereunder or any such Indebtedness assumed by the purchaser of such asset); provided, however, that with respect to any Asset Sale or Recovery Event, the cash proceeds therefrom shall not constitute Net Cash Proceeds to the extent the same shall have been reinvested in assets of a kind then used or usable in the Business of the Consolidated Group within 365 days of receipt of such cash proceeds (or within 545 days if a commitment to so apply such cash proceeds is made within such 365 days); and (b) with respect to any issuance or disposition of Indebtedness, the cash proceeds thereof, net of all taxes and reasonable and customary fees, commissions, costs and other expenses incurred by Holdings and the Subsidiaries in connection therewith.
“New York Business Day” shall mean any day of the year on which banks are not required or authorized by law to close in New York City and on which dealings are carried on in the London interbank market.
“No MNPI Representation” shall mean, with respect to any person, a representation that such person is not in possession of any MNPI that has not been disclosed to the Lenders generally (other than Lenders who elect not to receive such information).
“Non-Consenting Lender” shall have the meaning assigned to such term in Section 2.21(a).
“Non-Defaulting Lender” shall mean, at any time, a Lender that is not a Defaulting Lender.
“Non-Ratio-Based Incremental Facility Cap” shall have the meaning assigned to such term in Section 2.24(a).
“Non-Recourse Indebtedness” shall mean, with respect to a Person, Indebtedness for borrowed money in respect of which recourse for payment (except for customary exceptions for fraud, misapplication of funds, environmental indemnities, voluntary bankruptcy, collusive involuntary bankruptcy and other similar customary exceptions to nonrecourse liability) is contractually limited to specific assets of such Person encumbered by a Lien securing such Indebtedness.
“Not Otherwise Applied” shall mean, at any time, with reference to any amount of net cash proceeds of any transaction or event or of Excess Cash Flow, that such amount (a) was not required to be applied to mandatorily prepay the Term Loans pursuant to Section 2.13(d) (calculated, in the case of Excess Cash Flow, without giving effect to any credits for voluntary prepayments of Loans thereunder) prior to such time, and (b) was not previously utilized in connection with any other transaction permitted pursuant to Section 6.01, Section 6.04, Section 6.06, Section 6.09 or Section 6.10.
“Obligation Currency” shall have the meaning assigned to such term in Section 9.18(a).
“Obligations” shall mean all obligations of every nature of the Borrower and each other Loan Party from time to time owed to any of the Agents (including former Agents), the Lenders, the Lender Counterparties, the Issuing Banks, the Cash Management Banks, the Joint Book Running Managers, the Senior Co-Manager and the beneficiaries of the indemnification obligations undertaken by any Loan Party under any Loan Document, any Specified Hedging Agreement or any documentation governing any Cash Management Obligations, as applicable, whether for principal, interest (including interest which, but for the filing of a petition in bankruptcy or other insolvency proceeding with respect to such Loan Party, would have accrued on any Obligation, whether or not a claim is allowed against such Loan Party for such interest in the related bankruptcy or other insolvency proceeding), reimbursement of amounts drawn under Letters of Credit, payments for early termination of Specified Hedging Agreements, fees, expenses, indemnification or otherwise; provided, however, that solely for purposes of the Guaranty and the Security Documents, in each case as they relate to the Guarantors (but not, for the avoidance of doubt, the Borrower), “Obligations” shall exclude the Excluded Swap Obligations.
“Original Excluded Subsidiaries” shall mean each Subsidiary identified as an “Excluded Subsidiary” (and not, for the avoidance of doubt, an “Unrestricted Subsidiary”) on Schedule 3.08 on the Closing Date.
“Original Guarantors” shall mean Holdings and each Subsidiary (other than the Borrower) identified as a Loan Party on Schedule 3.08 on the Closing Date.
“Original Immaterial Subsidiaries” shall mean each Subsidiary identified as an “Immaterial Subsidiary” on Schedule 3.08 on the Closing Date.
“Original Unrestricted Subsidiaries” shall mean each subsidiary of Holdings identified as an “Unrestricted Subsidiary” on Schedule 3.08 on the Closing Date.
“Other Equity Investment” shall have the meaning specified in the definition of “Consolidated Net Income.”
“Other Loans” shall have the meaning assigned to such term in Section 2.25.
“Other Revolving Loans” shall have the meaning assigned to such term in Section 2.25.
“Other Taxes” shall mean any present or future stamp, court or documentary, excise, property, intangible, recording, filing or similar Taxes, charges or levies that arise from any payment made by the Borrower hereunder or under any other Loan Documents or from the execution, delivery or registration of, performance under, or otherwise with respect to, this Agreement or the other Loan Documents.
“Other Term Loans” shall have the meaning assigned to such term in Section 2.25.

“Parent Company” shall mean, with respect to a Lender, the bank holding company (as defined in Regulation Y of the Board), if any, of such Lender, and/or any person owning, beneficially or of record, directly or indirectly, a majority of the shares of such Lender.
“Patriot Act” shall have the meaning assigned to such term in Section 3.26(a).
“PBGC” shall mean the U.S. Pension Benefit Guaranty Corporation referred to and defined in ERISA and any successor entity performing similar functions.
“Permits” shall mean any and all franchises, licenses, leases, permits, approvals, notifications, certifications, registrations, authorizations, exemptions, qualifications, easements, rights of way, Liens and other rights, privileges and approvals required or granted under any Requirement of Law, in each case that are necessary to the operation of the business of Holdings and its Subsidiaries.
“Permitted Acquisition” shall mean the acquisition on such day by Holdings or a Subsidiary, whether by purchase, amalgamation, merger or otherwise, of all or substantially all the assets of a person or line of business of such person, or all of the Equity Interests of a person, or a Hotel Real Property, provided that (a) the acquired person or assets or line of business, or Hotel Real Property, shall be or is intended to be used in, or in connection with, the Business of the Consolidated Group, (b) all transactions in connection therewith shall be consummated in accordance with all Requirements of Law and in conformity with all applicable Permits, except where the failure to do so is not reasonably likely to result in a Material Adverse Effect, (c) at the time of such transaction both before and after giving effect thereto (including the incurrence or assumption any Indebtedness in connection therewith), (i) no Event of Default or Default shall have occurred and be continuing, (ii) Holdings shall be in compliance, on a Pro Forma Basis, with the Financial Maintenance Covenants and the requirements of Section 5.10, and (iii) both before and immediately after giving effect to any such acquisition, the Borrower shall have no less than $50,000,000 in the aggregate of availability under the Revolving Facility and Unrestricted Cash and Cash Equivalents, and (d) neither Holdings nor any Subsidiary shall incur or assume any Indebtedness in connection with such acquisition, except as permitted by Section 6.01.
“Permitted Amendments” shall have the meaning assigned to such term in Section 9.08(c).
“Permitted Equity Collateral Liens” shall mean Liens permitted under Sections 6.02(b), (d), (j) or (aa).
“Permitted Investments” shall mean:
(a)    direct obligations of, or obligations the principal of and interest on which are unconditionally guaranteed by, the United States (or by any agency thereof to the extent such obligations are backed by the full faith and credit of the United States), in each case maturing within two years from the date of acquisition thereof;

(b)    investments in commercial paper maturing within 365 days from the date of acquisition thereof and having, at such date of acquisition, the highest credit rating obtainable from S&P or from Moody’s;
(c)    investments in certificates of deposit, banker’s acceptances and time deposits maturing within 365 days from the date of acquisition thereof issued or guaranteed by or placed with, and money market deposit accounts issued or offered by, the person serving as the Administrative Agent or any domestic office of any commercial bank organized under the laws of the United States or any State thereof that has a combined capital and surplus and undivided profits of not less than U.S.$500,000,000;
(d)    fully collateralized repurchase agreements with a term of not more than 30 days for securities described in clause (a) above and entered into with a financial institution satisfying the criteria of clause (c) above;
(e)    investments in “money market funds” within the meaning of Rule 2a-7 of the Investment Company Act, substantially all of whose assets are invested in investments of the type described in clauses (a) through (d) above; and
(f)    other investments (including in local banks and in currencies other than Dollars) utilized by Holdings and the Subsidiaries in accordance with customary investment practices for cash management of a type substantially analogous to the foregoing as determined by the applicable person in good faith.
“Permitted Junior Secured Refinancing Debt” shall mean any secured Indebtedness incurred by the Borrower in the form of one or more series of junior lien secured notes or junior lien secured loans; provided that (i) such Indebtedness is secured by the Collateral on a junior priority basis to the Obligations and is not secured by any property or assets other than the Collateral, (ii) such Indebtedness constitutes Credit Agreement Refinancing Indebtedness, and (iii) a Representative acting on behalf of the holders of such Indebtedness shall have become party to or otherwise subject to the provisions of a Junior Lien Intercreditor Agreement; provided that if such Indebtedness is the initial Permitted Junior Secured Refinancing Debt incurred by the Borrower, then the Administrative Agent (or the Collateral Agent, as applicable) and the Representative for such Indebtedness shall have executed and delivered a Junior Lien Intercreditor Agreement.
“Permitted Pari Passu Secured Refinancing Debt” shall mean any secured Indebtedness incurred by the Borrower in the form of one or more series of senior secured notes or loans; provided that (i) such Indebtedness is secured by the Collateral on a pari passu basis with the Obligations, (ii) such Indebtedness constitutes Credit Agreement Refinancing Indebtedness, and (iii) a Representative acting on behalf of the holders of such Indebtedness shall have become party to or otherwise subject to the provisions of an intercreditor agreement reasonably satisfactory to the Administrative Agent, the Collateral Agent and the Borrower.
“Permitted Refinancing Indebtedness” shall mean Indebtedness issued in exchange for, or issued or incurred (including by means of the extension or renewal of existing Indebtedness) to refinance, refund, extend, renew or replace, existing Indebtedness (“Refinanced Indebtedness”), provided that (a) the principal amount of such refinancing, refunding, extending, renewing or replacing Indebtedness is not greater than the principal amount of such Refinanced Indebtedness at the time of such refinancing plus the amount of any penalties and accrued, unpaid or capitalized interest or premiums thereon (including tender premiums), underwriting discounts, defeasance costs, fees, commissions and expenses, in each case associated with such refinancing, refunding, extension, renewal or replacement, (b) such refinancing, refunding, extending, renewing or replacing Indebtedness has a final maturity that is no sooner than, and a Weighted Average Life to Maturity that is no shorter than, such Refinanced Indebtedness, (c) if such Refinanced Indebtedness or any Guarantees thereof are subordinated to the Obligations, such refinancing, refunding, extending, renewing or replacing Indebtedness and any Guarantees thereof remain so subordinated on terms no less favorable to the Lenders, (d) the obligors in respect of such Refinanced Indebtedness immediately prior to such refinancing, refunding, extending, renewing or replacing are the only obligors on such refinancing, refunding extending, renewing or replacing Indebtedness, and (e) such refinancing, refunding, extending, renewing or replacing Indebtedness contains covenants and events of default and is benefited by Guarantees, if any, which, taken as a whole, are determined in good faith by a Financial Officer of Holdings, to be no less favorable to Holdings or any Subsidiary and the Lenders in any material respect than the covenants and events of default or Guarantees, if any, in respect of such Refinanced Indebtedness (except for covenants and events of default applicable only to the period after the Latest Maturity Date); provided further, that Indebtedness constituting Permitted Refinancing Indebtedness shall not cease to constitute Permitted Refinancing Indebtedness as a result of the subsequent extension of the Latest Maturity Date.
“Permitted Tax Restructuring” shall mean one or more transactions (a) as set forth on Schedule 1.01(d) or (b) pursuant to which the Equity Interests of one or more Subsidiaries directly owned, immediately before the Closing Date, by Holdings or the Borrower is transferred to a direct or indirect Subsidiary of Holdings that is a Loan Party in exchange for equity or debt of the transferee or as a capital contribution to the transferee; provided that (i) Holdings shall have provided to the Administrative Agent a certificate of a Financial Officer of Holdings to the effect that, based on the advice of outside counsel or tax advisors of international recognition, the consummation of such transaction would result in the avoidance of adverse tax consequences (other than on account of any Taxes payable in connection with filings, recordings, registrations, stampings and any similar acts in connection with the creation or perfection of the Liens of the Collateral Agent on the Collateral) to the Consolidated Group that shall have been reasonably determined by Holdings in good faith to be material to the Consolidated Group, which certificate shall also describe the proposed transaction in reasonable detail, (ii) none of the Subsidiaries that were not Excluded Subsidiaries prior to such transactions become Excluded Subsidiaries as a result thereof and (iii) no such transaction could reasonably be expected to (x) have a Material Adverse Effect or (y) otherwise adversely affect the Liens or the Collateral (or the value thereof) securing the Obligations or the rights or remedies of the Agents or the Lenders under the Loan Documents in any material respect.
“Permitted Unsecured Refinancing Debt” shall mean any unsecured Indebtedness incurred by the Borrower in the form of one or more series of unsecured notes or loans; provided that (a) such Indebtedness is not secured by any property or assets of Holdings, the Borrower or any other Subsidiary and (b) such Indebtedness constitutes Credit Agreement Refinancing Indebtedness.

“Person” or “person” shall mean any natural person, corporation, trust, business trust, joint venture, joint stock company, association, company, limited liability company, unlimited liability company, partnership, limited partnership, Governmental Authority or other entity.
“Personal Property Security Laws” shall mean all applicable personal property security laws (or other laws relating to the creation, perfection or registration of security interests) as all such laws now exist or from time to time hereafter shall be amended, modified, recodified, supplemented or replaced, together with all rules and regulations thereunder or related thereto, including the UCC.
“Platform” shall have the meaning assigned to such term in Section 9.23(b).
“Pledged Collateral” shall mean the respective assets (including Equity Interests) pledged by the Loan Parties as security for the payment and performance of the Obligations pursuant to the Security Documents.
“Post-Acquisition Period” shall mean, with respect to any Acquired Entity or Business or any Converted Subsidiary, the period beginning on the date such acquisition or conversion is consummated and ending on the last day of the fourth full consecutive fiscal quarter immediately following the date on which such acquisition or conversion is consummated.
“Prepayment Notice” shall mean a notice from the Borrower in accordance with the terms of Section 2.12(c), Section 2.13(g) or Section 2.22(c), as applicable, and substantially in the form of Exhibit D, or such other form as shall be approved by the Administrative Agent.
“Prime Rate” shall mean the rate of interest per annum announced from time to time by the Administrative Agent as its prime rate in effect at its principal office in New York City. Each change in the Prime Rate shall be effective as of the opening of business on the date such change is announced as being effective. The Prime Rate is a reference rate and does not necessarily represent the lowest or best rate actually available.
“Pro Forma Adjustment” shall mean, for any Calculation Period that includes all or any part of a fiscal quarter included in any Post-Acquisition Period, with respect to the Acquired EBITDA, any Disposition or any incurrence or repayment of Indebtedness of the applicable Acquired Entity or Business or Converted Subsidiary or Consolidated EBITDA, (a) the pro forma increase or decrease in such Acquired EBITDA or such Consolidated EBITDA, as the case may be, that is factually supportable and is expected to have a continuing impact, in each case as determined on a basis consistent with Article 11 of Regulation S-X of the Securities Act, as interpreted by the SEC, and (b) additional good faith pro forma adjustments not otherwise reflected in the determination of Consolidated EBITDA arising out of synergies or cost savings initiatives attributable to such transaction or additional costs associated with the combination of the operations of such Acquired Entity or Business or Converted Subsidiary with the operations of the Consolidated Group, in each case being given pro forma effect, that (i) have been realized or (ii) will be implemented following such transaction and are supportable and quantifiable and expected to be realized within the succeeding twelve months (in each case including (v) operating improvements, (w) reduction in personnel expenses, (x) reduction of costs related to administrative functions, (y) reductions of costs related to leased or owned properties and (z) reductions from the consolidation of operations and streamlining of corporate overhead), taking into account the historical financial statements of the Acquired Entity or Business or Converted Subsidiary and the consolidated financial statements of Consolidated Group, assuming such acquisition or conversion, all other acquisitions or conversions consummated during such Calculation Period and any Indebtedness or other liabilities incurred or repaid in connection therewith, in each case had been consummated, incurred or repaid at the beginning of such period (and assuming that such Indebtedness bears interest during any portion of the applicable Calculation Period prior to the relevant transaction at the interest rate which is or would be in effect with respect to such Indebtedness as at the relevant date of determination); provided that, so long as such actions are initiated during such Post-Acquisition Period or such costs are incurred during such Post-Acquisition Period, as applicable, for purposes of projecting such pro forma increase or decrease to such Acquired EBITDA or such Consolidated EBITDA, as the case may be, it may be assumed that such cost savings will be realizable during the entirety of such Calculation Period, or such additional costs, as applicable, will be incurred during the entirety of such Calculation Period.
“Pro Forma Basis” shall mean, with respect to (a) any incurrence, acquisition, assumption or repayment of Indebtedness, or (b) any Permitted Acquisition, permitted Investment or acquisition or sale of a Hotel Real Property or other assets (or the Equity Interests of the person or persons owning such Hotel Real Property or other assets) of the type described in clause (iii) below by a person, the calculation of the consolidated results of such person and its subsidiaries otherwise determined in accordance with this Agreement as if the respective incurrence, acquisition, assumption or repayment of Indebtedness, acquisition or sale (and all other Indebtedness incurred, acquired, assumed or repaid or other such acquisitions or sales effected during the respective Calculation Period) had been effected on the first day of the respective Calculation Period, provided that all such calculations shall take into account the following assumptions:
(i)    pro forma effect shall be given to any Indebtedness incurred during such period to the extent such Indebtedness is outstanding at the end of such Calculation Period;
(ii)    the Consolidated Interest Expense of a person attributable to interest on any Indebtedness bearing a floating interest rate (or, in the case that such person or any of its subsidiaries is a party to a Hedging Agreement (which Hedging Agreement is scheduled to remain in effect for not less than the shorter of (x) a twelve-month period immediately following the applicable date of determination or (y) the remaining term of the Indebtedness to which it relates) that has the effect of causing fixed interest rate Indebtedness to be floating rate interest on the date of computation) shall be computed (other than when computed for the purposes of computing Consolidated EBITDA) on a pro forma basis as if the average rate in effect from the beginning of the period to the end of the period had been the applicable rate for the entire period, unless in the case of floating rate Indebtedness, such person or any of its subsidiaries is a party to a Hedging Agreement (which shall remain in effect for the twelve-month period immediately following the end of the period) that has the effect of fixing the interest rate on the date of computation, in which case such rate (whether higher or lower) shall be used;

(iii)    pro forma effect shall be given to all acquisitions that involve the payment of consideration by Holdings and/or any Subsidiary in excess of U.S.$2,500,000 and sales of Hotel Real Properties and other assets pursuant to a transaction that yields gross proceeds to Holdings and/or any Subsidiary in excess of U.S.$2,500,000 during such period (by excluding or including, as the case may be, the historical financial results for the respective Hotel Real Properties and/or such other assets) that occur during such Calculation Period or thereafter and on or prior to the applicable date of determination (including any Indebtedness assumed or acquired in connection therewith) as if they had occurred on the first day of such Calculation Period, provided that in connection with any such acquisitions, pro forma effect (for periods prior to such acquisition) shall be given to the management, royalty and branding fees payable pursuant to the respective Management Contract as if such management, royalty or branding fees had been payable throughout the Calculation Period; and
(iv)    any Indebtedness in respect of which an irrevocable prepayment notice has been delivered that results in such Indebtedness being due and payable not later than 30 days after such prepayment notice, the amount of such Indebtedness (and any interest attributable thereto) shall be excluded from the computation of such covenants to the extent Holdings shall have unrestricted cash reserves that will be used for such payment or shall have committed cash reserves that will be used for such payment by way of a deposit arrangement or otherwise.
“Public Lender” shall have the meaning assigned to such term in Section 9.23(f).
“Purchasing Borrower Party” shall mean any Loan Party that becomes an assignee or participant pursuant to Section 9.04(k).
“Qualified Equity Interests” shall mean any Equity Interests other than Disqualified Stock.
“Ratio-Based Incremental Facility” shall have the meaning assigned to such term in Section 2.24(a).
“Recalculation Date” shall have the meaning assigned to such term in Section 1.04(a).
“Recipient” means (a) any Agent, (b) any Lender and (c) any Issuing Bank, as applicable.
“Recovery Event” shall mean any settlement of or payment in respect of any property or casualty insurance claim (excluding any settlement or payment in connection with a claim made in respect of business interruption insurance) or any taking under power of eminent domain or by condemnation or similar proceeding of or relating to any property or asset of Holdings or any Subsidiary.
“Reduction Minimum” shall mean, in respect of a Revolving Commitment or Revolving Loan, as the case may be, U.S.$1,000,000.

“Reduction Multiple” shall mean, in respect of a Revolving Commitment or Revolving Loan, as the case may be, U.S.$250,000.
“Refinancing Amendment” shall mean an amendment to this Agreement executed by each of (a) the Borrower, (b) the Administrative Agent and (c) each Lender that agrees to provide any portion of the Credit Agreement Refinancing Indebtedness being incurred pursuant thereto, in accordance with Section 2.25.
“Refund” shall have the meaning assigned to such term in Section 2.20(c).
“Register” shall have the meaning assigned to such term in Section 9.04(d).
“Regulation T” shall mean Regulation T of the Board as from time to time in effect and all official rulings and interpretations thereunder or thereof.
“Regulation U” shall mean Regulation U of the Board as from time to time in effect and all official rulings and interpretations thereunder or thereof.
“Regulation X” shall mean Regulation X of the Board as from time to time in effect and all official rulings and interpretations thereunder or thereof.
“Related Parties” shall mean, with respect to any specified person, such person’s Affiliates and the respective directors, officers, employees, agents, members, controlling persons and advisors of such person and such person’s Affiliates.
“Release” shall mean any release, threatened release, spill, seepage, emission, leaking, pumping, injection, pouring, emptying, deposit, disposal, discharge, dispersal, dumping, escaping, leaching, or migration into, onto or through the environment or within or upon any building, structure, facility or fixture.
“Representative” shall mean, with respect to any series of Permitted Pari Passu Secured Refinancing Debt or Permitted Junior Secured Refinancing Debt, the trustee, administrative agent, collateral agent, security agent or similar agent under the indenture or agreement pursuant to which such Indebtedness is issued, incurred, secured or otherwise obtained, as the case may be, and each of their successors in such capacities.
“Repricing Premium” shall have the meaning assigned to such term in Section 2.12(d).
“Repricing Transaction” shall mean, (a) the prepayment, repayment or refinancing of all or a portion of the Term Loans with the proceeds of, or any conversion of the Term Loans into, any Indebtedness (other than any Non-Recourse Indebtedness) having an “effective yield” at the time of incurrence thereof (which shall be determined by (x) including interest rate margins, original issue discount (based on a four-year average life to maturity or, if less, the remaining life to maturity) and upfront fees payable by the borrower thereof generally to all the lenders (or equivalent) of such Indebtedness and (y) excluding customary arrangement, commitment, structuring, underwriting or other fees, in each case not shared generally with all relevant lenders; provided that if such Indebtedness includes an interest rate floor greater than the interest rate floor applicable to the Term

Loans subject to such transaction, such differential between interest rate floors shall be equated to “effective yield” for purposes of determining whether an increase to the interest rate margin for the relevant Term Loans shall be required, but only to the extent an increase in the interest rate floor applicable to the relevant Term Loans would cause an increase in the interest rate then in effect, and in such case, the interest rate floor (but not the interest rate margin) applicable to the relevant Term Loans shall be increased to the extent of such differential between interest rate floors) that is less than the “effective yield” (as determined on the same basis as provided in the preceding parenthetical) of the Term Loans outstanding at the time of incurrence thereof, but excluding any new or replacement loans incurred in connection with a Change in Control, (b) any amendment, waiver or consent to or under the Term Facility which effectively reduces the “effective yield” (as determined on the same basis as provided in the parenthetical in clause (a)) applicable to any Term Loans or (c) the assignment by any Lender pursuant to Section 2.21 as a result of such Lender being a Non-Consenting Lender with respect to any consent, waiver or amendment to or under the Term Facility that would have the effect of reducing the “effective yield” (as determined on the same basis as provided in the parenthetical in clause (a)) of any Term Loans. All determinations and calculations of “effective yield” under clauses (a) and (b) of this definition shall be made by the Administrative Agent and shall be conclusive and binding on the Loan Parties and all Lenders holding Term Loans.
“Required Facility Lenders” shall mean the Required Term Lenders or the Required Revolving Lenders, as the case may be.
“Required Lenders” shall mean, at any time, subject to Section 9.08(f) with respect to Defaulting Lenders, Lenders having or holding greater than 50% of the sum of the Dollar Equivalent of (a)(i) the Total Revolving Commitments and Swingline Commitment at such time or (ii) if the Total Revolving Commitments and Swingline Commitment have been terminated, the Aggregate Revolving Exposure, as the case may be, at such time, and (b) the outstanding principal amount of the Term Loans at such time.
“Required Percentage” shall mean, with respect to any Excess Cash Flow Period, 50%; provided that (a) if the Senior Secured Net Leverage Ratio at the end of such Excess Cash Flow Period is less than or equal to 3.60:1.00 but greater than 3.30:1.00, such percentage shall be 25%, and (b) if the Senior Secured Net Leverage Ratio at the end of such Excess Cash Flow Period is less than or equal to 3.30:1.00, such percentage shall be 0%.
“Required Revolving Lenders” shall mean, at any time, subject to Section 9.08(f) with respect to Defaulting Lenders, Lenders holding greater than 50% (or the Dollar Equivalent) of (a) the Total Revolving Commitments at such time, or (b) after the termination of the Revolving Commitments, the Aggregate Revolving Exposure at such time; provided that, if at such time a single Revolving Lender holds, individually, greater than 50% of such Total Revolving Commitments or such Aggregate Revolving Exposure, as applicable, then the “Required Revolving Lenders” shall also include at least one additional Revolving Lender (subject to Section 9.08(f)).
“Required Term Lenders” shall mean, at any time, subject to Section 9.08(f) with respect to Defaulting Lenders, Lenders holding greater than 50% (or the Dollar Equivalent) of the aggregate outstanding principal amount of the Term Loans at such time.

“Requirement of Law” shall mean, as to any person, the governing documents of such person, and any law, treaty, rule or regulation or judgment, determination or decree of an arbitrator or a court or other Governmental Authority, in each case applicable to or binding upon such person or any of its Material Real Property or personal property or to which such person or any of its property of any nature is subject.
“Responsible Officer” shall mean any member of the executive committee or executive leadership team of Holdings and its Subsidiaries or any Financial Officer of Holdings or the Borrower.
“Restricted Payment” shall mean any dividend or other distribution (whether in cash, securities or other property, but excluding any dividends payable solely in common stock or other Qualified Equity Interests of the issuer of the Restricted Payment) with respect to any Equity Interests in Holdings or any Subsidiary, or any payment (whether in cash, securities or other property other than common equity or Qualified Equity Interests), including any sinking fund or similar deposit, on account of the purchase, redemption, defeasance, retirement, acquisition, cancellation or termination of any Equity Interests in Holdings or any Subsidiary or any option, warrant or other right to acquire any such Equity Interests in Holdings or any Subsidiary.
“Retained Percentage” shall mean, with respect to any Excess Cash Flow Period, 100% minus the Required Percentage with respect to such Excess Cash Flow Period.
“Revolving Borrowing” shall mean a Borrowing comprised of Revolving Loans.
“Revolving Commitment” shall mean, with respect to each Revolving Lender, the respective commitment of such Revolving Lender to make Revolving Loans (and to acquire participations in Swingline Loans and Letters of Credit as provided for herein) to the Borrower as set forth on Schedule 2.01, or in the Assignment and Acceptance pursuant to which such Revolving Lender assumed its Revolving Commitment, as applicable, as the same may be (i) reduced from time to time pursuant to Section 2.09, and (ii) reduced or increased from time to time pursuant to assignments by or to such Revolving Lender pursuant to Section 9.04.
“Revolving Commitment Percentage” of any Revolving Lender, at any time, shall mean the percentage of the Total Revolving Commitment represented by such Lender’s Revolving Commitment. In the event Revolving Commitments shall have expired or been terminated, the Revolving Commitment Percentage of any affected Revolving Lender shall be determined on the basis of the Revolving Commitments most recently in effect prior thereto.
“Revolving Commitment Period” shall mean, with respect to Revolving Borrowings and Letters of Credit being available to, or for the account of, the Borrower, the period commencing on the Closing Date and ending on the earlier of (a) the Revolving Facility Maturity Date, (b) the termination of the Revolving Commitments, or (c) with respect to Letters of Credit only, the L/C Maturity Date.
“Revolving Exposure” shall mean, with respect to any Revolving Lender, at any time, the aggregate principal amount at such time of the Dollar Equivalent of all outstanding Revolving Loans of such Lender, plus the aggregate amount at such time of such Lender’s Swingline Exposure and L/C Exposure.
“Revolving Facility” shall mean the facility and commitments utilized in making Revolving Loans hereunder. Following the establishment of any Incremental Revolving Loans or Other Revolving Loans, such Incremental Revolving Loans or Other Revolving Loans shall, unless otherwise specified in the documentation governing such Incremental Revolving Loans or Other Revolving Loans, be considered a separate Revolving Facility hereunder.
“Revolving Facility Euro Sublimit” shall mean €15,000,000.
“Revolving Facility Maturity Date” shall mean the fifth anniversary of the Closing Date.
“Revolving Lender” shall mean a Lender with a Revolving Commitment or any outstanding Revolving Loan.
“Revolving Loan” shall mean any Loan made by a Revolving Lender pursuant to Section 2.01(b).
“S&P” shall mean Standard & Poor’s Ratings Group, Inc. or any successor.
“Sale and Lease-Back Transaction” shall have the meaning assigned to such term in Section 6.03.
“Sanctioned Country” shall mean, at any time, a country or territory which is the subject or target of any Sanctions.
“Sanctioned Person” shall mean, at any time, (a) any Person listed in any Sanctions-related list of designated Persons maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, the or by the United Nations Security Council, the European Union or any European Union member state, (b) any Person operating, organized or resident in a Sanctioned Country or (c) any Person controlled by any such Person.
“Sanctions” shall mean economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (a) the U.S. government, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State, or (b) the United Nations Security Council, the European Union or Her Majesty’s Treasury of the United Kingdom.
“SEC” shall mean the U.S. Securities and Exchange Commission, or any Governmental Authority succeeding to any of its principal functions.
“Secured Parties” shall mean the Agents, the Lenders (including the Swingline Lender), the Lender Counterparties, the Cash Management Banks, the Senior Co-Manager, the Joint Book Running Managers, the Issuing Banks and the beneficiaries of each indemnification obligation undertaken by any Loan Party under any Loan Document and shall include, all former Agents, Lenders and Lender Counterparties to the extent that any Obligations owing to such persons were incurred while such persons were Agents, Lenders or Lender Counterparties and such Obligations have not been paid or satisfied in full, and, in each case, the permitted successors or assigns of such person in such capacity.
“Securities Act” shall mean the U.S. Securities Act of 1933, as amended from time to time.
“Security Documents” shall mean, collectively, the Guaranty, the U.S. Pledge and Security Agreement, the Foreign Security Documents and each of the other security agreements, pledges, consents and other instruments and documents executed and delivered pursuant to any of the foregoing or pursuant to Section 5.10 or Section 5.17.
“Senior Co-Manager” shall mean Credit Agricole Corporate and Investment Bank.
“Senior Secured Net Leverage Ratio” shall mean, on any date, the ratio of (a) Total Funded Net Debt less unsecured Indebtedness of the Consolidated Group on such date, to (b) Consolidated EBITDA for the period of four consecutive fiscal quarters most recently ended on or prior to such date for which financial statements have been delivered, taken as one accounting period. The Senior Secured Net Leverage Ratio shall be computed on a Pro Forma Basis.
“Sold Entity or Business” shall have the meaning specified in the definition of “Consolidated EBITDA.”
“SPC” shall have the meaning assigned to such term in Section 9.04(i).
“Specified Equity Contribution” shall have the meaning assigned to such term in Section 7.03(a).
“Specified Hedging Agreement” shall mean any Hedging Agreement (a) entered into by the Borrower and any person that is a Lender, an Agent, a Joint Book Running Manager, the Senior Co-Manager or any Affiliate of any of the foregoing at the time such Hedging Agreement was entered into (each of the foregoing parties, a “Lender Counterparty”), and (b) which has been designated by the Borrower and such Lender Counterparty as a “Specified Hedging Agreement” in writing to the Administrative Agent (it being understood that following such designation of any Hedging Agreement, no further designations or other notices shall be required hereunder in respect of each transaction entered into pursuant to such Hedging Agreement); provided that no person shall constitute a “Lender Counterparty” (and the relevant Hedging Agreement shall not constitute a “Specified Hedging Agreement”) if at the time the relevant Hedging Agreement was entered into such person was a Defaulting Lender or an Affiliate of a Defaulting Lender.
“Specified Representations” shall mean the representations and warranties with respect to the Borrower and the other Loan Parties set forth in Section 3.01 (but solely with respect to organizational status and organizational power and authority), Section 3.02 (but solely with respect to clause (a) and clause (b)(i)(A) thereof with respect to Constituent Documents), Section 3.03 (but solely with respect to the Loan Documents), Section 3.11 (but solely with respect to the first sentence of clause (b) thereof), Section 3.12, Section 3.19 (subject to the limitations or exceptions set forth in any commitment letter entered into in connection with the applicable Incremental Facility),

Section 3.24 (with respect to the Borrower and its subsidiaries on a consolidated basis on the applicable Incremental Facility Closing Date), and Section 3.26.
“Stated Amount” of any Letter of Credit shall mean, as of any date of determination, the maximum amount then available to be drawn thereunder, determined without regard to whether any conditions to drawing could then be met.
“Statutory Reserves” shall mean a fraction (expressed as a decimal), the numerator of which is the number one and the denominator of which is the number one minus the aggregate of the maximum reserve percentages (including any marginal, special, emergency or supplemental reserves) expressed as a decimal established by the Board and any other banking authority, domestic or foreign, to which the Administrative Agent or any Lender (including any branch, Affiliate or other fronting office making or holding a Loan) is subject for eurocurrency funding (currently referred to as “Eurocurrency Liabilities” in Regulation D of the Board). Alternative Rate Loans shall be deemed to constitute eurocurrency funding and to be subject to such reserve requirements without benefit of or credit for proration, exemptions or offsets that may be available from time to time to any Lender under such Regulation D or any comparable regulation. Statutory Reserves shall be adjusted automatically on and as of the effective date of any change in any reserve percentage.
“subsidiary” shall mean, with respect to any person (herein referred to as the “parent”), any corporation, partnership, limited liability company, association or other entity of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power or more than 50% of the general partnership interests are, at the time any determination is being made, owned, controlled or held by such parent.
“Subsidiary” shall mean any direct or indirect subsidiary of Holdings, including the Borrower. Notwithstanding the foregoing, except for purposes of the definition of “Unrestricted Subsidiary” and the financial statements required to be delivered pursuant to Section 5.04, an Unrestricted Subsidiary shall be deemed not to be a Subsidiary of Holdings or any other Subsidiaries for purposes of this Agreement or the other Loan Documents.
“Subsidiary Redesignation” shall have the meaning assigned to such term in the definition of “Unrestricted Subsidiary”.
“Substitute Rate” shall have the meaning assigned to such term in Section 2.08.
“Swap Obligations” shall mean, with respect to any Guarantor any obligation to pay or perform under any agreement, contract or transaction that constitutes a “swap” within the meaning of Section 1a(47) of the Commodity Exchange Act.
“Swingline Borrowing” shall mean a Borrowing consisting of Swingline Loans.
“Swingline Commitment” shall mean the commitment of the Swingline Lender to make Swingline Loans pursuant to Section 2.22, as such commitment may be reduced from time to time pursuant to Section 2.09 or Section 2.22. The amount of the Swingline Commitment on the Closing Date is U.S.$10,000,000.
“Swingline Exposure” shall mean, at any time, the aggregate principal amount of all Swingline Loans outstanding at such time. The Swingline Exposure of any Revolving Lender at any time shall equal its Revolving Commitment Percentage of the aggregate Swingline Exposures at such time.
“Swingline Lender” shall have the meaning assigned to such term in the preamble.
“Swingline Loan” shall have the meaning assigned to such term in Section 2.22(a).
“TARGET Day” shall mean any day on which the Trans-European Automated Real-time Gross Settlement Express Transfer payment system is open for settlement of payments in Euros.
“Tax Code” shall mean the U.S. Internal Revenue Code of 1986, as amended from time to time.
“Taxes” shall mean any and all present or future taxes, levies, imposts, duties, deductions, charges, liabilities or withholdings (including backup withholding) imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.
“Term Borrowing” shall mean a Borrowing comprised of Term Loans.
“Term Facility” shall mean the facility and commitments utilized in making Term Loans hereunder. Following the establishment of any Incremental Term Loans or Other Term Loans, such Incremental Term Loans or Other Term Loans shall, unless otherwise specified in the documentation governing such Incremental Term Loans or Other Term Loans, be considered a separate Term Facility hereunder.
“Term Facility Maturity Date” shall mean the seventh anniversary of the Closing Date.
“Term Lender” shall mean a Lender with a Term Loan Commitment or an outstanding Term Loan.
“Term Loan” shall mean any Loan made by a Lender pursuant to Section 2.01(a), any Incremental Term Loan and any Other Loan which is a term Loan, collectively (or if the context so requires, any of them individually).
“Term Loan Commitment” shall mean a Dollar Term Commitment or a Euro Term Commitment, as the context may require. The aggregate amount of Term Loan Commitments on the Closing Date is the sum of (a) U.S.$345,000,000 plus (b) €150,000,000.
“Termination Date” shall mean the date on which (a) all Commitments shall have been terminated, (b) the principal of and interest on each Loan, all Fees and all expenses or other Obligations payable or reimbursable under this Agreement or any other Loan Document (other than in respect of Specified Hedging Agreements, Cash Management Obligations or contingent indemnification and reimbursement obligations that are not yet due and payable and for which no claim has been asserted), in each case shall have been paid in full and (c) no Letter of Credit shall be outstanding (or shall have been Cash Collateralized in the amount required by and otherwise in accordance with Section 2.23(l) or fully backstopped pursuant to arrangements reasonably satisfactory to the Administrative Agent and the applicable Issuing Bank) and all amounts drawn under any Letters of Credit shall have been reimbursed in full in accordance herewith.
“Total Funded Net Debt” shall mean, at any time, the principal amount of all funded Indebtedness for borrowed money, purchase money Indebtedness and the principal portion of Capital Lease Obligations of the Consolidated Group, less the aggregate amount of Unrestricted Cash and Cash Equivalents of the Consolidated Group (limited, solely for purposes of calculating the Senior Secured Net Leverage Ratio for purposes of Section 6.11, to $75,000,000); provided that Total Funded Net Debt shall exclude (x) Letters of Credit (or other letters of credit and bankers’ acceptances), except to the extent of unreimbursed amounts thereunder and (y) obligations under Hedging Agreements entered into in the ordinary course of business and not for speculative purposes; provided, further that notwithstanding anything to the contrary in this Agreement, for purposes of calculating the aggregate Dollar amount of Total Funded Net Debt solely for purposes of determining compliance with Section 6.11, the Dollar equivalent of any relevant non-Dollar amount shall be calculated using an exchange rate equal to the average daily Exchange Rate between such relevant currencies over the period in respect of which such compliance is to be determined.
“Total Net Leverage Ratio” shall mean, on any date, the ratio of (a) Total Funded Net Debt on such date to (b) Consolidated EBITDA for the period of four consecutive fiscal quarters most recently ended on or prior to such date for which financial statements have been delivered, taken as one accounting period. The Total Net Leverage Ratio shall be computed on a Pro Forma Basis.
“Total Revolving Commitment” shall mean, at any time, the aggregate amount of the Revolving Commitments available to the Borrower of all the Lenders as in effect at such time. The initial Total Revolving Commitment available to the Borrower is U.S.$105,000,000.
“Transactions” shall mean, collectively, (a) the execution, delivery and performance by the Loan Parties of the Loan Documents to which they are a party, (b) the Borrowings hereunder, the issuance of Letters of Credit and the use of proceeds of each of the foregoing in accordance with this Agreement and (c) the granting of Liens and the provision of Guaranties pursuant to the Security Documents.
“Type”, when used in respect of any Loan or Borrowing, shall refer to the Rate by reference to which interest on such Loan or on the Loans comprising such Borrowing is determined. For purposes of this definition, the term “Rate” shall mean the Base Rate and each Alternative Rate.
“UCC” shall mean the Uniform Commercial Code as in effect from time to time in any relevant jurisdiction.
“Unpaid Drawing” shall have the meaning assigned to such term in Section 2.02(f).

“Unrestricted Cash and Cash Equivalents” shall mean, as of any date, Cash and Permitted Investments held by Holdings or any of the Subsidiaries that as of such date is (a) free and clear of all Liens, other than nonconsensual Liens permitted by Section 6.02, Liens permitted by Section 6.02(b), Section 6.02(l) or Section 6.02(t) or other Liens permitted by Section 6.02 on cash or Permitted Investments credited to a debt service reserve account to secure corresponding debt service obligations of Holdings or any Subsidiary and (b) in the case of Permitted Investments, if held by any Subsidiarity, not restricted by any contract or Requirement of Law from being distributed to the Borrower.
“Unrestricted Subsidiary” shall mean any Subsidiary of Holdings (other than the Borrower) designated by the Borrower as an Unrestricted Subsidiary hereunder by written notice to the Administrative Agent; provided that the Borrower shall only be permitted to so designate an Unrestricted Subsidiary after the Closing Date if (i) no Event of Default has occurred and is continuing or would result therefrom, (ii) such Unrestricted Subsidiary is capitalized (to the extent capitalized by Holdings or any of the Subsidiaries) through Investments as permitted by, and in compliance with, Section 6.04, and concurrent Investments in such Unrestricted Subsidiary by Holdings or any of its Subsidiaries shall be deemed to be Investments subject to the requirements of Section 6.04, (iii) without duplication of clause (ii), the aggregate Fair Market Value of the assets owned by such Unrestricted Subsidiary at the time of the initial designation thereof are treated as Investments subject to the requirements of Section 6.04, (iv) such Subsidiary has been designated an “unrestricted subsidiary” (or otherwise not be subject to the covenants and defaults) under all other Indebtedness of Holdings and its Subsidiaries permitted to be incurred hereunder and all Permitted Refinancing Indebtedness in respect of any of the foregoing, and (v) both before and immediately after giving effect to such designation, Holdings shall be in compliance, on a Pro Forma Basis, with the Financial Maintenance Covenants. The Borrower may designate any Unrestricted Subsidiary to be a Subsidiary for purposes of this Agreement (each, a “Subsidiary Redesignation”); provided that (a) such Unrestricted Subsidiary, both before and after giving effect to such designation, shall, directly or indirectly, be a wholly owned Subsidiary, (b) no Default or Event of Default shall have occurred and be continuing or would result therefrom, and (c) the Borrower shall have delivered to the Administrative Agent an officer’s certificate executed by a Responsible Officer, certifying to the best of such officer’s knowledge, compliance with the requirements of preceding clauses (a) and (b). As of the Closing Date, the Unrestricted Subsidiaries consist of the Original Unrestricted Subsidiaries.
“Unsecured Incremental Other Term Loans” shall have the meaning assigned to such term in Section 2.24(e).
“UK Pensions Act” shall mean the United Kingdom Pensions Act of 2004, as amended from time to time.
“UK Pensions Regulator” shall mean the body corporate referred to as the “Pensions Regulator” and established under Part I of the UK Pensions Act.
“UK Subsidiary” shall mean any Subsidiary incorporated in the United Kingdom or under the laws of England and Wales.

“U.S.” or “United States” shall mean the United States of America.
“U.S. Pledge and Security Agreement” shall mean the Collateral Agreement, dated as of the Closing Date, made by the Loan Parties from time to time party thereto in favor of the Administrative Agent and the Collateral Agent for the benefit of the Secured Parties thereunder, in form and substance reasonably satisfactory to the Administrative Agent, as the same may be supplemented or otherwise modified from time to time.
“Weighted Average Life to Maturity” shall mean, when applied to any Indebtedness at any date, the number of years obtained by dividing (a) the sum of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal (excluding nominal amortization), including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest 1/12) that will elapse between such date and the making of such payment by (b) the then outstanding principal amount of such Indebtedness.
“wholly owned subsidiary” of any person shall mean a subsidiary of such person of which securities (except for directors’ qualifying shares) or other ownership interests representing 100% of the Equity Interests are, at the time any determination is being made, owned, Controlled or held by such person or one or more wholly owned subsidiaries of such person or by such person and one or more wholly owned subsidiaries of such person. A “wholly owned Subsidiary” shall mean any wholly owned subsidiary of Holdings.
“Withdrawal Liability” shall mean liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Part I of Subtitle E of Title IV of ERISA.
Section 1.02.    Terms Generally. The definitions in Section 1.01 shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including”, and words of similar import, shall not be limiting and shall be deemed to be followed by the phrase “without limitation.” The word “will” shall be construed to have the same meaning and effect as the word “shall.” The words “asset” and “property” shall be construed as having the same meaning and effect and to refer to any and all rights and interests in tangible and intangible assets and properties of any kind whatsoever, whether real, personal or mixed, including cash, securities, Equity Interests, accounts and contract rights. The words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision of this Agreement unless the context shall otherwise require. All references herein to Articles, Sections, Exhibits and Schedules shall be deemed references to Articles and Sections of, and Exhibits and Schedules to, this Agreement unless the context shall otherwise require. Except as otherwise expressly provided herein, (a) any definition of, or reference to, any Loan Document or any other agreement, instrument or document in this Agreement or any other Loan Document shall mean such Loan Document or other agreement, instrument or document as amended, restated, supplemented or otherwise modified from time to time (subject to any restrictions on such amendments, restatements, supplements or modifications set forth herein) and (b) all terms of an accounting or financial nature shall be construed in accordance with GAAP, as in effect from time to time, provided, however, that if Holdings or the Borrower notifies the Administrative Agent that it wishes to amend any of the Financial Maintenance Covenants or any related definition to eliminate the effect of any change in GAAP occurring after the Closing Date on the operation of such covenant, whether such notice is given before or after the effective date of such change in GAAP (or if the Administrative Agent notifies the Borrower that the Required Lenders wish to amend such Sections or any related definition for such purpose), then Holdings’ and the Borrower’s compliance with such covenant shall be determined on the basis of GAAP in effect immediately before the relevant change in GAAP became effective, until either such notice is withdrawn or such covenant is amended in a manner satisfactory to Holdings, the Borrower and the Required Lenders. If any payment, notice or other deliverable is required to be delivered on a day other than a Business Day, then such payment, notice or other deliverable shall be deemed due on the next succeeding Business Day. Notwithstanding any other provision contained herein, all terms of an accounting or financial nature used herein shall be construed, and all computations of amounts and ratios referred to herein shall be made without giving effect to (i) any election under Financial Accounting Standards Accounting Standards Codification No. 825—Financial Instruments, or any successor thereto (including pursuant to the Accounting Standards Codification) to value any Indebtedness or other liabilities of Holdings or any Subsidiary at “fair value”, as defined therein, or (ii) Accounting Standards Codification Topic 810-10-45; provided, however that clauses (i) and (ii) shall not apply with respect to Charleston Place.
Section 1.03.    Classification of Loans and Borrowings. For purposes of this Agreement, Loans may be classified and referred to by Class (e.g., a “Revolving Loan”), by Type (e.g., an “Alternative Rate Loan”) or by any combination thereof. Borrowings also may be classified and referred to by Class (e.g., a “Revolving Borrowing”), by Type (e.g., an “Alternative Rate Borrowing”) or by any combination thereof.
Section 1.04.    Exchange Rates. (a) Not later than 1:00 p.m. (New York time) on each Calculation Date, the Administrative Agent shall (i) determine the Exchange Rate as of such Calculation Date with respect to Euros to be used for calculating the Dollar Equivalent, and (ii) give notice thereof to the Lenders and the Borrower as promptly as reasonably practicable. The Exchange Rates so determined shall become effective on the relevant Calculation Date, shall remain effective until the immediately succeeding Calculation Date (each, a “Recalculation Date”), and shall for all purposes of this Agreement (other than any provision expressly requiring the use of a current Exchange Rate) be the Exchange Rate employed in converting any amounts between Dollars and Euros.
(b)    Not later than 5:00 p.m. (New York time) on each Recalculation Date and each date on which Revolving Loans are made in Euros, the Administrative Agent shall (i) determine the aggregate amount of the Dollar Equivalents of (A) the principal amount of the Revolving Loans made in Euros then outstanding (after giving effect to any Revolving Loans made or repaid in Euros on such date) and (B) the face value of outstanding Letters of Credit the Stated Amount of which are denominated in Euros, and (ii) notify the Lenders and the Borrower of the results of such determination.

(c)    Except as otherwise specifically provided, for purposes of measuring amounts used within any of the prepayment provisions set forth in Article II, the covenants set forth in Articles V and VI and the Events of Default set forth in Article VII (or any component of any such provision) with respect to any amount in Euros, such amount shall be deemed to equal the Dollar Equivalent thereof at the Exchange Rate at the time of the relevant triggering event. Amounts in currencies other than Euros shall be deemed to equal the Dollar Equivalent thereof at the Exchange Rate at the time of the relevant triggering event. Any threshold amount shall not be deemed to be exceeded or met, as the case may be, solely as a result of fluctuations in the exchange rate of currencies. When calculating such amounts, the exchange rate of currencies shall be measured as of the date of calculation.
Section 1.05.    Italian Terms. In this Agreement, where it relates to an Italian Subsidiary, even where not expressly specified, a reference to (a) an insolvency or bankruptcy, a winding-up, administration or dissolution includes any liquidazione, procedura concorsuale (fallimento, concordato preventivo, liquidazione coatta amministrativa, amministrazione straordinaria o ristrutturazione industriale delle grandi imprese in stato d'insolvenza), cessione dei beni ai creditori, or any other similar proceedings, (b) a receiver includes a curatore, commissario giudiziale, commissario straordinario, commissario liquidatore, or any other person performing the same function of each of the foregoing, (c) a lease includes a contratto di locazione, (d) an obligation being due includes any credito liquido ed esigibile and credito scaduto and (e) a security interest or Lien includes any pegno, ipoteca, privilegio speciale (including the privilegio speciale created pursuant to Article 46 of the Italian Legislative Decree No. 385 of 1 September 1993, as amended from time to time), cessione del credito in garanzia, diritto reale di garanzia and any other garanzia reale or other transactions having the same effect as each of the foregoing.
Section 1.06.    Luxembourg Terms. In this Agreement, where it relates to a Luxembourg Subsidiary, even where not expressly specified, a reference to (a) a winding-up, administration or dissolution includes, without limitation, bankruptcy (faillite), insolvency, liquidation, composition with creditors (concordat préventif de la faillite), moratorium or suspension of payments (sursis de paiement), controlled management (gestion contrôlée), general settlement with creditors, reorganization or similar laws affecting the rights of creditors generally, (b) a receiver, administrative receiver, administrator, trustee, custodian, sequestrator, conservator or similar officer includes, without limitation, a juge délégué, commissaire, juge-commissaire, mandataire ad hoc, administrateur provisoire, liquidateur or curateur and (c) a lien or security interest includes any hypothèque, nantissement, gage, privilège, sûreté réelle, droit de rétention, and any type of security in rem (sûreté réelle) or agreement or arrangement having a similar effect and any transfer of title by way of security.
ARTICLE II
THE CREDITS
Section 2.01.    Commitments. Subject to the terms and conditions hereof and relying upon the representations and warranties set forth herein:

(a)    Each (i) Dollar Term Lender agrees, severally and not jointly, to make available in Dollars to the Borrower on the Closing Date the Dollar Term Loans for which such Dollar Term Lender has a Dollar Term Loan Commitment, and (ii) Euro Term Lender agrees, severally and not jointly, to make available in Euros to the Borrower on the Closing Date the Euro Term Loans for which such Euro Term Lender has a Euro Term Loan Commitment. Amounts paid or prepaid in respect of Term Loans may not be reborrowed.
(b)    Each Revolving Lender agrees, severally and not jointly, to make available in the applicable Currency to the Borrower at any time and from time to time during the Revolving Commitment Period the Revolving Loans for which such Revolving Lender has a Revolving Commitment; provided, however, that (i) the aggregate amount in Dollars or Dollar Equivalent of the aggregate amount in Euros, as the case may be, of the aggregate principal amount of Revolving Loans, together with such Revolving Lender’s pro rata share of the aggregate Stated Amount of L/C Outstandings, under the Revolving Loan Facilities made by any Revolving Lender shall not exceed such Revolving Lender’s Revolving Commitment and any such Revolving Loans and Letters of Credit shall be available, at the election of the Borrower, in Dollars and Euros, (ii) no Revolving Lender shall be obligated or permitted to make Revolving Loans denominated in Euros to the extent that, immediately following the making of such Revolving Loans, the aggregate principal amount of Revolving Loans denominated in Euros would exceed the Revolving Facility Euro Sublimit, and (iii) the aggregate principal amount of Revolving Loans made on the Closing Date shall not exceed U.S.$5,000,000. Within the foregoing limits and subject to the terms and conditions set forth herein, the Borrower may borrow, prepay and reborrow Revolving Loans made available hereunder.
Section 2.02.    Loans. (a) Each Loan (other than Swingline Loans) shall be made as part of a Borrowing consisting of Loans of the same Class, Facility, Currency and Type made by the Lenders ratably in accordance with their respective Commitments of the applicable Class and Facility; provided, however, that the failure of any Lender to make any Loan required to be made by it shall not in itself relieve any other Lender of its obligation to lend hereunder (it being understood, however, that no Lender shall be responsible for the failure of any other Lender to make any Loan required to be made by such other Lender). Except for Swingline Loans and Loans deemed made pursuant to Section 2.02(f), the Loans comprising any Borrowing shall be in an aggregate principal amount that is (i)(A) in the case of a Loan denominated in Dollars, an integral multiple of U.S.$500,000 and not less than U.S.$5,000,000 and (B) in the case of a Loan denominated in Euros, an integral multiple of €500,000 and not less than €5,000,000, or (ii) in each case, equal to the remaining available balance of the applicable Commitments.
(b)    Subject to Sections 2.08 and 2.15, each Borrowing shall be comprised entirely of Alternative Rate Loans or as otherwise provided pursuant to Section 2.03 or Section 2.10; provided that a Funding Indemnity shall have been given by the Borrower with respect to all Alternative Rate Borrowings to be made on the Closing Date. Borrowings of more than one Type may be outstanding at the same time; provided, however, that the Borrower shall not be entitled to request any Borrowing that, if made, would result in more than ten Alternative Rate Borrowings outstanding hereunder at any time. For purposes of the foregoing, Borrowings having different Interest Periods, regardless of whether they commence or end on the same date, shall be considered separate Borrowings.

(c)    Each Lender shall make each Term Loan to be made by it hereunder in the applicable Currency on the Closing Date by wire transfer of immediately available funds to such account in New York City (or such other location from time to time specified by the Administrative Agent) as the Administrative Agent may designate not later than 12:00 noon (New York time) and the Administrative Agent shall promptly credit the amounts so received to an account in the name of the Borrower maintained with the Administrative Agent and designated by the Borrower in the relevant Borrowing Request or, if a Borrowing shall not occur on such date because any applicable condition precedent herein specified shall not have been met, return the amounts so received to the respective Lenders. Except with respect to Swingline Loans and Loans made pursuant to Section 2.02(f), each Revolving Lender shall make each Revolving Loan to be made by it to the Borrower hereunder in the requested Currency on the proposed date thereof by wire transfer of immediately available funds to such bank in New York, for credit to such account at such bank, as the Borrower may designate in the applicable Borrowing Request not later than 12:00 noon (New York time).
(d)    Unless the Administrative Agent shall have received notice from a Lender prior to the date of any Term Borrowing that such Lender will not make available to the Administrative Agent such Lender’s portion of such Term Borrowing, the Administrative Agent may assume that such Lender has made such portion available to the Administrative Agent on the date of such Term Borrowing in accordance with paragraph (c) of this Section and the Administrative Agent may, in reliance upon such assumption, make available to the Borrower on such date a corresponding amount. If the Administrative Agent shall have so made funds available then, to the extent that such Lender shall not have made such portion available to the Administrative Agent, such Lender and the Borrower severally agree to repay to the Administrative Agent forthwith on demand such corresponding amount together with interest thereon, for each day from the date such amount is made available to the Borrower to but excluding the date such amount is repaid to the Administrative Agent at (i) in the case of the Borrower, the interest rate applicable at the time to the Loans comprising such Term Borrowing, or (ii) in the case of such Lender, a rate determined by the Administrative Agent to represent its cost of overnight or short-term funds (which determination shall be conclusive absent manifest error). If such Lender shall repay to the Administrative Agent such corresponding amount, such amount shall constitute such Lender’s Loan as part of such Term Borrowing as of the date of such Term Borrowing for purposes of this Agreement.
(e)    Notwithstanding any other provision of this Agreement, the Borrower shall not be entitled to request any Revolving Borrowing if the Interest Period requested with respect thereto would end after the Revolving Facility Maturity Date.
(f)    If the applicable Issuing Bank shall not have received from the Borrower the payment required to be made by Section 2.23(g) with respect to a Letter of Credit within the time specified in such Section (each such amount until repaid, an “Unpaid Drawing”), such Issuing Bank will promptly notify the Administrative Agent of the L/C Disbursement and the Administrative Agent will promptly notify each applicable Revolving Lender of such L/C Disbursement and its Revolving Commitment Percentage thereof. Each applicable Revolving Lender shall pay by wire transfer of immediately available funds to the Administrative Agent not later than 2:00 p.m. (New

York time) on such date (or, if such Revolving Lender shall have received such notice later than 12:00 noon (New York time) on any day, not later than 10:00 a.m. (New York time) on the immediately following Business Day), and the Administrative Agent will promptly pay to such Issuing Bank amounts so received by it from the applicable Revolving Lenders. The Administrative Agent will promptly pay to the applicable Issuing Bank any amounts received by it from the Borrower pursuant to Section 2.23(g) prior to the time that any Revolving Lender makes any payment pursuant to this paragraph; any such amounts received by the Administrative Agent thereafter will be promptly remitted by the Administrative Agent to the applicable Revolving Lenders that shall have made such payments and to the applicable Issuing Bank, as their interests may appear. If any Revolving Lender shall not have made funds in an amount equal to its applicable Revolving Commitment Percentage of such L/C Disbursement available to the Administrative Agent as provided above, such Lender and the Borrower severally agree to pay interest on such amount, for each day from and including the date such amount is required to be paid in accordance with this paragraph to but excluding the date such amount is paid, to the Administrative Agent for the account of the applicable Issuing Bank at (i) in the case of the Borrower, a rate per annum equal to the interest rate applicable to ABR Revolving Loans or Alternative Rate Revolving Loans (with an Interest Period of one month), as the case may be, and (ii) in the case of such Lender, (x) for ABR Revolving Loans, the Base Rate, and (y) for Alternative Rate Revolving Loans (with an Interest Period of one month), the Adjusted Interbank Offered Rate.
(g)    Each Lender may, at its option, make any Loan available to the Borrower by causing any foreign or domestic branch or Affiliate of such Lender to make such Loan; provided, however, that (i) any exercise of such option shall not affect the obligations of the Borrower in accordance with the terms of this Agreement or result in an increase in amounts payable by the Borrower pursuant to Section 2.20 or any other provision hereof, and (ii) nothing in this Section 2.02(g) shall be deemed to obligate any Lender to obtain the funds for any Loan in any particular place or manner or to constitute a representation or warranty by any Lender that it has obtained or will obtain the funds for any Loan in any particular place or manner.
Section 2.03.    Borrowing Procedure. In order to request a Borrowing (other than a Swingline Loan or a deemed Borrowing pursuant to Section 2.02(f), as to which this Section 2.03 shall not apply), the Borrower shall hand deliver or fax to the Administrative Agent a duly completed Borrowing Request (a) in the case of an Alternative Rate Borrowing, not later than 12:00 noon (New York time) three Business Days before a proposed Borrowing (which Borrowing Request, in the case of any proposed Alternative Rate Borrowings to be made on the Closing Date, (x) may be delivered not later than 12:00 noon (New York time) two Business Days before the Closing Date and (y) shall be accompanied by a Funding Indemnity), and (b) in the case of an ABR Borrowing, not later than 12:00 noon (New York time) one Business Day before a proposed Borrowing. Each Borrowing Request shall be irrevocable, shall be signed by or on behalf of the Borrower and shall specify the following information: (i) whether the Borrowing then being requested is to be a Term Borrowing or a Revolving Borrowing, provided that such Class is then available hereunder; (ii) the aggregate principal amount of such Borrowing, provided that in no event shall the aggregate principal amount of such Borrowing exceed (x) the respective Commitment amounts set forth on Schedule 2.01 or, (y) in the case of any Revolving Borrowing on the Closing Date, the maximum amount therefor set forth in clause (iii) of the proviso to Section 2.01(b); (iii) the Currency in which such Borrowing is to be made, which shall be Dollars or Euro; provided that in no event shall the Borrower request that a Revolving Borrowing be denominated in Euros if, immediately following the making of such Borrowing, the aggregate principal amount of Revolving Loans denominated in Euros would exceed the Revolving Facility Euro Sublimit; (iv) whether such Borrowing is to be an Alternative Rate Borrowing or, if applicable, an ABR Borrowing (it being understood that no Borrowing denominated in Euros will be an ABR Borrowing), and, for each Alternative Rate Borrowing, the initial Interest Period with respect to such Borrowing; (v) the date of such Borrowing (which shall be a Business Day); and (vi) the number and location of the account to which funds are to be disbursed (which shall be an account that complies with the requirements of Section 2.02(c)); provided, however, that, notwithstanding any contrary specification in any Borrowing Request, each requested Borrowing shall comply with the requirements set forth in Section 2.02. If no election as to the Type of Borrowing is specified in any such notice and such Borrowing is a Revolving Loan (x) for a Borrowing in Dollars, then the requested Borrowing shall be an ABR Borrowing and (y) for a Borrowing in Euros, then the requested Borrowing shall be an Alternative Rate Borrowing (with an Interest Period of one month). If no Interest Period with respect to any Alternative Rate Borrowing is specified in any such notice, then the Borrower shall be deemed to have selected an Interest Period of one month’s duration. The Administrative Agent shall promptly advise the applicable Lenders of any notice given in accordance with this Section 2.03 (and the contents thereof), and of each Lender’s portion of the requested Borrowing.
Section 2.04.    Evidence of Debt. (a) Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the indebtedness of the Borrower to such Lender resulting from each Loan made by such Lender to the Borrower from time to time, including the amounts of principal and interest payable and paid to such Lender from time to time under this Agreement.
(b)    The Administrative Agent shall maintain accounts in which it will record (i) the amount of each Loan made hereunder, the Borrower, the Class, Currency and Type thereof and, with respect to any Alternative Rate Loan, the Interest Period applicable thereto, (ii) the amount of any principal or interest due and payable or to become due and payable thereon from the Borrower to each Lender hereunder and (iii) the amount of any sum received by the Administrative Agent in prepayment or repayment thereof and each Lender’s share of such prepayment or repayment.
(c)    The entries made in the accounts maintained pursuant to paragraphs (a) and (b) of this Section shall be prima facie evidence of the existence and amounts of the obligations therein recorded; provided, however, that the failure of any Lender or the Administrative Agent to maintain such accounts or any error therein shall not in any manner affect the obligations of the Borrower to repay the Loans made to it in accordance with the terms of this Agreement.
(d)    Any Lender may request that Loans made by it hereunder to the Borrower be evidenced by a customary promissory note, and in such event, the Borrower shall promptly execute and deliver to such Lender a promissory note payable to such Lender and its registered assigns in such form as shall be reasonably specified by the Administrative Agent. Notwithstanding any other provision of this Agreement, in the event any Lender shall request and receive such a promissory note, the interests represented by such note shall at all times (including after any assignment of all or part of such interests pursuant to Section 9.04) be represented by one or more promissory notes payable to the payee named therein or its registered assigns.
Section 2.05.    Fees. (a) The Borrower agrees to pay to each Revolving Lender (in each case pro rata according to the respective Revolving Commitments of all such Lenders) in Dollars, through the Administrative Agent pursuant to Section 2.19, on the last Business Day of March, June, September and December in each year and on each date on which any such Revolving Commitment of such Lender shall expire or be terminated as provided herein, a commitment fee (the “Commitment Fee”) equal to the Applicable Rate on the average daily unused amount of such Revolving Commitment of such Lender during the preceding quarter (or shorter period commencing with the date hereof or ending with the Revolving Facility Maturity Date or the date on which such Revolving Commitment of such Lender shall expire or be terminated). All Commitment Fees shall be computed on the basis of the actual number of days elapsed in a year of 360 days. For purposes of calculating Commitment Fees only, no portion of the Revolving Commitments shall be deemed utilized as a result of outstanding Swingline Loans. The Commitment Fee due to each Revolving Lender in respect of its Revolving Commitment shall commence to accrue on the date hereof and shall cease to accrue on the date on which such Revolving Commitment of such Lender shall expire or be terminated as provided herein.
(b)    The Borrower agrees to pay to the Administrative Agent in Dollars, for its own account, the fees in the amounts and at the times from time to time agreed to in writing by the Borrower and the Administrative Agent (the “Administrative Agent Fees”), including the fees set forth in any separate letter agreement executed and delivered by the Borrower and to which the Administrative Agent is a party (as the same may be amended from time to time, the “Fee Letter”) in accordance with the terms thereof, as and when the same are due and payable pursuant to the terms of such Fee Letter.
(c)    The Borrower agrees to pay (i) to each Revolving Lender, on the last Business Day of March, June, September and December of each year and on the date on which such Revolving Commitment of such Lender shall be terminated as provided herein (each, an “L/C Fee Payment Date”) a fee in Dollars, (an “L/C Participation Fee”), calculated on such Lender’s Revolving Commitment Percentage of the daily aggregate L/C Exposure in respect of Letters of Credit (excluding the portion thereof attributable to unreimbursed L/C Disbursements which are earning interim interest pursuant to Section 2.23(j)) during the preceding quarter (or shorter period commencing with the date hereof or ending with the Revolving Facility Maturity Date or the date on which all Letters of Credit have been cancelled or have expired and the Revolving Commitments of all Revolving Lenders shall have been terminated) at a rate per annum equal to the Applicable Rate used to determine the interest rate on Revolving Borrowings comprised of Alternative Rate Loans pursuant to Section 2.06, and (ii) to the applicable Issuing Bank in Dollars a fronting fee (or, in the case of a Bank Guarantee, such other fee as agreed to between the Borrower and the applicable Issuing Bank), which shall accrue at the rate of 0.25% per annum on the drawable amount of such Letter of Credit, payable quarterly in arrears on each L/C Fee Payment Date after the issuance date of such Letter of Credit, as well as such Issuing Bank’s standard fees with respect to the issuance, amendment, renewal, extension or administration of any Letter of Credit issued for the account of (or at the request of) the Borrower or processing of drawings thereunder (the fees in this clause (ii), collectively, the “Issuing Bank Fees”). All L/C Participation Fees and Issuing Bank Fees shall be computed on the basis of the actual number of days elapsed in a year of 360 days.
(d)    [Reserved].
(e)    All Fees shall be paid on the dates due, in immediately available funds and in the Currencies as specified, to the Administrative Agent for distribution, if and as appropriate, among the Lenders, except that the Issuing Bank Fees shall be paid directly to each applicable Issuing Bank. Once paid, none of the Fees shall be refundable under any circumstances except, subject to the next succeeding sentence, in the event of a miscalculation of the fees owed by the Borrower hereunder. Each calculation by the Administrative Agent under this Section 2.05 shall be conclusive absent manifest error.
(f)    Anything herein to the contrary notwithstanding, during such period as a Lender is a Defaulting Lender, such Defaulting Lender will not be entitled to any fees accruing during such period pursuant to Section 2.05(a) or Section 2.05(c) (without prejudice to the rights of the Non-Defaulting Lenders in respect of such fees), provided that (a) to the extent that all or a portion of the L/C Exposure of such Defaulting Lender is reallocated to the Non-Defaulting Lenders pursuant to Section 2.26(b), such fees owing pursuant to Section 2.05(c) that would have accrued for the benefit of such Defaulting Lender will instead accrue for the benefit of and be payable to such Non-Defaulting Lenders, pro rata in accordance with their respective Commitments, and (b) to the extent that all or any portion of such L/C Exposure cannot be so reallocated, such fees will instead accrue for the benefit of and be payable to each applicable Issuing Bank (and the pro rata payment provisions of Section 7.02 will automatically be deemed adjusted to reflect the provisions of this Section).
Section 2.06.    Interest on Loans. (a) Subject to the provisions of Section 2.07, the Loans comprising each ABR Borrowing and each Swingline Loan shall bear interest (computed on the basis of the actual number of days elapsed over a year of 365 or 366 days, as the case may be, when the Base Rate is determined by reference to the Prime Rate, and over a year of 360 days at all other times) at a rate per annum equal to the Base Rate plus the Applicable Rate.
(b)    Subject to the provisions of Section 2.07, the Loans comprising each Alternative Rate Borrowing shall bear interest (computed on the basis of the actual number of days elapsed over a year of 360 days) at a rate per annum equal to the Adjusted Interbank Offered Rate for the Interest Period in effect for such Borrowing plus the Applicable Rate.
(c)    (i)    Interest on each Loan shall be payable on the Interest Payment Dates applicable to such Loan except as otherwise provided in this Agreement.
(ii)    The applicable Base Rate or Adjusted Interbank Offered Rate for each Interest Period or day within an Interest Period, as the case may be, shall be determined by the Administrative Agent, and such determination shall be conclusive absent manifest error.
(d)    Unpaid accrued interest (including Default Interest on overdue amounts) will not be compounded.

Section 2.07.    Default Interest. If the Borrower shall default in the payment of the principal of or interest on any Loan or any other amount due hereunder or under any other Loan Document, by acceleration or otherwise, the Borrower shall on demand from time to time pay interest, to the extent permitted by law, on such defaulted amount to but excluding the date of actual payment (after as well as before judgment) (a) in the case of overdue principal of any Loan, at the rate otherwise applicable to such Loan pursuant to Section 2.06 plus 2.00% per annum, and (b) in all other cases, at a rate per annum (computed on the basis of the actual number of days elapsed over a year of 365 or 366 days, as the case may be, when determined by reference to the Prime Rate and over a year of 360 days at all other times) equal to the rate that would be applicable to an ABR Dollar Term Loan plus 2.00%.
Section 2.08.    Alternate Rate of Interest. In the event, and on each occasion, that prior to the commencement of any Interest Period for an Alternative Rate Borrowing (a) the Administrative Agent shall have determined that adequate and reasonable means do not exist for determining the Adjusted Interbank Offered Rate for such Interest Period, or (b) the Administrative Agent is advised by the Required Facility Lenders in respect of the relevant Facility that the Adjusted Interbank Offered Rate for such Interest Period will not adequately and fairly reflect the cost to such Lenders of making or maintaining their Loans included in such Borrowing for such Interest Period, the Administrative Agent shall, as soon as practicable thereafter, give written or fax notice of such determination to the Borrower and the Lenders. In the event of any such determination, until the Administrative Agent shall have advised the Borrower and the Lenders that the circumstances giving rise to such notice no longer exist (which it shall do as promptly as practicable when such circumstances shall no longer exist) with respect to the affected Facility, (i) any request by the Borrower for an Alternative Rate Borrowing pursuant to Section 2.03 or 2.10 (x) in respect of a Revolving Loan denominated in Dollars shall be deemed to be a request for an ABR Borrowing, and (y) in respect of a Revolving Loan denominated in Euros shall be deemed to be a request for a Borrowing at an interest rate per annum on each Lender’s share of such Alternative Rate Borrowing which is equal to the COF Rate and (ii) any Interest Period election that requests the conversion of any Borrowing to, or continuation of any Borrowing as, an Alternative Rate Borrowing with respect to the affected Facility shall be ineffective. Each determination by the Administrative Agent under this Section 2.08 shall be conclusive absent manifest error.
Notwithstanding the foregoing, in the case of Alternative Rate Loans affected by the circumstances described in this Section, as promptly as practicable (but in no event later than three Business Days after the giving of the required notice by the Administrative Agent with respect to such circumstances), the Administrative Agent (in consultation with the affected Lenders) shall negotiate with the Borrower in good faith in order to ascertain whether a substitute interest rate (a “Substitute Rate”) may be agreed upon for the maintaining of existing Alternative Rate Loans. If a Substitute Rate is agreed upon by the Borrower and any affected Lenders, such Substitute Rate shall apply with respect to such affected Lenders. To the extent that a Substitute Rate is not so agreed upon by the Borrower and any of the affected Lenders within such time, each Alternative Rate Loan of such affected Lender shall thereafter bear interest at the COF Rate.
Section 2.09.    Termination and Reduction of Commitments. (a) Unless previously terminated in accordance with the terms hereof, (i) the unused Term Loan Commitments shall automatically terminate at 5:00 p.m. (New York time) on the Closing Date, (ii) the L/C Commitment shall automatically terminate on the L/C Maturity Date and (iii) the Revolving Commitments and Swingline Commitment shall automatically terminate on the Revolving Facility Maturity Date.
(b)    Upon not less than one Business Day’s prior irrevocable written or fax notice to the Administrative Agent (which will promptly notify each of the Revolving Lenders), the Borrower may at any time in whole permanently terminate, or from time to time in part permanently reduce, the Revolving Commitments; provided, however, that the Total Revolving Commitment shall not be reduced to an amount that is less than the Aggregate Revolving Exposure then in effect; provided further that each partial permanent reduction of the Revolving Commitments shall be an amount that is an integral multiple of the Reduction Multiple and not less than the Reduction Minimum.
(c)    Each reduction in the Revolving Commitments hereunder shall be made ratably among the applicable Lenders in accordance with their respective Revolving Commitment Percentages. The Borrower shall pay to the Administrative Agent for the account of the applicable Lenders, on the date of each termination or reduction, the Commitment Fees on the amount of the Revolving Commitments so terminated or reduced accrued to but excluding the date of such termination or reduction.
Section 2.10.    Conversion and Continuation of Borrowings. The Borrower shall have the right at any time upon prior irrevocable notice to the Administrative Agent, pursuant to a Continuation/Conversion Notice, (a) no later than 12:00 noon (New York time) three Business Days prior to conversion, to convert any Alternative Rate Borrowing of Revolving Loans denominated in Dollars into an ABR Borrowing, (b) no later than 12:00 noon (New York time) three Business Days prior to conversion, to convert any ABR Borrowing into an Alternative Rate Borrowing, (c) not later than 12:00 noon (New York time) three Business Days prior to continuation, to continue any Alternative Rate Borrowing as an Alternative Rate Borrowing for an additional Interest Period of the same tenor, and (d) not later than 12:00 noon (New York time) three Business Days prior to conversion, to convert the Interest Period with respect to any Alternative Rate Borrowing to another permissible Interest Period, subject in each case to the following:
(i)    each conversion or continuation shall be made pro rata among the Lenders in accordance with the respective principal amounts of the Loans comprising the converted or continued Borrowing;
(ii)    if less than all the outstanding principal amount of any Borrowing shall be converted or continued, then each resulting Borrowing shall satisfy the limitations specified in Sections 2.02(a) and 2.02(b) regarding the principal amount and maximum number of Borrowings of the relevant Type;
(iii)    each conversion shall be effected by each Lender and the Administrative Agent by recording for the account of such Lender the new Type of such Loan of such Lender resulting from such conversion and reducing the Loan (or portion thereof) of such Lender being converted by an equivalent principal amount; accrued interest on any Alternative Rate Loan (or portion thereof) being converted shall be paid by the Borrower at the time of conversion;
(iv)    if any Alternative Rate Borrowing is converted at a time other than the end of the Interest Period applicable thereto, the Borrower shall pay, upon demand, any amounts due to the Lenders pursuant to Section 2.16;
(v)    any portion of a Borrowing maturing or required to be paid in less than one month may not be continued as an Alternative Rate Borrowing with an Interest Period in excess of one month;
(vi)    any portion of an Alternative Rate Borrowing in respect of Revolving Loans that cannot be converted into or continued as an Alternative Rate Borrowing by reason of the immediately preceding clause shall be automatically converted at the end of the Interest Period in effect for such Borrowing into (A) an ABR Borrowing for any such Borrowing in Dollars, or (B) an Alternative Rate Borrowing with a one-month Interest Period for any such Borrowing in Euros; and
(vii)    after the occurrence and during the continuance of a Default or Event of Default, no outstanding Loan denominated in Dollars may be converted into, or continued as an Alternative Rate Loan.
Each notice pursuant to this Section 2.10 shall be irrevocable and shall refer to this Agreement and specify (w) the identity and amount of the Borrowing requested to be converted or continued, (x) whether such Borrowing is to be converted to or continued as an Alternative Rate Borrowing or, if applicable, an ABR Borrowing, (y) if such notice requests a conversion, the date of such conversion (which shall be a Business Day) and (z) if such Borrowing is to be converted to or continued as an Alternative Rate Borrowing, the Interest Period with respect thereto. If no Interest Period is specified in any Continuation/Conversion Notice with respect to any conversion to or continuation as an Alternative Rate Borrowing, the Borrower shall be deemed to have selected an Interest Period of one month’s duration. The Administrative Agent shall advise the Lenders of any notice given pursuant to this Section 2.10 and of each Lender’s portion of any converted or continued Borrowing. If notice shall not have been given in accordance with this Section 2.10 to continue any Borrowing into a subsequent Interest Period (and notice shall not otherwise have been given in accordance with this Section 2.10 to convert such Borrowing), such Borrowing shall, at the end of the Interest Period applicable thereto (unless repaid pursuant to the terms hereof), automatically be converted or continued into (A)  in the case of Loans denominated in Dollars, an ABR Borrowing, and (B) in the case of Loans denominated in Euros, an Alternative Rate Borrowing with a one-month Interest Period.
For the avoidance of doubt, it is understood that any conversion (or continuation) of Borrowings pursuant to this Section 2.10 shall not constitute a new Loan or the novation of an existing Loan but rather a conversion of such Loan to a different Type or continuation of such Loan for a new Interest Period.

Section 2.11.    Repayment of Borrowings. (a) The Borrower shall repay to the Administrative Agent for the ratable account of the applicable Term Lenders on the last Business Day of each March, June, September and December, commencing with the last Business Day of June 2014, an aggregate principal amount equal to 0.25% of the aggregate principal amount of the Term Loans outstanding on the Closing Date (which payments shall be reduced as a result of the application of prepayments in accordance with the order of priority set forth in Section 2.12 or 2.13, as applicable). To the extent not previously paid, all outstanding Term Loans shall be due and payable on the Term Facility Maturity Date.
(b)    The Borrower hereby unconditionally promises to pay to each Revolving Lender, through the Administrative Agent, on the Revolving Facility Maturity Date, each then outstanding Revolving Loan made by such Revolving Lender, together with accrued and unpaid interest on the principal amount to but excluding the date of payment, in the Currency in which such Revolving Loan was originally borrowed.
(c)    The Borrower hereby unconditionally promises to pay to the Swingline Lender the then unpaid principal amount of each Swingline Loan made to the Borrower on the earlier of (i) ten Business Days after the making of such Swingline Loan and (ii) the Revolving Facility Maturity Date. On the date any Borrowing is made under the Revolving Commitments, the Borrower shall repay all Swingline Loans then outstanding.
(d)    In the event that any Incremental Term Loans are made, the Borrower shall repay Borrowings consisting of Incremental Term Loans on the dates and in the amounts set forth in the applicable Incremental Facility Amendment, and in the event that any Other Loans are made, the Borrower shall repay Borrowings consisting of Other Loans on the dates and in the amounts set forth in the applicable Refinancing Amendment.
(e)    All repayments pursuant to this Section 2.11 shall be subject to Section 2.16, but shall otherwise be without any premium or penalty.
Section 2.12.    Voluntary Prepayments. (a) The Borrower shall have the right at any time and from time to time to prepay any Borrowing, in whole or in part but in each case in the Currency of the original Borrowing, upon at least three Business Days’ prior written notice in the case of Alternative Rate Loans, or upon at least one Business Day’s prior written notice in the case of ABR Loans, to the Administrative Agent before 12:00 noon (New York time) (which will promptly notify each affected Lender); provided, however, that each partial prepayment shall be in an amount that is an integral multiple of the Reduction Multiple and not less than the Reduction Minimum.
(b)    Voluntary prepayments of the Term Loans and the Incremental Term Loans shall be applied ratably among the outstanding Term Loans and Incremental Term Loans (unless, in the case of any Other Term Loans or Incremental Loans, the terms thereof provide for less than ratable sharing in any voluntary prepayments of Term Loans hereunder), and then against the remaining scheduled installments of principal due in respect of such Term Loans or Incremental Term Loans in the manner specified by the Borrower or, if not so specified on or prior to the date of such voluntary prepayment, in direct order of maturity.

(c)    Each notice of prepayment shall be in the form of a Prepayment Notice and shall specify the prepayment date (which shall be a Business Day) and the principal amount of each Borrowing (or portion thereof) to be prepaid, shall be irrevocable and shall commit the Borrower to prepay such Borrowing by the amount stated therein on the date stated therein. All prepayments under this Section 2.12 shall be subject to Section 2.12(d) and 2.16, but otherwise without any premium or penalty. All prepayments under this Section 2.12 shall be accompanied by accrued and unpaid interest on the principal amount to be prepaid to but excluding the date of payment.
(d)    If the Borrower (i) prepays, refinances, substitutes, converts or replaces any Term Loans in connection with a Repricing Transaction or (ii) effects any amendment of this Agreement resulting in a Repricing Transaction, in each case, on or prior to the date that is twelve months after of the Closing Date, the Borrower shall pay to the Administrative Agent, for the ratable account of each of the Lenders holding Term Loans immediately prior to the consummation of such Repricing Transaction (including each Lender holding Term Loans immediately prior to the consummation of such Repricing Transaction that is a Non-Consenting Lender with respect to such Repricing Transaction and is replaced pursuant to Section 2.21), (A) in the case of clause (i), a repricing premium equal to 101% of the aggregate principal amount of the Term Loans so prepaid, refinanced, substituted or replaced and (B) in the case of clause (ii), a fee equal to 101% of the aggregate principal amount of the applicable Term Loans outstanding immediately prior to such amendment. Such amounts (as applicable, the “Repricing Premium”) shall be due and payable on the date of effectiveness of the applicable Repricing Transaction.
Section 2.13.    Mandatory Prepayments. (a) In the event of any termination of all the Revolving Commitments, the Borrower shall, on the date of such termination, repay or prepay each outstanding Swingline Loan and Revolving Borrowing in the Currency of the original Borrowing, replace or Cash Collateralize each outstanding Letter of Credit in an amount equal to the L/C Exposure in respect of each such Letter of Credit. If on any date (whether as a result of any partial reduction of the Revolving Commitments, currency fluctuations or otherwise) the Aggregate Revolving Exposure would exceed 100% (or, if solely as a result of fluctuations in the exchange rate of Currencies, 105%) of the Total Revolving Commitments then available to the Borrower, then the Borrower shall, within two Business Days after the earlier of (i) the receipt of a written request from the Administrative Agent and (ii) a Responsible Officer becoming aware of such event, forthwith repay or prepay Revolving Borrowings or Swingline Loans (or a combination thereof) and/or Cash Collateralize outstanding Letters of Credit in an amount sufficient to eliminate such excess.
(b)    Not later than the third Business Day following the receipt (which in the case of an escrow closing means the date of release of funds from such escrow) of Net Cash Proceeds (other than any Excluded Proceeds, except as provided in the definition thereof) in respect of any Asset Sale (other than any Asset Sale the proceeds of which, when taken together with the proceeds of all other Asset Sales during the then current fiscal year of Holdings, do not exceed U.S.$25,000,000) by Holdings or any of its Subsidiaries or the occurrence of any Recovery Event relating to Holdings or any of its Subsidiaries, the Borrower shall apply 100% of the Net Cash Proceeds received by Holdings or such Subsidiary with respect thereto to prepay outstanding Term Loans in accordance with Section 2.13(e); provided that notwithstanding anything herein to the contrary, the

Borrower may, by written notice to the Administrative Agent, elect to apply any such Net Cash Proceeds of any such Asset Sale of or Recovery Event on a pro rata basis to (x) prepay outstanding Term Loans and (y) prepay, or offer to repurchase, any outstanding Permitted Pari Passu Secured Refinancing Debt and that (1) to the extent permitted hereunder (including under Section 2.25 and the definition of “Credit Agreement Refinancing Indebtedness”), by its terms expressly requires the Borrower to prepay (or offer to repurchase) such Permitted Pari Passu Secured Refinancing Debt with such proceeds and (2) is secured by the assets subject to such Asset Sale or Recovery Event; it being understood that any such proceeds not so applied to repay or repurchase such Permitted Pari Passu Secured Refinancing Debt (due to the declination of such offer to repurchase by the holders thereof or for any other reason) shall be applied to prepay outstanding Term Loans in accordance with Section 2.13(e).
(c)    In the event that Holdings or any Subsidiary shall receive Net Cash Proceeds (other than any Excluded Proceeds, except as provided in the definition thereof) from the issuance or other incurrence of Indebtedness (other than Indebtedness permitted pursuant to Section 6.01 (but excluding Credit Agreement Refinancing Indebtedness in respect of the Term Loans)), the Borrower shall, substantially simultaneously with (and in any event not later than the first Business Day following) the receipt of such Net Cash Proceeds by Holdings or such Subsidiary, apply an amount equal to 100% of such Net Cash Proceeds therefrom to prepay outstanding Term Loans in accordance with Section 2.13(e).
(d)    Not later than five Business Days after the date on which financial statements have been (or were required to be) delivered pursuant to Section 5.04(a) in respect of any Excess Cash Flow Period (the “ECF Prepayment Deadline”), the Borrower shall calculate Excess Cash Flow for such Excess Cash Flow Period and shall apply an amount equal to (i) the Required Percentage of such Excess Cash Flow minus (ii) the amount of any voluntary prepayments (other than voluntary prepayments funded by the incurrence of Indebtedness (other than Indebtedness that is revolving in nature) during such Excess Cash Flow Period (without duplication of any such prepayment amounts deducted from Excess Cash Flow for the immediately preceding Excess Cash Flow Period) or, at the election of the Borrower, after such Excess Cash Flow Period and prior to such ECF Prepayment Deadline of (A) Term Loans or any Incremental Term Loans, (B) Revolving Loans or any Incremental Revolving Loans (to the extent the commitments in respect thereof are permanently reduced by the amount of such prepayments), and (C) any Permitted Pari Passu Secured Refinancing Debt, and any Permitted Refinancing Indebtedness in respect of any of the foregoing (but only to the extent such Permitted Refinancing Indebtedness is secured by the Collateral on a pari passu basis with the Obligations in accordance herewith), in each case, to the extent permitted hereunder, to prepay outstanding Term Loans in accordance with Section 2.13(e).
(e)    Amounts to be applied in connection with prepayments of Term Loans made pursuant to clauses (b) through (d) of this Section shall be applied to prepay the Term Loans then outstanding (x) first, in direct order of maturity to the next four scheduled repayments thereof and (y) second, pro rata to the remaining scheduled repayments thereof (including, for the avoidance of doubt, the required payments at maturity).

(f)    Notwithstanding anything in this Section 2.13 to the contrary, any Lender may elect, by written notice to the Administrative Agent not later than 10:00 a.m. (New York time), at least one Business Day prior to the required prepayment date, to decline all or any portion of any mandatory prepayment of its Term Loans pursuant to this Section 2.13 (other than any mandatory prepayment with proceeds of Credit Agreement Refinancing Indebtedness), in which case the aggregate amount of the prepayment that would have been applied to prepay Term Loans but was so declined shall be retained by the Borrower.
(g)    The Borrower shall (i) deliver to the Administrative Agent, at the time of each prepayment required under this Section 2.13, a certificate signed by a Financial Officer of Holdings setting forth in reasonable detail the calculation of the amount of such prepayment and, if applicable, the amount being prepaid (or offered) to holders of Permitted Pari Passu Secured Refinancing Debt that is in the form of notes pursuant to the proviso to Section 2.13(b), and (ii) give to the Administrative Agent (which shall promptly give to each Lender), to the extent practicable, at least three Business Days’ prior written notice of such prepayment. Each notice of prepayment shall be in the form of a Prepayment Notice and shall specify the prepayment date, the Type and Class of each Loan being prepaid and the principal amount and Currency of each Loan (or portion thereof) to be prepaid. All prepayments of Borrowings pursuant to this Section 2.13 shall be subject to Section 2.16 and, in the case of Section 2.13(c), any applicable Repricing Premium pursuant to Section 2.12(d), but shall otherwise be without premium or penalty.
For the avoidance of doubt, in no event shall the making of any mandatory prepayment pursuant to this Section 2.13 operate as a cure, or result in a waiver, of any Default or Event of Default.
Section 2.14.    Reserve Requirements; Change in Circumstances. (a) Notwithstanding any other provision of this Agreement, if any Change in Law shall:
(i)    impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended by, any Lender, the Administrative Agent or any Issuing Bank (except any such reserve requirement to the extent reflected in the Adjusted Interbank Offered Rate), or
(ii)    impose on any Lender, the Administrative Agent or any Issuing Bank or the London interbank market any other condition, cost or expense affecting this Agreement or Loans made by such Lender or any Letter of Credit or participation therein, or
(iii)    subject any Lender to any tax of any kind whatsoever with respect to any Loan, this Agreement or any Letter of Credit or participation therein, or change the basis of taxation of payments to such Lender in respect thereof (except for Indemnified Taxes covered by Section 2.20 and Taxes described in clauses (b) through (d) of the definition of Excluded Taxes), and the result of any of the foregoing shall be to increase the cost to such Lender or such Issuing Bank of making, continuing, converting into or maintaining any Loan (or of maintaining its obligation to make any Loan) or to increase the cost to such Lender, the Administrative Agent or such Issuing Bank of issuing or maintaining any Letter of Credit or purchasing or maintaining a participation therein or to reduce the amount of any sum received or receivable by such Lender or such Issuing Bank hereunder (whether of principal, interest or otherwise) by an amount deemed by such Lender, the Administrative Agent or such Issuing Bank to be material, then the Borrower will pay to such Lender, the Administrative Agent or such Issuing Bank, as the case may be, upon demand such additional amount or amounts as will compensate such Lender, the Administrative Agent or such Issuing Bank, as the case may be, for such additional costs incurred or reduction suffered.
(b)    If any Lender, the Administrative Agent or any Issuing Bank shall have determined that any Change in Law regarding capital adequacy or liquidity has or would have the effect of reducing the rate of return on such Lender’s, the Administrative Agent’s or such Issuing Bank’s capital or on the capital of such Lender’s, the Administrative Agent’s or such Issuing Bank’s Parent Company, if any, as a consequence of this Agreement or the Loans made by, or participations in Letters of Credit purchased by, such Lender or the Letters of Credit issued by such Issuing Bank to a level below that which such Lender, the Administrative Agent or such Issuing Bank or such Lender’s, the Administrative Agent’s or such Issuing Bank’s Parent Company could have achieved but for such Change in Law (taking into consideration such Lender’s, the Administrative Agent’s or such Issuing Bank’s policies and the policies of such Lender’s, the Administrative Agent’s or such Issuing Bank’s Parent Company with respect to capital adequacy or liquidity requirements) by an amount deemed by such Lender, the Administrative Agent or the Issuing Bank to be material, then from time to time the Borrower shall pay to such Lender, the Administrative Agent or such Issuing Bank, as the case may be, such additional amount or amounts as will compensate such Lender, the Administrative Agent or the Issuing Bank or such Lender’s, the Administrative Agent’s or such Issuing Bank’s holding company for any such reduction suffered.
(c)    A certificate of a Lender, the Administrative Agent or an Issuing Bank setting forth the amount or amounts necessary to compensate such Lender, the Administrative Agent or such Issuing Bank or its holding company, as applicable, as specified in paragraph (a) or (b) of this Section and the basis for calculating such amount or amounts shall be delivered to the Borrower and shall be conclusive absent manifest error. The Borrower shall pay such Lender, the Administrative Agent or such Issuing Bank, as the case may be, the amount or amounts shown as due on any such certificate delivered by it within 10 days after its receipt of the same.
(d)    Failure or delay on the part of any Lender, the Administrative Agent or any Issuing Bank to demand compensation pursuant to this Section shall not constitute a waiver of such Lender’s, the Administrative Agent’s or such Issuing Bank’s right to demand such compensation; provided, however, that the Borrower shall not be under any obligation to compensate any Lender, the Administrative Agent or any Issuing Bank under paragraph (a) or (b) above for increased costs or reductions with respect to any period prior to the date that is 180 days prior to such request if such Lender, the Administrative Agent or any Issuing Bank knew or could reasonably have been expected to know of the circumstances giving rise to such increased costs or reductions and of the fact that such circumstances would result in a claim for increased compensation by reason of such increased costs or reductions; provided further that the foregoing limitation shall not apply to any increased costs or reductions arising out of the retroactive application of any Change in Law within such 180-day period. The protection of this Section shall be available to each Lender, the

Administrative Agent and each Issuing Bank regardless of any possible contention of the invalidity or inapplicability of the Change in Law that shall have occurred or been imposed; provided that such amounts shall only be payable by the Borrower to the applicable Lender under this Section 2.14 so long as it is such Lender’s general policy or practice to demand compensation in similar circumstances under comparable provisions of other financing agreements.
(e)    The Borrower shall not be obligated to make any payments under this Section 2.14 solely as a result of a Lender having any direct or indirect equity interest in any member of the Consolidated Group.
Section 2.15.    Change in Legality. (a) Notwithstanding any other provision of this Agreement, if any Change in Law shall make it unlawful for any Lender to make or maintain any Alternative Rate Loan or to give effect to its obligations as contemplated hereby with respect to any Alternative Rate Loan, then, by written notice to the Borrower and to the Administrative Agent:
(i)    such Lender may declare that Alternative Rate Loans will not thereafter (for the duration of such unlawfulness) be made by such Lender hereunder (or be continued for additional Interest Periods and ABR Loans will not thereafter (for such duration) be converted into Alternative Rate Loans), whereupon any request for an Alternative Rate Borrowing (or to convert an ABR Borrowing to an Alternative Rate Borrowing or to continue an Alternative Rate Borrowing for an additional Interest Period) shall, (x) in the case of a Loan denominated in Dollars as to such Lender only, be deemed a request for an ABR Loan (or a request to continue an ABR Loan as such or to convert an Alternative Rate Loan into an ABR Loan), or (y) in the case of a Loan denominated in Euros as to such Lender only, be deemed a request for a COF Rate Loan; and
(ii)    such Lender may require that all outstanding Alternative Rate Loans made by it that are denominated in Euros or Dollars be converted to ABR Loans or COF Rate Loans, as applicable, in which event all such Alternative Rate Loans shall be automatically converted to ABR Loans or COF Rate Loans, as applicable, as of the effective date of such notice as provided in paragraph (b) below.
In the event any Lender shall exercise its rights under (i) or (ii) above, all payments and prepayments of principal that would otherwise have been applied to repay the Alternative Rate Loans that would have been made by such Lender or the converted Alternative Rate Loans of such Lender shall instead be applied to repay the ABR Loans or COF Rate Loans, as applicable, made by such Lender in lieu of, or resulting from the conversion of, such Alternative Rate Loans. Any such conversion of an Alternative Rate Loan under (i) above shall be subject to Section 2.16.
Notwithstanding the foregoing, in the case of Loans affected by the circumstances described in this Section, as promptly as practicable (but in no event later than three Business Days after the giving of the required notice by the Administrative Agent with respect to such circumstances), the Administrative Agent (in consultation with the affected Lenders) shall negotiate with the Borrower in good faith in order to ascertain whether a Substitute Rate may be agreed upon for the maintaining of existing Loans. If a Substitute Rate is agreed upon by the Borrower and any of the affected Lenders, such Substitute Rate shall apply with respect to the Loans of such Lenders. To the extent that a Substitute Rate is not so agreed upon by the Borrower with any affected Lenders within such time, each Alternative Rate Loan of such affected Lenders shall thereafter bear interest at the COF Rate.
(b)    For purposes of this Section 2.15, a notice to the Borrower by any Lender shall be effective as to each Alternative Rate Loan made by such Lender, if lawful, on the last day of the Interest Period then applicable to such Alternative Rate Loan; in all other cases such notice shall be effective on the date of receipt by the Borrower.
Section 2.16.    Indemnity. The Borrower shall indemnify each Lender against any loss or expense (but not loss of profit or margin) that such Lender may sustain or incur in connection with any Loan made to the Borrower as a consequence of (a) any event, other than a default by such Lender in the performance of its obligations hereunder, which results in (i) such Lender receiving or being deemed to receive any amount on account of the principal of any Alternative Rate Loan prior to the end of the Interest Period in effect therefor, (ii) the conversion of any Alternative Rate Loan to an ABR Loan, COF Rate Loan or Alternative Rate Loan, or the conversion of the Interest Period with respect to any Alternative Rate Loan, in each case other than on the last day of the Interest Period in effect therefor, (iii) any Alternative Rate Loan to be made by such Lender (including any Alternative Rate Loan to be made pursuant to a conversion or continuation under Section 2.10) not being made after notice of such Loan shall have been given by Borrower hereunder, or (iv) an assignment pursuant to Section 2.21 (any of the events referred to in this clause (a) being called a “Breakage Event”), or (b) any default in the making of any payment or prepayment required to be made hereunder. In the case of any Breakage Event, such loss shall include an amount equal to the excess, as reasonably determined by such Lender, of (i) its actual cost of obtaining funds for the Alternative Rate Loan that is the subject of such Breakage Event for the period from the date of such Breakage Event to the last day of the Interest Period in effect (or that would have been in effect) for such Loan over (ii) the amount of interest likely to be realized by such Lender in redeploying the funds released or not utilized by reason of such Breakage Event for such period (but in no event will such loss include loss of profit or margin). A certificate of any Lender setting forth any amount or amounts which such Lender is entitled to receive pursuant to this Section 2.16 shall be delivered to the Borrower and shall be conclusive absent manifest error.
Section 2.17.    Pro Rata Treatment. Except as provided below in this Section 2.17 with respect to Swingline Loans, as required under Section 2.15, as provided in Section 9.04(k) or as otherwise provided elsewhere in this Agreement, each Borrowing, each payment or prepayment of principal of any Borrowing, each payment of interest on the Loans, each payment of the Commitment Fees, each reduction of the Revolving Commitments and each conversion of any Borrowing to or continuation of any Borrowing as a Borrowing of any Type shall be allocated pro rata among the Lenders in accordance with their respective applicable Commitments (or, if such Commitments shall have expired or been terminated, in accordance with the respective principal amounts of their outstanding Loans and L/C Outstandings). For purposes of determining the available Revolving Commitments of the Lenders at any time, each outstanding Swingline Loan shall be deemed to have utilized the Revolving Commitments of the Lenders (including those Lenders which shall not have made Swingline Loans) pro rata in accordance with such respective Revolving Commitments. Each Lender agrees that in computing such Lender’s portion of any Borrowing to be made hereunder, the Administrative Agent may, in its discretion, round each Lender’s percentage of such Borrowing to the next higher or lower whole dollar amount.
Section 2.18.    Sharing. So long as no Event of Default shall have occurred and be continuing, with respect to any Facility, each Lender participating therein agrees that if it shall, through the exercise of a right of banker’s lien, setoff or counterclaim against the Borrower or any other Loan Party, or pursuant to a secured claim under Section 506 of Title 11 of the United States Code or other security or interest arising from, or in lieu of, such secured claim, received by such Lender under any applicable bankruptcy, insolvency or other similar law or otherwise (except pursuant to Section 2.21 or Section 9.04), or by any other enforcement means, obtain payment (voluntary or involuntary) in respect of any Loan or Loans or L/C Disbursement as a result of which the unpaid principal portion of its Loans and participations in L/C Disbursements shall be proportionately less than the unpaid principal portion of the Loans and participations in L/C Disbursements of any other Lender, it shall be deemed simultaneously to have purchased from such other Lender at face value, and shall promptly pay to such other Lender the purchase price for, a participation in the Loans and L/C Exposure of such other Lender, so that the aggregate unpaid principal amount of the Loans and L/C Exposure and participations in Loans and L/C Exposure held by each Lender shall be in the same proportion to the aggregate unpaid principal amount of all Loans and L/C Exposures then outstanding as the principal amount of its Loans and L/C Exposure prior to such exercise of banker’s lien, setoff or counterclaim or other event was to the principal amount of all Loans and L/C Exposures outstanding prior to such exercise of banker’s lien, setoff or counterclaim or other event; provided, however, that if any such purchase or purchases or adjustments shall be made pursuant to this Section 2.18 and the payment giving rise thereto shall thereafter be recovered, such purchase or purchases or adjustments shall be rescinded to the extent of such recovery and the purchase price or prices or adjustment restored without interest. The Borrower expressly consents to the foregoing arrangements and agrees that any Lender holding a participation in a Loan or L/C Disbursement deemed to have been so purchased may exercise any and all rights of banker’s lien, setoff or counterclaim with respect to any and all moneys owing by the Borrower to such Lender by reason thereof as fully as if such Lender had made a Loan directly to the Borrower in the amount of such participation. After the occurrence, and during the continuance, of an Event of Default, any such payment shall be applied in a manner consistent with Section 7.02, mutatis mutandis.
Section 2.19.    Payments. (a) The Borrower shall make each payment (including principal of or interest on any Loan or any L/C Disbursement or any Fees or other amounts) hereunder and under any other Loan Document not later than 12:00 noon (New York time) on the date when due in immediately available funds in the applicable Currency specified herein, without setoff, defense or counterclaim. Each such payment (other than (x) Issuing Bank Fees, which shall be paid directly to each applicable Issuing Bank and (y) principal of and interest on Swingline Loans, which shall be paid directly to the Swingline Lender except as otherwise provided in Section 2.22(e)) shall be made (A) in the case of amounts payable in Dollars, to the Administrative Agent at its offices at Barclays Bank PLC, 1301 Avenue of the Americas, New York, NY 10019, USA, Attn: Joe Tricamo, Fax: +1-917-522-0569, Email: xrausloanops5@barclayscapital.com, Tel.: +1-212-320-7564, and (B) in the case of amounts payable in Euros, in immediately available funds at the Administrative Agent’s offices (as set forth above) or at such other office as the Administrative

Agent shall specify for such purpose by notice to the Borrower. All payments hereunder and under each other Loan Document shall be made (i) in the case of the principal of and interest on each Loan, in the Currency in which such Loan is denominated, (ii) in the case of reimbursement obligations in respect of Letters of Credit, in the Currency in which the Stated Amount thereof is denominated, (iii) in the case of any indemnification or expense reimbursement payment, in Dollars or Euros, as requested by the person entitled to receive such payment, or (iv) in all other cases, in Dollars, in each case except as otherwise expressly provided herein or in any other Loan Document. The Administrative Agent will thereafter cause to be distributed on the same day (if payment was actually received by the Administrative Agent prior to 2:00 p.m. (New York time) on such day) like funds relating to the payment of principal or interest or Fees ratably to the Lenders entitled thereto.
(b)    Any payments under this Agreement that are made later than 3:00 p.m. (New York time) shall be deemed to have been made on the next succeeding Business Day at the Administrative Agent’s discretion. Except as otherwise expressly provided herein, whenever any payment (including principal of or interest on any Borrowing or any Fees or other amounts) hereunder or under any other Loan Document shall become due, or otherwise would occur, on a day that is not a Business Day, such payment may be made on the next succeeding Business Day, and such extension of time shall in such case be included in the computation of interest or Fees, if applicable.
Section 2.20.    Taxes. (a) Except as required by applicable law, all payments made by or on behalf of the Borrower under this Agreement or any other Loan Document (including, for the avoidance of doubt, under the Fee Letter) shall be made free and clear of, and without deduction or withholding for or on account of, any current or future Taxes, levies, imposts, duties, charges, fees, deductions or withholdings, now or hereafter imposed, levied, collected, withheld or assessed by any Governmental Authority. If any Indemnified Taxes are required to be withheld from any amounts payable to the Administrative Agent, any Issuing Bank or any Lender hereunder by the Borrower, or the Administrative Agent, any Issuing Bank or any Lender is required to make any deduction or payment in respect thereof, the amounts so payable to the Administrative Agent, such Issuing Bank or such Lender by or on behalf of the Borrower shall be increased to the extent necessary so that the Administrative Agent, such Issuing Bank or such Lender receives (after payment of all Indemnified Taxes, including on additional amounts paid under this Section 2.20(a)) interest or any such other amounts payable hereunder at the rates or in the amounts specified in this Agreement. Whenever any Indemnified Taxes or Other Taxes are payable by the Borrower, as promptly as possible thereafter the Borrower shall send to the Administrative Agent for its own account or for the account of such Issuing Bank or such Lender, as the case may be, a certified copy of an original official receipt (or other evidence reasonably acceptable to such Lender or the Administrative Agent) received by the Borrower showing payment thereof.
(b)    Notwithstanding any other provision of this Agreement but without duplication of any amount payable pursuant to Section 2.20, if any Loan Party is required to withhold Indemnified Taxes from amounts payable to the Administrative Agent, the Collateral Agent, any Issuing Bank or any Lender under any Security Document executed in connection herewith, or the Administrative Agent, the Collateral Agent, any Issuing Bank or any Lender is required to deduct the same, the amounts so payable to the Administrative Agent, the Collateral Agent, such Issuing

Bank or such Lender, as applicable, shall be increased to the extent necessary so that such Agent, such Issuing Bank or such Lender, as the case may be, receives (after payment of all Indemnified Taxes, including on additional amounts paid under this Section 2.20(a)(ii)), interest or any such other amounts payable hereunder in an amount equal to what it would have received had the payment not been subject to such withholding or deduction. When Indemnified Taxes are payable by any Loan Party, as promptly as possible thereafter such Loan Party shall send to the Administrative Agent on its own account or for the account of the Collateral Agent, such Issuing Bank or such Lender, as the case may be, a certified copy of an original official receipt (or other evidence reasonably acceptable to such Lender) received by such Loan Party showing payment thereof. If (a) any Loan Party fails to pay any such Indemnified Taxes when due to the appropriate taxing authority or fails to remit to the Administrative Agent the required receipts or other required documentary evidence, or (b) the Administrative Agent, the Collateral Agent, any Issuing Bank or any Lender is required to pay any Indemnified Taxes in respect of which any Loan Party would be required to pay increased amounts pursuant to this Section 2.20, the Borrower shall cause such Loan Party to indemnify the Agents, any applicable Issuing Bank and any applicable Lender for such Indemnified Taxes and any incremental Taxes, interest, costs or penalties that may become payable by the Agents, any applicable Issuing Bank and any applicable Lender as a result of any such failure or requirement. Payment under this indemnification shall be made within 15 days from the date any Agent, any Issuing Bank or any Lender or any of their respective Affiliates makes written demand thereof.
(c)    If any Lender, any Issuing Bank or the Administrative Agent, as applicable, receives a refund, the benefit of a credit, relief or remission (a “Refund”) of a Tax for which a payment has been made by the Borrower pursuant to this Agreement, which Refund in the good faith judgment of such Lender, such Issuing Bank or the Administrative Agent, as the case may be, is attributable to such payment made by the Borrower, then such Lender, such Issuing Bank or the Administrative Agent, as the case may be, shall reimburse the Borrower for such amount as such Lender, such Issuing Bank or the Administrative Agent, as the case may be, determines in its absolute discretion to be the proportion of the Refund as will leave such Lender, such Issuing Bank or the Administrative Agent, as the case may be, after such reimbursement, in no better or worse position than it would have been in if the payment had not been required. The Borrower agrees that if it receives a reimbursement under this paragraph (c), upon request, it will repay the amount of such reimbursement, together with penalties, interest and any other charges due, to the relevant Governmental Authorities in connection with such Refund, in the event a Lender, any Issuing Bank or the Administrative Agent is required to repay such Refund to the relevant Governmental Authorities. A Lender, an Issuing Bank or the Administrative Agent shall claim any Refund that it determines in its absolute discretion is available to it, unless it concludes in its reasonable discretion that it would be adversely affected by making such a claim, and shall make the sole determination of the date on which such Refund is received. Neither any Lender, any Issuing Bank nor the Administrative Agent shall be obliged to disclose any information regarding its tax affairs or computations to the Borrower in connection with this paragraph (c) or any other provision of this Section 2.20.
(d)    Any Lender or Issuing Bank that is entitled to an exemption from or reduction of withholding Tax with respect to payments made under any Loan Document shall deliver to the

Borrower and the Administrative Agent, at the time or times reasonably requested by the Borrower or the Administrative Agent, such properly completed and executed documentation reasonably requested by the Borrower or the Administrative Agent as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Lender or Issuing Bank, if reasonably requested by the Borrower or the Administrative Agent, shall deliver such other documentation prescribed by applicable law or reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent to determine whether or not such Lender or Issuing Bank is subject to backup withholding or information reporting requirements. Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such documentation shall not be required if in the relevant Lender’s or relevant Issuing Bank’s, as applicable, reasonable judgment such completion, execution, or submission would subject such Lender or such Issuing Bank, as applicable, to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Lender or such Issuing Bank.
(e)    If a payment made to a Lender or Issuing Bank under any Loan Document would be subject to U.S. federal withholding tax imposed by FATCA if such Lender or Issuing Bank were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Tax Code, as applicable), such Lender or Issuing Bank, as applicable, shall deliver to the Borrower and the Administrative Agent at the time or times prescribed by law and at such time or times reasonably requested by the Borrower or the Administrative Agent such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the Tax Code) and such additional documentation reasonably requested by the Borrower or the Administrative Agent as may be necessary for the Borrower and the Administrative Agent to comply with their obligations under FATCA and to determine that such Lender or such Issuing Bank has complied with its obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for the purposes of this Section 2.20(e), “FATCA” shall include any amendments made to FATCA after the date of this Agreement.
(f)    Without prejudice to the survival of any other agreement of the Borrower hereunder, the agreements and obligations of the Borrower contained in this Section 2.20 shall survive the resignation or replacement of the Administrative Agent or any Issuing Bank or any assignment of rights by, or the replacement of, a Lender, and the Termination Date.
Section 2.21.    Assignment of Commitments Under Certain Circumstances; Duty to Mitigate. (a) In the event (i) any Lender or any Issuing Bank delivers a certificate requesting compensation pursuant to Section 2.14, (ii) any Lender or any Issuing Bank delivers a notice described in Section 2.15, (iii) any affected Lender pursuant to Section 2.08 does not agree to a Substitute Rate pursuant to Section 2.08 that is approved by the Required Facility Lenders, (iv) the Borrower is required to pay any additional amount to any Lender or any Issuing Bank or any Governmental Authority on account of any Lender or any Issuing Bank pursuant to Section 2.20, (v) any Lender becomes a Defaulting Lender, or (vi) any Lender whose consent is so required (such Lender, a “Non-Consenting Lender”) does not consent to a proposed amendment, modification or waiver of this Agreement requested by the Borrower, which requires the consent of all of the affected Lenders or all of the Lenders under any Facility to become effective (and which is approved by at least the Required Lenders or the Required Facility Lenders, as applicable, and the Administrative Agent), then, so long as no Default or Event of Default then exists, the Borrower may, at its sole expense and effort (including with respect to the processing and recordation fee referred to in Section 9.04(b)), upon notice to such Lender and the Administrative Agent, require such Lender to transfer and assign, without recourse (in accordance with, and subject to the restrictions contained in and consents required by, Section 9.04), all or any portion of its interests, rights and obligations under this Agreement to an Eligible Assignee that shall assume such assigned interests, rights and obligations (which assignee may be another Lender, if a Lender accepts such assignment), provided that (x) such assignment shall not conflict with any law, rule or regulation or order of any court or other Governmental Authority having jurisdiction, (y) solely with respect to replacements of Lenders pursuant to clauses (i), (ii), (iii) or (iv) of this Section 2.21(a), the Borrower shall have received the prior written consent of the Administrative Agent (and, if a Revolving Commitment is being assigned, of each Issuing Bank and the Swingline Lender), which consent shall not unreasonably be withheld or delayed, and (z) the Borrower, or such assignee shall have paid to the affected Lender or Issuing Bank in immediately available funds an amount equal to the sum of the principal of and interest accrued to the date of such payment on the outstanding Loans or L/C Disbursements of such Lender or such Issuing Bank, respectively, plus all Fees and other amounts accrued for the account of such Lender or such Issuing Bank hereunder (including any amounts under Section 2.12(d), Section 2.14, Section 2.16 and Section 2.20); provided further that, if prior to any such transfer and assignment the circumstances or event that resulted in such Lender’s or such Issuing Bank’s claim for compensation under Section 2.14 or notice under Section 2.15 or the amounts paid pursuant to Section 2.20, as the case may be, cease to cause such Lender or such Issuing Bank to suffer increased costs or reductions in amounts received or receivable or reduction in return on capital, or cease to have the consequences specified in Section 2.15, or cease to result in amounts being payable under Section 2.20, as the case may be (including as a result of any action taken by such Lender or such Issuing Bank pursuant to paragraph (b) below), or if such Lender or such Issuing Bank shall waive its right to claim further compensation under Section 2.14 in respect of such circumstances or event or shall withdraw its notice under Section 2.15 or shall waive its right to further payments under Section 2.20 in respect of such circumstances or event, as the case may be, then such Lender or such Issuing Bank shall not thereafter be required to make any such transfer and assignment hereunder. In connection with any such replacement under clause (v) or (vi) of this Section, if the Non-Consenting Lender or Defaulting Lender does not execute and deliver to the Administrative Agent a duly completed Assignment and Acceptance and/or any other documentation necessary to reflect such replacement within a period of time deemed reasonable by the Administrative Agent after the later of (A) the date on which the replacement Lender executes and delivers such Assignment and Acceptance and/or such other documentation, and (B) the date on which the Non-Consenting Lender or Defaulting Lender receives all payments described in clause (z) of the first proviso to the preceding sentence, then such Non-Consenting Lender or Defaulting Lender shall be deemed to have executed and delivered such Assignment and Acceptance and/or such other documentation as of such date and each of the Borrower and the Administrative Agent shall be entitled (but not obligated) to execute and deliver such Assignment and Acceptance and/or such other documentation on behalf of such Non-Consenting Lender or Defaulting Lender. Each Lender hereby grants to the Borrower and the Administrative Agent an irrevocable power of attorney (which power is coupled with an interest) to execute and deliver, on behalf of such Lender as assignor, any Assignment and Acceptance and/or such other documentation on behalf of such

Non-Consenting Lender or Defaulting Lender that may be necessary to effectuate any assignment of such Lender’s interests hereunder in respect of the circumstances contemplated by this Section 2.21.
(b)    If (i) any Lender or any Issuing Bank shall request compensation under Section 2.14, (ii) any Lender or any Issuing Bank delivers a notice described in Section 2.15, or (iii) the Borrower is required to pay any additional amount to any Lender or any Issuing Bank or any Governmental Authority on account of any Lender or any Issuing Bank pursuant to Section 2.20, then such Lender or such Issuing Bank shall use reasonable efforts (which shall not require such Lender or such Issuing Bank to incur an unreimbursed loss or unreimbursed cost or expense or otherwise take any action inconsistent with its internal policies or legal or regulatory restrictions or suffer any disadvantage or burden deemed by it to be significant) (x) to file any certificate or document reasonably requested in writing by the Borrower or (y) to assign its rights and delegate and transfer its obligations hereunder to another of its offices, branches or affiliates, if such filing or assignment would reduce its claims for compensation under Section 2.14 or enable it to withdraw its notice pursuant to Section 2.15 or would reduce amounts payable pursuant to Section 2.20, as the case may be, in the future. The Borrower hereby agree to pay all reasonable costs and expenses incurred by any Lender or any Issuing Bank in connection with any such filing or assignment, delegation and transfer.
Section 2.22.    Swingline Loans. (a) Swingline Commitment. Subject to the terms and conditions and relying upon the representations and warranties herein set forth, the Swingline Lender agrees to make loans to the Borrower in Dollars (“Swingline Loans”) at any time and from time to time on and after the Closing Date and until the earlier of the Revolving Facility Maturity Date and the termination of the applicable Swingline Commitment in accordance with the terms hereof, in an aggregate outstanding principal amount at any time outstanding that will not result in (i) the Swingline Exposure exceeding the Swingline Commitment or (ii) the Aggregate Revolving Exposure exceeding the aggregate Revolving Commitments. Each Swingline Loan shall be in a principal amount that is an integral multiple of $100,000. The Swingline Commitment may be terminated or reduced from time to time as provided herein. Within the foregoing limits, the Borrower may borrow, pay or prepay and reborrow Swingline Loans hereunder, subject to the terms, conditions and limitations set forth herein.
(b)    Swingline Loans. The Borrower shall notify the Swingline Lender and the Administrative Agent in writing not later than 9:00 a.m. (New York time), on the day of a proposed Swingline Loan. Such notice shall be delivered on a Business Day, shall be irrevocable and shall refer to this Agreement and shall specify the requested funding date (which shall be a Business Day), the amount of such Swingline Loan and the wire transfer instructions for the account of the Borrower to which the proceeds of such Swingline Loan should be transferred. The Swingline Lender shall promptly make each Swingline Loan by wire transfer to the account specified by the Borrower in such request.
(c)    Prepayment. The Borrower shall have the right at any time and from time to time to prepay any Swingline Loan, in whole or in part and without premium or penalty, upon giving written or fax notice (in the form of a Prepayment Notice) to the Swingline Lender and to the Administrative Agent before 1:00 p.m. (New York time), on the date of prepayment at the Swingline Lender’s address for notices specified herein.
(d)    Interest. Each Swingline Loan shall be deemed to be an ABR Loan and, subject to the provisions of Section 2.07, shall bear interest at the rate provided in Section 2.06(a). Interest on each Swingline Loan shall be payable to the Administrative Agent on the Interest Payment Dates applicable to such Swingline Loan except as otherwise provided in this Agreement.
(e)    Participations. By written notice given to the Administrative Agent not later than 11:00 a.m. (New York time), on any Business Day the Swingline Lender may require the Revolving Lenders to acquire participations on such Business Day in all or a portion of the Swingline Loans outstanding. Any such notice shall specify the aggregate amount of Swingline Loans in which such Revolving Lenders will participate. The Administrative Agent will, promptly upon receipt of such notice, give notice to each Revolving Lender, specifying in such notice such Revolving Lender’s Revolving Commitment Percentage of such Swingline Loan or Loans. In furtherance of the foregoing, each Revolving Lender hereby absolutely and unconditionally agrees, upon receipt of notice as provided above, to pay to the Administrative Agent, for the account of the Swingline Lender, such Revolving Lender’s Revolving Commitment Percentage of such Swingline Loan or Loans. Each Revolving Lender acknowledges and agrees that its obligation to acquire participations in Swingline Loans pursuant to this paragraph is absolute and unconditional and shall not be affected by any circumstance whatsoever, including the occurrence and continuance of a Default or an Event of Default, and that each such payment shall be made without any offset, abatement, withholding or reduction whatsoever. Each Revolving Lender shall comply with its obligation under this paragraph by wire transfer in immediately available funds, in the same manner as provided in Section 2.02(c) with respect to Loans made by such Lender (and Section 2.02(c) shall apply, mutatis mutandis, to the payment obligations of the Lenders) and the Administrative Agent shall promptly pay to the Swingline Lender the amounts so received by it from the Revolving Lenders. The Administrative Agent shall notify the Borrower of any participations in any Swingline Loan acquired pursuant to this paragraph and thereafter payments in respect of such Swingline Loan shall be made to the Administrative Agent and not to the Swingline Lender. Any amounts received by the Swingline Lender from the Borrower (or other party on behalf of the Borrower) in respect of a Swingline Loan after receipt by the Swingline Lender of the proceeds of a sale of participations therein shall be promptly remitted to the Administrative Agent; any such amounts received by the Administrative Agent shall be promptly remitted by the Administrative Agent to the Revolving Lenders that shall have made their payments pursuant to this paragraph and to the Swingline Lender, as their interests may appear. The purchase of participations in a Swingline Loan pursuant to this paragraph shall not relieve the Borrower (or other party liable for obligations of the Borrower) of any default in the payment thereof.
Section 2.23.    Letters of Credit. (a) General. Subject to and upon the terms and conditions herein set forth, the Borrower, at any time and from time to time during the Revolving Commitment Period, may request that an Issuing Bank issue for its account a standby letter of credit, a trade letter of credit or a bank guarantee, and the applicable Issuing Bank shall continue any Existing Letters of Credit; provided that each such instrument shall be in such form as may be approved by the Issuing Bank in its reasonable discretion.

(b)    Requirements. (i) Notwithstanding the foregoing, (A) no Letter of Credit shall be issued or continued, as applicable, that would exceed the applicable L/C Commitment then in effect, (B) no Letter of Credit shall be issued or continued, as applicable, that would cause the aggregate amount of the Lenders’ Revolving Exposures at such time to exceed the Total Revolving Commitments then available to the Borrower, (C) each Letter of Credit shall have an expiration date that complies with the provisions set forth in clause (e) of this Section, (D) each Letter of Credit shall be denominated in Dollars or in Euros, (E) no Letter of Credit shall be issued or continued, as applicable, if it would be illegal under any applicable law for the beneficiary of such Letter of Credit to have a Letter of Credit issued in its favor, and (F) no Letter of Credit shall be issued by any Issuing Bank after it has received a written notice from the Borrower or the Administrative Agent stating that a Default or Event of Default has occurred and is continuing until such time as such Issuing Bank shall have received a written notice of (x) rescission of such notice from the party or parties originally delivering such notice or (y) the waiver of such Default or Event of Default in accordance with the provisions of Section 9.08.
(ii)    If any Lender becomes, and during the period it remains, a Defaulting Lender, an Issuing Bank will not be required to issue any Letter of Credit or to amend any outstanding Letter of Credit to increase the face amount thereof, alter the drawing terms thereunder or extend the expiry date thereof, unless such Issuing Bank is satisfied that any exposure that would result therefrom is fully covered or eliminated by any combination satisfactory to such Issuing Bank of the following:
(A)    in the case of a Defaulting Lender, the L/C Exposure of such Defaulting Lender is reallocated, as to outstanding and future Letters of Credit, to the Non-Defaulting Lenders as provided in clause (i) of Section 2.26(b);
(B)    in the case of a Defaulting Lender, without limiting the provisions of Section 2.26(a), the Borrower Cash Collateralizes the obligations of the Borrower in respect of such Letter of Credit in an amount at least equal to the aggregate amount of the unreallocated obligations (contingent or otherwise) of such Defaulting Lender in respect of such Letter of Credit, or make other arrangements satisfactory to the Administrative Agent and such Issuing Bank in their sole discretion to protect them against the risk of non-payment by such Defaulting Lender; and
(C)    in the case of a Defaulting Lender and a proposed issuance of a Letter of Credit by an instrument or instruments in form and substance satisfactory to the Administrative Agent and to such Issuing Bank, the Borrower agrees that the face amount of such requested Letter of Credit will be reduced by an amount equal to the unreallocated, non-Cash Collateralized portion thereof as to which such Defaulting Lender would otherwise be liable, in which case the obligations of the Non-Defaulting Lenders in respect of such Letter of Credit will, subject to the first proviso below, be on a pro rata basis in accordance with the Commitments of the Non-Defaulting Lenders, and the pro rata payment provisions of Section 7.02 will be deemed adjusted to reflect this provision;

provided that (1) the sum of each Non-Defaulting Lender’s total Aggregate Revolving Exposure and total L/C Exposure may not in any event exceed the Commitment of such Non-Defaulting Lender, (2) each such reallocation shall be in an amount and currency which is consistent with those set forth on Schedule 2.01 with respect to such Non-Defaulting Lender, and (3) neither any such reallocation nor any payment by a Non-Defaulting Lender pursuant thereto nor any such Cash Collateralization or reduction will constitute a waiver or release of any claim the Borrower, the Administrative Agent, any Issuing Bank, or any other Lender may have against such Defaulting Lender, or cause such Defaulting Lender to be a Non-Defaulting Lender.
(c)    Letter of Credit Commitment. Upon at least one Business Day’s prior written notice to the Administrative Agent and each Issuing Bank (which notice the Administrative Agent shall promptly transmit to each of the relevant Revolving Lenders), the Borrower shall have the right, on any day, permanently to terminate or reduce the L/C Commitment in respect of Letters of Credit available to be issued for its account in whole or in part.
(d)    Letter of Credit Requests. (i) Whenever the Borrower desires that a Letter of Credit be issued for its account or continued, it shall give the Administrative Agent and the applicable Issuing Bank at least five (or such lesser number as may be agreed upon by the Administrative Agent and the applicable Issuing Bank) Business Days’ written notice thereof. Each notice shall be executed by the Borrower and shall be in the form of Exhibit E (each, a “Letter of Credit Request”). The Administrative Agent shall promptly notify each relevant Revolving Lender of such issuance or continuation. A Letter of Credit Request may also request that any letter of credit or bank guarantee issued by an institution named in this Agreement at the time of such Letter of Credit Request in the definition of “Issuing Bank” for the account of the Borrower be deemed to be a Letter of Credit for all purposes hereunder and under the other Loan Documents. If requested by the applicable Issuing Bank, the Borrower shall also submit, simultaneously with any Letter of Credit Request, a completed and executed Letter of Credit Application in connection with such Letter of Credit Request.
(ii)    The making of each Letter of Credit Request shall be deemed to be a representation and warranty by the Borrower making such request that the Letter of Credit requested thereby may be issued or continued, as applicable, in accordance with, and will not violate the requirements of, Section 2.23(b).
(e)    Expiration Date. Each Letter of Credit shall expire at the close of business on the earlier of (i) the date that is one year or 180 days after the date of the issuance of such standby Letter of Credit or trade Letter of Credit, respectively, and (ii) the L/C Maturity Date, unless such Letter of Credit expires by its terms on an earlier date; provided, however, that a Letter of Credit may, upon the request of the Borrower, include a provision whereby such Letter of Credit shall be renewed automatically for additional consecutive periods of 12 months (or, in the case of any trade Letter of Credit, 180 days) or less (but not beyond the L/C Maturity Date) unless the applicable Issuing Bank or the Borrower notifies the beneficiary thereof at least 30 days prior to the then-applicable expiration date that such Letter of Credit will not be renewed; provided, further, that any such Letter of Credit shall not expire on such expiry date if Cash Collateralized in the amount required by and otherwise in accordance with Section 2.23(l) or fully backstopped pursuant to arrangements reasonably satisfactory to the Administrative Agent and the applicable Issuing Bank.
(f)    Participations. By the issuance of a Letter of Credit for the account of the Borrower and without any further action on the part of the applicable Issuing Bank or the Lenders, the applicable Issuing Bank hereby grants to each Revolving Lender with a Revolving Commitment, and each Revolving Lender hereby acquires from such Issuing Bank, a participation in such Letter of Credit equal to such Revolving Lender’s Revolving Commitment Percentage of the aggregate amount available to be drawn under such Letter of Credit, effective upon the issuance of such Letter of Credit. In consideration and in furtherance of the foregoing, each relevant Revolving Lender hereby absolutely and unconditionally agrees to pay to the Administrative Agent, for the account of the applicable Issuing Bank, such Revolving Lender’s Revolving Commitment Percentage of each L/C Disbursement made by such Issuing Bank and not reimbursed by the Borrower (or, if applicable, another party pursuant to its obligations under any other Loan Document) forthwith on the date due as provided in Section 2.02(g). Each Revolving Lender acknowledges and agrees that its obligation to acquire participations pursuant to this paragraph in respect of Letters of Credit is absolute and unconditional and shall not be affected by any circumstance whatsoever, including the occurrence and continuance of a Default or an Event of Default, and that each such payment shall be made without any offset, abatement, withholding or reduction whatsoever.
(g)    Reimbursement. If any Issuing Bank shall make any L/C Disbursement in respect of a Letter of Credit, the Borrower shall pay to the Administrative Agent an amount equal to such L/C Disbursement not later than 10:00 a.m. (New York time) on the immediately following Business Day.
(h)    Obligations Absolute. The obligations of the Borrower to reimburse L/C Disbursements as provided in paragraph (g) above shall be absolute, unconditional and irrevocable, and shall be performed strictly in accordance with the terms of this Agreement, under any and all circumstances whatsoever, and irrespective of:
(i)    any lack of validity or enforceability of any Letter of Credit or any Loan Document, or any term or provision therein;
(ii)    any amendment or waiver of, or any consent to departure from, all or any of the provisions of any Letter of Credit or any Loan Document;
(iii)    the existence of any claim, setoff, defense or other right that the Borrower, any other party guaranteeing, or otherwise obligated in respect of the Borrower, any subsidiary or other Affiliate thereof or any other person may at any time have against the beneficiary under any Letter of Credit, the applicable Issuing Bank, the Administrative Agent or any Lender or any other person, whether in connection with this Agreement, any other Loan Document or any other related or unrelated agreement or transaction;
(iv)    any draft or other document presented under a Letter of Credit proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect;

(v)    payment by the applicable Issuing Bank under a Letter of Credit against presentation of a draft or other document that does not comply with the terms of such Letter of Credit; and
(vi)    any other act or omission to act or delay of any kind of the applicable Issuing Bank, any Lender, the Administrative Agent or any other person or any other event or circumstance whatsoever, whether or not similar to any of the foregoing, that might, but for the provisions of this Section, constitute a legal or equitable discharge of the obligations of the Borrower hereunder.
Without limiting the generality of the foregoing, it is expressly understood and agreed that the absolute and unconditional obligation of the Borrower hereunder to reimburse L/C Disbursements will not be excused by the gross negligence or willful misconduct of any Issuing Bank. However, the foregoing shall not be construed to excuse any Issuing Bank from liability to the Borrower to the extent of any direct damages (as opposed to consequential damages, claims in respect of which are hereby waived by the Borrower to the extent permitted by applicable law) suffered by the Borrower that are caused by such Issuing Bank’s gross negligence or willful misconduct in determining whether drafts and other documents presented under a Letter of Credit comply with the terms thereof; it is understood that an Issuing Bank may accept documents that appear on their face to be in order, without responsibility for further investigation, regardless of any notice or information to the contrary and, in making any payment under any Letter of Credit (A) an Issuing Bank’s exclusive reliance on the documents presented to it under such Letter of Credit as to any and all matters set forth therein, including reliance on the amount of any draft presented under such Letter of Credit, whether or not the amount due to the beneficiary thereunder equals the amount of such draft and whether or not any document presented pursuant to such Letter of Credit proves to be insufficient in any respect, if such document on its face appears to be in order, and whether or not any other statement or any other document presented pursuant to such Letter of Credit proves to be forged or invalid or any statement therein proves to be inaccurate or untrue in any respect whatsoever, and (B) any noncompliance in any immaterial respect of the documents presented under such Letter of Credit with the terms thereof shall, in each case, be deemed not to constitute willful misconduct or gross negligence of an Issuing Bank.
(i)    Disbursement Procedures. The applicable Issuing Bank shall, promptly following its receipt thereof, examine all documents purporting to represent a demand for payment under a Letter of Credit. Each Issuing Bank may accept documents that appear on their face to be in substantial compliance with the terms of a Letter of Credit without responsibility for further investigation, regardless of any notice or information to the contrary, and may make payment upon presentation of documents that appear on their face to be in substantial compliance with the terms of such Letter of Credit. Each Issuing Bank shall have the right, in its sole discretion, to decline to accept such documents and to make any payment thereon if such documents are not in strict compliance with the terms of such Letter of Credit. The foregoing shall establish the standard of care to be exercised by the Issuing Banks when determining whether drafts and other documents presented under a Letter of Credit comply with the terms thereof (and the parties hereto hereby waive, to the extent permitted by applicable law, any standard of care inconsistent with the foregoing). The applicable Issuing Bank, shall as promptly as possible give written notification to the Administrative Agent and the Borrower, of any demand for payment and whether such Issuing Bank has made or will make an L/C Disbursement thereunder; provided, however, that any failure to give or delay in giving such notice shall not relieve the Borrower of its obligation to reimburse such Issuing Bank and the applicable Lenders with respect to any such L/C Disbursement. The Administrative Agent shall promptly give each relevant Revolving Lender notice thereof.
(j)    Interim Interest. If an Issuing Bank shall make any L/C Disbursement in respect of a Letter of Credit, then, unless the Borrower shall reimburse such L/C Disbursement in full on such date, the unpaid amount thereof shall bear interest for the account of such Issuing Bank, for each day from and including the date of such L/C Disbursement to but excluding the earlier of the date of payment by the Borrower or other Loan Party or the date on which interest shall commence to accrue thereon as provided in Section 2.02(f), at the rate per annum that would apply to such amount if such amount were an (i) in the case of an L/C Disbursement in respect of a Letter of Credit issued in a Stated Amount denominated in Dollars, an ABR Revolving Loan, and (ii) in the case of an L/C Disbursement in respect of a Letter of Credit issued in a Stated Amount denominated in Euros, an Alternative Rate Revolving Loan with a one-month Interest Period.
(k)    Resignation of an Issuing Bank. An Issuing Bank may resign at any time by giving 30 days’ prior written notice to the Administrative Agent, the Revolving Lenders and the Borrower. Upon the acceptance of any appointment as an Issuing Bank hereunder by a Revolving Lender satisfactory to the Borrower and the Administrative Agent (such satisfaction not to be unreasonably withheld or delayed) that shall agree to serve as successor Issuing Bank, such successor shall succeed to and become vested with all the interests, rights and obligations of the retiring Issuing Bank and the retiring Issuing Bank shall be discharged from its obligations to issue additional Letters of Credit hereunder. At the time such resignation shall become effective, the Borrower shall pay all accrued and unpaid fees pursuant to Section 2.05(c)(ii). The acceptance of any appointment as an Issuing Bank hereunder by a successor Revolving Lender shall be evidenced by an agreement entered into by such successor, in a form reasonably satisfactory to the Borrower and the Administrative Agent, and, from and after the effective date of such agreement, (i) such successor Revolving Lender shall have all the rights and obligations of the previous Issuing Bank under this Agreement and the other Loan Documents, and (ii) references herein and in the other Loan Documents to the term “Issuing Bank” shall be deemed to refer to such successor or to any previous Issuing Bank, or to such successor and all previous Issuing Banks, as the context shall require. After the resignation of an Issuing Bank hereunder, the retiring Issuing Bank shall remain a party hereto and shall continue to have all the rights and obligations of an Issuing Bank under this Agreement and the other Loan Documents with respect to Letters of Credit issued by it prior to such resignation but shall not be required to issue additional Letters of Credit.
(l)    Cash Collateralization. If (x) any Event of Default shall occur and be continuing, (y) the aggregate L/C Exposure of all Revolving Lenders exceeds the aggregate L/C Commitments then in effect or (z) as of the L/C Maturity Date, any Letter of Credit for any reason remains outstanding and partially or wholly undrawn and the entire undrawn amount thereof shall not have been backstopped pursuant to arrangements reasonably satisfactory to the Administrative Agent and the applicable Issuing Bank, the Borrower, shall, (1) not later than 10:00 a.m. (New York time) on the L/C Maturity Date, in the case of clause (z), or (2) on the Business Day Holdings or the Borrower receives notice from the Administrative Agent or the Lenders having, or holding, at least a majority of the Total Revolving Commitment at such time (or, if the maturity of the Loans has been accelerated, Revolving Lenders representing greater than 50% of the total L/C Exposure of all Revolving Lenders) thereof (provided that, in the case of an Event of Default described in Section 7.01(h) or (i), such notice shall be deemed to have been given automatically upon the occurrence of such an Event of Default), in the case of clauses (x) and (y), in each case Cash Collateralize the total L/C Exposure of all Revolving Lenders in an aggregate amount equal to, (A) in the case of clause (x), the amount stated therefor in such notice received by Holdings or the Borrower (which shall be reasonably determined by the Administrative Agent or the Lenders delivering such notice, but which, in any event, shall not be less than 100% of the total L/C Exposure of all Revolving Lenders), (B) in the case of clause (y), 100% of the amount by which the total L/C Exposure of all Revolving Lenders then exceeds the L/C Commitment, and (C) in the case of clause (z), 103% of the aggregate amount of L/C Outstandings at such time. Such cash shall be held by the Collateral Agent as collateral for the payment and performance of the obligations of the Borrower under this Agreement. The Collateral Agent shall have exclusive dominion and control, including the exclusive right of withdrawal, over such account. Other than any interest earned on the investment of such deposits in Permitted Investments, which investments shall be made at the option and sole discretion of the Collateral Agent, such deposits shall not bear interest. Interest or profits, if any, on such investments shall accumulate in such account. Moneys in such account shall (i) automatically be applied by the Administrative Agent to reimburse each Issuing Bank for L/C Disbursements for which it has not been reimbursed, (ii) be held for the satisfaction of the reimbursement obligations of the Borrower for the total L/C Exposure of all Revolving Lenders at such time, and (iii) if the maturity of the Loans has been accelerated (but subject to the consent of Revolving Lenders representing greater than 50% of the total L/C Exposure of all Revolving Lenders), be applied to satisfy the Obligations. If the Borrower is required to provide an amount of cash collateral hereunder (I) as a result of the occurrence of an Event of Default, such amount (to the extent not applied as aforesaid) shall be returned to the Borrower within three Business Days after all Events of Default have been cured or waived, or (II) pursuant to clause (y) of the first sentence of this Section 2.23(l), such amount (to the extent not applied as aforesaid) shall be returned to the Borrower promptly following the date on which the circumstances described in such clause (y) cease to exist.
(m)    Additional Issuing Banks. The Borrower may, at any time and from time to time with the consent of the Administrative Agent (which consent shall not be unreasonably withheld or delayed) and such Revolving Lender, designate one or more additional Revolving Lenders to act as an issuing bank under the terms of this Agreement. Any Revolving Lender designated as an issuing bank pursuant to this paragraph shall be deemed to be an “Issuing Bank” (in addition to being a Revolving Lender) in respect of Letters of Credit issued or to be issued by such Revolving Lender, and, with respect to such Letters of Credit, such term shall thereafter apply to the other Issuing Bank and such Revolving Lender.
(n)    Independence. The Borrower acknowledges that the rights and obligations of an Issuing Bank under each Letter of Credit are independent of the existence, performance or nonperformance of any contract or arrangement underlying such Letter of Credit, including contracts or arrangements between such Issuing Bank and the Borrower and between the Borrower and the beneficiary of such Letter of Credit. An Issuing Bank shall have no duty to notify the Borrower of its receipt of a demand or a draft, certificate or other document presented under a Letter of Credit or of its decision to honor such demand. An Issuing Bank may, without incurring any liability to the Borrower or impairing its entitlement to reimbursement under this Agreement, honor a demand under a Letter of Credit despite notice from the Borrower of, and without any duty to inquire into, any defense to payment or any adverse claims or other rights against the beneficiary of the Letter of Credit or any other person. An Issuing Bank shall have no duty to request or require the presentation of any document, including any default certificate, not required to be presented under the terms and conditions of a Letter of Credit. An Issuing Bank shall have no duty to seek any waiver of discrepancies from the Borrower, nor any duty to grant any waiver of discrepancies that the Borrower approves or requests. An Issuing Bank shall have no duty to extend the expiration date or term of a Letter of Credit or to issue a replacement Letter of Credit on or before the expiration date of a Letter of Credit or the end of such term except in accordance with the terms and conditions of a Letter of Credit.
(o)    Governing Rules. The Borrower agrees that each Letter of Credit shall be governed by the Uniform Customs and Practice for Documentary Credits, International Chamber of Commerce (“ICC”) Publication No. 600 (2007 Revision) or, at the applicable Issuing Bank’s option, such later revision thereof in effect at the time of issuance of such Letter of Credit (as so chosen for such Letter of Credit, the “UCP”) or the International Standby Practices 1998, ICC Publication No. 590 or, at the applicable Issuing Bank’s option, such later revision thereof in effect at the time of issuance of such Letter of Credit (as so chosen for such Letter of Credit, the “ISP”, and each of the UCP and the ISP, an “ICC Rule”). An Issuing Bank’s privileges, rights and remedies under such ICC Rules shall be in addition to, and not in limitation of, its privileges, rights and remedies expressly provided for herein. The UCP and the ISP shall serve, in the absence of proof to the contrary, as evidence of general banking usage with respect to the subject matter thereof. The Borrower agrees that for matters not addressed by the chosen ICC Rule, each Letter of Credit shall be subject to and governed by the laws of the State of New York and applicable United States Federal laws. If, at the Borrower’s request, a Letter of Credit expressly chooses a state or country law other than New York State law and United States Federal law or is silent with respect to the choice of an ICC Rule or a governing law, an Issuing Bank shall not be liable for any payment, cost, expense or loss resulting from any action or inaction taken by such Issuing Bank if such action or inaction is or would be justified under an ICC Rule, New York law, applicable United States Federal law or the law governing such Letter of Credit.
Section 2.24.    Incremental Facilities.
(a)    At any time and from time to time, subject to the terms and conditions set forth herein, the Borrower may, by written notice to the Administrative Agent (whereupon the Administrative Agent shall promptly deliver a copy to the Lenders), request (i) additional Term Loans or one or more additional tranches of term loans hereunder (collectively, the “Incremental Term Loans”), (ii) increases in the amount of the Revolving Commitments or one or more additional tranches of revolving loans hereunder (collectively, the “Incremental Revolving Loans”), or (iii) in lieu of the Term Loans or additional tranches of term loans described in clause (i) above, junior lien secured or unsecured term loans that would be issued pursuant to separate loan documentation and not pursuant to this Agreement (collectively, the “Incremental Other Term Loans”; and together with the Incremental Term Loans and the Incremental Revolving Loans, collectively, the “Incremental Facilities”). Notwithstanding anything to the contrary herein, the aggregate amount of the Incremental Facilities incurred after the Closing Date shall not exceed an amount equal to U.S.$100,000,000 (the “Non‑Ratio‑Based Incremental Facility Cap”); provided that the Borrower may incur additional Incremental Facilities without regard to the Non-Ratio-Based Incremental Facility Cap (each such Incremental Facility, a “Ratio-Based Incremental Facility”) so long as the Senior Secured Net Leverage Ratio, determined on a Pro Forma Basis (after giving effect to any Permitted Acquisition, Investment or repayment of Indebtedness with the proceeds of such Incremental Facility, in each case if permitted hereunder), is equal to or less than 3.80:1.00 (calculated, in the case of all Incremental Revolving Loans, as if such Indebtedness were fully drawn, and, in the case of all Incremental Facilities, excluding from Unrestricted Cash and Cash Equivalents the aggregate amount of cash proceeds thereof). Each tranche of Incremental Term Loans shall be in an integral multiple of U.S.$1,000,000 and in an aggregate principal amount that is not less than U.S.$10,000,000 (or such lesser minimum amount approved by the Administrative Agent in its reasonable discretion) and each tranche of Incremental Revolving Loans shall be in an integral multiple of U.S.$1,000,000 and in an aggregate principal amount that is not less than U.S.$10,000,000 (or such lesser minimum amount approved by the Administrative Agent in its reasonable discretion); provided that such amount may be less than such applicable minimum amount or integral multiple amount if such amount represents all the remaining availability under the Non-Ratio-Based Incremental Facility Cap or in respect of Ratio-Based Incremental Facilities.
(b)    Each notice from the Borrower pursuant to this Section 2.24 shall set forth the requested amount and proposed terms of the relevant Incremental Facility. Incremental Loans may be provided by any existing Lender (it being understood that no existing Lender will have an obligation to provide any portion of an Incremental Facility), in each case, on terms permitted under this Section 2.24 or any Additional Lender; provided that the Administrative Agent, the Swingline Lender and each Issuing Bank shall have consented (in each case, such consent not to be unreasonably withheld, delayed or conditioned) to any Additional Lender’s providing such Incremental Loans if such consent by the Administrative Agent, the Swingline Lender or such Issuing Bank would be required under Section 9.04 for an assignment of Loans to such Additional Lender. Each Incremental Facility (other than any Incremental Other Term Loans) shall become effective pursuant to an amendment (each, an “Incremental Facility Amendment”) to this Agreement and, as appropriate, the other Loan Documents, executed by the Borrower, each Lender or Additional Lender providing such Incremental Facility and the Administrative Agent. The Borrower shall promptly notify the Administrative Agent as to the effectiveness of any Incremental Other Term Loans. The Administrative Agent shall promptly notify each Lender as to the effectiveness of each Incremental Facility Amendment and, to the extent notified by the Borrower, any Incremental Other Term Loans. Each of the parties hereto hereby agrees that, upon the effectiveness of any Incremental Facility Amendment, this Agreement and the other Loan Documents, as applicable, may be amended to the extent (but only to the extent) necessary to reflect the existence and terms of the Incremental Facility and the Incremental Loans evidenced thereby. Any Incremental Facility Amendment may, without the consent of any person other than the Administrative Agent, the Borrower and the Lenders or Additional Lenders providing the applicable Incremental Facility (and, if the subject of such Incremental Facility Amendment is Incremental Revolving Loans, the Issuing Bank and the

Swingline Lender, as applicable), effect such amendments to this Agreement and the other Loan Documents as may be necessary or appropriate, in the reasonable opinion of the Administrative Agent and the Borrower, to effect the provisions of this Section 2.24. This Section 2.24(b) shall supersede any provisions in Section 9.08 to the contrary.
(c)    (i) No Incremental Term Loans or Incremental Other Term Loans shall require any scheduled or other mandatory repayment of principal (other than (x) in the case of Incremental Term Loans only, amortization not to exceed 1.0% per annum (or such higher annual amortization rate necessary the achieve trading fungibility between such Incremental Term Loans and the other Term Loans, as reasonably determined by the Administrative Agent and the arranger of such Incremental Facility) of the aggregate principal amount thereof, and prepayments in which the existing Term Lenders are entitled to participate on no less than a pro rata basis and (y) (A) maturity payments and customary mandatory prepayments for a customary bridge financing which, subject to customary conditions, provides for automatic conversion or exchange into Indebtedness that otherwise complies with the requirements of this definition or (B) customary “AHYDO” payments) prior to the repayment of the existing Term Loans in full; provided that any Incremental Term Loans may provide for the ability of the Lenders or Additional Lenders providing such Incremental Term Loans to participate on a pro rata basis or less than pro rata basis (but not greater than a pro rata basis) in any voluntary or mandatory prepayments of the Term Loans to the extent otherwise required or permitted hereunder, (ii) the interest rate, upfront fees and original issue discount for any Incremental Term Loans shall be as determined by the Borrower and the Lenders or Additional Lenders providing such Incremental Term Loans; provided that in the event that the “effective yield” on any Incremental Term Loans (excluding, for the avoidance of doubt, any Incremental Other Term Loans) provided within an 18-month period following the Closing Date (which shall be determined by (x) including interest rate margins, original issue discount (based on a four-year average life to maturity or, if less, the remaining life to maturity) and upfront fees payable by the Borrower generally to all the lenders of such Incremental Term Facility and (y) if such Incremental Term Loans are subject to an interest rate floor greater than the interest rate floor applicable to the Term Loans, such differential between interest rate floors shall be equated to the “effective yield” for purposes of determining whether an increase to the interest rate margin for the Term Loans shall be required, but only to the extent an increase in the interest rate floor applicable to the Term Loans would cause an increase in the interest rate then in effect, and in such case, the interest rate floor (but not the interest rate margin) applicable to the Term Loans shall be increased to the extent of such differential between interest rate floors and (z) excluding customary arrangement, commitment, structuring, underwriting or other fees, in each case not shared generally with all relevant lenders) (the “Incremental Yield”) exceeds the yield on the Term Loans hereunder (determined as provided in the immediately preceding parenthetical) by more than 0.50%, then the interest margins for the Term Loans hereunder shall automatically be increased to a level such that the yield on such Term Loans is 0.50% below the Incremental Yield (it being agreed that any increase in yield to any existing facility required due to the application of an Adjusted Interbank Offered Rate or ABR “floor” on any Incremental Facility shall be effected solely through an increase therein (or implementation thereof, as applicable)) and (iii) except as otherwise provided in this Section 2.24, all other terms of such Incremental Facility, if not consistent with the terms of the existing Loans, will be as agreed between the Borrower and the Lenders or Additional Lenders providing such Incremental Facility; provided that such other terms that are not consistent with the existing Loans hereunder shall have been consented to by the Administrative Agent (such consent not to be unreasonably withheld, delayed or conditioned). Any Incremental Revolving Loans shall be on the same terms and conditions as the Revolving Loans hereunder.
(d)    With respect to any Incremental Term Loans (i) the final maturity date thereof shall be no earlier than the Latest Maturity Date in respect of Term Loans, (ii) the Weighted Average Life to Maturity of such Incremental Term Loans shall be no shorter than the remaining Weighted Average Life to Maturity of the then outstanding Term Facility under the Loan Documents with the longest Weighted Average Life to Maturity and (iii) subject to clauses (i) and (ii) and paragraph (c)(i) above, the amortization schedules applicable to such Incremental Term Loans shall be as determined by the Borrower and the Lenders or Additional Lenders thereunder.
(e)    Each of the Incremental Term Loans and the Incremental Other Term Loans shall rank pari passu in right of security with the Revolving Loans and the Term Loans (provided that any Incremental Other Term Loans may rank junior in right of security with the Revolving Loans and the Term Loans (“Junior Lien Incremental Other Term Loans”) or be unsecured (“Unsecured Incremental Other Term Loans”) so long as with respect to any Junior Lien Incremental Other Term Loans, an intercreditor agreement shall be entered into with the Representative of such providers of such Junior Lien Incremental Other Term Loans in form and substance reasonably satisfactory to the Administrative Agent, the Collateral Agent and the Borrower.
(f)    Notwithstanding the foregoing, no Incremental Facility Amendment or Incremental Other Term Loans shall become effective unless, on the date of such effectiveness (each, an “Incremental Facility Closing Date”), (i) the representations and warranties set forth in the Loan Documents are true and correct in all material respects (or, in the case of any representations and warranties qualified by materiality or Material Adverse Effect, in all respects) as of such date with the same effect as though made on and as of such date, except to the extent such representations and warranties expressly relate to an earlier date (in which such case such representations and warranties shall be true and correct in all material respects as of such earlier date), (ii) at the time of and immediately after such effectiveness, no Event of Default has occurred and is continuing or would result from the incurrence of such Incremental Facility and (iii) after giving effect to the Incremental Facility (and giving effect to any Permitted Acquisition, Investment or repayment of Indebtedness with the proceeds of such Incremental Facility, in each case if permitted hereunder), the Borrower would be in compliance with the Financial Maintenance Covenants, determined on a Pro Forma Basis after giving effect to the incurrence of such Incremental Facility (calculated, in the case of all Incremental Revolving Loans, as if such Indebtedness were fully drawn, and, in the case of all Incremental Facilities, excluding from Unrestricted Cash and Cash Equivalents the aggregate amount of cash proceeds thereof); provided that if the proceeds of such Incremental Loans are, substantially concurrently with the receipt thereof, to be used by the Borrower or any Loan Party to finance, in whole or in part, a Permitted Acquisition or a committed Investment permitted hereunder, then (x) the only representations and warranties that will be required to be true and correct in all material respects (or, in the case of any representations and warranties qualified by materiality or Material Adverse Effect, in all respects) as of the applicable Incremental Facility Closing Date shall be (A) the Specified Representations and (B) such of the representations and warranties made by or on behalf of the applicable acquired company or business in the applicable acquisition agreement as are material to the interests of the Lenders, but only to the extent that the Borrower or any other Subsidiary has the right to terminate the obligations of the Borrower or such other Subsidiary under such acquisition agreement or not consummate such acquisition as a result of a breach of such representations or warranties in such acquisition agreement), and (y) in lieu of the requirements of clauses (ii) and (iii), at the time of and immediately after such effectiveness, no payment or bankruptcy Default or Event of Default shall have occurred or be continuing or would result from the incurrence of such Incremental Facility. The proceeds of any Incremental Loans will be used for general corporate purposes (including financing capital expenditures, Permitted Acquisitions, Restricted Payments, refinancing of Indebtedness and any other Investment or transaction not prohibited hereunder) and otherwise in compliance with this Agreement, including Section 3.26(c) and the second sentence of Section 5.08.
Section 2.25.    Refinancing Amendment. At any time and from time to time, the Borrower may obtain, from any Lender or any Additional Lender, Credit Agreement Refinancing Indebtedness in exchange for or to extend, renew, replace or refinance the Revolving Loans and/or the Term Loans in whole or in part, in each case, pursuant to a Refinancing Amendment, which Credit Agreement Refinancing Indebtedness may, at the election of the Borrower, take the form of new Term Loans (the “Other Term Loans”) or new Revolving Loans (the “Other Revolving Loans”, together with the Other Term Loans, the “Other Loans”) under an additional Facility hereunder; provided that there shall be no obligors in respect of any Credit Agreement Refinancing Indebtedness that are not Loan Parties. Any Other Loans may participate on a pro rata basis or on a less than pro rata basis (but not on a greater than pro rata basis) in any voluntary or mandatory prepayments hereunder, as specified in the applicable Refinancing Amendment (provided that if the Lenders or Additional Lenders providing such Credit Agreement Refinancing Indebtedness have the ability to decline mandatory prepayments, any such mandatory prepayment that is not accepted by such Lenders or Additional Lenders shall be applied, subject to the right of any applicable Lender to decline mandatory prepayments (if any), to the non-refinanced Loans of the Class being refinanced). The effectiveness of any Refinancing Amendment shall be subject to the satisfaction on the date thereof of each of the conditions set forth in Section 4.02 (including, solely to the extent reasonably requested by the Administrative Agent, receipt by the Administrative Agent of customary legal opinions, board resolutions, officers’ certificates and/or reaffirmation agreements consistent with those delivered on the Closing Date under Sections 4.01 and 4.02 or thereafter under Section 5.17 (other than changes to such legal opinions resulting from a change in law, change in fact or change to counsel’s form of opinion reasonably satisfactory to the Administrative Agent)). Each incurrence of Credit Agreement Refinancing Indebtedness under this Section 2.25 shall be in an aggregate principal amount of not less than U.S.$5,000,000. The Administrative Agent shall promptly notify each Lender as to the effectiveness of each Refinancing Amendment. Each of the parties hereto hereby agrees that, upon the effectiveness of any Refinancing Amendment, this Agreement may be amended to the extent (but only to the extent) necessary to reflect the existence and terms of the Credit Agreement Refinancing Indebtedness incurred pursuant thereto (including any amendments necessary to treat the Loans subject thereto as Other Loans). Any Refinancing Amendment may, without the consent of any person other than the Administrative Agent, the Borrower and the Lenders or Additional Lenders providing the applicable Credit Agreement Refinancing Indebtedness (and, if the subject of such Refinancing Amendment is Other Revolving Loans, the Issuing Bank and the Swingline Lender, as applicable), effect such amendments to this Agreement and the other Loan

Documents as may be necessary or appropriate, in the reasonable opinion of the Administrative Agent and the Borrower, to effect the provisions of this Section 2.25. This Section 2.25 shall supersede any provisions in Section 9.08 to the contrary. It is understood that (a) any Lender approached to provide all or a portion of Credit Agreement Refinancing Indebtedness may elect or decline, in its sole discretion, to provide such Credit Agreement Refinancing Indebtedness (it being understood that there is no obligation to approach any existing Lenders to provide any such commitment to provide Other Loans) and (b) the Administrative Agent, the Swingline Lender and each Issuing Bank shall have consented (such consent not to be unreasonably withheld, delayed or conditioned) to such person’s providing such Credit Agreement Refinancing Indebtedness if such consent would be required under Section 9.04 for an assignment of Loans of the same Class as such Credit Agreement Refinancing Indebtedness to such person.
Section 2.26.    Defaulting Lenders. (a) If a Lender becomes, and during any period it remains, a Defaulting Lender, if any Letter of Credit is at the time outstanding, the applicable Issuing Bank (except, in the case of a Defaulting Lender, to the extent the Commitments have been fully reallocated pursuant to Section 2.26(b)), by notice to the Borrower and such Defaulting Lender through the Administrative Agent, may require the Borrower to Cash Collateralize the obligations of the Borrower to such Issuing Bank in respect of such Letter of Credit in an amount at least equal to the aggregate amount of the unreallocated obligations (contingent or otherwise) of such Defaulting Lender to be applied pro rata in respect thereof, or to make other arrangements satisfactory to the Administrative Agent and to such Issuing Bank in their sole discretion to protect them against the risk of non-payment by such Defaulting Lender.
(b)    If a Lender becomes, and during the period it remains, a Defaulting Lender, the following provisions shall apply with respect to any outstanding L/C Exposure or Swingline Exposure of such Defaulting Lender:
(i)    the unfunded L/C Exposure or Swingline Exposure, as the case may be, of such Defaulting Lender will, subject to the limitation in the first proviso below, automatically be reallocated (effective on the day such Lender becomes a Defaulting Lender) among the Non-Defaulting Lenders pro rata in accordance with their respective Commitments; provided that (A) the sum of each Non-Defaulting Lender’s Aggregate Revolving Exposure and total L/C Exposure may not in any event exceed the Commitment of such Non-Defaulting Lender as in effect at the time of such reallocation, (B) each such reallocation shall be in an amount and currency which is consistent with those set forth on Schedule 2.01 with respect to such Non-Defaulting Lender, and (C) neither such reallocation nor any payment by a Non‑Defaulting Lender pursuant thereto will constitute a waiver or release of any claim the Borrower, the Administrative Agent, any Issuing Bank, the Swingline Lender or any other Lender may have against such Defaulting Lender or cause such Defaulting Lender to be a Non‑Defaulting Lender;
(ii)    the reallocation described in clause (i) above shall not be effected if, at the time of any such reallocation, the conditions described in Section 4.01 are not satisfied;
(iii)    to the extent that any portion (the “unreallocated portion”) of such Defaulting Lender’s unfunded L/C Exposure or Swingline Exposure, as the case may be,

cannot be so reallocated, whether by reason of the first proviso in clause (i) above or otherwise, the Borrower will, not later than three Business Days after demand by the Administrative Agent (at the direction of each Issuing Bank or the Swingline Lender, as applicable), (A) first, prepay Swingline Loans of the applicable Class in an amount at least equal to the aggregate amount of the unreallocated portion of such Swingline Exposure and second, Cash Collateralize the obligations of the Borrower to such Issuing Bank in respect of such L/C Exposure in an amount at least equal to the aggregate amount of the unreallocated portion of such L/C Exposure or (B) make other arrangements satisfactory to the Administrative Agent and to such Issuing Bank in their sole discretion to protect them against the risk of non-payment by such Defaulting Lender; and
(iv)    any amount paid by the Borrower or otherwise received by the Administrative Agent for the account of a Defaulting Lender under this Agreement (whether on account of principal, interest, fees, indemnity payments or other amounts) will not be paid or distributed to such Defaulting Lender, but will instead be retained by the Administrative Agent in a segregated non-interest bearing account until (subject to Section 2.26(f)) the Termination Date and will be applied by the Administrative Agent, to the fullest extent permitted by law, to the making of payments from time to time in the following order of priority: first to the payment of any amounts owing by such Defaulting Lender to the Administrative Agent under this Agreement, second to the payment of any amounts owing by such Defaulting Lender to the Issuing Banks and the Swingline Lender (pro rata as to the respective amounts owing to each of them) under this Agreement, third to the payment of post-default interest and then current interest due and payable to the Lenders hereunder other than Defaulting Lenders, ratably among them in accordance with the amounts of such interest then due and payable to them, fourth to the payment of fees then due and payable to the Non-Defaulting Lenders hereunder, ratably among them in accordance with the amounts of such fees then due and payable to them, fifth to pay principal and unreimbursed Loans in respect of Letters of Credit then due and payable to the Non-Defaulting Lenders hereunder ratably in accordance with the amounts thereof then due and payable to them, sixth so long as no Default of Event of Default exists, to the payment of any amounts owing to the Borrower as a result of any judgment of a court of competent jurisdiction obtained by the Borrower against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement, seventh to the ratable payment of other amounts then due and payable to the Non‑Defaulting Lenders, and eighth after the Termination Date, to pay amounts owing under this Agreement to such Defaulting Lender or as a court of competent jurisdiction may otherwise direct.
(c)    In furtherance of the foregoing, if any Lender becomes, and during any period it remains, a Defaulting Lender, each Issuing Bank and the Swingline Lender is hereby authorized by the Borrower (which authorization is irrevocable and coupled with an interest) to give, in its discretion, through the Administrative Agent, a Borrowing Request pursuant to Section 2.03 in such amounts (subject to the limitations set forth in the proviso in Section 2.26(b)(i)) and at such times as may be required to (i) reimburse an outstanding L/C Disbursement, (ii) Cash Collateralize (only to the extent of any Defaulting Lender’s unreallocated portion under clause (b)(iii) above) the obligations of the Borrower in respect of outstanding Letters of Credit in an amount at least equal to the aggregate amount of the obligations (contingent or otherwise) of such Defaulting Lender in respect of such Letter of Credit and/or (iii) prepay (only to the extent of any Defaulting Lender’s unreallocated portion under clause (b)(iii) above) the obligations of the Borrower in respect of outstanding Swingline Loans in an amount at least equal to the aggregate amount of the obligations (contingent or otherwise) of such Defaulting Lender in respect of such Swingline Loans.
(d)    Anything herein to the contrary notwithstanding, if at any time the Required Lenders determine that the person serving as Administrative Agent or Swingline Lender, as applicable, is (without taking into account any provision in the definition of “Defaulting Lender” requiring notice from the Administrative Agent or any other party) a Defaulting Lender pursuant to clause (v) of the definition thereof, the Required Lenders (determined after giving effect to Section 9.08) may by notice to the Borrower and such person remove such person as Administrative Agent or Swingline Lender, as applicable, and, in consultation with the Borrower, appoint a replacement Administrative Agent or Swingline Lender, respectively, hereunder. Such removal will, to the fullest extent permitted by applicable law, be effective on the earlier of (i) the date a replacement Administrative Agent or Swingline Lender, as the case may be, is appointed, and (ii) the date thirty days after the giving of such notice by the Required Lenders (regardless of whether a replacement Administrative Agent or Swingline Lender, as applicable, has been appointed).
(e)    The Borrower may terminate the unused amount of the Commitment of a Defaulting Lender upon not less than thirty Business Days’ prior notice to the Administrative Agent (which will promptly notify the Lenders thereof), and in such event the provisions of Section 2.26(b)(iii) will apply to all amounts thereafter paid by the Borrower for the account of such Defaulting Lender under this Agreement (whether on account of principal, interest, fees, indemnity or other amounts), provided that such termination will not be deemed to be a waiver or release of any claim the Borrower, the Administrative Agent, any Issuing Bank, or any Lender may have against such Defaulting Lender.
(f)    If the Borrower, the Administrative Agent, the Swingline Lender and the Issuing Banks agree in writing, in their discretion, that a Lender is no longer a Defaulting Lender, the Administrative Agent will so notify the parties hereto, whereupon as of the effective date specified in such notice and subject to any conditions set forth therein (which may include arrangements with respect to any amounts then held in the segregated account referred to in Section 2.26(b)), such Lender will, to the extent applicable, purchase at par such portion of outstanding Loans of the other Lenders and/or make such other adjustments as the Administrative Agent may determine to be necessary to cause the Aggregate Revolving Exposure and L/C Exposure of the Lenders to be on a pro rata basis in accordance with their respective Commitments, whereupon such Lender will cease to be a Defaulting Lender and will be a Non-Defaulting Lender (and such exposure of each Lender will automatically be adjusted on a prospective basis to reflect the foregoing); provided that no adjustments will be made retroactively with respect to fees accrued or payments made by or on behalf of the Borrower while such Lender was a Defaulting Lender; and provided further that except to the extent otherwise expressly agreed by the affected parties, no change hereunder from Defaulting Lender to Non-Defaulting Lender will constitute a waiver or release of any claim of any party hereunder arising from such Lender’s having been a Defaulting Lender.

(g)    So long as any Lender is a Defaulting Lender, (i) the Swingline Lender shall not be required to fund any Swingline Loans unless it is satisfied that it will have no Fronting Exposure after giving effect to such Swingline Loan and (ii) the Issuing Bank shall not be required to issue, extend, renew or increase any Letter of Credit unless it is satisfied that it will have no Fronting Exposure after giving effect thereto.
ARTICLE III
REPRESENTATIONS AND WARRANTIES
Each of Holdings and the Borrower jointly and severally represents and warrants to the Administrative Agent, the Collateral Agent, the Issuing Banks and each of the Lenders that:
Section 3.01.    Organization; Powers. Each of Holdings, each other Loan Party and each of the other Material Subsidiaries (a) is duly incorporated or formed, validly existing and (to the extent such concept is relevant) in good standing under the laws of the jurisdiction of its organization or formation, (b) has all requisite power and authority, and the legal right, to own and operate its property and assets, to lease the property it operates as lessee and to carry on its business as now conducted and as proposed to be conducted, (c) is qualified to do business in, and (to the extent such concept is relevant) is in good standing in, every jurisdiction where such qualification is required, except where the failure to do so could not reasonably be expected to have a Material Adverse Effect, and (d) has the power and authority, and the legal right, to execute, deliver and perform its obligations under this Agreement, each of the other Loan Documents and each other agreement or instrument contemplated hereby or thereby to which it is or will be a party, including, in the case of the Borrower, to borrow hereunder, and, in the case of each Loan Party, to grant the Liens and provide the Guaranty contemplated to be granted and provided by it under the Security Documents.
Section 3.02.    Authorization; No Conflicts. The Transactions (a) have been duly authorized by all requisite corporate, partnership or limited liability company and, if required, stockholder, partner or member action, and (b) will not (i) violate (A) any provision of material law, statute, rule or regulation, or of the Constituent Documents of Holdings, any other Loan Party or any other Material Subsidiary, (B) any material order of any Governmental Authority, or (C) any provision of any indenture, agreement or other instrument to which Holdings or any Subsidiary is a party or by which any of them or any of their property is or may be bound, except where any such violation could not reasonably be expected to have a Material Adverse Effect, (ii) be in conflict with, result in a breach of or constitute (alone or with notice or lapse of time or both) a default under, or give rise to any right to accelerate or to require the prepayment, repurchase or redemption of any obligation under any such indenture, agreement or other instrument, except where any such conflict, breach or default could not reasonably be expected to have a Material Adverse Effect, or (iii) result in the creation or imposition of any Lien upon or with respect to any property or assets now owned or hereafter acquired by Holdings or any Subsidiary (other than Liens created or permitted to exist under the Loan Documents).
Section 3.03.    Enforceability. This Agreement has been duly executed and delivered by Holdings and the Borrower and constitutes, and each other Loan Document when executed and delivered by each Loan Party thereto will constitute, a legal, valid and binding obligation of such Loan Party enforceable against such Loan Party in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law.
Section 3.04.    Governmental Approvals. No action, consent or approval of, registration or filing with, Permit from, notice to, or any other action by, any Governmental Authority is or will be required in connection with the Transactions, except for (a) the filing of Financing Statements and those filings, stampings and recordations with respect to the Collateral to be made (or otherwise delivered to the Collateral Agent for filing or recordation) as of the Closing Date or promptly thereafter within any applicable time limit provided by relevant legislation or other laws (including filings necessary to perfect the Liens on the Collateral), and subsequent filings and recordings with the applicable intellectual property office or registrar or similar Governmental Authority with respect to issued, registered or applied-for Intellectual Property acquired or created by Holdings or any of the Subsidiaries after the Closing Date, (b) such as have been made or obtained and are in full force and effect, (c) filings necessary to release collateral provided under the Existing Credit Facilities which have been delivered (or will be delivered in accordance with Section 5.17) for filing and for which a payoff letter has been obtained acknowledging that such collateral has been (or will be in accordance with Section 5.17) released from any Lien created thereunder and authorizing such filings, (d) filings required to transfer or otherwise maintain the effectiveness of Permits issued under Environmental Laws, (e) any of the foregoing in connection with an exercise of remedies under any of the Security Documents, and (f) other filings and recordations (other than those relating to Collateral), in each case, the failure of which to make could not reasonably be expected to result in a Material Adverse Effect.
Section 3.05.    Financial Statements. The Audited Accounts have been prepared in accordance with GAAP as in effect at the date of their preparation, and give a true and fair view of the assets, liabilities and state of financial affairs of each person for which such report was prepared and of the profits or losses for the period concerned.
Section 3.06.    No Material Adverse Change. No event, change or condition has occurred since December 31, 2013 that has caused, or could reasonably be expected to cause with respect to any Credit Event, a Material Adverse Effect.
Section 3.07.    Title to Properties; Real Property Matters. Each of Holdings and the Material Subsidiaries, as applicable, has good and marketable title to, or valid leasehold or subleasehold interests (or applicable local equivalents) in, or other right to use, all its material properties and assets (including all Material Real Property) free and clear of all Liens, except for minor defects in title that, in the aggregate, are not substantial in amount and do not materially detract from the value of the property subject thereto or interfere with its ability to conduct its business as currently conducted or to utilize such properties and assets for their intended purposes and except for Liens expressly permitted by Section 6.02. Except where the failure could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each parcel of Material Real Property is free from material structural defects and all building systems contained therein are in good working order and condition, ordinary wear and tear excepted, suitable for the purposes for which they are currently being used. No portion of the Material Real Property has suffered any material uninsured damage by fire or other casualty or loss that has not heretofore been adequately repaired and restored such that the damaged property can be used substantially as used prior to such damage, except where such damage or failure to repair and restore could not reasonably be expected to have a Material Adverse Effect. Each parcel of Material Real Property and the current use thereof complies in all material respects with all applicable laws (including building and zoning ordinances and codes) and with all insurance requirements, except where the failure to do so could not reasonably be expected to have a Material Adverse Effect.
Section 3.08.    Subsidiaries. Schedule 3.08 sets forth as of the Closing Date a list of all subsidiaries of Holdings (and each Excluded Subsidiary, including each Immaterial Subsidiary, and each Unrestricted Subsidiary is identified as such on such list), including each such subsidiary’s exact legal name (as reflected in such subsidiary’s Constituent Documents) and jurisdiction of incorporation or formation and the percentage ownership interest of Holdings (direct or indirect) and any other subsidiaries therein, and identifies each subsidiary that is a Loan Party. The shares of capital stock or other Equity Interests so indicated on Schedule 3.08 are fully paid and non-assessable, if applicable, and are owned by Holdings, directly or indirectly, free and clear of all Liens (other than Permitted Equity Collateral Liens), except where indicated on Schedule 3.08.
Section 3.09.    Litigation; Compliance with Laws. (a) Schedule 3.09 sets forth as of the Closing Date a list of all actions, suits or proceedings at law or in equity or by or before any arbitrator or Governmental Authority now pending or, to the knowledge of a Responsible Officer, threatened against or affecting Holdings or any Subsidiary or any business, property or rights of any such person (i) that involve any Loan Document or the Transactions, or (ii) as to which there is a reasonable possibility of an adverse determination and that, in either case, if adversely determined, could reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect.
(b)    Except as set out in Section 3.17, none of Holdings or any of the Subsidiaries, or any of their respective material properties or assets, is in violation of, nor will the continued operation or management of their material properties and assets as currently conducted violate, any law, rule or regulation (including any zoning, building, ordinance, code or approval or any building permits) or any restrictions of record or agreements affecting any Hotel Real Property or the operation or management thereof, or is in default with respect to any judgment, writ, injunction, decree or order of any Governmental Authority, where such violation or default, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect.
(c)    Certificates of occupancy (and comparable foreign certificates) or their equivalent under applicable local law where applicable or available and Permits are in effect for each Material Hotel Real Property as currently constructed, except where the failure to be so in effect could not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect.
(d)    This Section 3.09 does not apply to Environmental Laws (which shall be subject to Section 3.17).

Section 3.10.    [Reserved].
Section 3.11.    Federal Reserve Regulations. (a) None of Holdings or any of the Subsidiaries is engaged principally, or as one of its important activities, in the business of extending credit for the purpose of buying or carrying Margin Stock.
(b)    No part of the proceeds of any Loan, and no Letter of Credit, will be used, whether directly or indirectly, and whether immediately, incidentally or ultimately, for purchasing or carrying Margin Stock, for extending credit to others for the purpose of purchasing or carrying Margin Stock, or for the purpose of purchasing, carrying or trading in any securities under such circumstances as to involve Holdings or the Borrower in a violation of Regulation X or to involve any broker or dealer in a violation of Regulation T. No Indebtedness being reduced or retired out of the proceeds of any Loans or Letters of Credit was or will be incurred for the purpose of purchasing or carrying any Margin Stock or to extend credit to others for the purpose of purchasing or carrying Margin Stock. Following the application of the proceeds of the Loans and the Letters of Credit, Margin Stock will not constitute more than 25% of the value of the assets of the Consolidated Group. None of the transactions contemplated by this Agreement will violate or result in the violation of the Board’s Regulation T, U or X.
Section 3.12.    Investment Company Act. None of Holdings nor any of the Subsidiaries is an “investment company” as defined in, or subject to regulation under, the Investment Company Act.
Section 3.13.    Use of Proceeds. The Borrower will use the proceeds of the Term Loans (a) for general corporate purposes of Holdings and (b) to pay a portion of the fees and expenses incurred in connection with the Transactions. The Borrower will use the proceeds of the Revolving Loans (i) on the Closing Date to pay a portion of the fees and expenses incurred in connection with the Transactions and (ii) after the Closing Date, to provide working capital and for general corporate purposes of Holdings. The Existing Letters of Credit shall be continued under the L/C Commitment on the Closing Date.
Section 3.14.    Tax Returns. Each of Holdings and each of the Subsidiaries has timely filed or timely caused to be filed all federal, provincial, state, local and foreign tax returns or materials required to have been filed by it and all such tax returns are correct and complete except in each case where the failure to do so could not reasonably be expected to result in a Material Adverse Effect. Each of Holdings and each of the Material Subsidiaries has timely paid or timely caused to be paid all material Taxes due and payable by it and all assessments received by it, except Taxes that are being contested in good faith by appropriate proceedings and for which Holdings or such Material Subsidiary, as applicable, shall have set aside on its books adequate reserves in accordance with GAAP. Holdings and each of the Subsidiaries has made adequate provision in accordance with generally accepted accounting principles in the applicable jurisdiction for all material Taxes not yet due and payable. None of Holdings or any of the Subsidiaries (a) intends to treat the Loans or any of the transactions contemplated by any Loan Document as being a “reportable transaction” (within the meaning of U.S. Treasury Regulation Section 1.6011-4), or (b) is aware of any facts or events that would result in such treatment.

Section 3.15.    No Material Misstatements. None of (i) the Confidential Information Memorandum or (ii) any other material written information, report, financial statement, exhibit or schedule (other than projections and information of a general economic or industry nature) furnished by or on behalf of Holdings or any Subsidiary to the Administrative Agent, the Collateral Agent, any Joint Book Running Manager, the Senior Co-Manager or any Lender for use in connection with the transactions contemplated by, or pursuant to, the Loan Documents or included therein or delivered pursuant thereto contained (when taken as a whole), contains or will contain any material misstatement of fact or omitted, omits or will omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were, are or will be made, not misleading when taken as a whole (after giving effect to any written supplements thereto); provided, however, that to the extent any such information, report, financial statement, exhibit or schedule was based upon or constitutes a forecast, projection or other forward looking information, Holdings and the Borrower represents only that it acted in good faith and utilized assumptions reasonable at the time made and due care in the preparation of such information, report, financial statement, exhibit or schedule (it being understood that such forecasts, projections and other forward looking information are subject to significant uncertainties and contingencies, many of which are beyond the control of Holdings and the Borrower, and that no assurance can be given that the projections will be realized and differences from the projections may be material).
Section 3.16.    Benefit Plans. (a) Each Loan Party and its ERISA Affiliates are in compliance in all material respects with the applicable provisions of ERISA and the Tax Code with respect to each Benefit Plan, and have performed their obligations under each Benefit Plan except, in each case, to the extent such failure to comply or perform obligations could not reasonably be expected either individually or in the aggregate to have a Material Adverse Effect. No ERISA Event has occurred or is reasonably expected to occur that, when taken together with all such other ERISA Events for which liability is reasonably expected to occur, could reasonably be expected to have a Material Adverse Effect. The present value of all benefit liabilities under each Benefit Plan (based on the assumptions used for purposes of Statement of Financial Accounting Standards No. 87) did not, as of the last annual valuation date, applicable thereto, exceed the fair market value of the assets of such Benefit Plan, and the present value of all benefit liabilities of all underfunded Benefit Plans (based on the assumptions used for purposes of Statement of Financial Accounting Standards No. 87) did not, as of the last annual valuation dates applicable thereto, exceed the fair market value of the assets of all such underfunded Benefit Plans, except, in each case, to the extent such excess or underfunding could not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect. No Loan Party or any ERISA Affiliate has incurred or is reasonably expected to incur any Withdrawal Liability to any Multiemployer Plan that could reasonably be expected to have a Material Adverse Effect. Except to the extent the failure to do so could not reasonably be expected to have a Material Adverse Effect, each Benefit Plan that is intended to be qualified under Section 401(a) of the Tax Code has been determined by the IRS to be so qualified or is in the process of being submitted to the IRS for approval or will be so submitted during the applicable remedial amendment period, and except as would not reasonably be expected to have a Material Adverse Effect, nothing has occurred since the date of such determination that would adversely affect such determination (or, in the case of a Benefit Plan with no determination, nothing has occurred that would materially adversely affect such qualification). Except to the extent required under Section 4980B of the Tax Code or under applicable laws, or otherwise set forth on

Schedule 3.16, and except to the extent that the same could not reasonably be expected either individually or in the aggregate to have a Material Adverse Effect, no Benefit Plan provides health or welfare benefits (through the purchase of insurance or otherwise) for any retired or former employee of any Loan Party or any ERISA Affiliate.
(b)    Except to the extent the same could not reasonably be expected individually or in the aggregate to have a Material Adverse Effect or as set forth on Schedule 3.16, with respect to each Foreign Plan: (i) each such plan is, and has been, established, administered and invested in compliance with the terms thereof and as required under all applicable law; (ii) all obligations thereunder (whether pursuant to the terms thereof or applicable law) which are required to be satisfied have been satisfied, and there are no outstanding defaults or violations thereunder by Holdings or any Subsidiary nor does a Responsible Officer have any knowledge of any default or violation by any other party to any such plan; (iii) all contributions required to be paid to or in respect of such plan have been paid in a timely fashion in accordance with the relevant schedule of contributions and all applicable law; (iv) there is no proceeding, action, suit or claim (other than routine claims for benefits) pending or threatened involving any such plan or its assets, and no facts exist that could reasonably be expected to give rise to any such proceeding, action, suit or claim (other than routine claims for benefits); (v) no person has taken any action to wind-up or terminate any such plan, in whole or in part, where such wind-up or termination has not been completed; (vi) there are no going concern unfunded actuarial liabilities, past service unfunded liabilities or solvency deficiencies respecting any such plan; and (vii) there have been no improper withdrawals or transfers of assets from any such plan.
Section 3.17.    Environmental Matters. (a) Except as set forth on Schedule 3.17 and except with respect to any other matters that could not reasonably, individually or in the aggregate, be expected to result in a Material Adverse Effect:
(i)    none of Holdings or any of the Subsidiaries has failed to comply with any Environmental Law or to take, in a timely manner, all actions necessary to obtain, including by way of transfer or re‑issuance, maintain, renew and comply with any Environmental Permit, and all such Environmental Permits are in full force and effect and no administrative or judicial appeal is pending with respect thereto;
(ii)    none of Holdings or any of the Subsidiaries has become a party to any governmental, administrative or judicial proceeding nor does a Responsible Officer possess knowledge of any such proceeding that has been threatened under Environmental Law;
(iii)    to the knowledge of a Responsible Officer, none of Holdings or any of the Subsidiaries has received notice of, become subject to, or is aware of any facts or circumstances that could form the basis for, any Environmental Liability other than those which have been fully and finally resolved and for which no obligations remain outstanding;
(iv)    to the knowledge of a Responsible Officer, no Material Real Property (A) is subject to any Lien, restriction on ownership, occupancy, use or transferability imposed pursuant to Environmental Law, or (B) contains or previously contained Hazardous

Materials of a form or type or in a quantity or location that could reasonably be expected to result in any Environmental Liability;
(v)    to the knowledge of a Responsible Officer, there has been no Release or threat of Release of Hazardous Materials at or from the Material Real Properties (or from any other facilities or properties currently or formerly owned, leased or operated by Holdings or any of the Subsidiaries) in violation of any Environmental Law, or in amounts or in a location or manner that could reasonably be expected to give rise to Environmental Liability;
(vi)    none of Holdings or any of the Subsidiaries has generated, treated, stored, transported, or Released Hazardous Materials from the Material Real Properties (or from any facilities or other properties formerly owned, leased or operated by Holdings or any of the Subsidiaries) in violation of any Environmental Law which has not been fully remediated in accordance with Environmental Law, or in amounts or in a location or manner that could reasonably be expected to give rise to Environmental Liability;
(vii)    to the knowledge of a Responsible Officer, no facts, circumstances, conditions or occurrences in respect of any of the facilities and properties owned, leased or operated exist that could reasonably be expected to (A) form the basis of any action, suit, claim or other judicial or administrative proceeding relating to liability under or noncompliance with any Environmental Law on the part of Holdings or any of the Subsidiaries, or (B) interfere with or prevent continued compliance with Environmental Laws by Holdings or the Subsidiaries; or
(viii)    none of Holdings or any of the Subsidiaries has, pursuant to any agreement or governmental or quasi‑governmental order, decree or judgment by which it is bound or has assumed, become liable for the Environmental Liability of any person.
(b)    Since the date of this Agreement, to the knowledge of a Responsible Officer, there has been no change in the status of the matters disclosed on Schedule 3.17 that could, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.
Section 3.18.    Insurance. As of the Closing Date, the insurance maintained by Holdings and the Subsidiaries is in full force and effect and all premiums that are due have been duly paid. Holdings and the Subsidiaries are insured by financially sound and reputable insurers and such insurance is in such amounts and covering such risks and liabilities (and with such deductibles, retentions and exclusions) as are in accordance with normal and prudent industry practice.
Section 3.19.    Security Documents. Assuming due and proper execution by the parties thereto (other than any Loan Parties) and, where not required to be filed or submitted by a Subsidiary or its agent, proper submission to the applicable Governmental Authority, each of the Security Documents is effective to create in favor of the Collateral Agent, for the benefit of the Secured Parties as security for the Obligations described therein, a legal, valid, binding and enforceable security interest in the Collateral described therein and proceeds thereof (subject to (x) applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law and (y) any filings, notices and registrations and other perfection requirements necessary to create or perfect Liens on the Collateral granted by the Loan Parties in favor of the Secured Parties (which filings or recordings shall be made to the extent required by any Security Document)) and (i) in the case of the Pledged Collateral described therein with respect to which a security interest may be perfected by possession or control, when such original Pledged Collateral is delivered to the Collateral Agent (if required to be so delivered by the applicable Security Document) and (ii) in the case of all other Collateral described therein, when Financing Statements are filed (or such other filings, notices or recordings are accomplished) in the appropriate offices, corporate records or the with the appropriate persons as may be required under the applicable Personal Property Security Laws (or other applicable laws) or any Security Document, the Liens created by the Security Documents shall constitute a fully perfected first priority Liens on, and security interests in, all right, title and interest of the Loan Parties in such Collateral and proceeds thereof, as security for the Obligations described therein, in each case prior and superior to the rights of any other person (except (i) in the case of all Collateral other than Pledged Collateral, with respect to Liens expressly permitted by Section 6.02, and (ii) in the case of Pledged Collateral, with respect to Permitted Equity Collateral Liens).
Section 3.20.    Location of Material Real Property. Schedule 3.20 lists completely and correctly as of the Closing Date all fee or freehold Material Real Property and all leased Material Real Property and the addresses thereof, indicating for each parcel whether it is owned, leased or subleased. Holdings and the Subsidiaries own in fee or have valid leasehold or subleasehold interests in, as the case may be, all of their respective Material Real Property.
Section 3.21.    Labor Matters. As of the Closing Date, there are no material strikes, lockouts or slowdowns against Holdings or any Subsidiary pending or, to the knowledge of a Responsible Officer, threatened that could reasonably be expected to have a Material Adverse Effect. The hours worked by and payments made to employees of Holdings and the Subsidiaries have not been in violation of the U.S. Fair Labor Standards Act or any other applicable Federal, state, provincial, local or foreign law dealing with such matters, except where such failure could not reasonably be expected to have a Material Adverse Effect. All payments due from Holdings or any Subsidiary, or for which any claim may be made against Holdings or any Subsidiary, on account of wages and other benefits, have been paid or accrued as a liability on the books of Holdings or such Subsidiary, except where the failure to do so could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The consummation of the Transactions will not give rise to any right of termination or right of renegotiation on the part of any union under any collective bargaining agreement to which Holdings or any Subsidiary is bound. All applicable employee consultation requirements in connection with the entering into, performance and consummation of the Loan Documents and the Transactions contemplated thereby by Holdings and the Subsidiaries have been duly complied with by Holdings and the Subsidiaries.
Section 3.22.    Liens. There are no Liens of any nature whatsoever on any of the properties or assets (other than Equity Interests) of Holdings or any of the Subsidiaries (other than Liens permitted by Section 6.02). There are no Liens of any nature whatsoever on any of the Equity Interests in the Borrower or any other Subsidiary (other than Liens created pursuant to or permitted by this Agreement and Permitted Equity Collateral Liens).

Section 3.23.    Intellectual Property. Holdings and each of the Subsidiaries owns, or is licensed to use, all Intellectual Property material to the operation of their respective businesses as currently conducted. The operation of the respective businesses of Holdings and each of the Subsidiaries as currently conducted does not infringe upon, misuse, misappropriate or violate the rights of any other person, except for any such infringements, misuses, misappropriations or violations that, individually or in the aggregate, could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. No claim or litigation regarding any Intellectual Property is pending or, to the knowledge of Holdings or the Borrower, threatened, against Holdings or any of the Subsidiaries as to which there is a reasonable possibility of an adverse determination and that if adversely determined could reasonably be expected, individually or in the aggregate to result in a Material Adverse Effect.
Section 3.24.    Solvency. Immediately before and immediately after the consummation of the Transactions to occur on the Closing Date and immediately following the making of each Loan (or other extension of credit hereunder) and after giving effect to the application of the proceeds of thereof: (a) the fair value of the assets of the Borrower and its consolidated subsidiaries, at a fair valuation, will exceed the debts and liabilities, subordinated, contingent or otherwise, of the Borrower and its consolidated subsidiaries; (b) the present fair saleable value of the property of the Borrower and its consolidated subsidiaries will be greater than the amount that will be required to pay the probable liability of the debts and other liabilities, subordinated, contingent or otherwise, or the Borrower and its consolidated subsidiaries, as such debts and other liabilities become absolute and matured; (c) the Borrower and its consolidated subsidiaries will be able to pay the debts and liabilities, subordinated, contingent or otherwise, of the Borrower and its consolidated subsidiaries, as such debts and liabilities become absolute and matured; (d) the Borrower and its consolidated subsidiaries will not have unreasonably small capital with which to conduct the business in which the Borrower and its consolidated subsidiaries are engaged as such business is now conducted and is proposed to be conducted following the Closing Date; and (e) as to any Italian Subsidiary, they are not insolvent pursuant to Article 5 of Royal Decree 16 March 1942, no. 267 and none of the circumstances set out in either Article 2446, Article 2447, Article 2482-bis or Article 2482-ter of the Italian Civil Code have arisen in respect to such Italian Subsidiary or, if arisen, have not been remedied within a period of 45 Business Days by causing the capital of the Italian Subsidiary to be increased to the amount existing prior to the occurrence of the event giving rise to the share capital decrease. For purposes of this Section 3.24, the amount of any contingent liabilities at any time shall be computed as the amount that, in the light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.
Section 3.25.    Permits. Except for any of the following which could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect and except for Environmental Permits which are addressed in Section 3.17: (a) each of Holdings and each of the Subsidiaries has obtained and holds all Permits required in respect of all Material Real Property and for any other property otherwise operated by or on behalf of, or for the benefit of, such person and for the operation of each of its businesses as presently conducted and as proposed to be conducted, (b) all such Permits are in full force and effect, and each of Holdings and each of the Subsidiaries has performed and observed all requirements of such Permits, (c) no event has occurred that allows or results in, or after notice or lapse of time would allow or result in, revocation or termination by the issuer thereof or in any other impairment of the rights of the holder of any such Permit, (d)  Holdings or the applicable Subsidiary reasonably believes that each of its Permits will be timely renewed and complied with, and that any additional Permits that may be required of such person will be timely obtained and complied with, and (e) no Responsible Officer has any knowledge that any Governmental Authority is considering limiting, suspending, revoking or not renewing any such Permit.
Section 3.26.    Anti-Corruption Laws, Anti-Terrorism and Sanctions. (a) To the extent applicable, each of Holdings and its Subsidiaries is in compliance, in all material respects, with (i) the Trading with the Enemy Act, as amended, and each of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) and any other enabling legislation or executive order relating thereto, and (ii) the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (the USA PATRIOT Act of 2001) (as amended from time to time, the “Patriot Act”).
(b)    Holdings and the Subsidiaries have implemented and maintain in effect policies and procedures designed to ensure compliance by Holdings, the Subsidiaries and their respective directors, officers, employees and agents with Anti-Corruption Laws and applicable Sanctions, and Holdings, the Subsidiaries and their respective officers and employees and, to the knowledge of Holdings or the Borrower, their respective directors and agents, are in compliance with Anti-Corruption Laws and applicable Sanctions in all material respects. None of (i) Holdings, any Subsidiary or, to the knowledge of Holdings or the Borrower, any of the respective directors, officers or employees of Holdings or any Subsidiary, or (ii) to the knowledge of Holdings or the Borrower, any agent of Holdings or any Subsidiary that will act in any capacity in connection with or benefit from the credit facility established hereby, is a Sanctioned Person.
(c)    The Borrower will not knowingly use the proceeds of any Borrowing or Letter of Credit, or otherwise make available such proceeds to any Person, (x) for the purpose of financing activities of or with any Person that, at the time of such use or financing, is the subject of Sanctions, or (y) in violation of any Anti-Corruption Law or Sanctions.
Section 3.27.    Management Contracts. Except as could not, individually or in the aggregate, cause a Material Adverse Effect, (i) to the extent requested by the Administrative Agent, Holdings has made available to the Administrative Agent on or prior to the Closing Date true and complete copies of each of the Management Contracts, (ii) to the knowledge of a Responsible Officer, each of the Management Contracts is in full force and effect and there is no default thereunder by any party thereto, and (iii) no event has occurred that, with the passage of time and/or the giving of notice, would constitute a default under any Management Contract. No consent or approval of, or notice to, any counterparty to any Management Contract is or will be required in connection with the Transactions that has not already been obtained and is in full force and effect. The consummation of the Transactions will not give rise to any right of termination under any Management Contract by any counterparty thereto that could, when considered individually or in conjunction with all other Management Contracts, if any, with respect to which a right of termination by any counterparty thereto exists as a result of consummation of the Transactions, reasonably be expected to have a Material Adverse Effect.

Section 3.28.    Senior Indebtedness. The Obligations constitute “Senior Indebtedness” (or comparable concept) of Borrower under and as defined in the indenture, credit agreement or other definitive documentation governing any Junior Financing that is subordinated in right of payment to the Obligations. The obligations of each Guarantor in respect of the Guaranty constitute “Guarantor Senior Indebtedness” (or comparable concept) of such Guarantor under and as defined in the indenture, credit agreement or other definitive documentation governing any such Junior Financing that is subordinated in right of payment to the Obligations.
Section 3.29.    Centre of Main Interests. For the purposes of The Council of the European Union Regulation No. 1346/2000 on Insolvency Proceedings (the “EU Regulation”), and Loan Party’s centre of main interest (as that term is used in Article 3(1) of the EU Regulation) is situated in its jurisdiction of incorporation on the Closing Date (or, if later, the date such person became a Loan Party) and it has no “establishment” (as that term is used in Article 2(h) of the EU Regulation) in any other jurisdiction.
ARTICLE IV
CONDITIONS OF LENDING
The obligations of the Lenders to make Loans and the obligations of any Issuing Bank to issue Letters of Credit are subject to the satisfaction of the following conditions:
Section 4.01.    All Credit Events. On the date each Borrowing is made (including each Borrowing of a Swingline Loan), and on the date of each issuance, amendment, extension or renewal of a Letter of Credit (each such event being called a “Credit Event”):
(a)    The Administrative Agent shall have received a notice of such Borrowing as required by Section 2.03 (or such notice shall have been deemed given in accordance with Section 2.03) or, in the case of (i) the issuance, amendment, extension or renewal of a Letter of Credit, the applicable Issuing Bank and the Administrative Agent shall have received a notice requesting the issuance, amendment, extension or renewal of such Letter of Credit as required by Section 2.23(d), (ii) an extension of the Revolving Commitments, the Administrative Agent shall have received notice requesting such extension and (iii) the Borrowing of a Swingline Loan, the Swingline Lender and the Administrative Agent shall have received a notice requesting such Swingline Loan as required by Section 2.22(b).
(b)    After giving effect to such Credit Event, the Aggregate Revolving Exposure shall be less than or equal to the Total Revolving Commitment.
(c)    The representations and warranties set forth in each Loan Document shall be true and correct in all material respects (or, in the case of any representation or warranty qualified by materiality or Material Adverse Effect, in all respects) on and as of the date of such Credit Event with the same effect as though made on and as of such date, except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct in all material respects (or, in the case of any representation or warranty qualified by materiality or Material Adverse Effect, in all respects) on and as of such earlier date.

(d)    At the time of and immediately after such Credit Event, no Event of Default or Default shall have occurred and be continuing.
Each Credit Event shall be deemed to constitute a representation and warranty by the Borrower on the date of such Credit Event as to the matters specified in paragraphs (b), (c) and (d) of this Section 4.01.
Section 4.02.    First Credit Event. On the Closing Date:
(a)    Legal Opinions. Subject to Section 5.17, the Administrative Agent and the Collateral Agent shall have received, on behalf of themselves, the Lenders and the other Secured Parties, customary legal opinions (including opinions from (i) counsel to the Consolidated Group and/or counsel to the Administrative Agent (as determined in accordance with customary local practice) in each of the Covered Jurisdictions and (ii) such special and other counsel as may be reasonably required by any Agent) in form and substance reasonably satisfactory to the Administrative Agent.
(b)    Closing Certificates. Subject to Section 5.17, the Administrative Agent shall have received (i) one or more certificates of the Secretary, Assistant Secretary, or such other duly authorized officer or director reasonably acceptable to the Administrative Agent of each Loan Party dated the Closing Date and certifying (A) that attached thereto is a true and complete copy of the Constituent Documents of such Loan Party and, in the case of such certificate of Holdings, Charleston Center, (B) that attached thereto is a true and complete copy of the operating agreement or by-laws (or comparable documents, if any) of such Loan Party and, in the case of Holdings, that the copy of the operating agreement of Charleston Center provided to the Administrative Agent on the Closing Date is a true and complete copy, in each case as in effect on the Closing Date and at all times since a date prior to the date of the resolutions described in clause (C) below (if applicable), (C) that attached thereto is a true and complete copy of resolutions duly and unanimously adopted by the board of directors, board of managers or comparable internal authority of such Loan Party (or a true and correct copy of an unanimous shareholder declaration in respect of such Loan Party, together with a shareholders resolution of such Loan Party) authorizing (1) the execution, delivery and performance of the Loan Documents to which such person is a party, (2) any applicable borrowings and other extensions of credit contemplated hereunder, (3) the granting of the Liens contemplated to be granted by it under the applicable Security Documents, (4) in the case of each Guarantor, the Guaranteeing of the Obligations as contemplated by the applicable Security Documents, and (5) any pledge of Equity Interests comprising part of the Collateral, and that such resolutions have not been modified, rescinded or amended and are in full force and effect, and, as to any Italian Subsidiary, that such resolutions are duly recorded in the corporate books of such Italian Subsidiary, (D) as to the incumbency and specimen signature of each officer or director executing any Loan Document or any other document delivered in connection herewith on behalf of such Loan Party, (E) as to each Loan Party that is a UK Subsidiary or a Subsidiary incorporated under the laws of Hong Kong, that the guaranteeing or securing, as applicable, of the total amount of the Facilities would not cause any guarantee, security or similar limit binding on it to be exceeded, and (F) as to any Loan Party that is an Italian Subsidiary, that attached thereto is a certificate of registration (certificato di vigenza) from the relevant companies register in Italy dated earlier than the Closing Date by no more than five Business Days, confirming that no insolvency or similar procedures are pending in relation to such Loan Party; (ii) a certificate of another officer as to the incumbency and specimen signature of the person executing the certificate pursuant to (i) above; and (iii) if not set forth in the relevant Borrowing Request, a certificate, dated the Closing Date and signed by a Responsible Officer of Holdings, on behalf of itself and each other Loan Party, confirming compliance with the conditions precedent set forth in paragraphs (b), (c) and (d) of Section 4.01.
(c)    Credit Documents. The Administrative Agent shall have received each of the following:
(i)    this Agreement, executed and delivered by a duly authorized officer of each Loan Party that is a party hereto;
(ii)    each Security Document set forth on Schedule 4.02(c), executed and delivered by a duly authorized officer of each Loan Party that is a party thereto; and
(iii)    if requested by any Lender pursuant to Section 2.04(d) at least three Business Days prior to the Closing Date, a promissory note or notes conforming to the requirements of such Section and executed and delivered by a duly authorized officer of the Borrower.
(d)    Collateral. Subject to Section 5.17:
(i)    All documents and instruments, including Financing Statements, required by law or reasonably requested by the Administrative Agent to be filed, registered or recorded to create the Liens intended to be created by the applicable Security Documents on the Closing Date and to perfect such Liens to the extent required by, and with the priority required by, the applicable Security Documents shall have been delivered to the Administrative Agent for filing, registration or recording pending the Closing Date or arrangements satisfactory to the Administrative Agent shall have been made therefor. All other actions required to be taken prior to or on or about the Closing Date under the Foreign Security Documents that are executed and delivered on the Closing Date shall have been taken in a manner reasonably satisfactory to the Administrative Agent or arrangements satisfactory to the Administrative Agent shall have been made therefor.
(ii)    All outstanding Equity Interests in whatever form of each of the Subsidiaries (other than any such Equity Interests constituting Excluded Assets) shall have been pledged or assigned pursuant to the applicable Security Documents and all certificates (if any) representing securities so pledged to the Collateral Agent, for the benefit of the Secured Parties, accompanied by instruments of transfer and undated stock or other transfer powers endorsed in blank, shall have been delivered to the Collateral Agent (if required to be so delivered by the terms of the applicable Security Document).
(iii)    All Indebtedness of Holdings or any Subsidiary owing to any Loan Party (other than any such Indebtedness constituting Excluded Assets), whether or not evidenced by a promissory note, shall have been pledged or charged to the Collateral Agent for the benefit of the Secured Parties pursuant to the applicable Security Documents, and all such promissory notes, together with instruments of transfer with respect thereto endorsed in blank, shall have been delivered to the Collateral Agent(if required to be so delivered by the terms of the applicable Security Document).
(iv)    All Intellectual Property of the Loan Parties (other than any such Intellectual Property constituting Excluded Assets)shall have been pledged to the Collateral Agent for the benefit of the Secured Parties pursuant to the applicable Security Documents.
(v)    The Collateral Agent shall have received the results of a recent Lien and judgment search in each relevant jurisdiction with respect to each Loan Party and such search shall reveal no Liens on any of the assets of Holdings or any of the Subsidiaries except, in the case of Collateral other than Pledged Collateral, for Liens permitted by Section 6.02 (and, in the case of Pledged Collateral, Permitted Equity Collateral Liens) and except for Liens to be discharged on or prior to the Closing Date pursuant to documentation reasonably satisfactory to the Collateral Agent.
(e)    Patriot Act. The Administrative Agent shall have received all documentation and other information required by bank regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the Patriot Act to the extent requested by the Administrative Agent at least five Business Days prior to the Closing Date.
(f)    [Reserved].
(g)    Existing Indebtedness. Subject to Section 5.17, the Administrative Agent shall be satisfied that all existing Indebtedness (other than (i) existing Indebtedness set forth on Schedule 6.01(a) and (ii) existing Indebtedness of the kind described in clauses (a) and (b) of the definition of Indebtedness which is permitted by Section 6.01 and not required to be included on a consolidated balance sheet of Holdings and its Subsidiaries prepared in accordance with GAAP), which shall in any event include all Indebtedness under the Existing Credit Facilities, has been, or on the Closing Date or otherwise in accordance with the requirement of Section 5.17, will be prepaid, redeemed or defeased in full or otherwise satisfied and extinguished and all existing commitments and Liens in connection with any such existing Indebtedness have been or will be terminated and released.
(h)    Financial Statements. The Administrative Agent shall have received the Audited Accounts; it being understood that the filing of such Audited Accounts on Form 10-K with the SEC prior to the Closing Date by Holdings constitutes receipt by the Administrative Agent of the Audited Accounts.
(i)    Projections. The Administrative Agent shall have received projections of Holdings and the Subsidiaries, on a consolidated basis, for the years 2014 through 2021 in form and substance reasonably satisfactory to the Administrative Agent.

(j)    Solvency. The Administrative Agent shall have received a certificate from a Financial Officer of Holdings certifying that the Borrower and its subsidiaries, on a consolidated basis, immediately after giving effect to the Transactions and the other transactions contemplated hereby to occur on the Closing Date, are solvent in accordance with the provisions of Section 3.24.
(k)    Insurance. The Administrative Agent shall have received satisfactory evidence that the global insurance required to be maintained by Section 5.02 and the Security Documents is in full force and effect and that the persons identified in Section 5.02 are noted (in a manner reasonably satisfactory to the Administrative Agent) on all global liability insurance policies of the Loan Parties and the Collateral Agent, for the benefit of the Secured Parties, is named as loss payee on such global property policies to the extent required by Section 5.02.
(l)    Material Hotel Real Properties. Subject to Section 5.17, as to any Material Hotel Real Property located in Italy, the Administrative Agent shall have received (i) a notarial report including, inter alia, reports on title with respect to such Material Hotel Real Property showing no Liens thereon (other than Liens permitted by Section 6.02), and (ii) all relevant hotel licenses.
(m)    Fees and Costs. All fees and other amounts due and payable on or prior to the Closing Date to the Administrative Agent, the other Agents, the Joint Book Running Managers and the Lenders pursuant to the Fee Letter shall have been paid, to the extent invoiced at least two Business Days prior to the Closing Date.
Certain of the foregoing conditions may be satisfied at different times on the Closing Date.
ARTICLE V
AFFIRMATIVE COVENANTS
Each of Holdings and the Borrower (as applicable) covenants and agrees with each Lender that so long as the Termination Date shall not have occurred:
Section 5.01.    Existence; Businesses and Properties; Compliance with Law. (a) Holdings will, and will cause each of its Material Subsidiaries to, do or cause to be done all things necessary to preserve, renew and keep in full force and effect its legal existence, except as otherwise expressly permitted under Section 6.05(a).
(b)    Except where the failure to do so could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, Holdings will, and will cause each of the Subsidiaries to, do or cause to be done all things necessary to: (i) obtain, preserve, renew, extend and keep in full force and effect the rights, licenses, permits, franchises, authorizations, patents, copyrights, trademarks and trade names material to the conduct of its business; (ii) maintain and operate such business in substantially the manner in which it is presently conducted and operated or as otherwise permitted hereunder; (iii) comply in all material respects with all applicable laws, rules, regulations and decrees and orders of any Governmental Authority, whether now in effect or hereafter enacted, such compliance to include compliance with ERISA and applicable Environmental Laws; (iv) make all payments and otherwise comply with the terms of, keep in full force and effect, exercise all rights of renewal provided in, and enforce its rights under, each Material Real Property Agreement and each other material contract so as to not permit any material uncured default on its part to exist thereunder; and (v) at all times maintain and preserve all property material to the conduct of such business and keep such property in good repair, working order and condition, ordinary wear and tear excepted, and from time to time make, or cause to be made, all needful and proper repairs, renewals, additions, improvements and replacements thereto necessary in order that the business carried on in connection therewith may be properly conducted at all times.
Section 5.02.    Insurance. Holdings will, and will cause each of the Subsidiaries to, (a) keep its insurable properties (other than properties under management for parties other than Holdings and the Subsidiaries and properties owned by persons other than Holdings and the Subsidiaries) adequately insured at all times by companies Holdings believes in good faith to be financially sound and reputable insurers at the time the relevant coverage is placed or renewed; maintain such other insurance, to such extent and against such risks (and with such deductibles, retentions and exclusions), including fire and other risks insured against by extended coverage, as is prudent as determined in good faith by Holdings (taking into account customary insurance maintained by companies in the same or similar businesses operating in the same or similar locations), including public liability insurance against claims for personal injury or death or property damage occurring upon, in, about or in connection with the use of any properties owned, occupied or controlled by it and including earthquake and flood insurance where appropriate (which with respect to flood insurance for any property located in the United States shall mean when such property is located in a designated flood zone) and available at commercially reasonable rates, and (b) maintain such other insurance as may be required by law. Holdings’ shall use commercially reasonable efforts to cause the interest of the Collateral Agent, for the benefit of the Secured Parties, to be noted (in a manner reasonably satisfactory to the Administrative Agent) on all global liability insurance policies of the Loan Parties, and to cause the Collateral Agent, for the benefit of the Secured Parties, to be named as a loss payee on any global property insurance policies of the Loan Parties relating to Collateral in respect of any claim in excess of U.S.$10,000,000 per event; provided, however, that, for the avoidance of doubt, the Collateral Agent need not be named as loss payee or additional insured on any insurance policy in respect of properties under management for parties other than Holdings and the Subsidiaries and properties owned by persons other than the Borrower or any Subsidiary.
Section 5.03.    Taxes. (a) Holdings will, and will cause each of the Subsidiaries to, pay and discharge promptly when due all material Taxes imposed upon it or upon its income or profits or in respect of its property, before the same shall become delinquent or in default, as well as all material lawful claims for labor, materials and supplies or otherwise that, if unpaid, might give rise to a Lien upon such properties or any part thereof; provided, however, that such payment and discharge shall not be required with respect to any such Tax or claim so long as the validity or amount thereof shall be contested in good faith by appropriate proceedings and Holdings or the applicable Subsidiary shall have set aside on its books adequate reserves with respect thereto in accordance with GAAP and such contest operates to suspend collection of the contested obligation or Tax and enforcement of a Lien and, in the case of any Material Hotel Real Property, there is no risk of forfeiture of such property.

(b)    Holdings will not, and will ensure that no Subsidiary will, change its residence for Tax purposes other than in accordance with the provisions of Section 6.05(a)(ii), if to do so would materially affect the interest of the Lenders.
Section 5.04.    Financial Statements, Reports, etc. Holdings will furnish to the Administrative Agent for further distribution to each Lender:
(a)    within 90 days after the end of each fiscal year of Holdings, (i) the consolidated balance sheet and related statements of income, stockholders’ equity and cash flows showing the financial condition of the Consolidated Group, on a consolidated basis, as of the close of such fiscal year and the results of their operations during such year, together with comparative figures as of the end of and for the immediately preceding fiscal year, all audited by independent public accountants of recognized international standing and accompanied by an opinion of such accountants (which opinion shall not include (x) an explanatory paragraph expressing substantial doubt about the ability of the Consolidated Group to continue as a going concern (other than solely with respect to, or resulting solely from, the maturity of the Facilities occurring within one year from the time such report is delivered) or (y) any qualification or exception as to the scope of such audit) to the effect that such consolidated financial statements fairly present the financial condition and results of operations of the Consolidated Group on a consolidated basis in accordance with GAAP consistently applied and (ii) to the extent disclosed in any filing with the SEC, management’s discussion and analysis of significant operational and financial developments during such fiscal year;
(b)    within 45 days after the end of each of the first three fiscal quarters of each fiscal year of Holdings, (i) the consolidated balance sheet and related statements of income, stockholders’ equity and cash flows showing the financial condition of the Consolidated Group, on a consolidated basis, as of the close of such fiscal quarter and the results of their operations and the operations of such persons during such fiscal quarter and the then elapsed portion of the fiscal year, and comparative figures as of the end of and for the same periods in the immediately preceding fiscal year, all certified by a Financial Officer of Holdings as fairly presenting in all material respects the financial condition and results of operations of the Consolidated Group on a consolidated basis in accordance with GAAP consistently applied, subject to normal year-end audit adjustments and the absence of footnotes, along with information on any material Asset Sales consummated during such quarter, and (ii) to the extent disclosed in any filing with the SEC, management’s discussion and analysis of significant operational and financial developments during such fiscal quarter;
(c)    concurrently with any delivery of financial statements under paragraph (a) or (b) above, a certificate (limited in the case of paragraph (a) to the matters set forth in clause (ii) below) of a Financial Officer of Holdings (a “Compliance Certificate”) certifying such statements (i) certifying that no Event of Default or Default has occurred or, if such an Event of Default or Default has occurred, specifying the nature and extent thereof and any corrective action taken or proposed to be taken with respect thereto, (ii) setting forth computations in detail reasonably satisfactory to the Administrative Agent (including as to the determination of Consolidated EBITDA) demonstrating compliance with the Financial Maintenance Covenants, (iii) if applicable, setting forth any Management Contracts entered into (or letters of intent, relating to the management of any real property related to the Business of the Consolidated Group or any proposed Management Contract Investment, executed and delivered) since the date of the last Compliance Certificate delivered pursuant to this clause (c), (iv) solely in connection with the delivery of financial statements under paragraph (a) above, calculating in reasonable detail the amount of Available Amount used in the prior quarter, and (v) solely in connection with the delivery of financial statements under paragraph (a) above, setting forth the amount, if any, of Excess Cash Flow for such fiscal year and the calculation thereof in reasonable detail;
(d)    not more than 60 days after the first day of each fiscal year of Holdings, a summary of the operating budget and, upon the request of the Administrative Agent, capital expenditure budgets for owned Material Real Property, in each case, for such fiscal year, which budgets shall be in form and substance (that is, degree of detail) consistent with that provided to the Administrative Agent on or prior to the Closing Date or otherwise reasonably satisfactory to the Administrative Agent;
(e)    [reserved];
(f)    promptly, from time to time, such other information regarding the operations, business affairs and financial condition of Holdings or any Subsidiary, or compliance with the terms of any Loan Document, as the Administrative Agent or any Lender may reasonably request;
(g)    within 50 days after the end of each fiscal quarter (or, after the first year of the Facilities, each period of two consecutive fiscal quarters) of Holdings (other than in the case of the last fiscal quarter (or the latter two consecutive fiscal quarters) of any fiscal year, in which case the period shall be extended to 95 days), Holdings shall participate in a conference telephone call (arranged by the Administrative Agent at a mutually agreeable time) to which all Lenders will be invited and during which conference call the Borrower shall review its financial results; provided that the content of such conference telephone calls shall not include any MNPI; and
(h)    promptly after the same become publicly available, copies of all periodic and other reports, proxy statements and registration statements (other than amendments to any registration statement (to the extent such registration statement, in the form it became effective, is delivered to the Administrative Agent), exhibits to any registration statement and, if applicable, any registration statement on Form S-8) filed by Holdings or any Subsidiary with the SEC or with any national securities exchange, or distributed by Holdings or any Subsidiary to the holders of Holdings’ Equity Interests generally, as the case may be.
Documents required to be delivered pursuant to this Section 5.04 or Section 5.05 may be delivered electronically (including pursuant to electronic mail or PDF), by facsimile or by delivery of paper copy, in each case in accordance with Section 9.01 and, to the extent applicable, Section 9.23.
Notwithstanding the foregoing, Holdings’ obligations in paragraphs (a) and (b) of this Section 5.04 may be satisfied with respect to financial information of the Consolidated Group by furnishing to the Administrative Agent complete copies of the Form 10-K or 10-Q, as applicable, of Holdings, as filed with the SEC; provided that (i) to the extent such financial information includes a person that is not a member of the Consolidated Group, such information is accompanied by either (x) a statement that there are no material differences between the financial condition and results of operations as shown on such financial statements and those that would have been shown on the analogous financial statements of the Consolidated Group, or (y) consolidating information, which may be unaudited, that explains in reasonable detail the differences between the information relating to such person, on the one hand, and the information relating to the Consolidated Group on a stand-alone basis, on the other hand, in each case to be included in the Compliance Certificate delivered pursuant to Section 5.01(c), and (ii) to the extent such information is in lieu of information required to be provided under Section 5.04(a), such materials are accompanied by a report and opinion of an independent public accountants of recognized international standing (which opinion shall not include (x) an explanatory paragraph expressing substantial doubt about the ability of the Consolidated Group to continue as a going concern (other than solely with respect to, or resulting solely from, the maturity of the Facilities occurring within one year from the time such report is delivered) or (y) any qualification or exception as to the scope of such audit) to the effect that such financial statements fairly present the financial condition and results of operations of the Consolidated Group on a consolidated basis in accordance with GAAP consistently applied.
Section 5.05.    Litigation and Other Notices. Promptly upon a Responsible Officer obtaining knowledge of the occurrence of any of the following events, Holdings will furnish to the Administrative Agent and the Collateral Agent for further distribution to each Issuing Bank and each Lender prompt written notice or copies, as applicable, of:
(a)    any Event of Default or Default, specifying the nature and extent thereof and the corrective action (if any) taken or proposed to be taken with respect thereto;
(b)    the filing or commencement of, or any threat or notice of intention of any person to file or commence, any action, suit or proceeding, whether at law or in equity or by or before any arbitrator or Governmental Authority, against Holdings or any Subsidiary that could reasonably be expected to result in a Material Adverse Effect;
(c)    the occurrence of any ERISA Event described in clause (b) of the definition thereof or any other ERISA Event that, alone or together with any other ERISA Events that have occurred, has resulted in liability to one or more of Holdings and the Subsidiaries in an aggregate amount exceeding U.S.$15,000,000;
(d)    if requested by the Administrative Agent, promptly following any receipt by a Loan Party of such documents pursuant to its request, copies of (i) any documents described in Section 101(k) of ERISA that Holdings, the Borrower, or any of its Subsidiaries request with respect to any Multiemployer Plan and (ii) any notices described in Section 101(1) of ERISA that Holdings, the Borrower, or any of its Subsidiaries request with respect to any Multiemployer Plan;
(e)    (i) any investigation or proposed investigation by the UK Pensions Regulator which may lead to the issue of a Financial Support Direction or a Contribution Notice to Holdings or any Subsidiary, or (ii) copies of any Financial Support Direction or Contribution Notice received by Holdings or any Subsidiary from the UK Pensions Regulator;

(f)    any development that has resulted in, or could reasonably be expected to result in, a Material Adverse Effect;
(g)    any public announcement of a change in the rating of the Facilities, if any, by either Moody’s, S&P or any successor rating agency;
(h)    promptly after the assertion or occurrence thereof, notice of (i) any proceeding, action, suit, notice, investigation or claim against or of any noncompliance by Holdings or any of the Subsidiaries with any Environmental Law or Environmental Permit or (ii) any other Environmental Liability that, in either case, could reasonably be expected to have a Material Adverse Effect; and
(i)    with respect to the acquisition of any Hotel Real Property by Holdings or any Subsidiary after the Closing Date, such information (other than the acquisition price and any information subject to a non-disclosure agreement) regarding the acquisition and such Hotel Real Property as the Administrative Agent may reasonably request.
Section 5.06.    Information Regarding Collateral. Holdings will, and will cause each of the Subsidiaries to, furnish to each of the Administrative Agent and the Collateral Agent prompt written notice of any change in (i) any Loan Party’s legal name, (ii) the location of any Loan Party’s chief executive office, its principal place of business, its jurisdiction of formation, and, upon request of the Administrative Agent, the location of any office in which it maintains books or records relating to Collateral owned by it or any office or facility at which Collateral owned by it is located (including the establishment of any such new office or facility), (iii) any Loan Party’s identity or corporate structure, or (iv) any Loan Party’s U.S. Federal Taxpayer Identification Number, as applicable. Holdings agrees not to effect or permit any change referred to in the preceding sentence unless all filings have been made (or will be made on a timely basis) under the applicable Personal Property Security Laws or otherwise and all other actions have been taken (or will be taken on a timely basis) that are required in order for the Collateral Agent to continue at all times following such change to have, for the benefit of the Secured Parties, a valid, legal and perfected security interest in all the Collateral. Holdings also agrees promptly to notify each of the Administrative Agent and the Collateral Agent if any material portion of the Collateral is damaged or destroyed.
Section 5.07.    Maintaining Records; Access to Properties and Inspections; Environmental Assessments and Appraisals. Holdings will, and will cause each of the Subsidiaries to, keep proper books of record and accounts (in which full, true and correct entries shall be made of all material financial transactions) in a manner that permits the preparation of financial statements in conformity with GAAP and all Requirements of Law. Holdings will, and will cause each of the Subsidiaries to, permit any representatives designated by the Administrative Agent or any Lender to visit and inspect the financial records and the properties Holdings or any of the Subsidiaries at reasonable times and as often as reasonably requested and to make extracts from and copies of such financial records, and permit any representatives designated by the Administrative Agent or any Lender to discuss the affairs, finances and condition of Holdings or any of the Subsidiaries with the officers thereof and independent accountants therefor. Notwithstanding the foregoing, excluding any such visits and inspections during the continuation of an Event of Default, only the Administrative Agent on behalf of the Lenders may exercise rights under this Section and the Administrative Agent shall not exercise such rights more often than one time during any calendar year (absent the existence of an Event of Default); provided, however, that when an Event of Default is continuing the Administrative Agent or any such Lender (or any of their respective representatives or independent contractors) may do any of the foregoing at the expense of Holdings at any time during normal business hours and upon reasonable advance notice. The Administrative Agent and the Lenders shall give Holdings the reasonable opportunity to participate in any discussions with Holdings’ accountants. Notwithstanding anything to the contrary in this Section 5.07, none of Holdings or any Subsidiary will be required to disclose or permit the inspection or discussion of, any document, information or other matter (i) that constitutes non-financial trade secrets or non-financial proprietary information, (ii) in respect of which disclosure to the Administrative Agent or any Lender (or their respective representatives or contractors) is prohibited by law or would violate any bona fide obligation of confidentiality to a third party binding upon Holdings or such Subsidiary or (iii) that is subject to attorney-client or similar privilege or constitutes attorney work product; provided, further, however, that in the event that Holdings or any Subsidiary does not disclose or permit the inspection or discussion of, any document, information or other matter in reliance on this sentence, Holdings or such Subsidiary, as applicable, shall provide notice to the Administrative Agent and the Lenders that such information is being withheld.
Section 5.08.    Use of Proceeds. The Borrower will, and will cause Holdings and each of the Subsidiaries to, use the proceeds of the Loans and request the issuance of Letters of Credit only for the purposes set forth in Section 3.13.
Section 5.09.    Collateral and Guaranties. Subject to Section 5.17, Holdings and the Borrower shall ensure that the Obligations shall at all times be (a) guaranteed by Holdings and each Subsidiary (other than any Excluded Subsidiary) pursuant to the terms and conditions set out in the Guaranty or in such other guarantee in form and substance reasonably acceptable to the Administrative Agent and (b) secured by a perfected, first-priority (in compliance with the terms provided for by the relevant Security Documents) Lien (except for, other than in the case of Equity Interests, Liens permitted by Section 6.02 and except for, in the case of assets consisting of Equity Interests, Permitted Equity Collateral Liens) in favor of the Collateral Agent, for the benefit of the holders of such Obligations (and any other persons permitted to be so secured by the terms of the applicable Security Documents and that are so secured thereunder) on all (i) the Equity Interests issued by the Borrower, (ii) the Equity Interests issued by each Guarantor (other than Holdings) directly held by any other Loan Party and (iii) all other tangible and intangible personal property of the Loan Parties (including accounts receivable, inventory, equipment, general intangibles (including contract rights and Management Agreements), investment property, Intellectual Property, material intercompany notes and proceeds of the foregoing), in each case excluding the Excluded Assets and subject to the Excluded Actions.
Section 5.10.    Additional Collateral; Guarantors, Etc. (a) With respect to any assets (other than Excluded Assets) acquired or created by the Loan Parties after the Closing Date as to which the Collateral Agent, for the benefit of the Secured Parties, does not have a perfected first priority Lien (except for Liens permitted by Section 6.02), Holdings will, and will cause each of the other Loan Parties to, promptly (and, in any event, within 30 days following the date of such acquisition or within such extended period as agreed to by the Collateral Agent in its sole discretion) (i) execute and deliver to the Administrative Agent and the Collateral Agent such amendments and/or supplements to the applicable Security Documents or such other documents as the Collateral Agent deems necessary or advisable to grant to the Collateral Agent, for the benefit of the Secured Parties, a security interest in such assets (subject to the Excluded Actions), and (ii) take all actions (subject to the Excluded Actions) necessary or advisable to grant to, or continue on behalf of, the Collateral Agent, for the benefit of the Secured Parties, a perfected first priority security interest in such assets (subject to Liens permitted by Section 6.02), including, to the extent applicable, the filing of Financing Statements under applicable Personal Property Security Laws in such jurisdictions as may be required by the applicable Security Documents or by law or as may be requested by the Administrative Agent or the Collateral Agent, as applicable.
(b)    With respect to any Equity Interests in any Subsidiary (other than any such Equity Interests that constitute Excluded Assets) created or acquired after the Closing Date (including by reason of any Subsidiary first qualifying as a Subsidiary), the Borrower shall promptly (and, in any event, within 30 days following such creation or the date of such acquisition or within such extended period as agreed to by the Collateral Agent in its sole discretion) (i) execute and deliver (or, if necessary or advisable under applicable law, cause such Subsidiary to execute and deliver) to the Administrative Agent and the Collateral Agent such amendments and/or supplements to the applicable Security Documents as the Administrative Agent or the Collateral Agent reasonably deems necessary or advisable to grant to the Collateral Agent, for the benefit of the Secured Parties, a valid, perfected first priority security interest in such Equity Interests, (ii) deliver to the Collateral Agent the certificates, if any, representing such Equity Interests, together with undated stock or other transfer powers, in blank, executed and delivered by a duly authorized officer of the Borrower, and (iii) if requested by the Administrative Agent, deliver to the Administrative Agent and the Collateral Agent legal opinions relating to the matters described above, which opinions shall be in form and substance, and from counsel, reasonably satisfactory to the Administrative Agent and the Collateral Agent, but shall take into account local opinion practice and be substantially consistent with the opinions delivered on the Closing Date; provided that in no event shall Holdings or any Subsidiary be required to take any Excluded Action.
(c)    Without limitation of Section 5.10(b) above, with respect to any Subsidiary (regardless of whether the Equity Interests therein comprise Excluded Assets, but excluding any Excluded Subsidiary) created or acquired after the Closing Date (including by reason of any Subsidiary first qualifying as a Subsidiary after the Closing Date), Holdings shall promptly (and, in any event, within 30 days following such creation or the date of such acquisition or within such extended period as agreed to by the Collateral Agent in its sole discretion) (i) cause such Subsidiary to deliver a counterparty of or joinder (in form and substance reasonably satisfactory to the Administrative Agent) to the Guaranty in respect of the Obligations for the benefit of the Secured Parties, and (ii) if requested by the Administrative Agent, deliver to the Administrative Agent and the Collateral Agent legal opinions relating to such Guaranty, which opinions shall be in form and substance, and from counsel, reasonably satisfactory to the Administrative Agent and the Collateral Agent, but shall take into account local opinion practice and be substantially consistent with the opinions delivered on the Closing Date.

Section 5.11.    Collateral and Guaranty Limitations. Notwithstanding anything to the contrary in Sections 5.09 and 5.10, the requirements of such Sections shall not apply to any assets or Subsidiary created or acquired after the Closing Date, as applicable, as to which the Administrative Agent and the Borrower have reasonably determined and agreed in writing that the difficulty, time and/or expense of creating or perfecting such pledges or security interests in such assets or obtaining such Guaranty is excessive in relation to the benefits to be obtained therefrom by the Secured Parties under the Loan Documents.
Section 5.12.    Further Assurances. Holdings will, and will cause each of the other Loan Parties to, from time to time duly authorize, execute and deliver, or cause to be duly authorized, executed and delivered, such additional instruments, certificates, Financing Statements, agreements, notices or documents, and take all such actions (including filing Financing Statements and other documents), which may be required under any applicable law or which the Administrative Agent or the Collateral Agent may reasonably request, for the purposes of implementing or effectuating the provisions of this Agreement and the other Loan Documents, or of more fully granting, preserving, protecting, perfecting, maintaining or renewing the rights of the Administrative Agent, the Collateral Agent and the Secured Parties with respect to the Collateral (or with respect to any additions thereto or replacements or proceeds or products thereof or with respect to any other property or assets hereafter acquired by Holdings or any other Loan Party which are required to be part of the Collateral) pursuant hereto or thereto. Upon the exercise by the Administrative Agent, the Collateral Agent or any Lender of any power, right, privilege or remedy pursuant to this Agreement or the other Loan Documents which requires any consent, approval, recording, qualification or authorization of any Governmental Authority, Holdings will execute and deliver, or will cause the execution and delivery of, all applications, certifications, instruments and other documents and papers that the Administrative Agent, the Collateral Agent or such Lender may be required to obtain from Holdings or any of the other Loan Parties for such governmental consent, approval, recording, qualification or authorization. This Section 5.12 shall not require any person to provide a guarantee or grant a Lien that is not otherwise required under Sections 5.09, 5.10, 5.11 or 5.17 and shall not require Holdings or any Subsidiary to take any Excluded Action.
Section 5.13.    Patriot Act. Holdings shall and shall cause each of its Subsidiaries to provide all documentation and other information required by bank regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the Patriot Act and any other similar law, rule or regulation of any relevant jurisdiction to the extent requested by the Administrative Agent or any Lender.
Section 5.14.    Maintenance of Ratings. Holdings and the Borrower shall use commercially reasonable efforts to maintain a public corporate rating from S&P and a public corporate family rating from Moody’s, in each case in respect of the Consolidated Group, and a public rating of the Facilities by each of S&P and Moody’s, in each case with no requirement to maintain a specific rating.
Section 5.15.    Line of Business. Holdings will ensure that neither Holdings nor any of the Subsidiaries engages, at any time, in any business or business activity other than the Business of the Consolidated Group.

Section 5.16.    UK Pensions.
(a)    Holdings will ensure that, to the extent applicable, all contributions required under the relevant scheme’s schedule of contributions under Part 3 of the UK Pensions Act are duly paid in respect of all UK pension schemes operated by or maintained for the benefit of Holdings or any Subsidiary or any of their employees and that no action or omission is taken by Holding or any Subsidiary in relation to such a UK pension scheme (including the termination or commencement of winding-up proceedings of any such pension scheme or any Subsidiary or Holdings ceasing to employ any member of such a pension scheme) which has or is reasonably likely to result in a Material Adverse Effect.
(b)    Except for the Orient-Express 2003 Pension Scheme, Holdings shall ensure that no Subsidiary is or has been at any time in the six years prior to the date of this Agreement: (i) an employer (for the purposes of sections 38 to 51 of the UK Pensions Act) of an occupational pension scheme which is not a money purchase scheme (such terms as defined in the UK Pension Schemes Act of 1993) and is not a scheme within section 38(1)(b) of the UK Pensions Act; or (ii) “connected” with or an “associate” of (as those terms are used in sections 38 or 43 of the UK Pensions Act) such an employer.
(c)    Holdings shall (subject to any confidentiality obligations) deliver to the Administrative Agent within 28 days of receipt by Holdings those actuarial reports as are prepared in order to comply with the then current statutory or auditing requirements (as applicable either to the trustees of any relevant schemes, Holdings or the relevant Subsidiary), in relation to all pension schemes mentioned in Section 5.16(a) or Section 5.16(b).
(d)    Holdings shall promptly notify the Administrative Agent of any material change in the schedule of contributions under Part 3 of the UK Pensions Act applicable to any pension schemes mentioned in Section 5.16(a) paid or recommended to be paid (whether by the scheme actuary or otherwise) or required (by law or otherwise) which would increase contributions by more than 10% per annum.
Section 5.17.    Post-Closing Obligations. Notwithstanding anything contained in this Agreement, Holdings and the Borrower agree to deliver, or cause to be delivered by the applicable Subsidiaries, to the Administrative Agent or the Collateral Agent, as applicable, and to complete or cause to be completed, all of the items and actions described on Schedule 5.17 within the time periods set forth on such schedule, or such later time as may be agreed to by the Administrative Agent in its sole discretion.
Section 5.18.    Compliance by Charleston Center. So long as Holdings or any Subsidiary directly or indirectly owns any Equity Interests in Charleston Center and Charleston Center is not otherwise a Subsidiary for all purposes of this Agreement, Holdings and the Borrower shall use commercially reasonable efforts to cause (a) the representations and warranties contained in Article III to be true and correct as to Charleston Center and its subsidiaries as though Charleston Center and its subsidiaries were “Subsidiaries” for purposes of such Article and the defined terms used therein (but only to the extent used in such Article) and (b) Charleston Center and its subsidiaries to comply with the provisions of Article V and Article VI, in each case as though Charleston Center and its subsidiaries were “Subsidiaries” for all purposes of such Articles and the defined terms used therein (but only to the extent used in such Articles); it being understood that so long as Holdings and the Borrower are using commercially reasonable efforts to cause such representations and warranties to be true and correct and such other compliance, any failure of such representations and warranties to be true and correct or of Charleston Center and its subsidiaries to comply with the applicable provisions of Article V or Article VI, in each case shall not result in a Default or Event of Default under this Agreement.
ARTICLE VI
NEGATIVE COVENANTS
Each of Holdings and the Borrower, as applicable, covenants and agrees with each Lender that, so long as the Termination Date shall not have occurred:
Section 6.01.    Indebtedness. Holdings and the Borrower, as applicable, will not, and will not permit any of the Subsidiaries to, incur, create, assume or permit to exist any Indebtedness, except:
(a)    Indebtedness (other than intercompany Indebtedness) existing on the Closing Date and set forth on Schedule 6.01(a), and any Permitted Refinancing Indebtedness in respect of any such Indebtedness;
(b)    Indebtedness created hereunder and under the other Loan Documents, Credit Agreement Refinancing Indebtedness, Indebtedness created under the Incremental Facilities and any other Permitted Refinancing Indebtedness otherwise permitted to be incurred to refinance any of the foregoing Indebtedness;
(c)    intercompany loans permitted pursuant to Section 6.04 and any Permitted Refinancing Indebtedness in respect thereof;
(d)    Indebtedness incurred to finance the acquisition, construction or improvement of any real property, fixed or capital assets, and any Permitted Refinancing Indebtedness in respect of any such Indebtedness, provided that such original Indebtedness is incurred prior to or within 270 days after such acquisition or the completion of such construction or improvement; provided further that the aggregate principal amount of Indebtedness permitted by this Section 6.01(d), when combined with the aggregate principal amount of all Indebtedness incurred pursuant to Section 6.01(e), shall not exceed U.S.$110,000,000 at any time outstanding;
(e)    Indebtedness pursuant to Capital Lease Obligations of Holdings and the Subsidiaries; provided that the aggregate principal amount of Indebtedness permitted by this Section 6.01(e) when combined with the aggregate principal amount of all Indebtedness incurred pursuant to Section 6.01(d) shall not exceed U.S.$110,000,000 at any time outstanding;
(f)    Indebtedness (i) under performance or surety bonds or with respect to workers’ compensation claims (including under letters of credit posted with Governmental

Authorities to comply with Requirements of Law), in each case incurred in the ordinary course of business, or (ii) under appeal bonds solely in respect of the pending litigation and up to the maximum amount described on Schedule 6.01(f);
(g)    Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds in the ordinary course of business, provided that such Indebtedness is promptly covered by the Borrower or a Subsidiary;
(h)    Indebtedness (not relating to the borrowing of money) consisting of financing of insurance premiums or take or pay obligations contained in supply arrangements, in each case in the ordinary course of business;
(i)    Indebtedness in respect of cash management obligations (including the Cash Management Obligations), including netting or setoff services, overdraft protections and similar arrangements, in each case in connection with bank and deposit accounts opened, maintained or utilized in the ordinary course of business, and Indebtedness secured by Liens permitted under Section 6.02(t)(y) and incurred in the ordinary course of business;
(j)    Indebtedness representing deferred compensation to employees incurred in the ordinary course of business;
(k)    Indebtedness consisting of promissory notes issued to finance the purchase or redemption of Equity Interests or to finance a payment of stock appreciation rights, in each case solely to the extent (i) the transaction giving rise to such purchase, redemption or payment is permitted by Section 6.04 and Section 6.05 and (ii) issued to the seller or holder thereof; provided that the aggregate principal amount of any such Indebtedness consisting of promissory notes issued to the seller thereof to finance the purchase of Equity Interests pursuant to a Permitted Acquisition, when combined with the aggregate principal amount of all Indebtedness assumed or incurred under Section 6.01(q), shall not exceed U.S.$25,000,000 at any time outstanding;
(l)    (i) Indebtedness of Excluded Subsidiaries existing on the Closing Date and set forth on Schedule 6.01(a), and any Permitted Refinancing Indebtedness in respect of any such Indebtedness, and (ii) Non-Recourse Indebtedness of Excluded Subsidiaries, provided the aggregate outstanding principal amount of any such Non-Recourse Indebtedness shall not at any time exceed the Fair Market Value of the assets securing such Indebtedness;
(m)    Indebtedness incurred in a Permitted Acquisition in respect of agreements providing for indemnification, the adjustment of purchase price (including customary earn-outs to the extent constituting Indebtedness) or similar adjustments;
(n)    Management Contract Investments consisting of Indebtedness;
(o)    Indebtedness of Holdings and the Subsidiaries under letters of credit and bank guarantees (other than Letters of Credit and Bank Guarantees) used in the ordinary course of business in an aggregate stated amount not exceeding U.S.$1,000,000 at any time outstanding;

(p)    other unsecured Indebtedness (other than intercompany Indebtedness) in an aggregate principal amount not to exceed the greater of (i) U.S.$30,000,000 and (ii) an amount such that after giving pro forma effect to the issuance, incurrence or assumption of such Indebtedness the Total Net Leverage Ratio is equal to or less than 3.80:1.00; provided that the aggregate amount of Indebtedness issued, incurred or assumed by all non-Loan Parties in reliance on this clause (p) shall not exceed U.S.$10,000,000 at any time outstanding;
(q)    Indebtedness of any person that becomes a Subsidiary after the Closing Date pursuant to a Permitted Acquisition, provided that such Indebtedness exists at the time such person becomes a Subsidiary and is not created in contemplation of or in connection with such person becoming a Subsidiary; provided, further that the aggregate principal amount of Indebtedness permitted by this Section 6.01(q), when combined with the aggregate principal amount of Indebtedness consisting of promissory notes issued to the seller thereof to finance the purchase of Equity Interests pursuant to a Permitted Acquisition and incurred under Section 6.01(k), shall not exceed U.S.$75,000,000 at any time outstanding;
(r)    Guarantees (i) of any Indebtedness of Holdings or any of its Subsidiaries permitted to be incurred under the Loan Documents and (ii) by any Subsidiary that is not a Loan Party of Indebtedness of another Subsidiary that is not a Loan Party to the extent such guaranteed Indebtedness is permitted hereunder;
(s)    Indebtedness in an aggregate amount not to exceed, so long as, at the time of the incurrence or issuance of such Indebtedness, both before and after giving effect thereto, (i) no Default or Event of Default shall have occurred and be continuing, (ii) Holdings shall be in compliance, on a Pro Forma Basis, with the Financial Maintenance Covenants and (iii) the Total Net Leverage Ratio shall be less than or equal to 3.80:1.00, the portion, if any, of the Available Amount on the date of such election that Holdings elects to apply to this Section 6.01(s);
(t)    intercompany Indebtedness of Holdings owing to any Subsidiary and of any Subsidiary owing to Holdings or any other Subsidiary, in each case, consisting of an Investment permitted by Section 6.04(o) and arising solely pursuant to a Permitted Tax Restructuring; provided that, subject to Section 5.17, all such Indebtedness of any Loan Party owed to any Subsidiary that is not Loan Party must be expressly subordinated to the Obligations pursuant to an Affiliate Subordination Agreement;
(u)    Capital Lease Obligations of Holdings and the Subsidiaries related to Sale and Lease-Back Transactions permitted under the last sentence of Section 6.03;
(v)    Indebtedness in respect of Hedging Agreements that are permitted by Section 6.08;
(w)    Indebtedness in an aggregate amount not to exceed the amount of Eligible Equity Proceeds;
(x)    Indebtedness in an aggregate amount not to exceed U.S.$40,000,000; provided that such Indebtedness is expressly subordinated in right of payment to the Obligations on terms and pursuant to documentation (including, if requested by the Administrative Agent, a customary subordination agreement) in form and substance reasonably satisfactory to the Administrative Agent; and
(y)    all premiums (if any), interest (including post-petition interest), fees, expenses, charges and additional or contingent interest on Indebtedness described in clauses (a) through (x) above to the extent otherwise incurred in compliance with this Agreement.
Section 6.02.    Liens. Holdings will not, and will not permit any of its Subsidiaries to, create, incur, assume or permit to exist any Lien on any property or assets (including Equity Interests of any Subsidiary) now owned or hereafter acquired by it or on any income or revenues or rights in respect of any thereof, except:
(a)    Liens existing on the Closing Date and set forth on Schedule 6.02(a), provided that such Liens shall secure only those obligations which they secure on the Closing Date except as provided in Section 6.02(bb);
(b)    any Lien (i) created under the Loan Documents or (ii) on assets that constitute Collateral and secure Indebtedness permitted under Section 6.01(b);
(c)    any Lien existing on any property or asset prior to the acquisition thereof by Holdings or any Subsidiary; provided that (i) such Lien is not created in contemplation of or in connection with such acquisition, (ii) such Lien does not apply to any other property or assets of Holdings or any Subsidiary (other than the (x) proceeds or products of such original property or assets and (y) after-acquired property subject to such Lien to the extent securing Indebtedness and other obligations incurred prior to such time and which Indebtedness and other obligations are permitted hereunder and require, pursuant to their express terms at such time, a pledge of after-acquired property, it being understood that such requirement shall not be permitted to apply to any property to which such requirement would not have applied but for such acquisition), and (iii) such Lien does not materially interfere with the use, occupancy and operation of any Material Hotel Real Property;
(d)    Liens for taxes (including levies, rates and assessments) or utilities (including levies or imposts for sewers and other utility services) not overdue for period of more than 30 days or which are being contested in compliance with Section 5.03 or are otherwise permitted by Section 5.03; and other non-consensual Liens created by or arising mandatorily under applicable law, including, to the extent applicable, for amounts that may become owing for vacation pay, employee deductions and contributions, goods and services taxes, sales taxes, harmonized sales taxes, realty taxes, business taxes, workers’ compensation, pension plan or fund obligations and overdue rents, but only to the extent that any such amount in respect of which Liens may arise or are created are (i) paid when due and are not otherwise delinquent, or (ii) for so long as there is no risk of loss, sale or forfeiture of any material asset of Holdings or any of the Subsidiaries as a consequence thereof, being contested in good faith and with respect to which adequate reserves have been set aside and are being maintained in accordance with GAAP;

(e)    carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, builder’s, construction or other like Liens arising in the ordinary course of business and securing obligations that are not overdue for a period of more than 30 days or which are being contested in compliance with Section 5.03;
(f)    pledges, deposits or other Liens arising as a matter of law in the ordinary course of business in connection with workmen’s compensation, unemployment insurance and other social security laws or regulations;
(g)    deposits or Liens incurred to secure the performance of bids, trade contracts (other than for Indebtedness for borrowed money), leases (other than Capital Lease Obligations), statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business and pledges and deposits in the ordinary course of business securing liability for reimbursement or indemnification obligations of insurance carriers providing insurance to Holdings or its Subsidiaries;
(h)    zoning, land use and building restrictions, easements, servitudes, covenants, rights-of-way, restrictions on use of real property and other similar encumbrances incurred in the ordinary course of business which, in the aggregate, do not materially detract from the value of the property subject thereto or interfere with the ordinary conduct of the business of Holdings or any of the Subsidiaries or the ability of Holdings or any of the Subsidiaries to utilize such property for its intended purpose;
(i)    purchase money security interests securing Indebtedness permitted under Sections 6.01(d) and (e); provided that (i) such Liens attach concurrently with or within 270 days after such acquisition (or construction), (ii) such security interests do not apply to any property or assets of Holdings or any Subsidiary other than the property financed by such Indebtedness, replacements thereof and additions and accessions to such property and the proceeds and products thereof and customary security deposits; provided that such Liens may secure other obligations of the type permitted under this paragraph (i) owed to the same vendor or its Affiliates and (iii) with respect to Capital Lease Obligations, such Liens do not at any time extend to or cover any assets (except for additions and accessions to such assets, replacements and products thereof and customary security deposits) other than the assets subject to such Capital Lease Obligations;
(j)    judgment Liens securing judgments not constituting an Event of Default under Article VII;
(k)    any interest or title of a lessor or sublessor under any lease entered into by Holdings or any of its Subsidiaries in the ordinary course of business and covering only the assets so leased;
(l)    Liens on cash deposits and other funds maintained with a depositary institution, in each case arising in the ordinary course of business by virtue of any statutory or common law provision relating to banker’s liens, provided that (i) the applicable deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by Holdings or any of the Subsidiaries in excess of those set forth in regulations promulgated by the Board or any similar Governmental Authority in any jurisdiction outside of the United States, and (ii) the applicable deposit account is not intended by Holdings or any of the Subsidiaries to provide collateral or security to the applicable depositary institution or any other person;
(m)    Liens consisting of licenses of patents, trademarks and other intellectual property rights granted by Holdings or any of the Subsidiaries in the ordinary course of business;
(n)    Liens in favor of customs or revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;
(o)    Liens on assets acquired in transactions constituting trade payables (but not constituting Indebtedness) and securing the purchase price of such assets;
(p)    Liens on receivables of the Subsidiary set forth on Schedule 6.01(f) solely in respect of Indebtedness permitted under clause (ii) of Section 6.01(f);
(q)    Liens arising from precautionary financing statement filings under Personal Property Security Laws regarding leases entered into by Holdings and the Subsidiaries;
(r)    Liens solely on any cash earnest money deposits made in connection with any letter of intent or purchase agreement permitted under this Agreement;
(s)    Liens deemed to exist in connection with Investments in repurchase agreements permitted under this Agreement;
(t)    Liens (x) in favor of a banking institution encumbering deposits (including the right of setoff) and which are within the general parameters customary in the banking industry and (y) that are customary contractual rights of setoff relating to pooled deposit or sweep accounts of the Borrower or any Subsidiary to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business;
(u)    Liens on Investments described in clause (c) of the definition of “Management Contract Investment” to the extent incurred to finance such Investments, provided that such Liens shall extend to no other assets of Holdings or any of the Subsidiaries;
(v)    any Lien created in connection with any Sale and Lease-Back Transactions to the extent such Sale and Lease-Back Transactions are permitted under the last sentence of Section 6.03;
(w)    leases, licenses, subleases and sublicenses granted in the ordinary course of business which do not (i) interfere in any material respect with the business of Holdings or the Subsidiaries or (ii) secure any Indebtedness;
(x)    Liens or deposits that do not secure Indebtedness and are granted in the ordinary course of business to a public utility or any Governmental Authority when required by such utility or Governmental Authority in connection with the operations of Holdings, any Subsidiary or any Hotel Real Property;

(y)    title defects, encroachments or irregularities that, in the reasonable opinion of the Administrative Agent, are of a minor nature and will not in the aggregate materially impair the use for which the subject real property is held by Holdings or a Subsidiary, as the case may be;
(z)    Liens not otherwise permitted by this Section 6.02 securing Indebtedness of Holdings or any Subsidiary permitted under Section 6.01 (other than Section 6.01(b)) which Liens are on assets that constitute Collateral and rank pari passu with the Liens securing the Obligations, so long as the Senior Secured Net Leverage Ratio is less than or equal to the 3.80:1.00; provided that such Liens shall at all times be subject to the provisions of an intercreditor agreement reasonably satisfactory to the Administrative Agent, the Collateral Agent and the Borrower;
(aa)    Liens on Excluded Equity to the extent not constituting Collateral;
(bb)    the modification, replacement, renewal or extension of any Lien permitted by clauses (a), (c) and (i) of this Section 6.02 provided that (i) the Lien does not extend to any additional property other than (x) after-acquired property that is affixed or incorporated into the property covered by such Lien or financed by Indebtedness permitted by Section 6.01 and (y) the proceeds and products thereof and (ii) the renewal, extension or refinancing of the obligations secured or benefited by such Lien is permitted by Section 6.01;
(cc)    Liens not otherwise permitted by this Section 6.02 so long as the aggregate outstanding principal amount of the obligations secured thereby shall not exceed (as to Holdings and all the Subsidiaries) U.S.$6,000,000 at any time; and
(dd)    Liens on assets of Excluded Subsidiaries to the extent securing Non-Recourse Indebtedness of Excluded Subsidiaries permitted under clause (ii) of Section 6.01(l);
provided, however, that no reference in this Agreement to Liens permitted under this Section 6.02, including any statement or provision as to the acceptability of any Lien, shall in any way constitute or be construed so as to provide for a consent to subordination of any rights of the Collateral Agent arising under any Security Document in respect of such Lien.
Section 6.03.    Sale and Lease-Back Transactions. Holdings will not, and will not permit any of the Subsidiaries to, enter into any arrangement (each, a “Sale and Lease-Back Transaction”), directly or indirectly, with any person whereby it shall sell or transfer any property, real or personal or mixed, used or useful in its business, whether now owned or hereafter acquired, and thereafter rent or lease such property or other property which it intends to use for substantially the same purpose or purposes as the property being sold or transferred unless (a) the sale of such property is permitted by Section 6.05, and (b) any Capital Lease Obligations or Liens arising in connection therewith are permitted by Sections 6.01 and 6.02, respectively. Notwithstanding anything in this Section 6.03 to the contrary, Holdings and the Subsidiaries shall be permitted to enter into one or more Sale and Lease-Back Transactions (a) at any time exclusively between (i) a Loan Party and another Loan Party and (ii) a Subsidiary that is not a Loan Party and another Subsidiary that is not a Loan Party, in each case, consummated for Fair Market Value, and (b) otherwise provided that the then present value of the rent or lease payments (based on the assumptions used for purposes of Statement of Financial Accounting Standards Nos. 13, 23, 91 and 98, as amended, supplemented or superseded from time to time) to be paid by Holdings and the Subsidiaries in connection with any such Sale and Lease-Back Transactions shall not exceed, in the aggregate, U.S.$2,500,000 at any time.
Section 6.04.    Investments, Loans and Advances. Holdings will not, and will not permit any of its Subsidiaries to, purchase, hold or acquire any Equity Interests, evidences of Indebtedness or other securities of, make or permit to exist any loans or advances or capital contributions to, or make or permit to exist any investment or any other interest in, any other person or purchase or otherwise acquire for value (whether through the acquisition of any Equity Interests in any other person, merger, amalgamation or consolidation, the acquisition of assets or property or otherwise) any Hotel Real Property (all of the foregoing, “Investments”), except:
(a)    (i) Investments existing on the Closing Date by Holdings or a Subsidiary in any other Subsidiary, (ii) intercompany Investments utilized solely to refinance Indebtedness of Subsidiaries on or reasonably promptly following the Closing Date, (iii) intercompany Investments to finance Capital Expenditures by Subsidiaries that are not Loan Parties to the extent such Capital Expenditures are permitted under Section 6.10, (iv) intercompany Investments in connection with the financing and payment of Intercompany Trading Balances, (v) additional Investments made after the Closing Date by Holdings and the Subsidiaries in any Loan Party, provided that, to the extent any such loans made to a Loan Party at any time outstanding exceed U.S.$5,000,000 in the aggregate, subject to Section 5.17, such loans shall be subordinated to the Obligations pursuant to an Affiliate Subordination Agreement, (vi) additional Investments made after the Closing Date by any Loan Party in any Subsidiaries that are not Loan Parties in an aggregate principal amount not to exceed U.S.$50,000,000 and (vii) additional Investments by Subsidiaries that are not Loan Parties in Subsidiaries that are not Loan Parties; provided that any loan made by a Loan Party shall be pledged to the Collateral Agent for the benefit of the Secured Parties pursuant to the applicable Security Documents, in each case, to the extent required by the applicable provisions of Sections 5.09, 5.10, 5.12 or 5.17;
(b)    [reserved];
(c)    Permitted Investments;
(d)    Investments received in connection with the bankruptcy or reorganization of, or settlement of delinquent accounts and disputes with, customers and suppliers arising in the ordinary course of business;
(e)    loans and advances in the ordinary course of business to officers, directors or employees of any member of the Consolidated Group so long as the aggregate principal amount thereof at any time outstanding (determined without regard to any write-downs or write-offs of such loans and advances) shall not exceed U.S.$5,000,000;
(f)    Permitted Acquisitions;
(g)    Investments existing on the date hereof and set forth on Schedule 6.04(g);

(h)    Investments consisting of endorsements for collection or deposit and extensions of trade credit, in each case in the ordinary course of business;
(i)    Investments made as a result of the receipt of non-cash consideration from a sale, transfer or other disposition of any asset in compliance with Section 6.05;
(j)    Management Contract Investments;
(k)    Investments consisting of Hedging Agreements that are permitted by Section 6.08;
(l)    Investments in an aggregate amount not to exceed, so long as, at the time of such Investment both before and after giving effect thereto, (i) no Default or Event of Default shall have occurred and be continuing, (ii) Holdings shall be in compliance, on a Pro Forma Basis, with the Financial Maintenance Covenants and (iii) the Total Net Leverage Ratio shall be less than or equal to 3.80:1.00, the portion, if any, of the Available Amount on the date of such election that Holdings elects to apply to this Section 6.04(l);
(m)    Investments in an aggregate amount not to exceed the amount of Eligible Equity Proceeds;
(n)    in addition to Investments permitted by paragraphs (a) through (m) above, additional Investments by Holdings or a Subsidiary so long as the aggregate amount invested pursuant to this Section 6.04(n) (determined without regard to any write-downs or write-offs of such Investments) does not exceed, in the aggregate, at any time outstanding (taking into account returns of and on such Investments and proceeds from the sale of such Investments) U.S.$30,000,000;
(o)    Investments by Holdings or a Subsidiary in Holdings or any other Subsidiary pursuant to any (and as contemplated by the definition of) Permitted Tax Restructuring;
(p)    Investments received substantially contemporaneously in exchange for Equity Interests of Holdings;
(q)    advances of payroll payments to employees in the ordinary course of business; and
(r)    Investments consisting of Indebtedness, Liens, fundamental changes and Dispositions and Restricted Payments permitted under Sections 6.01, 6.02, 6.05 and 6.06, respectively; provided that no Investments may be made solely pursuant to this Section 6.04(r).
Section 6.05.    Mergers, Amalgamation, Consolidations, Sales of Assets. (a) Holdings will not, and will not permit any of the Subsidiaries to, merge into, amalgamate or consolidate with any other person, or permit any other person to merge into, amalgamate or consolidate with it, or liquidate or dissolve, or Dispose of (in one transaction or in a series of transactions) all or substantially all the assets (whether now owned or hereafter acquired) directly or indirectly owned by Holdings or less than all the Equity Interests of any Subsidiary, or redomesticate, reincorporate or otherwise change or move its jurisdiction of organization, except for, if immediately after giving effect thereto no Event of Default would result therefrom:
(i)    the merger, amalgamation or consolidation of any Subsidiary (other than the Borrower) into or with (x) the Borrower or (y) any other Subsidiary; provided that (A) the surviving entity is a Subsidiary and in the case of a merger, amalgamation or consolidation involving (1) a Loan Party, such Loan Party shall be the surviving company or, in the case of an amalgamation, the amalgamated company resulting therefrom is liable for the obligations of such Loan Party under the Loan Documents by operation of law or (2) the Borrower, the Borrower shall be the surviving entity, and (B) except to the extent constituting an Asset Sale permitted pursuant to Section 6.05(b), Holdings or the Borrower shall own, directly or indirectly, Equity Interests representing a percentage of the aggregate ordinary voting power and aggregate equity value represented by the issued and outstanding Equity Interests in such surviving Subsidiary that is equal to or greater than the percentage of the aggregate ordinary voting power and the aggregate equity value represented by the issued and outstanding Equity Interests that were owned immediately prior to such merger, amalgamation or consolidation, directly or indirectly, by Holdings or the Borrower in such other merged, amalgamated or consolidated Subsidiary;
(ii)    any transaction pursuant to which any Subsidiary shall change its form of organization solely within its jurisdiction of organization or shall redomesticate solely within its country of organization (provided that (A) except to the extent constituting an Asset Sale permitted pursuant to Section 6.05(b), such transaction shall not reduce Holdings’ or the Borrower’s direct or indirect share of the aggregate ordinary voting power and aggregate equity value in such Subsidiary, (B) if such Subsidiary is a Loan Party it shall continue to be a Loan Party, (C) if such Subsidiary is the Borrower it shall continue to be the Borrower, (D) any relevant Subsidiary shall comply with its obligations under Section 5.06 in connection with such transaction, (E) such transaction shall have been undertaken for a valid purpose (which includes the reduction of taxes for direct or indirect owners of Equity Interests in the Borrower) and shall not be materially disadvantageous to the Lenders and (F) no Loan Party shall redomesticate or reincorporate into, or otherwise change or move its jurisdiction of organization to, any jurisdiction that is not a Covered Jurisdiction without the prior written consent of the Administrative Agent);
(iii)    a merger, dissolution, liquidation, consolidation or Disposition, in each case, by and among Subsidiaries, the purpose of which is to effect any Permitted Tax Restructuring;
(iv)    the Disposition of any property to the extent permitted by Section 6.05(b) below;
(v)    the dissolution of any Subsidiary; provided that Holdings shall have delivered to the Administrative Agent a certificate of a Financial Officer of Holdings to the effect that such action is not disadvantageous to the Lenders in any manner, as reasonably determined by Holdings in good faith;

(vi)    the sale of any property in a Sale and Lease-Back Transaction to the extent permitted under the last sentence of Section 6.03; and
(vii)    any Subsidiary may Dispose of all or substantially all of its assets (upon voluntary liquidation or otherwise) to another Subsidiary; provided that if the transferor in such transaction is a Loan Party then (x) the transferee must be a Loan Party, and (y) to the extent constituting an Investment, such Investment must be a permitted Investment in a Subsidiary that is not a Loan Party in accordance with Section 6.04;
provided that (x) in the case of subclauses (i), (ii), (iii) and (vii) above, the security interest, if any, of the Collateral Agent in the property of the applicable person following such merger, amalgamation, consolidation or exchange (or such person resulting from a change in corporate form) or Disposition shall be no less favorable than the security interest, if any, of the Collateral Agent in the property of Holdings or such Subsidiary prior to such merger, amalgamation, consolidation or exchange (or change in corporate form) or Disposition, as applicable, except to the extent that such property was the subject of a Disposition permitted pursuant to Section 6.05(b) and (y) in the case of subclauses (i), (ii) and (iii) above, the Guarantee, if any, by such person formed by such merger, amalgamation or consolidation (or such person resulting from such change in corporate form) of the applicable Obligations shall be no less favorable to the Lenders than the Guaranty, if any, of the applicable Obligations of Holdings or such Subsidiary prior to such merger, amalgamation or consolidation (or change in form of organization solely within its jurisdiction of organization or redomesticate solely within its country of organization), in each case, as reasonably determined by the Administrative Agent.
(b)    Holdings will not, and will not permit any of the Subsidiaries to, engage in any Asset Sale, unless such Asset Sale:
(i)    is for consideration at least equal to the Fair Market Value (as reasonably determined by Holdings) of the assets being sold, transferred, leased or disposed of; provided that with respect to any Asset Sale the Net Cash Proceeds of which exceed U.S.$10,000,000, the person making such Asset Sale shall receive not less than 75% of the consideration therefor in the form of cash (except to the extent that the consideration for such Asset Sale consists of enhanced fee, other payment arrangements or otherwise enhances value under a Management Contract); provided that for the purposes of this subclause (i) the following shall be deemed to be cash: (A) the assumption by the transferee of Indebtedness of the transferor (other than subordinated Indebtedness) and the release of such transferor from all liability on such Indebtedness or other liability in connection with such Asset Sale, (B) securities, notes or other obligations received by the such transferor from the transferee that are converted into cash within 180 days following the closing of such Asset Sale, (C) Indebtedness of any Subsidiary that is no longer a Subsidiary as a result of such Asset Sale, to the extent that no other Subsidiary remains party to any Guarantee of payment of such Indebtedness in connection with such Asset Sale and (D) any Designated Non-Cash Consideration received by the Person making such Asset Sale having an aggregate fair market value, taken together with all other Designated Non-Cash Consideration received pursuant to this Section 6.05(b)(i) that is at that time outstanding, not to exceed U.S.

$2,000,000 (with the fair market value of each item of Designated Non-Cash Consideration being measured at the time received and without giving effect to subsequent changes in value);
(ii)    is of non-core assets acquired in connection with Permitted Acquisitions or other permitted Investments, provided that the aggregate amount of such Asset Sales shall not exceed 25% of the Fair Market Value of the Acquired Entity or Business;
(iii)    constitutes a swap of assets in exchange for services or other assets in the ordinary course of business of comparable or greater Fair Market Value, as determined in good faith by a Responsible Officer; provided that to the extent the asset sold constitutes Collateral, the swapped asset shall constitute Collateral; or
(iv)    the unwinding of any Hedging Agreement pursuant to its terms;
provided that (A) in the case of subclauses (i) and (ii) above, at the time of such Asset Sale and immediately after giving effect thereto no Event of Default shall have occurred and be continuing and (B) the Net Cash Proceeds (if any) of such Asset Sales shall be applied to prepay the Term Loans in accordance with Section 2.13(b) to the extent required thereby.

Section 6.06.    Restricted Payments; Restrictive Agreements. (a) Holdings will not, and will not permit any of the Subsidiaries to, declare or make, any Restricted Payment; provided, however, that (i) any Subsidiary may declare and pay dividends or make other distributions (x) ratably to its equity holders (taking into account preferences and priorities in the terms of Equity Interests) and (y) to Holdings or any other wholly owned Subsidiary of Holdings, (ii) any Loan Party may declare and pay dividends, or provide a distribution constituting a return of capital, to another Loan Party as part of the payment of Transaction expenses (so long as such payment or distribution is not funded with proceeds of Revolving Loans), (iii) so long as, at the time of such Restricted Payment (both before and after giving effect thereto), (x) no Default or Event of Default shall have occurred and be continuing or would result therefrom, (y) Holdings shall be in compliance, on a Pro Forma Basis, with the Financial Maintenance Covenants and (z) the Total Net Leverage Ratio is less than or equal to 3.80:1.00, Holdings may elect to make Restricted Payments to the holders of Equity Interests in Holdings to the extent such amounts in the aggregate do not exceed the Available Amount at such time, (iv) Holdings or any Subsidiary may make Restricted Payments in an aggregate amount not to exceed the amount of Eligible Equity Proceeds, (v) Holdings may make non-cash repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants, (vi) Holdings may make Restricted Payments in cash, in lieu of the issuance of fractional shares, upon the exercise of warrants or upon the conversion or exchange of Equity Interests of any such person, (vii) Holdings and the Subsidiaries may make Restricted Payments to acquire the Equity Interests held by any minority shareholder in any joint venture or Subsidiary that is not wholly owned directly or indirectly by Holdings, subject to the limitations of Section 6.04, (viii) so long as the Borrower is treated as a “pass through” entity for U.S. federal tax purposes, the Borrower may make Restricted Payments solely for the purpose of paying any Tax liability, computed at a notional rate, of Holdings, to the extent such Tax liability arises from the allocation to Holdings of income attributable to any Restricted Payments permitted by this Section 6.06(a) (including, for the avoidance of doubt, Restricted Payments permitted by this clause (viii), and (ix) in addition to the Restricted Payments permitted by clauses (iii) through (viii) of this proviso, so long as no Event of Default shall have occurred and be continuing or would result therefrom, Holdings may make Restricted Payments in an amount not to exceed U.S.$20,000,000 in the aggregate after the Closing Date.
(b)    Holdings will not, and will not permit any of its Subsidiaries to, enter into, incur or permit to exist any agreement or other consensual arrangement that prohibits, restricts or imposes any condition upon (i) the ability of Holdings or any Subsidiary to create, incur or permit to exist any Lien upon any of its property or assets, or (ii) the ability of any Subsidiary to pay dividends or other distributions with respect to any of its Equity Interests or to make or repay loans or advances to Holdings or any Subsidiary or to Guarantee any Indebtedness of Holdings or any Subsidiary; provided, however, that (A) the foregoing shall not apply to restrictions and conditions imposed by any Requirement of Law (other than any Constituent Documents) or by any Loan Documents, (B) the foregoing shall not apply to customary restrictions and conditions contained in written agreements relating to the sale of a Subsidiary pending such sale, provided such restrictions and conditions apply only to the Subsidiary that is to be sold and such sale is permitted hereunder, (C) the foregoing shall not apply to restrictions and conditions imposed on any Subsidiary that is not a Loan Party by the terms of any Indebtedness of such Subsidiary permitted to be incurred hereunder, (D) clause (i) of the foregoing shall not apply to restrictions or conditions imposed by any written agreement relating to secured Indebtedness permitted by this Agreement if such restrictions or conditions apply only to the property or assets securing such Indebtedness, (E) clause (i) of the foregoing shall not apply to customary provisions in leases and other contracts restricting the assignment thereof, (F) the foregoing shall not apply to any restrictions or conditions set forth in any written agreement in effect at any time any person becomes a Subsidiary (provided that such agreement was not entered into in contemplation of such person becoming a Subsidiary and the restriction or condition set forth in such agreement does not apply to Holdings or any other Subsidiary) and (G) clause (i) of the foregoing shall not apply in respect of any provision in a Management Contract (x) existing on the Closing Date or (y) entered into after the Closing Date that prohibits the assignment or collateral assignment of such Management Contract so long as any such Management Contract expressly grants Holdings, or the Subsidiary that is a party thereto, the right to encumber, assign or grant a security interest in, Holdings’ or such Subsidiary’s, as the case may be, right to receive payments or other compensation under such Management Contract.
Section 6.07.    Transactions with Affiliates. Holdings will not, and will not permit any of the Subsidiaries to, except for transactions (x) by or among Loan Parties or (y) by or among members of the Consolidated Group in an aggregate amount (or having an aggregate value) not to exceed $20,000,000, sell or transfer any property or assets to, or purchase or acquire any property or assets from, or otherwise engage in any other transactions with, any of its Affiliates, except (a) Holdings or any Subsidiary may engage in any of the foregoing transactions in the ordinary course of business at prices and on terms and conditions not less favorable to Holdings or such Subsidiary than could be obtained on an arm’s-length basis from unrelated third parties, (b) Holdings or any Subsidiary may consummate any transaction to the extent permitted by Section 6.05(a), Restricted Payments may be made to the extent permitted by Section 6.06 and Investments may be made to the extent permitted by Section 6.04, (c) reasonable and customary fees may be paid to, and indemnification agreements may be entered into with, members of the board of directors (or similar governing body) of Holdings and the Subsidiaries, (d) transactions associated with employment agreements, employee benefit plans, stock option plans, indemnification provisions and other similar compensatory arrangements may be entered into with officers, employees and directors of Holdings and the Subsidiaries in the ordinary course of business, (e) transactions approved by a majority of the disinterested members of the board of directors or similar governing body of Holdings or the relevant Subsidiary may be entered into provided the aggregate amount expected to be paid on an annual basis under such transaction, as determined in good faith by Holdings, does not exceed U.S.$3,000,000, (f) transactions as to which Holdings has received an opinion as to the fairness to each applicable member of the Consolidated Group at the time such transaction or series of related transactions is entered into from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing in the relevant jurisdiction(s), (g) transactions otherwise permitted by this Agreement between or among any Loan Party and any person that becomes a Loan Party as a result of such transaction, (h) the assignment of Management Contracts to Subsidiaries in the ordinary course of business, (i) the entering into and performance of Management Contracts among members of the Consolidated Group in the ordinary course of business, (j) payment of Transaction fees and expenses and (k) any Loan Party may license the use of any of its Intellectual Property to any Subsidiary in the ordinary course of business. For the avoidance of doubt, the Permitted Tax Restructuring shall be permitted under this Section 6.07.
Section 6.08.    Limitations on Hedging Agreements. Holdings will not, and will not permit any of the Subsidiaries to, enter into any Hedging Agreement other than (i) any such agreement or arrangement entered into in the ordinary course of business to hedge or mitigate risks to which Holdings or any Subsidiary is exposed in the conduct of its business or the management of its liabilities or (ii) any such agreement entered into to hedge against fluctuations in interest rates or foreign currency exchange rates incurred in the ordinary course of business, provided that in each case such agreements or arrangements shall not have been entered into for speculative purposes.
Section 6.09.    Amendments and Payments of Junior Indebtedness. (a) Except to the extent permitted under any intercreditor or subordination agreement in favor of the Lenders and approved by the Administrative Agent in accordance with the terms hereof, Holdings will not, and will not permit any of the Subsidiaries to, permit any waiver, supplement, modification, amendment, termination or release of any indenture, instrument or agreement pursuant to which any Junior Financing is outstanding if the effect of such waiver, supplement, modification, amendment, termination or release would materially increase the obligations of the obligor or confer additional material rights on the holder of such Indebtedness in a manner adverse to Holdings, any of the Subsidiaries or the Lenders, or in a manner which is, individually or in the aggregate, reasonably likely to result in a Material Adverse Effect.
(b)    Holdings will not, and will not permit any of the Subsidiaries to make any distribution, whether in cash, property, securities or a combination thereof (other than (x) regular scheduled payments of principal and (y) payments of interest, fees and expense reimbursements as and when due (to the extent not prohibited by applicable subordination provisions)), in respect of, or prepay, or directly or indirectly redeem, repurchase, retire or otherwise acquire for consideration prior to scheduled maturity, or set apart any sum for the aforesaid purposes, (1) any Junior Lien Incremental Other Term Loans, Unsecured Incremental Other Term Loans, Permitted Junior Secured Refinancing Debt, Permitted Unsecured Refinancing Debt or any other Indebtedness permitted hereunder that is (or is required to be) subordinated in right of payment to the Obligations or secured by Liens that are (or are required to be) in all respects subordinated to the Liens securing the Obligations or (2) any Permitted Refinancing Indebtedness in respect of any of the foregoing (the Indebtedness referred to in clause (1) or (2) being, collectively, “Junior Financing”), except (A) the incurrence of Permitted Refinancing Indebtedness in respect thereof, (B) so long as (x) no Default or Event of Default has occurred and is continuing or would result therefrom, (y) Holdings shall be in compliance, on a Pro Forma Basis, with the Financial Maintenance Covenants, and (z) the Total Net Leverage Ratio is and would remain less than or equal to 3.80:1.00 when calculated on a Pro Forma Basis immediately after giving effect to such payment or distribution, payments or distributions in respect of Junior Financings made with the portion, if any, of the Available Amount that Holdings elects to apply to this Section 6.09(b), (C) the repayment of intercompany Indebtedness, unless such prepayment is prohibited by the applicable Affiliate Subordination Agreement, (D) prepayment of any seller notes incurred in compliance with Section 6.01(k), (E), so long as no Event of Default shall have occurred and be continuing or would result therefrom, Holdings or any Subsidiary may make principal prepayments of Junior Financings in an aggregate amount not to exceed the amount of Eligible Equity Proceeds and (F), so long as (x) no Default or Event of Default has occurred and is continuing or would result therefrom and (y) the Total Net Leverage Ratio is and would remain less than or equal to 3.30:1.00 when calculated on a Pro Forma Basis immediately after giving effect thereto, principal prepayments of Junior Financings in an aggregate amount after the Closing Date not to exceed U.S.$10,000,000.
Section 6.10.    Capital Expenditures. Holdings will not, and will not permit any of the Subsidiaries to, permit the aggregate amount of Capital Expenditures made by Holdings and the Subsidiaries in any fiscal year of the Consolidated Group to exceed U.S.$110,000,000 (the “Base Amount”); provided that for any fiscal year (commencing with the fiscal year ending on December 31, 2014), the Base Amount for such year may be increased by Holdings by (a) up to 100% of the amount, if any, by which the aggregate amount of actual Capital Expenditures made in the immediately preceding fiscal year shall have been less than the Base Amount for such fiscal year (without giving effect to any prior increase of such Base Amount pursuant to this proviso) and (b) up to 100% of the Base Amount for the immediately succeeding fiscal year (in which case the Base Amount for such subsequent fiscal year shall be reduced on a dollar-for-dollar basis). For purposes of computation, Capital Expenditures shall not include expenditures (i) contractually required in order to obtain, extend or maintain a Management Contract or rights thereunder or (ii) in an aggregate amount not to exceed, so long as, at the time of such expenditure, both before and after giving effect thereto, (x) no Default or Event of Default or Default shall have occurred and be continuing, (y) Holdings shall be in compliance, on a Pro Forma Basis, with the Financial Maintenance Covenants and (z) the Total Net Leverage Ratio shall be less than or equal to 3.80:1.00, the portion, if any, of the Available Amount on the date of such election that Holdings elects to apply to this Section 6.10, or (iii) by any person other than Holdings or a Subsidiary with respect to a Hotel Real Property not owned by Holdings or a Subsidiary.

Section 6.11.    Maximum Senior Secured Net Leverage Ratio. Solely in respect of the Revolving Facility, Holdings will not, and will not permit any of the Subsidiaries to, permit the Senior Secured Net Leverage Ratio at the end of any fiscal quarter occurring during any period set forth below to be greater than the ratio set forth opposite such period below:

Period	Senior Secured Net Leverage Ratio
Closing Date through September 30, 2014	7.75:1.00
October 1, 2014 through March 31, 2015	7.50:1.00
April 1, 2015 through September 30, 2015	7.25:1.00
October 1, 2015 through December 31, 2015	7.00:1.00
January 1, 2016 through June 30, 2016	6.75:1.00
July 1, 2016 through September 30, 2016	6.50:1.00
October 1, 2016 through December 31, 2016	6.25:1.00
January 1, 2017 through March 31, 2017	6.00:1.00
April 1, 2017 through September 30, 2017	5.75:1.00
October 1, 2017 through December 31, 2017	5.50:1.00
January 1, 2018 and thereafter	5.25:1.00

Section 6.12.    Minimum Interest Coverage Ratio. Solely in respect of the Revolving Facility, Holdings will not, and will not permit any of the Subsidiaries to, permit the Interest Coverage Ratio at the end of any fiscal quarter to be less than 2.50:1.00.
Section 6.13.    Fiscal Year. Holdings will not change (or permit to be changed) the Consolidated Group’s fiscal year end from December 31 to any other date, and none of the audited yearly financial statements required to be delivered hereunder will be based on a fiscal year other than one ending on December 31.
Section 6.14.    Modification of Constituent Documents. Holdings shall not, and shall not permit any member of the Consolidated Group to, amend its respective Constituent Documents in a manner materially adverse to the Secured Parties unless such action is specifically permitted by this Agreement or another Loan Document.
ARTICLE VII
EVENTS OF DEFAULT
Section 7.01.    Events of Default. Upon the occurrence of any of the following specified events (each, an “Event of Default”):
(a)    any representation or warranty made or deemed made in or in connection with any Loan Document or the Borrowings or issuances of Letters of Credit hereunder, or any representation, warranty or statement contained in any report, certificate, financial statement or other instrument furnished in connection with or pursuant to any Loan Document, shall prove to have been false or misleading in any material respect (or, in the case of any representation or warranty qualified by materiality or Material Adverse Effect, in all respects) when so made, deemed made or furnished;
(b)    default shall be made in the payment of any principal of any Loan or the reimbursement with respect to any L/C Disbursement when and as the same shall become due and payable, whether at the due date thereof or at a date fixed for prepayment thereof or by acceleration thereof or otherwise;
(c)    default shall be made in the payment of any interest on any Loan or L/C Disbursement or any Fee or any other amount (other than an amount referred to in (b) above) due under any Loan Document, when and as the same shall become due and payable, and such default shall continue unremedied for a period of five Business Days;
(d)    default shall be made in the due observance or performance by Holdings or any Subsidiary of any covenant, condition or agreement contained in Section 5.01(a) (other than as to any Immaterial Subsidiary), Section 5.05(a) (as to Events of Default), Section 5.17 or in Article VI (other than the Financial Maintenance Covenants);
(e)    solely in the case of the Revolving Facility, default shall be made in the due observance or performance by Holdings and its Subsidiaries of any of the Financial Maintenance Covenants (subject to the Cure Right); provided that such default shall also constitute an Event of Default for purposes of the Term Facility after (but not before) the Required Revolving Lenders shall have terminated the Revolving Commitments and declared all Revolving Loans and related Obligations to be immediately due and payable as a result of such default in accordance with the final paragraph of this Section 7.01;
(f)    default shall be made in the due observance or performance by Holdings or any Subsidiary of any covenant, condition or agreement contained in any Loan Document (other than those specified in clauses (b), (c), (d) or (e) above) and such default shall continue unremedied for a period of 30 days after the earlier of (i) a Responsible Officer becoming aware of such default and (ii) receipt by Holdings or any Subsidiary of written notice from the Administrative Agent or any Lender of such default;
(g)    (i) Holdings or any Subsidiary shall fail to pay any principal or interest, regardless of amount, due in respect of any Material Indebtedness or Material Non‑Recourse Indebtedness, when and as the same shall become due and payable (after, in the case of a failure to pay any interest, the expiration of the applicable grace period), or (ii) any other event or condition occurs that results in any Material Indebtedness or Material Non‑Recourse Indebtedness becoming due prior to its scheduled maturity or that enables or permits the holder or holders of any Material Indebtedness or any trustee or agent on its or their behalf to cause any Material Indebtedness to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity; provided that this clause (ii) shall not apply to any Indebtedness that becomes due as a result of mandatory prepayments resulting from (w) a sale or other disposition of assets or properties, (x) casualty or condemnation events, (y) the incurrence of Indebtedness not permitted by such Material Indebtedness or Material Non-Recourse Indebtedness, as applicable, or (z) Excess Cash Flow or any similar concept;

(h)    Holdings or any Material Subsidiary shall (i) voluntarily commence any proceeding or file any petition seeking relief under Title 11 of the United States Code, as now constituted or hereafter amended, any other Federal, state or foreign bankruptcy, insolvency, suspension of payments, concurso mercentil, faillissement, surseance van betaling, dissolution, ontbinding, fallimento, concordato preventivo, liquidazione coatta amministrativa, amministrazione straordinaria o ristrutturazione industriale delle grandi imprese in stato d'insolvenza, receivership, judicial management or similar law (including any Debtor Relief Law), in each case as now or hereafter in effect, or any successor thereto (collectively, “Bankruptcy Laws”) or any similar action in an analogous procedure or step in any other jurisdiction, (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or the filing of any petition described in (i) below, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, sindico, conciliator, conservator, curator, bewindvoerder, liquidator, judicial manager, curatore, commissario giudiziale, commissario straordinario, commissario liquidatore or similar official for Holdings or any Material Subsidiary or for a substantial part of the property or assets of Holdings or any Material Subsidiary, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (v) make a general assignment for the benefit of creditors or cessione dei beni ai creditori, (vi) become unable, admit in writing its inability or fail generally to pay its debts as they become due, or (vii) take any action for the purpose of effecting any of the foregoing; or a moratorium is declared in respect of any Indebtedness of Holdings, the Borrower or any UK Subsidiary (it being understood that the ending of any such moratorium shall not remedy any Event of Default caused by such moratorium);
(i)    an involuntary proceeding shall be commenced or an involuntary petition shall be filed in a court of competent jurisdiction seeking (i) relief in respect of Holdings or any Material Subsidiary, or of a substantial part of the property or assets of Holdings or any Material Subsidiary under the Bankruptcy Laws or any similar action in an analogous procedure or step in any other jurisdiction, (ii) the appointment of a receiver, trustee, custodian, sequestrator, sindico, conciliator, conservator, curator, bewindvoerder, curatore, commissario giudiziale, commissario straordinario, commissario liquidatore, judicial manager or similar official for Holdings or any Material Subsidiary or for a substantial part of the property or assets of Holdings or any Material Subsidiary, or (iii) the winding-up or liquidation of Holdings or any Material Subsidiary; and such proceeding or petition shall continue undismissed for 60 days or an order or decree approving or ordering any of the foregoing shall be entered;
(j)    one or more judgments for the payment of money in an aggregate amount in excess of U.S.$25,000,000 (excluding therefrom any amount covered by insurance or a legally binding indemnification obligation from a creditworthy counterparty as to which, in each case, the applicable insurer or counterparty has acknowledged in writing its obligations to cover) or other judgments that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect shall be rendered against Holdings or any Subsidiary or any combination thereof and the same shall remain undischarged for a period of 45 consecutive days during which execution shall not be effectively stayed, or any action shall be legally taken by a judgment creditor to levy upon assets or properties of Holdings or any Subsidiary to enforce any such judgment;

(k)    (i) an ERISA Event described in clause (b) of the definition thereof shall have occurred or any other ERISA Event shall have occurred that, when taken together with all other such ERISA Events, has resulted in liability (not otherwise reimbursed within 60 days by a Person other than Holdings or a Subsidiary) of a Loan Party in an aggregate amount exceeding U.S.$15,000,000 or (ii) the UK Pensions Regulator issues a Financial Support Direction or a Contribution Notice to Holdings, the Borrower or any UK Subsidiary unless the aggregate liability of the Consolidated Group under all Financial Support Directions and Contribution Notices is less than U.S.$15,000,000 (or the Dollar Equivalent thereof);
(l)    any Governmental Authority shall take any action to condemn, seize, nationalize, expropriate, attach, sequestrate or appropriate any substantial portion of the Collateral or of the property of the Consolidated Group (either with or without payment of compensation) or shall take any action that would reasonably be expected to materially adversely affect the ability of any Loan Party to perform its obligations under the Loan Documents; or Holdings or any Material Subsidiary shall be prevented from exercising normal control over all or a substantial part of its property or business, including as a consequence of any seizure, expropriation, nationalization, intervention, restriction or other action by or on behalf of any Governmental Authority or other authority or person;
(m)    any Guaranty or any material provision thereof under any of the Security Documents for any reason shall cease to be in full force and effect (other than in accordance with its terms or the term of this Agreement), or any Guarantor shall deny that it has any further liability under its Guaranty (other than as a result of the discharge of such Guarantor in accordance with the terms of the Loan Documents);
(n)    any Security Document or any material provision thereof shall cease to be in full force or effect with respect to any material Collateral or any Lien purported to be created and perfected under any Security Document shall cease to be, or shall be asserted by any Loan Party not to be, a valid and perfected Lien on any material Collateral, with the priority required by the applicable Security Document (other than (i) pursuant to the terms hereof or thereof or hereof, (ii) as a result of acts or omissions of any Agent or any Lender in breach of their respective obligations under the Loan Documents or (iii) the ineffectiveness of one or more Security Documents or material provisions thereof does not result in more than U.S.$2,500,000 of Collateral (in the aggregate) not being fully perfected or having the priority stated therefor in such ineffective Security Document) or any grantor thereunder or any Loan Party shall deny that it has any further liability thereunder (other than pursuant to the terms thereof);
(o)    any other Loan Document or any material provision thereof shall cease to be in full force and effect (other than pursuant to the terms hereof or thereof); or
(p)    there shall have occurred a Change in Control;
then, and in every such event (other than an event described in paragraph (h) or (i) above), and at any time thereafter during the continuance of such event either or both of the following actions may be taken (it being understood and agreed that only the Required Revolving Lenders shall have the authority to exercise remedies under this Section 7.01 as a result of an Event of Default pursuant to Section 7.01(e) and only with respect to the Revolving Facility): (i) the Administrative Agent may, and at the request of the Required Revolving Lenders, shall, by notice to the Borrower, terminate forthwith the Revolving Commitments, and (ii) the Administrative Agent may, and at the request of the Required Lenders shall, declare the Loans then outstanding to be forthwith due and payable in whole or in part, whereupon the principal of the Loans so declared to be due and payable, together with accrued interest thereon and any unpaid accrued Fees and all other liabilities of the Borrower accrued hereunder and under any other Loan Document, shall become forthwith due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived by the Borrower, anything contained herein or in any other Loan Document to the contrary notwithstanding, and the Administrative Agent and the Collateral Agent shall have the right (following such declaration) to take all or any actions and exercise any remedies available to a secured party under the Security Documents or applicable law or in equity; and in any event described in paragraph (h) or (i) above, the Commitments shall automatically terminate and the principal of the Loans then outstanding, together with accrued interest thereon and any unpaid accrued Fees and all other liabilities of the Borrower accrued hereunder and under any other Loan Document, shall automatically become due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived by the Borrower, anything contained herein or in any other Loan Document to the contrary notwithstanding, and the Administrative Agent and the Collateral Agent shall have the right (following such automatic acceleration) to take all or any actions and exercise any remedies available to a secured party under the Security Documents or applicable law or in equity.
Section 7.02.    Application of Collections. If, after the occurrence of an Event of Default and an acceleration of the Obligations pursuant to the final paragraph of Section 7.01 or otherwise, any of the Agents or any other person collects any amounts in satisfaction of the Obligations whether hereunder, under any Security Document or otherwise, such amounts shall (to the fullest extent permitted by applicable law) be applied as set forth below:
(a)    first, to the payment of all reasonable out-of-pocket costs and expenses incurred by the Administrative Agent or the Collateral Agent (in their respective capacities as such hereunder or under any other Loan Document) in connection with such collection or otherwise in connection with any Loan Document or any of the Obligations, including all court costs and the fees and expenses of their respective agents and legal counsel, the repayment of all advances made by any Agent under any Loan Document on behalf of any obligor and any other costs or expenses incurred by any Agent in connection with the exercise of any right or remedy hereunder or under any Loan Document;
(b)    second, to the payment of all costs and expenses (other than termination payments and other swap payments), if any, then due and owing to any other Secured Party under the Loan Documents, or to any counterparty under a Hedging Agreement that is a Secured Party;
(c)    third, to the payment of all Fees then due and owing pro rata to the persons to whom they are owing in accordance with the amounts owing;
(d)    fourth, pro rata to the payment of:

(i)    accrued but unpaid interest on any then outstanding Loans as follows: (i) to pay any and all accrued but unpaid interest on any then outstanding Term Loans pro rata among the Term Lenders in accordance with their respective outstanding Term Loans by an amount equal to the product of (A) the aggregate amount of monies to be applied to accrued but unpaid interest pursuant to this clause (d) and (B) a fraction, (I) the numerator of which is the aggregate Dollar Equivalent (as determined by the Administrative Agent in accordance with the applicable Exchange Rates in effect on the date of such prepayment) of accrued but unpaid interest on any then outstanding Term Loans, and (II) the denominator of which is the aggregate Dollar Equivalent (as determined by the Administrative Agent in accordance with the applicable Exchange Rates in effect on the date of such prepayment) of all accrued but unpaid interest on any then outstanding Loans; and (ii) to pay any and all accrued but unpaid interest on any then outstanding Revolving Loans pro rata among the Revolving Lenders in accordance with their respective outstanding Revolving Loans by an amount equal to the product of (A) the aggregate amount of monies to be applied to accrued but unpaid interest pursuant to this clause (d) and (B) a fraction, (I) the numerator of which is the aggregate Dollar Equivalent (as determined by the Administrative Agent in accordance with the applicable Exchange Rates in effect on the date of such prepayment) of accrued but unpaid interest on any then outstanding Revolving Loans, and (II) the denominator of which is the aggregate Dollar Equivalent (as determined by the Administrative Agent in accordance with the applicable Exchange Rates in effect on the date of such prepayment) of all accrued but unpaid interest on any then outstanding Loans; and
(ii)    any fees, premiums and scheduled periodic payments due under Specified Hedging Agreements or constituting Cash Management Obligations;
(e)    fifth, pro rata to:
(i)    the Issuing Banks to cover any L/C Disbursements that have been made but not reimbursed, together with any accrued but unpaid interest thereon to cover any L/C Disbursements (and accrued but unpaid interest thereon) that have been made but not reimbursed by the Borrower pro rata among the relevant Issuing Banks in accordance with their respective L/C Disbursements made on behalf of the Borrower;
(ii)    the Issuing Banks to Cash Collateralize all Letters of Credit issued for the account of the Borrower then outstanding;
(iii)    the payment of the principal amount of any outstanding Loans as follows: (A) to pay the principal amount of any outstanding Term Loans pro rata among the Term Lenders in accordance with their respective outstanding Term Loans by an amount equal to the product of (1) the aggregate amount of monies to be applied to the principal amount of any outstanding Loans pursuant to this clause (e)(iii), and (2) a fraction, (I) the numerator of which is the aggregate Dollar Equivalent (as determined by the Administrative Agent in accordance with the applicable Exchange Rates in effect on the date of such prepayment) of the principal amount of any outstanding Term Loans, and (II) the denominator of which is the aggregate Dollar Equivalent (as determined by the Administrative Agent in accordance with the applicable Exchange Rates in effect on the date of such prepayment) of the principal amount of any outstanding Loans; and (B) to pay the principal amount of any outstanding Revolving Loans pro rata among the Revolving Lenders in accordance with their respective outstanding Revolving Loans by an amount equal to the product of (1) the aggregate amount of monies to be applied to the principal amount of any outstanding Loans pursuant to this clause (e)(iii), and (2) a fraction, (I) the numerator of which is the aggregate Dollar Equivalent (as determined by the Administrative Agent in accordance with the applicable Exchange Rates in effect on the date of such prepayment) of the principal amount of any outstanding Revolving Loans, and (II) the denominator of which is the aggregate Dollar Equivalent (as determined by the Administrative Agent in accordance with the applicable Exchange Rates in effect on the date of such prepayment) of the principal amount of any outstanding Loans; and
(iv)    the payment of any breakage, termination or other payments due under any Specified Hedging Agreement or constituting Cash Management Obligations; and
(f)    sixth, the remainder, if any, to the Borrower, its successors or assigns or such other party legally entitled thereto as a court of competent jurisdiction otherwise may direct.
Section 7.03.    Right to Cure.
(a)    Notwithstanding anything to the contrary contained in Section 7.01, in the event that Holdings fails to comply with any of the Financial Maintenance Covenants as of the end of any relevant fiscal quarter, at any time after the end of such fiscal quarter and on or prior to the tenth Business Days after the date on which financial statements with respect to such fiscal quarter (or the fiscal year ended on the last day of such fiscal quarter) are required to be delivered pursuant to Section 5.04(a) or 5.04(b), as applicable (the “Cure Period”), Holdings shall have the right (the “Cure Right”) to receive cash capital contributions to the common equity of Holdings or issue Qualified Equity Interests for cash (the proceeds of which Holdings shall immediately contribute in cash to the Borrower as common equity or in exchange for Qualified Equity Interests of the Borrower), and upon the exercise of such right and such receipt by the Borrower of such cash proceeds, Holdings may, at the election of the Borrower, apply the aggregate amount (the “Cure Amount”) of such cash proceeds received by the Borrower solely to increase Consolidated EBITDA with respect to such applicable quarter and applicable periods that include such fiscal quarter; provided that such cash proceeds (i) are actually received by the Borrower as cash common equity (including through capital contribution of such cash proceeds to the Borrower) during the applicable Cure Period and (ii) are Not Otherwise Applied (each such receipt and application of such cash proceeds as provided herein, a “Specified Equity Contribution”). If, after giving effect to the foregoing increase in Consolidated EBITDA by the Cure Amount as a result of a Specified Equity Contribution, the requirements of any applicable Financial Maintenance Covenant shall be satisfied, then the requirements of such Financial Maintenance Covenant shall be deemed satisfied as of the end of the relevant fiscal quarter with the same effect as though there had been no failure to comply therewith at such date, and the applicable breach of such Financial Maintenance Covenant that had occurred (and any resultant Event of Default or potential Event of Default) shall be deemed retroactively not to have occurred for the purposes of this Agreement.

(b)    Notwithstanding anything herein to the contrary, (i) in each period of four consecutive fiscal quarters, there shall be at least two fiscal quarters in which no Specified Equity Contribution is made, (ii) no more than four Specified Equity Contributions shall be made in the aggregate during the term of this Agreement, (iii) the amount of any Specified Equity Contribution shall be no more than the amount required to cause the Borrower to be in compliance, on a Pro Forma Basis, with the Financial Maintenance Covenants for any applicable period and (iv) there shall be no pro forma reduction in Indebtedness with the proceeds of any Specified Equity Contribution for determining compliance with the Financial Maintenance Covenants for the fiscal quarter in which the Specified Equity Contribution is made and the applicable subsequent periods which include such fiscal quarter.
(c)    Notwithstanding any other provision in this Agreement to the contrary, Section 7.03(a) may not be relied on for, and the Cure Amount received pursuant to any Specified Equity Contribution and the use of proceeds thereof shall be disregarded for, all purposes of this Agreement (except as expressly set forth in Section 7.03(a)), including for determining any financial ratio-based terms (including pricing) or conditions and any increase to any available basket under this Agreement or calculating compliance with any of the financial covenants or tests hereunder.
ARTICLE VIII
THE AGENTS
Section 8.01.    Appointment and Authority. Each of the Lenders and the Issuing Banks hereby irrevocably appoints each of the Administrative Agent, each Local Agent and the Collateral Agent (the Administrative Agent, the Local Agents and the Collateral Agent, collectively, the “Agents”) its agent and authorizes each Agent to take such actions on its behalf as its representative and to exercise such powers as are delegated to such Agent by the terms of the Loan Documents, together with such actions and powers as are reasonably incidental thereto. Without limiting the generality of the foregoing, the Agents are hereby expressly authorized by the Lenders to (a) prepare, execute and deliver any and all documents (including releases and the Security Documents) and (b) acquire, perfect, hold, administer and enforce the security interests with respect to the Collateral and the rights of the Secured Parties with respect thereto, as contemplated by and in accordance with the provisions of this Agreement and the Security Documents. All actions and declarations of the Agents made on or prior to the date hereof in connection with the above are hereby ratified and approved.
Section 8.02.    Rights as a Lender. Each financial institution serving as an Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not an Agent, and such financial institution and its Affiliates may accept deposits from, lend money to, invest equity in and generally engage in any kind of business with Holdings or any Subsidiary or any of their respective Affiliates as if it were not an Agent hereunder.
Section 8.03.    Exculpatory Provisions. No Agent shall have any duties or obligations except those expressly set forth in the Loan Documents. Without limiting the generality of the foregoing, (a) no Agent shall be subject to any fiduciary or other implied duties, regardless of whether a Default or Event of Default has occurred and is continuing, (b) no Agent shall have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby that the Administrative Agent or the Collateral Agent is required to exercise in writing by the Required Lenders (or such other number or percentage of the Lenders as shall be necessary under the circumstances as provided in Section 9.08), and (c) except as expressly set forth in the Loan Documents, no Agent shall have any duty to disclose, nor shall it be liable for the failure to disclose, any information relating to Holdings or any of the Subsidiaries that is communicated to or obtained by the bank serving as any Agent or any of its Affiliates in any capacity. Each of the Administrative Agent, each Local Agent and the Collateral Agent shall not be liable for any action taken or not taken by it with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary under the circumstances as provided in Section 9.08) or in the absence of its own gross negligence or willful misconduct. No Agent shall be deemed to have knowledge of any Default or Event of Default unless and until written notice thereof is given to such Agent by Holdings, the Borrower or a Lender, and no Agent shall be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with any Loan Document, (ii) the contents of any certificate, report or other document delivered thereunder or in connection therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth in any Loan Document, (iv) the validity, enforceability, effectiveness or genuineness of any Loan Document or any other agreement, instrument or document, (v) the satisfaction of any condition set forth in Article IV or elsewhere in any Loan Document, other than to confirm receipt of items expressly required to be delivered to such Agent, or (vi) compliance by any Lender or other Person with the limitations, restrictions or prohibitions on assignments and participations contemplated by the definitions of “Eligible Assignee” and “Disqualified Institutions” and the related provisions of Section 9.04. No Agent shall be required to take any action that, in its opinion or the opinion of its counsel, may expose the Administrative Agent to liability or that is contrary to any Loan Document or applicable law, including for the avoidance of doubt, any action that may be in violation of the automatic stay under any Bankruptcy Laws or that may effect a forfeiture, modification or termination of property of a Defaulting Lender in violation of any Bankruptcy Laws.
Section 8.04.    Reliance by Agents. Each Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing believed by it to be genuine and to have been signed or sent by the proper person. Each Agent may also rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper person, and shall not incur any liability for relying thereon. Each Agent may consult with legal counsel (who may be counsel for Holdings or any of the Subsidiaries), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.
Section 8.05.    Delegation of Duties. Each Agent may perform any and all of its duties and exercise its rights and powers by or through any one or more sub-agents appointed by it. When acting as a representative of the Secured Parties (including the Lenders and/or the Issuing Banks), each Agent shall be released from any restrictions of self‑dealing and shall be authorized to delegate its rights and powers hereunder by way of a substitution of such rights and powers. Each Agent and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties. The exculpatory provisions of the preceding paragraphs shall apply to any such sub‑agent and to the Related Parties of each Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Agent.
Section 8.06.    Resignation of an Agent. Subject to the appointment and acceptance of a successor Agent as provided below, each Agent may resign at any time by notifying the Lenders, the Issuing Banks and the Borrower. Upon any such resignation of the Administrative Agent, a Local Agent, or the Collateral Agent, the Required Lenders shall have the right, in consultation with the Borrower, to appoint a successor. If no successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within 30 days after the retiring Agent gives notice of its resignation, then the retiring Agent may, on behalf of the Lenders and the Issuing Banks, appoint a successor Agent which shall be an Eligible Bank with an office in New York, New York, or an Affiliate of any such Eligible Bank. Upon the acceptance of its appointment as Agent hereunder by a successor, such successor shall succeed to and become vested with all the rights, powers, privileges and duties of the retiring Agent, and the retiring Agent shall be discharged from its duties and obligations hereunder. The fees payable by the Borrower to a successor Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrower and such successor. After an Agent’s resignation hereunder, the provisions of this Article and Section 9.05 shall continue in effect for the benefit of such retiring Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while acting as Agent.
Section 8.07.    Non-reliance on Agents, Lenders and Others. Each Lender acknowledges that it has, independently and without reliance upon the Agents, the Joint Book Running Managers, the Senior Co-Manager or any Lender and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender also acknowledges that it will, independently and without reliance upon the Agents, the Joint Book Running Managers, the Senior Co-Manager or any Lender and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement or any other Loan Document, any related agreement or any document furnished hereunder or thereunder.
Section 8.08.    Trust Indenture Act. In the event that any Agent or any of its Affiliates shall be or become an indenture trustee under the Trust Indenture Act of 1939 (as amended from time to time, the “Trust Indenture Act”) in respect of any securities issued or guaranteed by any Loan Party, the parties hereto acknowledge and agree that any payment or property received in satisfaction of or in respect of any Obligation of such Loan Party hereunder or under any other Loan Document by or on behalf of such financial institution acting as such Agent, in its capacity as such, for the benefit of any other Agent, Lender or Affiliate of either thereof under any Loan Document (other than such financial institution or an Affiliate thereof) and which is applied in accordance with the Loan Documents shall be deemed to be exempt from the requirements of Section 311 of the Trust Indenture Act pursuant to Section 311(b)(3) of the Trust Indenture Act.

Section 8.09.    Certain Tax Matters. To the extent required by any applicable law, the Administrative Agent may withhold from any interest payment to any Lender an amount equivalent to any applicable withholding tax. If the IRS or any other Governmental Authority asserts a claim that the Administrative Agent did not properly withhold tax from amounts paid to or for the account of any Lender because the appropriate form was not delivered or was not properly executed or because such Lender failed to notify the Administrative Agent of a change in circumstance which rendered the exemption from, or reduction of, withholding tax ineffective or for any other reason, such Lender shall indemnify the Administrative Agent fully for all amounts paid, directly or indirectly, by the Administrative Agent as tax or otherwise, including any penalties or interest and together with all expenses (including legal expenses, allocated internal costs and out-of-pocket expenses) incurred.
ARTICLE IX
MISCELLANEOUS
Section 9.01.    Notices. Notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by fax, as follows or as set forth in Section 9.23 (and a copy of any notice or other communication given under any Security Document shall also be given, whether or not required thereunder, as set forth below or as set forth in Section 9.23):
(a)    if to Holdings or the Borrower, to:
Orient-Express Hotels Ltd.
22 Victoria Street
Hamilton HM 12
Bermuda
Attention: Company Secretary
Facsimile: +1-441-292-8666
Telephone: +1-441-295-2244
with a copy (which shall not constitute notice) to:
Belmond USA Inc.
441 Lexington Avenue, Suite 504
New York, NY 10017, USA
Attention: Chief Legal Officer
Facsimile: +1-212-214-0303
Telephone: +1-212-302-5055
with an additional copy (which shall not constitute notice) to:
Kirkland & Ellis LLP
555 California Street, 27th Floor
San Francisco, CA 94104, USA

Attention: Samantha Good
Facsimile: +1-415-439-1500
Telephone: +1-415-439-1914
(b)    if to the Administrative Agent, the Swingline Lender or the Collateral Agent, to it at:
for notices (other than Borrowing Requests, Continuation/Conversion Notice and notices in respect of payments):
Barclays Bank PLC
745 Seventh Avenue
New York, NY 10019, USA
Attention: Agency Services – Ronnie Glenn
Facsimile: +1-212-526-5115
Telephone: +1-212-526-3987
Email: ronnie.glenn@barclays.com
for Borrowing Requests, Continuation/Conversion Notice and notices in respect of payments:
Barclays Bank PLC
Loan Operations
1301 Avenue of the Americas
New York, NY 10019, USA
Attention: Agency Services – Joe Tricamo
Facsimile: +1-917-522-0569
Telephone: +1-212-320-7564
Email: xrausloanops5@barclayscapital.com
with a copy (which shall not constitute notice) to:
Milbank, Tweed, Hadley & McCloy LLP
1 Chase Manhattan Plaza
New York, NY 10005, USA
Attention: Michael J. Bellucci
Telephone: +1-212-530-5410
Facsimile: +1-212-822-5410
Email: mbellucci@milbank.com
(c)    if to a Lender, to it at its address (or fax number) set forth on Schedule 2.01 or the Assignment and Acceptance pursuant to which such Lender shall have become a party hereto.
All notices and other communications given to any party hereto in accordance with the provisions of this Agreement shall be deemed to have been given on the date of receipt if delivered by hand or overnight courier service or sent by fax or electronic communication (as set forth in Section 9.23)

or on the date five Business Days after dispatch by certified or registered mail if mailed, in each case delivered, sent or mailed (properly addressed) to such party as provided in this Section 9.01 or in accordance with the latest unrevoked direction from such party given in accordance with this Section 9.01.
Section 9.02.    Survival of Agreement. All covenants, agreements, representations and warranties made by Holdings or the Borrower herein and in the certificates or other instruments prepared or delivered in connection with or pursuant to this Agreement or any other Loan Document shall be considered to have been relied upon by the Lenders and the Issuing Banks and shall survive the making by the Lenders of the Loans and the issuance of Letters of Credit by the Issuing Banks, regardless of any investigation made by the Lenders or the Issuing Banks or on their behalf, and shall continue in full force and effect until the Termination Date. The provisions of Sections 2.14, 2.16, 2.20, 9.05 and 9.18 shall remain operative and in full force and effect regardless of the occurrence of the Termination Date or any of the circumstances described in the component clauses of the definition thereof, the consummation of the transactions contemplated hereby, the invalidity or unenforceability of any term or provision of this Agreement or any other Loan Document or any investigation made by or on behalf of the Administrative Agent, the Collateral Agent, the Joint Book Running Managers, the Senior Co-Manager, any Lender or any Issuing Bank.
Section 9.03.    Binding Effect. This Agreement shall become effective when it shall have been executed by each of the parties hereto and when the Administrative Agent shall have received counterparts hereof which, when taken together, bear the signatures of each of the other parties hereto.
Section 9.04.    Successors and Assigns. (a) Whenever in this Agreement any of the parties hereto is referred to, such reference shall be deemed to include the permitted successors and assigns of such party; and all covenants, promises and agreements by or on behalf of Holdings, the Borrower, the Administrative Agent, the Collateral Agent, the Issuing Banks or the Lenders that are contained in this Agreement shall bind and inure to the benefit of their respective successors and assigns.
(b)    Each Lender may assign to one or more Eligible Assignees all or a portion of its interests, rights and obligations under this Agreement (including all or a portion of its Commitment and the Loans at the time owing to it); provided, however, that:
(i)    except in the case of an assignment of a Loan or Commitment of a particular Class to an Affiliate of any Lender holding a Commitment or Loan of such Class, the Administrative Agent must give its prior written consent to such assignment (which consent shall not be unreasonably withheld or delayed);
(ii)    in the case of any assignment of a Revolving Loan or Revolving Commitment, each of the Issuing Banks, the Swingline Lender and the Borrower must give its prior written consent to such assignment (which consent shall not be unreasonably withheld or delayed and provided that the Borrower shall be deemed to have consented to any such assignment unless it shall have objected thereto by written notice to the Administrative Agent within ten Business Days after having received a written request for such consent);

(iii)    in the case of any assignment of a Term Loan, the Borrower must give its prior written consent to such assignment (which consent shall not be unreasonably withheld or delayed and provided that the Borrower shall be deemed to have consented to any such assignment unless it shall have objected thereto by written notice to the Administrative Agent within ten Business Days after having received a written request for such consent);
(iv)    the amount of the Term Loan Commitment and/or Term Loans of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Acceptance with respect to such assignment is delivered to the Administrative Agent) shall not be less than U.S.$1,000,000, in the case of Dollar Term Commitments or Dollar Term Loans, or €1,000,000, in the case of Euro Term Commitments or Euro Term Loans (or, in each case, if less than such minimum, the entire remaining amount of such Lender’s Term Loan Commitment and/or Term Loans), and if in excess thereof shall be in an amount that is an integral multiple of U.S.$1,000,000, in the case of Dollar Term Commitments or Dollar Term Loans, or €1,000,000, in the case of Euro Term Commitments or Euro Term Loans;
(v)    the amount of the Revolving Commitment of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Acceptance with respect to such assignment is delivered to the Administrative Agent) shall not be less than U.S.$2,500,000 and if in excess thereof shall be in an amount that is an integral multiple of U.S.$2,500,000 (or, in each case, the entire remaining amount of such Lender’s Revolving Commitment);
(vi)    the parties to each such assignment shall execute and deliver to the Administrative Agent an Assignment and Acceptance (such Assignment and Acceptance to be delivered together with a processing and recordation fee of U.S.$3,500);
(vii)    the assignee, if it shall not be a Lender immediately prior to the assignment, shall deliver to the Administrative Agent an Administrative Questionnaire; and
(viii)    the Administrative Agent and the assignee shall have received all documentation and other information required by bank regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the Patriot Act and any other similar law, rule or regulation of any relevant jurisdiction;
provided further that (1) the consent of the Borrower pursuant to clause (ii) or (iii) of the immediately preceding proviso shall not be required with respect to any assignment (A) if such assignment is made to another Lender, an Affiliate of a Lender or the Administrative Agent or an Approved Fund and such assignment does not result in any material increase in amounts payable by the Borrower pursuant to Section 2.20 (notwithstanding any additional amounts resulting from a Change in Law that occurs after the effectiveness of such assignment) or (B) after the occurrence and during the continuance of any Event of Default, and (2) neither the consent of the Borrower pursuant to clause (ii) or (iii) of the immediately preceding proviso nor the consent of any Issuing Bank or Swingline Lender pursuant to clause (ii) of the immediately preceding proviso shall be required with respect to any assignment during the primary syndication of the Commitments and Loans to Persons approved by Holdings or the Issuing Bank or Swingline Lender, respectively, to the Joint Book Running Managers on or prior to the Closing Date. Upon acceptance and recording pursuant to Section 9.04(e), from and after the effective date specified in each Assignment and Acceptance, (A) the assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Acceptance, have the rights and obligations of a Lender under this Agreement, and (B) the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Acceptance, be released from its obligations under this Agreement (and, in the case of an Assignment and Acceptance covering all or the remaining portion of an assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 2.14, 2.16, 2.20, and 9.05, as well as to any Fees accrued for its account and not yet paid). In connection with any assignment of rights and obligations of any Defaulting Lender hereunder, no such assignment will be effective unless and until, in addition to the other conditions thereto set forth herein, the parties to such assignment make such additional payments to the Administrative Agent in an aggregate amount sufficient, upon distribution thereof as appropriate (which may be outright payment, purchases by the assignee of participations or subparticipations, or other compensating actions, including funding, with the consent of the Borrower and the Administrative Agent, the applicable pro rata share of Loans previously requested but not funded by such Defaulting Lender, to each of which the applicable assignee and assignor hereby irrevocably consent), to (x) pay and satisfy in full all payment liabilities then owed by such Defaulting Lender to the Administrative Agent, each Issuing Bank, the Swingline Lender and each other Lender hereunder (and interest accrued thereon), and (y) acquire (and fund as appropriate) its full pro rata share of all Loans and participations in Letters of Credit in accordance with its pro rata share of all Commitments. Notwithstanding the foregoing, in the event that any assignment of rights and obligations of any Defaulting Lender hereunder becomes effective under applicable law without compliance with the provisions of this paragraph, then the assignee of such interest will be deemed to be a Defaulting Lender for all purposes of this Agreement until such compliance occurs.
(c)    By executing and delivering an Assignment and Acceptance, the assigning Lender thereunder and the assignee thereunder shall be deemed to confirm to and agree with each other and the other parties hereto as follows: (i) such assigning Lender warrants that it is the legal and beneficial owner of the interest being assigned thereby free and clear of any adverse claim and that its Term Loan Commitment and Revolving Commitment, and the outstanding balances of its Term Loans and Revolving Loans, in each case without giving effect to assignments thereof which have not become effective, are as set forth in such Assignment and Acceptance; (ii) except as set forth in (i) above, such assigning Lender makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with this Agreement, any other Loan Document or any other instrument or document furnished pursuant hereto, or the execution, legality, validity, enforceability, genuineness, sufficiency or value of this Agreement, any other Loan Document or any other instrument or document furnished pursuant hereto, or the financial condition of the Borrower or Subsidiary or the performance or observance by the Borrower or Subsidiary of any of its obligations under this Agreement, any other Loan Document or any other instrument or document furnished pursuant hereto; (iii) such assignee represents and warrants that it is legally authorized to enter into such Assignment and Acceptance; (iv) such assignee confirms that it has received a copy of this Agreement, together with copies of the most recent financial statements referred to in Section 3.05 or delivered pursuant to Section 5.04 and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into such Assignment and Acceptance; (v) such assignee will independently and without reliance upon the Administrative Agent, the Collateral Agent, the Joint Book Running Managers, the Senior Co-Manager, such assigning Lender or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under this Agreement; (vi) such assignee appoints and authorizes the Administrative Agent and the Collateral Agent to take such action as agent on its behalf and to exercise such powers under this Agreement as are delegated to the Administrative Agent and the Collateral Agent, respectively, by the terms of this Agreement and the other Loan Documents, together with such powers as are reasonably incidental thereto; (vii) such assignee agrees that it will perform in accordance with their terms all the obligations which by the terms of this Agreement are required to be performed by it as a Lender; and (viii) such assignee intends to benefit from the Security Documents entered into, the Liens granted, and the Collateral provided, in each case by each Italian Subsidiary that is a Guarantor, all pursuant to article 1411 of the Italian Civil Code. For greater certainty, no assignment of a Loan or a portion of a Loan made pursuant to this Agreement shall be or shall be deemed to be a discharge, rescission, extinguishment, novation or substitution of such Loan or portion so assigned, which shall continue to be the same obligation and not a new obligation.
(d)    The Administrative Agent, acting solely for this purpose as the non‑fiduciary agent of the Borrower, shall maintain at one of its offices in The City of New York a copy of each Assignment and Acceptance delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitment of, and principal amount of the Loans owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive and the Borrower, the Administrative Agent, the Issuing Banks, the Collateral Agent and the Lenders shall treat each person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrower, any Issuing Bank or the Swingline Lender (with respect to the Revolving Facility only), the Collateral Agent and any Lender (with respect to its Commitments and Loans only), at any reasonable time and from time to time upon reasonable prior notice.
(e)    Upon its receipt of a duly completed Assignment and Acceptance executed by an assigning Lender and an assignee, an Administrative Questionnaire completed in respect of the assignee (unless the assignee shall already be a Lender hereunder) and the written consent of the Issuing Banks, the Swingline Lender, the Administrative Agent and the Borrower (in each case to the extent required by Section 9.04(b)) to such assignment, the Administrative Agent shall (i) accept such Assignment and Acceptance, (ii) record the information contained therein in the

Register and (iii) give prompt notice thereof to the Lenders and the Issuing Banks. No assignment shall be effective unless it has been recorded in the Register as provided in this Section 9.04(e).
(f)    Each Lender may, without the consent of Holdings or the Borrower, the Swingline Lender, any Issuing Bank or the Administrative Agent, sell participations to one or more banks or other entities (in each case, other than any Disqualified Institution) in all or a portion of its rights and obligations under this Agreement; provided, however, that (i) such Lender’s obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations, (iii) the participating banks or other entities shall be entitled to the benefit of the cost protection provisions contained in Sections 2.14, 2.16, and 2.20 to the same extent as if they were Lenders (but, with respect to any particular participant, to no greater extent than the Lender that sold the participation to such participant and subject to lender replacement rights set forth in Section 2.21 to the extent such provisions would apply to any Lender), and (iv) the Borrower, the Administrative Agent, the Swingline Lender, the Issuing Banks and the Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement, and such Lender shall retain the sole right to enforce the obligations of the Borrower relating to the Loans or L/C Disbursements and to approve any amendment, modification or waiver of any provision of this Agreement (other than, to the extent provided in any applicable agreement between such Lender and its participant, amendments, modifications or waivers directly affecting such participant and decreasing any Fees payable hereunder or the amount of principal of or the rate at which interest is payable on the Loans, extending any scheduled principal payment date or date fixed for the payment of interest on the Loans, increasing or extending the Commitments).
(g)    Any Lender or participant may, in connection with any assignment or participation or proposed assignment or participation pursuant to this Section 9.04, disclose to the assignee or participant or proposed assignee or participant (in each case, other than any Disqualified Institution) any information relating to the Borrower furnished to such Lender by or on behalf of the Borrower; provided that, prior to any such disclosure of information designated by the Borrower as confidential, each such assignee or participant or proposed assignee or participant shall execute an agreement whereby such assignee or participant shall agree (subject to customary exceptions) to preserve the confidentiality of such confidential information on terms no less restrictive than those applicable to the Lenders pursuant to Section 9.17.
(h)    Any Lender may at any time assign all or any portion of its rights under this Agreement to secure extensions of credit to such Lender or in support of obligations owed by such Lender, including to any Federal Reserve Bank or other central bank; provided that no such assignment shall release a Lender from any of its obligations hereunder or substitute any such assignee for such Lender as a party hereto.
(i)    Notwithstanding anything to the contrary contained herein, any Lender (a “Granting Lender”) may grant to a special purpose funding vehicle (an “SPC”), identified as such in writing from time to time by such Granting Lender to the Administrative Agent and the Borrower, the option to provide to the Borrower all or any part of any Loan that such Granting Lender would otherwise be obligated to make to the Borrower pursuant to this Agreement; provided that (i) nothing herein shall constitute a commitment by any SPC to make any Loan, and (ii) if an SPC elects not to exercise such option or otherwise fails to provide all or any part of such Loan, such Granting Lender shall be obligated to make such Loan pursuant to the terms hereof. The making of a Loan by an SPC hereunder shall utilize the Commitment of such Granting Lender to the same extent, and as if, such Loan were made by such Granting Lender. Each party hereto hereby agrees that no SPC shall be liable for any indemnity or similar payment obligation under this Agreement (all liability for which shall remain with such Granting Lender). In furtherance of the foregoing, each party hereto hereby agrees (which agreement shall survive the termination of this Agreement) that, prior to the date that is one year and one day after the payment in full of all outstanding commercial paper or other senior indebtedness of any SPC, it will not institute against, or join any other person in instituting against, such SPC any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings under the laws of the United States or any State thereof. In addition, notwithstanding anything to the contrary contained in this Section 9.04, any SPC may (i) with notice to, but without the prior written consent of, the Borrower and the Administrative Agent and without paying any processing fee therefor, assign all or a portion of its interests in any Loans to such Granting Lender or to any financial institutions (consented to by the Borrower and Administrative Agent) providing liquidity and/or credit support to or for the account of such SPC to support the funding or maintenance of Loans, and (ii) disclose on a confidential basis any non-public information relating to its Loans to any rating agency, commercial paper dealer or provider of any surety, guarantee or credit or liquidity enhancement to such SPC.
(j)    The Borrower shall not assign or delegate any of its rights or duties hereunder without the prior written consent of the Administrative Agent, each Issuing Bank and each Lender (including, for the avoidance of doubt, the Swingline Lender), and any attempted assignment or delegation without such consent shall be null and void.
(k)    Notwithstanding anything to the contrary contained in this Agreement, any Lender may assign all or a portion of its Term Loans to any Purchasing Borrower Party; provided that:
(i)    such assignment shall be made pursuant to a Dutch Auction open to all Lenders of the applicable Class on a pro rata basis;
(ii)    the assigning Lender and the Purchasing Borrower Party purchasing such Lender’s Term Loans, as applicable, shall execute and deliver to the Administrative Agent an Assignment and Acceptance;
(iii)    any Term Loans assigned to any Purchasing Borrower Party shall be automatically and permanently cancelled immediately upon the effectiveness of such assignment and will thereafter no longer be outstanding for any purpose hereunder (it being understood that such cancellation shall not, for any purpose hereunder, be treated as a voluntary prepayment of Loans hereunder, except that solely for purposes of Section 2.13(d) it shall be treated as a voluntary prepayment only to the extent of actual amount of cash paid by the Purchasing Borrowing Party for such purchase);

(iv)    the aggregate outstanding principal amount of the Term Loans of the applicable Class shall be deemed reduced by the full par value of the aggregate principal amount of the Term Loans purchased pursuant to this Section 9.04(k) and each regularly scheduled principal repayment installment with respect to the Term Loans of such Class shall be reduced pro rata by the aggregate principal amount of Term Loans so purchased;
(v)    immediately after giving effect to any such assignment, no Default or Event of Default shall have occurred and be continuing;
(vi)    the assigning Lender shall deliver to the Administrative Agent and the Borrower a customary Big Boy Letter (it being understood that in no event shall any Purchasing Borrower Party be required to make a No MNPI Representation for purposes of this Section 9.04(k));
(vii)    the aggregate principal amount of Term Loans purchased by assignment pursuant to this Section 9.04(k) shall not exceed 20% of the original principal amount of all Term Loans outstanding at the time of such purchase;
(viii)    both before and immediately after giving effect to any such assignment, there shall be no less than U.S.$50,000,000 in availability under the Revolving Facility; and
(ix)    no proceeds of any Revolving Borrowing may be used to fund any such purchase by assignment.
Section 9.05.    Expenses; Indemnity. (a) The Borrower agrees to pay, from time to time promptly following written demand therefor (including, if requested, documentation reasonably supporting such request), all reasonable and documented out-of-pocket costs and expenses (xi) incurred by the Administrative Agent, the Swingline Lender, the Collateral Agent, any Issuing Bank or the Joint Book Running Managers (including the reasonable and documented out-of-pocket fees, charges and disbursements of one primary firm of counsel to the Administrative Agent, the Collateral Agent, the initial Issuing Bank and the Joint Book Running Managers, taken as a whole, namely Milbank, Tweed, Hadley and McCloy LLP, and, one firm of local counsel per relevant jurisdiction (and, in the case of a conflict of interest, one additional firm of counsel to each group of similarly affected parties, taken as a whole)) in connection with the syndication of the credit facilities provided for herein and the (x) preparation, negotiation, execution and delivery and (y) performance and administration (provided that, except with respect to actions or activities undertaken at the request of Holdings or any Subsidiary (or their counsel) or in connection with the creation, perfection, priority, continuation, protection or preservation of the Liens purported or required to be created under any Security Document, the Administrative Agent shall request the approval of Holdings as to the incurrence of additional fees of such counsel in excess of $30,000 in any calendar year commencing on or after the date on which the Loan Parties shall have satisfied (or the Administrative Agent or the Lenders shall have waived such satisfaction in accordance with this Agreement) the requirements of Section 5.17, the Administrative Agent shall request the approval of Holdings as to the incurrence of any additional fees of such counsel to the extent the Administrative Agent or the Collateral Agent intends to seek reimbursement of such fees under this Section 9.05(a)), in each case of this Agreement and the other Loan Documents (including, for the avoidance of doubt, any registrations and recordations of the Security Documents or Liens created thereby to the extent contemplated by the Loan Documents) or in connection with any Loans made or Letters of Credit issued hereunder or in connection with any amendments, supplements, modifications or waivers of or to the provisions hereof or thereof (whether or not the transactions thereby contemplated shall be consummated), in each case from time to time, and (ii) incurred by the Administrative Agent, the Swingline Lender, the Collateral Agent, the Joint Book Running Managers, the Senior Co-Manager, any Issuing Bank or any Lender (including the reasonable and documented out-of-pocket fees, disbursements and other charges of counsel) in connection with the enforcement or protection of its rights in connection with this Agreement, the other Loan Documents or any Loans made or Letters of Credit issued hereunder.
(b)    The Borrower agrees to indemnify the Administrative Agent, the Collateral Agent, the Joint Book Running Managers, the Senior Co-Manager, each Lender (including, for the avoidance of doubt, the Swingline Lender), each Issuing Bank and each Related Party of any of the foregoing persons (each such person being called an “Indemnitee”) against, and to hold each Indemnitee harmless from, any and all actual losses, claims, damages, liabilities and documented costs and expenses (including the reasonable and documented out-of-pocket fees, charges and disbursements of one primary firm of counsel to the Indemnitees, taken as a whole, and, one firm of local counsel per relevant jurisdiction (and, in the case of a conflict of interest, one additional firm of counsel to each group of similarly affected Indemnitees, taken as a whole)) incurred by or asserted against any Indemnitee arising out of, in any way connected with, or as a result of, (i) the execution or delivery of this Agreement or any other Loan Document or any agreement or instrument contemplated hereby or thereby, the performance by the parties hereto or thereto of their respective obligations hereunder or thereunder or the consummation of the Transactions and the other transactions contemplated hereby or thereby, (ii) the use of the proceeds of the Loans or issuance of Letters of Credit, (iii) any claim, litigation, investigation or proceeding relating to any of the foregoing, whether or not any Indemnitee is a party thereto and irrespective of whether the Borrower or any of its Related Parties, or a third party, initiated such claim, litigation, investigation or proceeding, or (iv) any actual or alleged presence or Release of Hazardous Materials on any property owned or operated by Holdings or any of the Subsidiaries, or any actual or alleged Environmental Liability related in any way to Holdings or any of the Subsidiaries; provided, however, that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related costs and expenses (x) are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence, bad faith or willful misconduct of, or material breach of its funding obligations (if any) under the Loan Documents by, such Indemnitee or its Related Parties, or (y) have resulted from any dispute solely among the Indemnitees (other than any claims against an Indemnitee in its capacity or in fulfilling its role as an administrative agent or arranger or any similar role under any Facility, and other than any claims arising out of any act or omission of the Borrower or any of its Affiliates), and, upon any such determination, any indemnification payments hereunder with respect to such losses, claims, damages, liabilities or related costs and expenses previously received by such Indemnitee shall be subject to reimbursement by such Indemnitee.

(c)    To the extent that the Borrower fails to pay any amount required to be paid by it to the Administrative Agent, the Collateral Agent, the Joint Book Running Managers, the Senior Co-Manager, the Swingline Lender or any Issuing Bank under paragraph (a) or (b) of this Section, each Lender severally agrees to pay to the Administrative Agent, the Collateral Agent, the Joint Book Running Managers or the Senior Co-Manager (and the Revolving Lenders severally agree to pay to the Swingline Lender and such Issuing Bank), as the case may be, such Lender’s pro rata share (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount; provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Administrative Agent, the Collateral Agent, the Joint Book Running Managers, the Senior Co-Manager, the Swingline Lender or any such Issuing Bank in its capacity as such. For purposes hereof, a Lender’s “pro rata share” shall be determined based upon its share of the sum of the Aggregate Revolving Exposure, outstanding Term Loans and unused Commitments at the time.
(d)    To the extent permitted by applicable law, none of the parties hereto shall assert, and each hereby waives, any claim against any Indemnitee, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement, the other Loan Documents or any agreement or instrument contemplated hereby or thereby, the Transactions, any Loan or Letter of Credit or the use of the proceeds thereof; provided, however, that nothing contained in the immediately preceding sentence shall limit the Borrower’s indemnity and reimbursement obligations to the extent otherwise set forth in this Section 9.05 in respect of any third party claims alleging such indirect, special, punitive or consequential damages. No Indemnitee shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed by such Indemnitee or obtained by such recipient through the Platform or any other telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby, except to the extent that such damages are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted primarily from the gross negligence, bad faith or willful misconduct of such Indemnitee.
(e)    The provisions of this Section 9.05 shall remain operative and in full force and effect regardless of the occurrence of the Termination Date or any of the circumstances described in the component clauses of the definition thereof, the consummation of the transactions contemplated by this Agreement or the other Loan Documents, the invalidity or unenforceability of any term or provision of this Agreement or any other Loan Document, or any investigation made by or on behalf of the Administrative Agent, the Collateral Agent, the Joint Book Running Managers, the Senior Co-Manager, any Lender (including, for the avoidance of doubt, the Swingline Lender) or any Issuing Bank. All amounts due under this Section 9.05 shall be payable on written demand therefor. Notwithstanding the foregoing, each Indemnitee shall be obligated to refund and return promptly any and all amounts paid by the Loan Parties under this Section 9.05 to such Indemnitee for any such fees, expenses or damages to the extent such Indemnitee is not entitled to payment of such amounts in accordance with the terms hereof.

Section 9.06.    Right of Setoff. If an Event of Default shall have occurred and be continuing, each Lender and its Affiliates is hereby authorized at any time and from time to time, except to the extent prohibited by law, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by such Lender to or for the credit or the account of the Borrower against any of and all the obligations of the Borrower now or hereafter existing under this Agreement and other Loan Documents held by such Lender or any of its Affiliates, irrespective of whether or not such Lender shall have made any demand under this Agreement or such other Loan Document and although such obligations may be unmatured. The rights of each Lender and its Affiliates under this Section 9.06 are in addition to other rights and remedies (including other rights of setoff) which such Lender may have; provided, however, that in the event that any Defaulting Lender exercises such right of setoff, (x) all amounts so set off will be paid over immediately to the Administrative Agent for further application in accordance with the provisions of Section 2.26(b) and, pending such payment, will be segregated by such Defaulting Lender from its other funds and deemed held in trust for the benefit of the Administrative Agent, the Issuing Banks, and the Lenders and (y) such Defaulting Lender will provide promptly to the Administrative Agent a statement describing in reasonable detail the Obligations owing to such Defaulting Lender as to which it exercised such right of setoff.
Section 9.07.    Applicable Law. THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS (OTHER THAN LETTERS OF CREDIT AND AS EXPRESSLY SET FORTH IN OTHER LOAN DOCUMENTS) SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK. EACH LETTER OF CREDIT SHALL BE GOVERNED IN ACCORDANCE WITH SECTION 2.20(o).
Section 9.08.    Waivers; Amendment. (a) No failure or delay of the Administrative Agent, the Collateral Agent, any Lender or any Issuing Bank in exercising any power or right hereunder or under any other Loan Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Administrative Agent, the Collateral Agent, the Issuing Banks and the Lenders hereunder and under the other Loan Documents are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of this Agreement or any other Loan Document or consent to any departure by the Borrower or any other Loan Party therefrom shall in any event be effective unless the same shall be permitted by Section 9.08(b), and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. No waiver, amendment, notice or demand on the Borrower in any case shall entitle the Borrower to any other or further waiver, amendment, notice or demand in similar or other circumstances.
(b)    Neither this Agreement nor any provision hereof may be waived, amended or modified except pursuant to an agreement or agreements in writing entered into by Holdings, the Borrower and the Required Lenders (or, in respect of any waiver, amendment or modification of or to any of the Financial Maintenance Covenants (including the component definitions thereof to the extent only affecting the Financial Maintenance Covenants) only, the Required Revolving Lenders); provided, however, that no such agreement shall:

(i)    decrease the principal amount of, or extend the maturity of or any scheduled principal payment date or date for the payment of any interest on any Loan or any date for reimbursement of an L/C Disbursement, or waive or excuse any such payment or any part thereof, or decrease the rate of interest on any Loan or L/C Disbursement, without the prior written consent of each Lender directly and adversely affected thereby (it being understood that the waiver of any Default or Event of Default, mandatory prepayment of Loans or mandatory reduction of Commitments shall not constitute such a decrease of amount, extension of payment date, waiver or excuse of any such payment or decrease of rate); provided, however, that waivers of, or amendments to, Section 2.07 shall only require the consent of the Required Lenders;
(ii)    increase or extend the Commitments of any Lender or decrease, or extend the date for the payment of, any Fees of any Lender, Issuing Bank or Agent without the prior written consent of such Lender, Issuing Bank or Agent;
(iii)    amend or modify the pro rata requirements of Section 2.17, the provisions of this Section 9.08(b) or the definitions of the term “Required Lenders” or “Required Facility Lenders” (or any component definition thereof) without the prior written consent of each Lender adversely affected thereby;
(iv)    release the Borrower or all or substantially all of the value of the Guarantees provided by the Guarantors (other than, in the case of any such releases of Guarantors as otherwise expressly permitted hereby or by the other Loan Documents), without the prior written consent of each Lender;
(v)    amend, modify or waive Section 9.04(j) without the prior written consent of each Lender;
(vi)    except to the extent permitted under the Loan Documents, release all or substantially all Collateral without the prior written consent of each Lender;
(vii)    change the provisions of any Loan Document in a manner that by its terms adversely affects the rights of Lenders holding Loans of one Class differently from the rights of Lenders holding Loans of any other Class without the prior written consent of Lenders holding a majority in interest of the Dollar Equivalent of the outstanding Loans and unused Commitments of each adversely affected Class (it being understood that except as otherwise expressly provided herein, any waiver of a Default or Event of Default hereunder shall be subject only to the consent of the Required Lenders);
(viii)    modify the protections afforded to an SPC pursuant to the provisions of Section 9.04(i) without the prior written consent of such SPC;
(ix)    change the Currency of any outstanding Loan or the Currency of any outstanding Letter of Credit or alter the Currencies available to be borrowed by the Borrower without the prior written consent of each Lender affected thereby; or

(x)    amend or modify (x) Section 7.02 in any manner that adversely affects the rights of any Lender Counterparty or Cash Management Bank, in each case that is a Secured Party, with respect to payments thereunder in respect of Obligations due and owing thereto under any Specified Hedging Agreement or Cash Management Obligations or (y) the definitions of “Obligations”, “Secured Parties”, “Specified Hedging Agreement”, “Lender Counterparty” or “Cash Management Bank” in a manner that has the effect of causing the Specified Hedging Agreements or Cash Management Obligations to cease to be secured by the Collateral, or guaranteed by the Guaranty, on a pari passu basis with the Obligations owing to the Lenders, in each case without the prior written consent of each Lender Counterparty and Cash Management Bank (in each case that is a Secured Party) affected thereby;
provided further that (x) only the consent of the Required Revolving Lenders (and not, for the avoidance of doubt, the Required Lenders) shall be necessary to amend or waive the terms and provisions of the Financial Maintenance Covenants or Section 7.01(e) or the final paragraph of Section 7.01 (in each case only as such Section or paragraph relates to any Financial Maintenance Covenant) and the related definitions as used in the Financial Maintenance Covenants or such provisions of Section 7.01, but not as used in other provisions of this Agreement, and no such amendment or waiver of any such terms or provisions (and such related definitions as so used) shall be permitted without the consent of the Required Revolving Lenders, and (y) no such agreement shall amend, modify or otherwise affect the rights or duties of the Administrative Agent, the Collateral Agent, the Swingline Lender or any Issuing Bank hereunder or under any other Loan Document without the prior written consent of the Administrative Agent, the Collateral Agent, the Swingline Lender or such Issuing Bank, as applicable. In addition, if any Agent and the Borrower shall have jointly identified an obvious error or any error or omission of a technical nature in any of the Loan Documents, then such Agent and the Borrower shall be permitted to amend such provision without any further action or consent of any other party if the same is not objected to in writing by the Required Lenders to such Agent within ten Business Days following receipt of written notice thereof.
(c)    Notwithstanding any other provision of this Agreement (and without limiting the foregoing provisions of this Section 9.08), the Borrower may, by written notice to the Administrative Agent (which shall forward such notice to all Lenders) make an offer (a “Loan Modification Offer”) to all Lenders (or all Lenders under a particular Facility) to make one or more amendments or modifications to allow the maturity of the Loans and/or Commitments of the Accepting Lenders (as defined below) to be extended and, in connection with such extension, to (i) increase the Applicable Rate and/or fees payable with respect to the applicable Loans and/or the Commitments of the Accepting Lenders and/or the payment of additional fees or other consideration to the Accepting Lenders, and/or (ii) change such additional terms and conditions of this Agreement solely as applicable to the Accepting Lenders (such additional changed terms and conditions (to the extent not otherwise approved by the requisite Lenders under this Section 9.08) to be effective only during the period following the original maturity date prior to its extension by such Accepting Lenders) (collectively, “Permitted Amendments”) pursuant to procedures reasonably acceptable to each of the Borrower and the Administrative Agent. Such notice shall set forth (A) the terms and conditions of the requested Permitted Amendments, and (B) the date on which such Permitted

Amendments are requested to become effective (which shall not be less than 15 days nor more than 90 days after the date of such notice). Permitted Amendments shall become effective only with respect to the Loans and/or Commitments of the Lenders that accept the Loan Modification Offer in each case in such Lender’s sole discretion (such Lenders, the “Accepting Lenders”) and, in the case of any Accepting Lender, only with respect to such Lender’s Loans and/or Commitments as to which such Lender’s acceptance has been made. The Borrower, each Accepting Lender and the Administrative Agent shall enter into a loan modification agreement (the “Loan Modification Agreement”) and such other documentation as the Administrative Agent shall reasonably specify to evidence (x) the acceptance of the Permitted Amendments and the terms and conditions thereof and (y) the authorization of the Borrower to enter into and perform its obligations under the Loan Modification Agreement. The Administrative Agent shall promptly notify each Lender as to the effectiveness of any Loan Modification Agreement. Each party hereto agrees that, upon the effectiveness of a Loan Modification Agreement, this Agreement shall be deemed amended to the extent (but only to the extent) necessary to reflect the existence and terms of the Permitted Amendment evidenced thereby and only with respect to the Loans and Commitments of the Accepting Lenders as to which such Lenders’ acceptance has been made.
(d)    Notwithstanding anything to the contrary contained in this Section 9.08, guarantees, collateral security documents, intercreditor agreements (including any Junior Lien Intercreditor Agreement) and related documents executed by Loan Parties in connection with this Agreement may be, unless otherwise expressly provided herein, in a form reasonably determined by the Administrative Agent and may be, together with this Agreement, amended, supplemented and waived with the consent of the Administrative Agent at the request of the Borrower without the need to obtain the consent of any other Lender if such amendment, supplement or waiver is delivered in order (i) to comply with local Requirements of Law or advice of local counsel or (ii) to cause such guarantee, collateral security document, intercreditor agreements or other document to be consistent with this Agreement and the other Loan Documents including, without limitation, to amend the Security Documents to permit Permitted Pari Passu Secured Refinancing Debt that is permitted hereunder to have a Lien on the Collateral ranking pari passu with the Liens created by the Security Documents to become secured thereby and/or subject to the terms of the applicable intercreditor agreement as “First Lien Obligations” (or the equivalent) thereunder and to permit Permitted Junior Secured Refinancing Debt or Junior Lien Incremental Other Term Loans that are permitted hereunder to have a Lien on the Collateral ranking junior to the Liens created by the Security Documents to be subject to the terms of the Junior Lien Intercreditor Agreement as junior lien obligations thereunder.
(e)    Notwithstanding anything to the contrary contained in this Section 9.08, any (i) Credit Agreement Refinancing Indebtedness Amendment or any Refinancing Amendment may, without the consent of any person other than, (x) in the case of any such Credit Agreement Refinancing Indebtedness Amendment, the Administrative Agent and the Borrower, or, (y) in the case of any such Refinancing Amendment, the Administrative Agent, the Borrower and the Lenders or Additional Lenders providing the applicable Credit Agreement Refinancing Indebtedness (and, if the subject of such Refinancing Amendment is Other Revolving Loans, the Issuing Bank and the Swingline Lender, as applicable), in each case effect such amendments to this Agreement and the other Loan Documents as may be necessary or appropriate, in the reasonable opinion of the

Administrative Agent and the Borrower, to effect the provisions of the definition of Credit Agreement Refinancing Indebtedness, Section 2.25 or this Section 9.08(e), as applicable, or (ii) Incremental Facility Amendment may, without the consent of any person other than, the Administrative Agent, the Borrower and the Lenders or Additional Lenders providing the applicable Incremental Facility (and, if the subject of such Incremental Facility Amendment is Incremental Revolving Loans, the Issuing Bank and the Swingline Lender, as applicable), in each case effect such amendments to this Agreement and the other Loan Documents as may be necessary or appropriate, in the reasonable opinion of the Administrative Agent and the Borrower, to effect the provisions of Section 2.24 or this Section 9.08(e), as applicable. The Administrative Agent shall promptly notify each Lender as to the effectiveness of each Refinancing Amendment and each Incremental Facility Amendment. Each of the parties hereto hereby agrees that, upon the effectiveness of any Refinancing Amendment or Incremental Facility Amendment, this Agreement shall be deemed amended to the extent (but only to the extent) reasonably necessary to reflect the existence and terms of the Credit Agreement Refinancing Indebtedness or Incremental Facility, respectively, established pursuant thereto.
(f)    Anything herein to the contrary notwithstanding, during such period as a Lender is a Defaulting Lender, to the fullest extent permitted by applicable law, such Lender will not be entitled to vote in respect of amendments and waivers hereunder and the Commitment and the outstanding Loans or other extensions of credit of such Lender hereunder will not be taken into account in determining whether the Required Lenders, the Required Facility Lenders (or the Required Term Lenders or the Required Revolving Lenders) or all of the Lenders, as required, have approved any such amendment or waiver (and the definitions of “Required Lenders” and “Required Facility Lenders” (and the definitions of “Required Term Lenders” and “Required Revolving Lenders”) will automatically be deemed modified accordingly for the duration of such period); provided, that any such amendment or waiver that would increase or extend the term of the Commitment of such Defaulting Lender, extend the date fixed for the payment of principal or interest owing to such Defaulting Lender hereunder, reduce the principal amount of any obligation owing to such Defaulting Lender, reduce the amount of or the rate or amount of interest on any amount owing to such Defaulting Lender or of any fee payable to such Defaulting Lender hereunder, or alter the terms of this proviso, will require the consent of such Defaulting Lender.
Section 9.09.    Interest Rate Limitation. Notwithstanding anything herein to the contrary, if at any time the interest rate applicable to any Loan or participation in any L/C Disbursement, together with all fees, charges and other amounts which are treated as interest on such Loan or participation in such L/C Disbursement under applicable law (collectively, the “Charges”), shall exceed the maximum lawful rate (the “Maximum Rate”) which may be contracted for, charged, taken, received or reserved by the Lender holding such Loan or participation in accordance with applicable law, the rate of interest payable in respect of such Loan or participation hereunder, together with all Charges payable in respect thereof, shall be limited to the Maximum Rate and, to the extent lawful, the interest and Charges that would have been payable in respect of such Loan or participation but were not payable as a result of the operation of this Section 9.09 shall be cumulated and the interest and Charges payable to such Lender in respect of other Loans or participations or periods shall be increased (but not above the Maximum Rate therefor) until such cumulated amount, together with interest thereon at the Federal Funds Effective Rate to the date of repayment, shall have been received by such Lender.

Section 9.10.    Entire Agreement. This Agreement, the Fee Letter and the other Loan Documents constitute the entire contract between the parties relative to the subject matter hereof and thereof. Any other previous agreement among the parties with respect to the subject matter hereof and thereof is superseded by this Agreement and the other Loan Documents. Nothing in this Agreement or in the other Loan Documents, expressed or implied, is intended to confer upon any person (other than the parties hereto and thereto, their respective successors and assigns permitted hereunder (including any Affiliate of any Issuing Bank that issues any Letter of Credit) and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent, the Collateral Agent, the Joint Book Running Managers, the Senior Co-Manager, the Issuing Banks and the Lenders) any rights, remedies, obligations or liabilities under or by reason of this Agreement or the other Loan Documents.
Section 9.11.    WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE OTHER LOAN DOCUMENTS. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.11.
Section 9.12.    Severability. In the event any one or more of the provisions contained in this Agreement or in any other Loan Document should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein and therein shall not in any way be affected or impaired thereby (it being understood that the invalidity of a particular provision in a particular jurisdiction shall not in and of itself affect the validity of such provision in any other jurisdiction). The parties shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.
Section 9.13.    [Reserved].
Section 9.14.    Counterparts. This Agreement may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original but all of which when taken together shall constitute a single contract, and shall become effective as provided in Section 9.03. Delivery of an executed signature page to this Agreement by facsimile or other electronic transmission shall be as effective as delivery of a manually signed counterpart of this Agreement.
Section 9.15.    Headings. Article and Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and are not to affect the construction of, or to be taken into consideration in interpreting, this Agreement.

Section 9.16.    Jurisdiction; Consent to Service of Process. (a) Holdings and the Borrower hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any New York State court or Federal court of the United States sitting in the State, City and County of New York, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the other Loan Documents, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State or, to the extent permitted by law, in such Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement shall affect any right that the Administrative Agent, the Collateral Agent, the Joint Book Running Managers, the Senior Co-Manager, any Issuing Bank or any Lender may otherwise have to bring any action or proceeding relating to this Agreement or the other Loan Documents against Holdings or the Borrower or their respective properties in the courts of any jurisdiction.
(b)    Holdings and the Borrower hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or the other Loan Documents in any New York State or Federal court. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.
(c)    Each of Holdings and the Borrower irrevocably appoints Belmond USA Inc. at its address at 441 Lexington Avenue, Suite 504, New York, NY 10017 as its authorized agent on which any and all legal process may be served in any such action, suit or proceeding brought in any New York State court or Federal court of the United States sitting in New York City. Each of Holdings and the Borrower agrees that service of process in respect of it upon such agent, together with written notice of such service given to it in the manner provided in Section 9.01, shall be deemed to be effective service of process upon it in any such action, suit or proceeding. Each of Holdings and the Borrower agrees that the failure of such agent to give notice to it of any such service shall not impair or affect the validity of such service or any judgment rendered in any such action, suit or proceeding based thereon. If for any reason such agent shall cease to be available to act as such, each of Holdings and the Borrower agrees to irrevocably appoint another such agent in New York City, as its authorized agent for service of process, on the terms and for the purposes of this Section 9.16(c). Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by law.
Section 9.17.    Confidentiality. Each of the Administrative Agent, the Collateral Agent, each Local Agent, the Issuing Banks and the Lenders agrees to maintain the confidentiality of the Information, except that Information may be disclosed (a) to its Affiliates and to its and its Affiliates’ officers, directors, employees and agents, including accountants, legal counsel, third party service providers and other advisors (it being understood that the persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any regulatory authority or quasi regulatory authority, (c) to the extent required by applicable laws or regulations or by any subpoena or similar legal process, (d) in connection with the exercise of any remedies hereunder, under the other Loan Documents, under the Specified Hedging Agreements or in respect of the Cash Management Obligations or any suit, action or proceeding relating to the enforcement of its rights hereunder or thereunder, or to the extent necessary for the Administrative Agent, such Lender or the relevant Lender Counterparty or Cash Management Bank to assert any claim or defense, (e) subject to an agreement containing provisions substantially the same as those of this Section 9.17, to (i) any actual or prospective assignee of or participant in any of its rights or obligations under this Agreement and the other Loan Documents, (ii) any actual or prospective counterparty (or its advisors) to any swap or derivative transaction relating to Holdings, the Borrower or any other Subsidiary or any of their respective obligations, (iii) any rating agency, (iv) the CUSIP Service Bureau or any similar organization, or (v) any credit insurer, (f) with the consent of the Borrower, or (g) to the extent such Information becomes publicly available other than as a result of a breach of this Section 9.17. For the purposes of this Section, “Information” shall mean all information received from Holdings and the Borrower and related to Holdings or the Borrower or its business, other than any such information that was available to the Administrative Agent, the Collateral Agent, any Issuing Bank, any Lender, any Lender Counterparty or any Cash Management Bank on a nonconfidential basis prior to its disclosure by Holdings or the Borrower. Any person required to maintain the confidentiality of Information as provided in this Section 9.17 shall be considered to have complied with its obligation to do so if such person has exercised the same degree of care to maintain the confidentiality of such Information as such person would accord its own confidential information. Notwithstanding any other express or implied agreement, arrangement or understanding to the contrary, each of the parties hereto agrees that each other party hereto (and each of its employees, representatives or agents) are permitted to disclose to any persons, without limitation, the tax treatment and tax structure of the Loans and the other transactions contemplated by the Loan Documents, the Specified Hedging Agreements the documentation governing any Cash Management Obligations and all materials of any kind (including opinions and tax analyses) that are provided to the Loan Parties, the Lenders, the Lender Counterparties, the Cash Management Banks, the Joint Book Running Managers, the Senior Co-Manager, any Agent or any Affiliate of any of the foregoing related to such tax treatment and tax aspects. To the extent not inconsistent with the immediately preceding sentence, this authorization does not extend to disclosure of any other information or any other term or detail not related to the tax treatment or tax aspects of the Loans or the transactions contemplated by the Loan Documents, including the identity of any Lender.
Section 9.18.    Judgment Currency. (a) The obligations of each Loan Party hereunder and under the other Loan Documents to make payments in Dollars or Euros, as the case may be (the “Obligation Currency”), shall not be discharged or satisfied by any tender or recovery pursuant to any judgment expressed in or converted into any currency other than the Obligation Currency, except to the extent that such tender or recovery results in the effective receipt by the Administrative Agent or a Lender of the full amount of the Obligation Currency expressed to be payable to the Administrative Agent or such Lender under this Agreement or the other Loan Documents. If, for the purpose of obtaining or enforcing judgment against the Borrower or any other Loan Party in any court or in any jurisdiction, it becomes necessary to convert into or from any currency other than the Obligation Currency an amount due in the Obligation Currency, the conversion shall be made, at the equivalent in such Obligation Currency of such amount (determined by the

Administrative Agent pursuant to Section 1.04 using the applicable Exchange Rate with respect to such Obligation Currency), in each case, as of the date immediately preceding the day on which the judgment is given.
(b)    For purposes of determining the Dollar Equivalent, such amounts shall include any premium and costs payable in connection with the purchase of the Obligation Currency.
Section 9.19.    Waiver of Immunities. If Holdings or the Borrower has or hereafter may acquire any immunity (sovereign or otherwise) from any legal action, suit or proceeding, from jurisdiction of any court or from set‑off or any legal process (whether service or notice, attachment prior to judgment attachment in aid of execution of judgment, execution of judgment or otherwise) with respect to itself or any of its property, Holdings or the Borrower hereby (to the fullest extent permitted by applicable law) irrevocably waives and agrees not to plead or claim such immunity in respect of its obligations under this Agreement and each of the other Loan Documents. Each of Holdings and the Borrower agrees that the foregoing waivers shall be effective to the fullest extent permitted under the U.S. Foreign Sovereign Immunities Act of 1976, as amended from time to time, and are intended to be irrevocable and not subject to withdrawal for purposes of such Foreign Sovereign Immunities Act.
Section 9.20.    Release of Collateral and Guarantee Obligations. (a) Notwithstanding anything to the contrary contained herein or in any other Loan Document, upon written request of Holdings or the Borrower in connection with any Disposition of or grant of a Lien on property expressly permitted by the Loan Documents, the Administrative Agent or the Collateral Agent, as applicable, shall have the authority to (without notice to or vote or consent of any Secured Party) take such actions as shall be required to release or establish the relative priority of its security interest in any Collateral the subject of such Disposition or Lien and, in the case of a Disposition involving the sale of any person, to release any Guarantee obligations of any person being disposed of in such Disposition, to the extent necessary to permit consummation of such Disposition in accordance with the Loan Documents; provided that Holdings or the Borrower shall have delivered to the Administrative Agent and the Collateral Agent, at least ten Business Days prior to the date of the proposed release or establishment of relative priority, a written request for release or establishment of relative priority identifying the relevant Collateral and the terms of such Disposition or grant in reasonable detail, including the date thereof, the price or other material terms thereof and any expenses in connection therewith, together with a certification by Holdings or the Borrower stating that such transaction is in compliance with this Agreement and the other Loan Documents (which statement shall indicate the relevant provisions hereof and thereof permitting such transaction) and, in the case of an Asset Sale, that the proceeds of such Asset Sale will be applied in accordance with this Agreement and the other Loan Documents.
(b)    Notwithstanding anything to the contrary contained herein or in any other Loan Document, upon the occurrence of the Termination Date, at the reasonable written request of the Borrower, the Administrative Agent and the Collateral Agent shall (without notice to or vote or consent of any other Secured Party) take such actions as shall be required to release the Collateral Agent’s security interest in all Collateral, and to release all Guarantee obligations provided for in any Loan Document.

Section 9.21.    Release from Certain Restrictions. Each party hereto granting authorization to any other person under this Agreement (including the Lenders’ and the Issuing Banks’ appointment of the Agents under Article IX and otherwise) hereby releases such other person from any restriction on representing several persons and/or self-dealing under any applicable law.
Section 9.22.    Limitation of Liability. No recourse shall be had against any officer, director, member, partner or stockholder, in each case solely in such person’s capacity as such; provided, however, that nothing in this Section 9.22 shall be deemed to release any person from liability under any Guaranty or for such person’s fraudulent actions or willful or intentional misconduct.
Section 9.23.    Electronic Communications; Treatment of MNPI. (a) Each of Holdings and the Borrower hereby agrees that, unless otherwise requested by the Administrative Agent, it will provide to the Administrative Agent all information, documents and other materials that it is obligated to furnish to the Administrative Agent pursuant to the Loan Documents, including all notices, requests, financial statements, financial and other reports, certificates and other information materials, but excluding any such communication that (i) relates to a request for a new, or a conversion of an existing, Borrowing or other extension of credit (including any election of an interest rate or Interest Period relating thereto), (ii) relates to the payment of any principal or other amount due under this Agreement prior to the scheduled date therefor, (iii) provides notice of any Default or Event of Default, (iv) is required to be delivered to satisfy any condition precedent to the effectiveness of this Agreement and/or any Borrowing or other extension of credit hereunder, or (v) initiates or responds to legal process (all such non-excluded information being referred to herein, collectively, as the “Communications”) by transmitting the Communications in an electronic/soft medium (provided such Communications contain any required signatures) in a format acceptable to the Administrative Agent to ronnie.glenn@barclays.com@barclays.com (or such other e-mail address designated by the Administrative Agent from time to time).
(b)    Each party hereto agrees that the Administrative Agent may make the Communications and other materials and/or information provided by or on behalf of the Loan Parties hereunder and under the other Loan Documents (collectively, including the Communications, the “Borrower Materials”) available to the Lenders, the other Agent, the Issuing Banks and any other Secured Party by posting the Borrower Materials on Debt Domain, IntraLinks, Syndtrak or another similar electronic system or website, if any, to which each Lender, each Agent, each Issuing Bank and the Administrative Agent have access (whether a commercial, third-party website or whether sponsored by the Administrative Agent) (the “Platform”). Nothing in this Section 9.23 shall prejudice the right of the Administrative Agent to make the Borrower Materials available to the Lenders, the Agents and the Issuing Banks in any other manner specified in this Agreement or any other Loan Documents.
(c)    Each Lender, each Agent and each Issuing Bank agrees that e-mail notice to it (at the address provided pursuant to the next sentence and deemed delivered as provided in the next paragraph) specifying that Borrower Materials have been posted to the Platform shall constitute effective delivery of such Borrower Materials to such Lender for purposes of this Agreement and the other Loan Documents. Each of each Lender, each Agent and each Issuing Bank agrees (i) to notify the Administrative Agent in writing (including by electronic communication) from time to time to ensure that the Administrative Agent has on record an effective e-mail address for such Lender to which the foregoing notice may be sent by electronic transmission, and (ii) that the foregoing notice may be sent to such e-mail address.
(d)    Each party hereto agrees that any electronic communication referred to in this Section 9.23 shall be deemed delivered upon the posting of a record of such communication (properly addressed to such party at the e-mail address provided to the Administrative Agent) as “sent” in the e-mail system of the sending party or, in the case of any such communication to the Administrative Agent, upon the posting of a record of such communication as “received” in the e-mail system of the Administrative Agent; provided that if such communication is not so received by the Administrative Agent during the normal business hours of the Administrative Agent, such communication shall be deemed delivered at the opening of business on the next Business Day for the Administrative Agent.
(e)    Each party hereto acknowledges that (i) the distribution of material through an electronic medium is not necessarily secure and that there are confidentiality and other risks associated with such distribution, (ii) the Borrower Materials and the Platform are provided “as is” and “as available”, (iii) none of the Administrative Agent, its affiliates or any of their respective officers, directors, employees, agents, advisors or representatives (collectively, the “Barclays Parties”) warrants the adequacy, accuracy or completeness of the Borrower Materials or the Platform, and each Barclays Party expressly disclaims liability for errors or omissions in any Borrower Materials or the Platform, and (iv) no warranty of any kind, express, implied or statutory, including any warranty of merchantability, fitness for a particular purpose, non‑infringement of third party rights or freedom from viruses or other code defects, is made by any Barclays Party in connection with any Borrower Materials or the Platform. In no event shall any Barclays Party have any liability to any Loan Party, any Lender, any Issuing Bank or any other Person or entity for losses, claims, damages, liabilities or expenses of any kind (whether in tort, contract or otherwise) arising out of any Loan Party’s or the Administrative Agent’s transmission of Borrower Materials through the Platform, except to the extent that such losses, claims, damages, liabilities or expenses are determined by a court of competent jurisdiction by an final and nonappealable judgment to have resulted from the gross negligence or wilful misconduct of such Barclays Party; provided that in no event shall any Barclays Party have any liability to any Loan Party, any Lender, any Issuing Bank or any other Person for indirect, special, incidental, consequential damages or punitive damages (as opposed to direct or actual damages).
(f)    Holdings and the Borrower hereby acknowledge and agree that certain of the Lenders (each, a “Public Lender”) may have personnel who do not wish to receive MNPI, and who may be engaged in investment and other market-related activities with respect to Holdings’ or any Subsidiary’s securities. Each of Holdings and Borrower hereby agrees that it will use commercially reasonable efforts to identify that portion of the Borrower Materials that may be distributed to the Public Lenders and that (1) all such Borrower Materials shall be clearly and conspicuously marked “PUBLIC” which, at a minimum, shall mean that the word “PUBLIC” shall appear prominently on the first page thereof, (2) by marking Borrower Materials “PUBLIC,” the Borrower shall be deemed to have authorized the Agents, the Issuing Banks and the Lenders to treat such Borrower Materials as not containing any MNPI (provided, however, that to the extent that such Borrower Materials constitute Information, they shall be subject to Section 9.17), (3) all Borrower Materials marked “PUBLIC” are permitted to be made available through a portion of the Platform designated “Public Side Information” and (4) the Agents shall be entitled to treat any Borrower Materials that are not marked “PUBLIC” as being suitable only for posting on a portion of the Platform not designated “Public Side Information.” Notwithstanding the foregoing, the following Borrower Materials shall be deemed to be marked “PUBLIC” unless Holdings or the Borrower shall have notified the Administrative Agent promptly prior to its distribution to Lenders that any such document contains MNPI: (1) the Loan Documents (other than any schedules or other disclosures of factual information), (2) notifications of changes in the terms of the Facilities and (3) all information, certificates and reports delivered pursuant to Section 5.04(a), (b) or (c).
(g)    Each Public Lender agrees to cause at least one individual at or on behalf of such Public Lender to have selected the “Private Side Information” or similar designation on the content declaration screen of the Platform in order to enable such Public Lender or its delegate, in accordance with such Public Lender’s compliance procedures and applicable law, including the U.S. Federal and state and all other applicable securities laws, to make reference to Borrower Materials that are not made available through the “Public Side Information” portion of the Platform and that may contain MNPI. In the event that any Public Lender has elected for itself to not access any information disclosed through the Platform or otherwise, such Public Lender acknowledges that (i) the Agents and other Lenders may have access to such information and (ii) none of Holdings, the Borrower or any Agent or other Lender with access to such information shall have (x) any responsibility for such Public Lender’s decision to limit the scope of information it has obtained in connection with this Agreement and the other Loan Documents or (y) any duty to disclose such information to such electing Lender or to use such information on behalf of such electing Lender, and shall not be liable for the failure to so disclose or use, such information.
(h)    The Agents, the Issuing Banks and the Lenders (including the Swingline Lender) shall be entitled to rely and act upon any notices (including telephonic Borrowing Requests and other telephonic notices, whether or not expressly provided for hereunder) purportedly given by or on behalf of Holdings or the Borrower even if (i) such notices were not made in a manner specified herein, were incomplete or were not preceded or followed by any other form of notice specified herein or (ii) the terms thereof, as understood by the recipient, varied from any confirmation thereof. Holdings and the Borrower shall indemnify the Agents, each Issuing Bank, each Lender (including the Swingline Lender) and the Related Parties of each of the foregoing for all losses, costs, expenses and liabilities resulting from the reliance of such Person on each notice purportedly given by or on behalf of Holdings or the Borrower. All telephonic notices to and telephonic communications with the Administrative Agent may be recorded by the Administrative Agent, and each of the parties hereby consents to such recording.
Section 9.24.    No Fiduciary Duties. Each of Holdings and the Borrower (on behalf of itself and each other Loan Party) agrees that (a) nothing in the Loan Documents or otherwise will be deemed to create an advisory, fiduciary or agency relationship or fiduciary or other implied duty between the Administrative Agent, any Issuing Bank, any Lender or any Affiliate thereof, on the one hand, and Holdings, the Borrower or such other Loan Party, as applicable, its stockholders or its Affiliates, on the other, (b) the transactions contemplated by the Loan Documents (including the exercise of rights and remedies hereunder and thereunder) are arm’s‑length commercial transactions, and (c) it has consulted its own legal and financial advisors to the extent it deemed appropriate and that it is responsible for making its own independent judgment with respect to such transactions and the process leading thereto. Each of Holdings and the Borrower (on behalf of itself and each other Loan Party) acknowledges that the Administrative Agent, the Issuing Banks, the Lenders and their respective Affiliates may have interests in, or may be providing or may in the future provide financial or other services to other parties with interests which Holdings, the Borrower or such other Loan Party may regard as conflicting with its interests and may possess information (whether or not material to Holdings, the Borrower or such other Loan Party) other than as a result of (x) the Administrative Agent acting as administrative agent hereunder or (y) the Lenders acting as lenders hereunder, that the Administrative Agent, any Issuing Bank or any Lender may not be entitled to share with Holdings, the Borrower or any other Loan Party. Without prejudice to the foregoing, each of Holdings and the Borrower (on behalf of itself and each other Loan Party) agrees that the Administrative Agent, the Issuing Banks, the Lenders and their respective Affiliates may (A) deal (whether for its own or its customers’ account) in, or advise on, securities of any person, and (B) accept deposits from, lend money to, act as trustee under indentures of, accept investment banking engagements from and generally engage in any kind of business with other persons in each case, as if the Administrative Agent were not the Administrative Agent and as if the Issuing Banks and Lenders were not lenders hereunder, and without any duty to account therefor to Holdings, the Borrower or any other Loan Party. Each of Holdings and the Borrower (on behalf of itself and each other Loan Party) hereby irrevocably waives, in favor of the Administrative Agent, the Issuing Banks and the Lenders, any conflict of interest which may arise by virtue of the Administrative Agent, the Issuing Banks and the Lenders acting in various capacities under the Loan Documents or for other customers of the Administrative Agent, any Issuing Bank or any Lender as described in this Section 9.24.
Section 9.25.    Use of English Language. This Agreement (other than certain terms used in Section 1.05, Section 1.06, Section 7.01(h), Section 7.01(i) and certain other provisions hereof) has been negotiated and executed in the English language. All certificates, reports, notices and other documents and communications given or delivered pursuant to this Agreement (including any modifications or supplements hereto) shall be in the English language (except with respect to certain terms within such English language documents or communications which are customarily expressed in another language that is ordinarily used by the relevant Subsidiary or in the relevant jurisdiction to which such documents or communications relate), or accompanied by a certified English translation thereof. In the case of any document originally issued in a language other than English, the English language version of any such document shall for purposes of this Agreement, and absent manifest error, control the meaning of the matters set forth therein.
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